Form 10KSB, Exhibit 13
period 2004-12-13
SOUTHCREST FINANCIAL GROUP INC
filed 2005-03-31
CIK 1279756

Selected Financial Data

The following tables present certain selected historical financial information for SouthCrest Financial Group, Inc. and subsidiaries. The data should be read in conjunction with the historical financial statements, including the notes thereto, and other financial information concerning the Company.

SouthCrest Financial Group, Inc. and Subsidiaries
Summary Financial Data
For the Periods Ended December 31,
(all dollars in thousands except per share amounts)

	2004	2003	2002	2001	2000
Income Statement
Net interest income	$11,662	$9,130	$9,103	$8,772	$7,971
Provision for loan losses	375	324	519	374	292
Net interest income after provision for loan losses	11,287	8,806	8,584	8,398	7,679
Non-interest income	3,728	3,511	2,903	1,742	1,455
Non-interest expense	9,498	7,592	7,123	6,299	5,786
Income taxes	1,660	1,390	1,249	1,100	942
Net income	3,857	3,335	3,115	2,741	2,406
Per Common Share
Net income	$1.52	$1.53	$1.43	$1.32	$1.16
Cash dividends declared	$0.46	$0.46	$0.45	$0.44	$0.42
Dividend payout ratio	30.3%	30.1%	31.5%	33.3%	36.2%
Book value	$14.21	$11.94	$11.44	$10.56	$9.70
Average shares outstanding	2,545,724	2,182,421	2,178,685	2,081,670	2,073,471
Period End
Total loans	$229,232	$123,187	$118,232	$107,292	$104,881
Net loans	226,071	121,362	116,289	105,613	103,388
Earning assets (1)	374,684	237,239	219,896	208,415	190,221
Assets	407,672	256,205	243,653	222,944	211,373
Deposits	352,252	227,469	215,556	196,170	179,472
Stockholders’ equity	50,740	26,045	23,984	22,095	20,098
Common shares outstanding	3,571,556	2,180,585	2,097,014	2,091,614	2,072,442
Average Balances
Loans	$156,003	$119,676	$113,049	$107,159	$100,173
Earning assets (1)	269,651	231,131	212,288	203,348	184,752
Assets	292,446	251,687	230,360	218,988	204,260
Deposits	217,493	189,190	175,188	167,234	178,923
Other borrowings	580	1,892	1,991	2,516	3,997
Equity	33,466	25,361	23,509	21,101	19,357
Performance Ratios
Return on average assets	1.32%	1.32%	1.35%	1.25%	1.18%
Return on average stockholders’ equity	11.53%	13.15%	13.25%	12.99%	12.43%
Average equity to average assets	11.44%	10.07%	10.21%	9.63%	9.48%
Average loans to average deposits	71.73%	63.26%	64.53%	64.08%	55.99%

(1) Earning assets include interest-bearing deposits in banks, federal funds sold, securities available for sale, restricted equity securities, loans net of unearned income, less non-accrual loans.

INFORMATION ABOUT SOUTHCREST FINANCIAL GROUP, INC.

Description of Business

SouthCrest Financial Group, Inc. (“the Company” or “SouthCrest”) is a bank holding company headquartered in Fayetteville, Georgia. SouthCrest was incorporated under the laws of the State of Georgia on August 15, 1996 as Upson Bankshares, Inc. and is registered under the Bank Holding Company Act of 1956, as amended, and under the bank holding company laws of the State of Georgia. SouthCrest conducts its operations through its wholly owned subsidiaries (collectively the “Banks”), Bank of Upson (“Upson”) and First National Bank of Polk County (“FNB Polk”). The Company was renamed on September 30, 2004 when Upson Bankshares, Inc. and First Polk Bankshares, Inc. entered into a business combination in which First Polk Bankshares merged into Upson Bankshares in a merger accounted for by the purchase method of accounting.

Bank of Upson / Meriwether Bank and Trust / SouthCrest Bank

Bank of Upson was incorporated under the laws of the State of Georgia in 1951 as a state-chartered bank. Upson is headquartered in Thomaston, Upson County, Georgia and operates a total of six full-service banking locations and sixteen 24-hour ATM sites in Meriwether, Spalding, Fayette and Upson Counties in western Georgia. In 1999, Bank of Upson purchased two bank branches, which it now operates in Manchester, Georgia and Warm Springs, Georgia under the trade name “Meriwether Bank & Trust.” Bank of Upson also purchased a bank branch in Luthersville, Georgia in December of 2002, which is also operated under the trade name Meriwether Bank & Trust. In November 2004 Upson opened a full-service de-novo branch in Fayetteville, Georgia operating under the trade name “SouthCrest Bank.”

Bank of Upson is a full service commercial bank focusing on meeting the banking needs of individuals and small- to medium-sized businesses. Upson offers a broad line of banking and financial products and services customary for full service banks of similar size and character. These services include consumer loans, real estate loans, and commercial loans as well as maintaining deposit accounts such as checking accounts, money market accounts, and a variety of certificates of deposit. Bank of Upson attracts most of its deposits and conducts most of its lending transactions from and within its primary service area encompassing Upson, Fayette, and Meriwether Counties Georgia.

First National Bank of Polk County

The First National Bank of Polk County was established in 1920 to provide community-banking services to the individuals and businesses in Polk County in northwest Georgia. FNB Polk operates out of its main office in Cedartown, Polk County, Georgia. In addition to its main office, FNB Polk operates a branch office in Cedartown and another in the Rockmart, also in Polk County. FNB Polk also operates three ATM machines at each of the branches.

FNB Polk performs banking services customary for full service banks of similar size and character. Such services include making real estate, commercial and consumer loans, providing other banking services such as traveler’s checks, and maintaining deposit accounts such as checking, money market, consumer certificate of deposit and IRA accounts.

Business Activities of the Company

Deposit Services. Deposits are a key component of the Company’s business, serving as a source of funding for lending as well as for increasing customer account relationships. Both Upson and FNB Polk offer a variety of deposit services, including non-interest bearing checking accounts, interest bearing checking accounts, money market accounts, savings accounts, and time deposits with maturities ranging from three months to five years. The primary sources of deposits for Upson and FNB Polk are businesses and individuals in the Banks’ primary market areas.

Lending Services. The Banks’ lending business consists primarily of making consumer loans to individuals, commercial loans to small and medium-sized businesses and professional organizations, and secured real estate loans, including residential and commercial construction loans, and first and second mortgage loans for the acquisition and improvement of personal residences.

Investment Services. The Company provides investment services to its customers under the trade name “Hometown Investments,” a division of Bank of Upson. Hometown Investments provides brokerage services through its partnership with a full-service brokerage firm, and is able to offer its customers brokerage services for stocks, bonds, mutual funds, IRA’s, 529 plans, retirement plans, certificates of deposit, and insurance products. The customer base for this service consists of individual investors, small businesses, and non-profit organizations. Hometown Investments was created in 1999 and has been in full service since 2001.

Trust Services. SouthCrest also operates a full-service personal trust department through Bank of Upson. The trust department provides estate analysis, consultation, estate and agency accounts, as well as non-profit agency services. All trust-related record-keeping, back-office, and securities servicing is provided through a third-party.

Asset and Liability Management. The banks manage their assets and liabilities to provide adequate liquidity, and at the same time, to achieve the maximum net interest rate margin. These management functions are conducted within the framework of written loan and investment policies. The banks attempt to maintain a balanced position between rate sensitive assets and rate sensitive liabilities.

Market Area and Competition. The Company operates in a highly competitive environment. Its banks compete for deposits and loans with commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies and other financial entities operating locally and elsewhere. In addition, because the Gramm-Leach-Bliley Act now permits banks, securities firms, and insurance companies to affiliate, a number of larger financial institutions and other corporations offering a wider variety of financial services than the bank currently offers could enter our area and aggressively compete in the market that the bank serves. Many of these competitors have substantially greater resources and lending limits than Upson and FNB Polk and may offer certain services that they do not or cannot provide.

Employees. As of December 31, 2004, the Company and its subsidiary banks had 160 full-time equivalent employees. Certain executive officers of the Banks also serve as officers of SouthCrest Financial Group, Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The purpose of the following discussion is to address information relating to the financial condition and results of operations of SouthCrest Financial Group, Inc. that may not be readily apparent from a review of the consolidated financial statements and notes thereto. This discussion should be read in conjunction with information provided in the Company’s consolidated financial statements and accompanying footnotes.

Critical Accounting Policies

Our accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America as defined by Public Company Accounting Oversight Board and conform to general practices within the banking industry. Our significant accounting policies are described in the notes to the consolidated financial statements. Certain accounting policies require management to make significant estimates and assumptions, which have a material impact on the carrying value of certain assets and liabilities, and we consider these to be critical accounting policies. The estimates and assumptions used are based on historical experience and other factors that management believes to be reasonable under the circumstances. Actual results could differ significantly from these estimates and assumptions, which could have a material impact on the carrying value of assets and liabilities at the balance sheet da tes and results of operations for the reporting periods.

We believe the following are critical accounting policies that require the most significant estimates and assumptions that are particularly susceptible to a significant change in the preparation of our financial statements.

Allowance for Loan Losses. A provision for loan losses is based on management’s opinion of an amount that is adequate to absorb losses inherent in the existing loan portfolio. The allowance for loan losses is established through a provision for losses based on management’s evaluation of current economic conditions, volume and composition of the loan portfolio, the fair market value or the estimated net realizable value of underlying collateral, historical charge off experience, the level of nonperforming and past due loans, and other indicators derived from reviewing the loan portfolio. The evaluation includes a review of all loans on which full collection may not be reasonably assumed. Should the factors that are considered in determining the allowance for loan losses change over time, or should management’s estimates prove incorrect, a different amount may be reported for the allowance and the assoc iated provision for loan losses. For example, if economic conditions in our market areas experience an unexpected and adverse change, we may need to increase our allowance for loan losses by taking a charge against earnings in the form of an additional provision for loan loss.

Investment Securities. Investment securities are classified into three categories. Debt securities that we have the intent and ability to hold to maturity are classified as “held-to-maturity securities” and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as “trading securities” and reported as fair value, with unrealized gains and losses included in earnings. Debt securities not classified as either held-to-maturity securities or trading securities and equity securities not classified as trading securities are classified as “available-for-sale securities” and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income. We did not have any securities classified as trading securities as of December 31 , 2004 or 2003.

Premiums and discounts related to securities are amortized or accreted over the life of the related security as an adjustment to the yield using the effective interest method and considering prepayment assumptions. Dividend and interest income is recognized when earned.

Gains and losses on calls of securities are recognized on the settlement date based on the adjusted cost basis of the specific security.

The financial statement impact of settlement date accounting versus trade date accounting is not significant. The Company has never sold securities, and therefore no gain or losses have been recognized on the sale of securities. Declines in fair value of individual held to maturity and available for sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value.

Management conducts regular reviews to assess whether the values of our investments are impaired and if any impairment is other than temporary. If we determine that the value of any investment is other than temporarily impaired, we record a charge against earnings in the amount of the impairment. The determination of whether other than temporary impairment has occurred involves significant assumptions, estimates and judgments by management. Changing economic conditions – global, regional or related to industries of specific issuers – could adversely affect these values. There was no impairment for securities recorded in the years ending December 31, 2004 or 2003.

Business Combination. On September 30, 2004 the Company completed its merger with First Polk Bankshares, Inc. As a result of the merger, the Company issued 1,484,029 shares to the previous shareholders of First Polk Bankshares. A stipulation in the merger agreement stated that shareholders of both companies could elect to redeem shares for $16.00 cash, subject to a maximum redemption of 93,750 shares. Because of this, subsequent to the completion of the merger, 93,058 shares were redeemed for a total $1,488,928. The merger was accounted for using the purchase method of accounting, and is summarized below:

First Polk Bankshares, Inc.
Assets Acquired and Liabilties Assumed
September 30, 2004
(Dollars in thousands)

Cash and due from banks	$3,899
Federal funds sold	2,166
Securities available for sale	37,861
Restricted equity securities	32
Loans, net	98,016
Premises and equipment	3,980
Intangible assets	6,037
Other assets	3,484

Total assets acquired	$155,475

Deposits	$128,422
Other liabilities	3,309

Total liabilities assumed	131,731

Net assets acquired	23,744

Intangible assets represent a core deposit intangible which will be amortized over the estimated life of the deposits of approximately 10 years.

Results of Operations for the Years Ended December 31, 2004 and 2003

For 2004, net income was $3,857,000, or $1.52 per share compared to net income of $3,335,000 or $1.53 per share in 2003, an increase of $522,000. Substantially all of the increase relates to inclusion of the results of operations of First National Bank of Polk County from September 30, 2004, the date of the merger.

Net interest income. A significant portion of SouthCrest’s results of operations are determined by its ability to manage effectively interest income and expense. Since market forces and economic conditions beyond the control of management determine interest rates, the ability to generate net interest income is dependent upon SouthCrest’s ability to maintain an adequate spread between the rate earned on earning assets and the rate paid on interest-bearing liabilities, such as deposits and borrowings. Thus, net interest income is the key performance measure of income.

Table 1 below presents various components of assets and liabilities, interest income and expense as well as their yield/cost for the fiscal years ended 2004 and 2003. In this table, amounts related to average balances and interest income and interest expense related to FNB Polk are included prospectively from September 30, 2004, the date of merger. Table 2 presents a Rate/Volume Analysis of Net Interest Income. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) change in volume (change in volume multiplied by old rate); (2) change in rate (change in rate multiplied by old volume); and (3) a combination of change in rate and change in volume. The changes in interest income and interest expense attributable to both volume and rate have been allocated proportionately on a consistent basis to the change due to volume and the change due to rate.

Table 1. Average Consolidated Balance Sheets and Net Interest Income Analysis
For the Years Ended December 31,
(Dollars in thousands)

	2004			2003			2002
	Average	Income /	Yields /	Average	Income /	Yields /	Average	Income /	Yields /
	Balances(1)	Expense	Rates	Balances(1)	Expense	Rates	Balances(1)	Expense	Rates
Loans	$156,003	$10,752	6.89%	$119,676	$8,942	7.47%	$113,049	$9,016	7.98%
Taxable securities	89,683	4,010	4.47%	90,707	3,700	4.08%	84,414	4,577	5.42%
Nontaxable securities	12,776	445	3.48%	7,839	395	5.04%	6,860	523	7.62%
Federal funds sold	5,373	87	1.62%	8,336	89	1.07%	5,786	95	1.64%
Interest bearing deposits in banks	5,816	153	2.63%	4,573	120	2.62%	2,179	71	3.26%

Total earning assets	269,651	15,447	5.73%	231,131	13,246	5.73%	212,288	14,282	6.73%

Cash and due from banks	8,320			6,756			6,752
Allowance for loan losses	(2,230)			(1,878)			(1,765)
Other assets	16,705			15,678			13,085

Total	$292,446			$251,687			$230,360

Interest bearing demand (2)	$83,669	$616	0.74%	$65,389	$520	0.80%	$57,754	$758	1.31%
Savings	23,935	116	0.48%	18,455	94	0.51%	16,509	154	0.93%
Certificates of deposit	109,889	3,024	2.75%	105,346	3,379	3.21%	100,925	4,138	4.10%

Total interest bearing deposits	217,493	3,756	1.73%	189,190	3,993	2.11%	175,188	5,050	2.88%
Short-term borrowed funds	147	2	1.36%	77	1	1.30%	-	-	-
Long-term debt	433	27	6.24%	1,815	122	6.72%	1,991	128	6.43%

Total interest bearing liabilties	218,073	3,785	1.74%	191,082	4,116	2.15%	177,179	5,178	2.92%

Noninterest bearing demand deposits	38,542			33,273			26,834
Other liabilities	2,365			1,976			2,834
Shareholders’ equity	33,466			25,356			23,513

Total	$292,446			$251,687			$230,360

Net interest income		$11,662			$9,130			$9,104

Net interest yield on earning assets			4.32%			3.95%			4.29%
Net interest spread			3.99%			3.58%			3.81%

(1) Daily averages

(2) Includes money market accounts

Table 2. Changes In Interest Income and Expense
(Dollars in thousands)

	2004 Compared to 2003			2003 Compared to 2002
	Increase (Decrease) Due to Changes In			Increase (Decrease) Due to Changes In
	Volume	Rate	Total	Volume	Rate	Total
Loans	$2,547	$(737)	$1,810	$(586)	$12	$(574)
Taxable securities	(42)	352	310	(1,359)	332	(1,027)
Nontaxable securities	197	(147)	50	(28)	50	22
Federal funds sold	(39)	37	(2)	(40)	34	(6)
Interest bearing deposits in banks	33	-	33	(16)	65	49
				)
Total earning assets	2,696	(495)	2,201	(2,029)	493	(1,536)
				)
Interest bearing demand	137	(41)	96	(328)	90	(238)
Savings	28	(6)	22	(76)	16	(60)
Certificates of deposit	142	(497)	(355)	(966)	174	(792)
				)
Total deposits	307	(544)	(237)	(1,370)	280	(1,090)
Short-term borrowed funds	1	-	1	1	-	1
Long-term debt	(87)	(8)	(95)	82	(88)	(6)
				)
Total interest bearing liabilties	221	(552)	(331)	(1,287)	192	(1,095)
				)
Net interest income	$2,475	$57	$2,532	$(742)	$301	$(441)
				)

Net interest income increased $2,532,000 to $11,662,000 in 2004 from $9,130,000 in 2003. Of the $2,532,000 increase in net interest income, $1,822,000 relates to the operations of FNB Polk subsequent to September 30, 2004, the date of merger. Interest income increased $2,201,000 to $15,447,000 for the year ended December 31, 2004, as compared to $13,246,000 for 2003. The largest component of the increase was a $1,810,000 increase in interest earned on loans. The increase in the volume of loans outstanding of $36.3 million resulted in interest earned on such loans to increase by $2,547,000, offset by a $737,000 decline in interest income resulting from the average yield earned on loans declining from 7.47% to 6.89%. Interest expense declined $331,000 to $3,785,000 for 2004 from $4,116,000 in 2003. In general, interest expense declined due to reductions in the average rates paid on deposits, whose average rates declined from 2.11% in 2003 to 1.73% in 2004.

For 2004, the net interest yield on earning assets increased from 3.95% for 2003 to 4.32% for 2004. This was the result of a decline in the average rate paid on interest bearing liabilities. The average yield on earning assets remained unchanged at 5.73% for 2003 and 2004. Despite the decline in yields on loans, the average yield on earning assets remained consistent due to (1) the increase in the average yield on taxable securities from 4.08% to 4.47%, and due to the increase in loans as a percentage of total earning assets. Loans generally earn a higher rate of interest than other earning assets, and in 2004 they comprised 57.9% of earning assets in compared to 51.8% of earning assets for 2003. The average rate paid on interest bearing liabilities declined from 2.16% in 2003 to 1.74% in 2004 as a result of average rates paid on time deposits declining from 3.21% in 2003 to 2.75% in 2004.

Provision for Loan Losses. The provision for loan losses for 2004 was $375,000 compared to $324,000 provided in 2003. In 2004 the Company charged off loans, net of recoveries, totaling $300,000 as compared to net chargeoffs of $442,000 in 2003. During 2004, the loan portfolio (excluding loans held for sale) grew by $106.7 million, of which FNB Polk accounts for $96.2 million. Net chargeoffs as a percentage of average loans outstanding were 0.19% in 2004 compared to 0.37% in 2003.

The provision for loan losses is determined primarily by management’s evaluation concerning the level of the allowance for loan losses. For further discussion, refer to the discussion below titled “Allowance for Loan Losses.”

Other Income. Total other income for 2004 was $3,728,000 compared to $3,511,000 for 2003, an increase of $217,000. The impact of the addition of FNB Polk was to increase other income by $404,000. Therefore, excluding the impact of FNB Polk, other income would have declined $187,000. This decline relates to a $370,000 reduction in fees and profits earned on the sale of mortgage loans, the result of a decline in the volume of mortgages sold from $38.7 million in 2003 to $16.0 million in 2004. The reduction in mortgage volume was caused by the higher interest rates experienced in 2004. Lower rates in 2003 and 2002 resulted in increased loan origination volume as customers refinanced their loans to take advantage of the lower interest rates. As rates increased in 2004, the volume of business related to refinancing activity declined significantly. Service charges on deposits totaled $2,289,000, an increase of $522,0 00 over 2003 of which $345,000 related to the addition of FNB Polk. The following table provides information about our other income.

Table 3. Summary of Other Income
(Dollars in thousands)

	2004	2003
Service charges on deposits	335	$223
NSF and overdraft charges	1,954	1,544
Other service charges	495	300
Mortgage loan origination fees	371	389
Net gain on sale of loans	215	567
Income from bank-owned life insurance	121	114
Other operating income	237	374

	$3,728	$3,511

Other Expenses. Other expenses for 2004 were $9,498,000 compared to $7,592,000 for 2003, an increase of $1,906,000 of which $1,473,000 relates to the addition of FNB Polk. Salaries and benefits increased $1,055,000 of which $757,000 relates to FNB Polk. Other operating expenses increased $404,000 of which $347,000 relates to the addition of FNB Polk. As a percentage of total average assets, non-interest expense amounted to 3.25% compared to 3.02% in 2003. The following table provides information about our other expenses.

Table 4. Summary of Other Expenses
(Dollars in thousands)

	2004	2003
Salaries and benefits	$5,110	$4,055
Equipment and occupancy	1,177	946
Amortization of intangibles	758	542
Legal and professional	333	140
Printing and supplies	258	175
Telephone	108	86
Advertising	103	70
Other operating expenses	1,651	1,578

	$9,498	$7,592

Income tax expense. Income tax expense for 2004 was $1,660,000 compared to $1,390,000 in 2003. The Company’s effective tax rate was 30.1% for 2004 compared to 29.4% for 2003. The Company’s effective tax rate is lower than statutory tax rates due primarily to certain elements of income that are not subject to taxation, such as the Banks’ earnings from tax-exempt securities.

FINANCIAL CONDITION

Management continuously monitors the financial condition of the Company in order to protect depositors, protect retained earnings and increase current and future earnings. At December 31, 2004 total assets were $407.7 million compared to $256.2 million at December 31, 2003, an increase of $151.5 million. Substantially all of this increase is the result of the addition of FNB Polk. Securities available for sale increased $38.9 million to $41.1 million as result of the addition of FNB Polk. Securities held to maturity declined $9.8 million due to payments received on investments in the portfolio. Loans increased $106.0 million, of which $96.2 million related to the Polk merger. Intangible assets increased $5.3 million due to the core deposit intangible recorded in connection with the addition of FNB Polk.

Deposits increased $124.8 million of which $128.9 million relates to the addition of FNB Polk. Net of the impact of the addition of FNB Polk, deposits declined $4.1 million from 2003 due to a strategy of allowing higher rate certificates of deposit leave the Company when those funds were not needed to provide funding of the Company’s loan demand and operational needs. This strategy enabled the Company to reduce its average cost of funds, thereby increasing its net yield on earning assets. Stockholders’ equity increased $24.7 million due to common stock issued in connection with the merger with First Polk Bankshares, Inc.

Securities. As of December 31, 2004, investment securities comprised 31.6% of the Company’s total assets compared to 39.0% at December 31, 2003, while federal funds sold and interest-bearing deposits in banks comprised approximately 3.7% of total assets at December 31, 2004 compared to 5.0% at December 31, 2003.

The following table presents, for the periods indicated, the carrying value of the Company’s investments. All securities classified as held to maturity are presented at adjusted cost while securities classified as available for sale are presented at their fair values. There are no securities classified as trading securities. There have been no sales of securities classified as available for sale. For all securities classified as held to maturity, the Company has the intent and ability to hold them until they mature.

Table 5. Composition of Securities Portfolio

	As of December 31,
	2004	2003	2002
	(Dollars in thousands)
Securities held to maturity (at amortized cost):
U.S. Treasuries and Agency bonds	$29,148	$33,649	$22,162
State and municipal bonds	8,511	7,732	7,442
Mortgage backed securities	49,262	55,365	55,509
Corporate bonds	1,000	1,000	-

Total securities held to maturity	87,921	97,746	85,113

Securities available for sale (at estimated fair value):
U.S. Treasuries and Agency bonds	15,408	-	-
State and municipal bonds	4,848	-	-
Mortgage backed securities	18,360	-	-
Equity securities	2,444	2,177	2,452

Total securities available for sale	41,060	2,177	2,452

Total securities	$128,981	$99,923	$87,565

The decline in held to maturity securities is the result of security paydowns and maturities being in excess of securities purchased. The increase in securities available for sale is the result of securities acquired in the addition of FNB Polk.

The following table indicates, at December 31, 2004, the Company’s security portfolio segregated by major category with maturity and average yields presented:

Table 6. Maturity of Securities Portfolio

		Weighted
	Carrying	Average
	Value	Yield
	(Dollars in thousands)
U.S. Treasuries, U.S. government Agencies and corporations
Within one year	$4,519	5.20%
One to five years	15,776	3.48%
Five to ten years	7,370	4.92%
After ten years	16,892	4.62%

Total	$44,557	4.32%

State and municipal bonds (1)
Within one year	$691	4.72%
One to five years	3,703	3.02%
Five to ten years	5,043	3.79%
After ten years	3,921	4.85%

Total	$13,358	3.94%

Mortgage-backed securities (2)
Within one year	$-	0.00%
One to five years	3,811	3.75%
Five to ten years	21,192	4.05%
After ten years	42,619	4.58%

Total	$67,622	4.37%

Other securities (3)
Within one year	$-	-
One to five years	-	-
Five to ten years	-	-
After ten years	3,444	3.34%

Total	$3,444	3.34%

	$128,981	4.28%

Notes

(1)	Yields on state and municipal bonds are not calculated on a tax-equivalent basis.

(2)	Mortgage backed securities are presented according to their final stated maturity. Their weighted average maturity is shorter because of monthly return of principal.

(3)	Includes corporate bonds and preferred equity securities issued by U.S. Government sponsored corporations.

Loan Portfolio. The following table presents various categories of loan contained in the Company’s loan portfolio for the periods indicated.

Table 7. Composition of Loan
Portfolio

	As of December 31,
	(Dollars in thousands)
Types of Loans	2004	2003	2002	2001	2000
Commercial loans	$18,560	$9,757	$6,882	$7,209	$8,495
Real estate — construction	25,265	9,021	5,846	1,646	2,058
Real estate — mortgage	145,413	68,154	64,571	61,883	57,354
Consumer	35,680	32,352	36,231	31,505	34,709
Other loans	4,415	4,009	4,842	5,258	2,530

Subtotal	229,333	123,293	118,372	107,501	105,146
Less: Unearned income	101	106	140	209	265
Less: Allowance for loan losses	3,161	1,825	1,943	1,679	1,493

Total (net of allowance)	$226,071	$121,362	$116,289	$105,613	$103,388

The following presents an analysis of maturities of the Company’s loans as of December 31, 2004:

Table 8. Loan Maturity Schedule
(Dollars in thousands)

		Due in	Due
	Due in one	one through	after
	year or less	five years	five years	Total
Commercial loans	$11,594	$6,382	$584	$18,560
Real estate — construction	18,577	5,854	834	25,265
Real estate — mortgage	37,594	70,839	36,980	145,413
Consumer	7,107	28,171	402	35,680
Other loans	1,885	183	2,347	4,415

Total	$76,757	$111,429	$41,147	$229,333

In addition, the commercial and real estate construction loans due after one year by interest rate terms are as follows:

Table 9. Selected Loan Maturities and Interest Sensitivity
(Dollars in thousands)

	Predetermined	Adjustable
	Rates	Rates	Total
Commercial loans
Due in one through five years	$6,138	$244	$6,382
Due after five years	584	-	584
Construction loans
Due in one through five years	4,935	919	5,854
Due after five years	834	-	834

Total	$12,491	$1,163	$13,654

Nonaccrual, Past Due and Restructured Loans. The following table presents various categories of nonaccrual, past due and restructured loans in the Company’s loan portfolio as of the dates indicated.

Table 10. Nonaccrual, Past Due, and Restructured Loans

	As of December 31,
	(Dollars in thousands)
	2004	2003	2002	2001	2000
Nonaccrual loans	$190	$-	$-	$3	$6
Loans past due 90 days or more and still accruing	$186	$118	$264	$387	$231
Loans restructured under troubled debt	$-	$-	$-	$-	$-

Impaired loans and the average investment in impaired loans was as follows:

Table 11. Impaired Loans

	As of December 31,
	(Dollars in thousands)
	2004	2003	2002	2001	2000
Impaired loans without a valuation allowance	$190	$-	$-	$3	$6
Impaired loans with a valuation allowance	$-	$-	$-	$-	$-
Average investment in impaired loans	$47	$32	$2	$8	$299

The Company had $190,000 in impaired loans without a valuation allowance and no impaired loans with a valuation allowance. The Company had no impaired loans at December 31, 2003, or 2002 with or without a valuation allowance. The average investment in impaired loans during 2004 and 2003 were $47,000 and $32,000, respectively. Interest income recognized on impaired loans for the years ended December 31, 2004, 2003, 2002, 2001, and 2000 was not material.

Accrual of interest is discontinued on a loan when management determines, upon consideration of economic and business factors affecting collection efforts, that collection of interest is doubtful.

Allowance for Loan Losses. The allowance for loan losses as of December 31, 2004 was $3,161,000 compared to $1,825,000 as of December 31, 2003. The allowance for loan losses, as a percentage of total gross loans, at December 31, 2004 was 1.38% compared to 1.47% as of December 31, 2003. The provision for loan losses during the year ended December 31, 2004 of $375,000 was the result of management’s assessment of risks inherent in the loan portfolio. Information provided from internal loan review procedures provided by management, an external loan review consultant, the banks’ primary regulatory agencies, and other information known to the board of directors of the subsidiary banks, are utilized by those boards to monitor, on a quarterly basis, the loan portfolio. Specifically, the boards attempt to identify risks inherent in the loan portfolio (e.g., problem loans, potential problem loans and loans to be charged off), assess the overall quality and collectibility of the loan portfolio, and determine amounts of the allowance for loan losses and the provision for loan losses to be reported based on the results of their review. The reviews included analyses of historical performance, the level of non-conforming and rated loans, loan volume and activity, review of loan files and consideration of economic conditions and other pertinent information. The allowance for loan losses is, however, an estimate, and therefore there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional provisions to the allowance will not be required. As trends change in terms of loans charged-off, past due loans, and generally economic conditions of the market areas served by Upson and FNB Polk, the assumptions are adjusted appropriately and these adjustments are reflected in the quarterly analysis of the adequacy of the reserve.

In considering the adequacy of the Company’s allowance for loan losses as of December 31, 2004, management focused on the percentage of investment the Banks had in each type of loan, prior loss experience within each category and other economic factors affecting the lending market. This is an estimation that changes due to fluctuations in any and all of the above factors.

The loan concentrations within the loan portfolio have changed in recent years, both due to changes in the lending practices of Bank of Upson, and more recently, as a result of the merger with FNB Polk. The portion of the gross loan portfolio represented by real estate loans increased from 59.5% as of December 31, 2002 to 62.6% at December 31, 2003 and 74.4% as of December 31, 2004. The portion represented by consumer loans declined from 30.6% of gross loans as of December 31, 2002 to 26.1% as of December 31, 2003 and 15.6% at December 31, 2004. Finally, the portion represented by commercial loans increased from 5.8% of gross loans as of December 31, 2002 to 7.9% as of December 31, 2003 and 8.1% at December 31, 2004.

The overall quality of the loan portfolio decreased from mid-2002 to mid-2003, resulting in the increased level of charged-off loans as shown in Table 12 below and to an increased provision for loan losses for fiscal 2002. Net chargeoffs increased from $239,000 in 2002 to $442,000 in 2003. However, management believed that the decrease in quality from mid-year 2002 to mid-year 2003 was a result of routine fluctuations in the credit quality of the portfolio and did not reflect a long-term trend in credit quality levels. Net charge-offs increased from 0.21% of loans in 2002 to 0.37% in 2003. In 2004, net charge-offs have declined to 0.19% of loans. As of December 31, 2004, management considered the allowance for loan losses to be adequate to absorb known losses in the loan portfolio, as well as probable losses inherent in the balance of the loan portfolio. Therefore, management’s determination regarding the adequate level of the allowance along with the increase in the size of the loan portfolio resulted in a decline in the allowance as a percentage of gross loans from 1.64% as of December 31, 2002 to 1.47% at December 31, 2003 and 1.38% at December 31, 2004.

Management considers the allowance for loan losses to be adequate; however, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional provisions of the allowance will not be required.

Summary of Loan Loss Experience. An analysis of the Company’s loan loss experience is included in the following table for the periods indicated.

Table 12. Analysis of allowance for Loan Losses

	For the Periods Ended December 31,
	(Dollars in thousands)
	2004	2003	2002	2001	2000
Balance at beginning of period	$1,825	$1,943	$1,679	$1,493	$1,362
Chargeoffs
Commercial loans	50	32	263	253	207
Real estate - construction		-	-	-	-
Real estate - mortgage	46	87	12	-	-
Consumer	334	461	42	121	131
Other	175	177	155	16	12

Total Chargeoffs	605	757	472	390	350

Recoveries
Commercial loans	25	6	107	70	42
Real estate - construction		-	-	-	-
Real estate - mortgage	30	18	-	-	2
Consumer	172	191	57	125	137
Other	78	100	69	7	8

Total recoveries	305	315	233	202	189

Net (chargeoffs)	(300)	(442)	(239)	(188)	(161)
Additions charged to operations	375	324	519	374	292
Decrease in reserve due to disposal of finance company	-	-	(16)	-	-
Addition to reserves resulting from business combination	1,261	-	-	-	-

Balance at end of period	$3,161	$1,825	$1,943	$1,679	$1,493

Ratio of net chargeoffs during the period to average loans outstanding during the period	0.19%	0.37%	0.21%	0.18%	0.16%

The following table summarizes the Company’s allowances for loan losses at year-end for 2004, 2003, 2002, 2001, and 2000.

Table 13. Allocation of Allowance For Loan Losses
At December 31,
(Dollars in thousands)

	2004		2003		2002		2001		2000
Loan Category	Amount	% of total loans	Amount	% of total loans	Amount	% of total loans	Amount	% of total loans	Amount	% of total loans
Commercial	1,019	8	456	8	486	6	420	7	373	8
Real estate - Construction	76	11	-	8	-	5	-	2	-	2
Real estate - mortgage	582	63	91	55	97	54	84	58	75	55
Consumer	1,283	16	1,095	26	1,166	31	1,007	29	896	33
Other	442	2	183	3	194	4	168	4	149	2
Unallocated	-	0		0		0		0		0

Total	3,402		1,825		1,943		1,679		1,493

Historically, commercial loans have comprised the highest percentage of the Company’s total charged off loans, representing an average of 31.3% of total charged off loans over the past five years, reaching as high as 55.7% and 64.9% of total charged off loans for 2002 and 2001, respectively. Management believes that this is a reflection of the greater risk per loan in commercial loans than other categories in the loan portfolio, such as real estate-mortgage loans. Management believes that, like consumer loans, commercial loans are more susceptible to risks associated with local economic conditions and the job market. In addition, the credit quality of a commercial loan is also often dependent on the borrower’s management and its ability to adapt to changes in the marketplace, both of which are difficult to gauge at the time a loan is made. Given management’s belief regarding the increased risk associated wit h commercial loans and the Company’s historical loan losses associated with commercial loans, management has traditionally allocated a significant portion of the allowance for loan losses to commercial loans. As a result, although charge-offs related to commercial loans comprised only 8.3% of total loan charge-offs during 2004, management still allocated 32% of the allowance for loan losses to commercial loans at December 31, 2004, to reflect management’s belief regarding general risk in the loan category and the Company’s historical losses with respect to commercial loans.

Similarly, consumer loans have historically comprised a high percentage of the Company’s loan charge offs, comprising 42.3% of total chargeoffs over the past five years, including 55.2% of total chargeoffs in 2004 and 60.1% of total charge offs during 2003. Management believes that the increased risk of loss in this loan category is a result of dependence on the borrower’s financial stability and the nature of the collateral for such loans, generally automobiles, boats and other personal property, which may make it more difficult to recover losses on such loans compared to loans in other categories, such as real estate-mortgage loans. As a result, management has traditionally allocated a majority of the allowance for loan losses to the consumer loan category, to reflect the increased risk associated with the category and the difficulty in recovering any loan losses.

Real estate mortgage loans constituted 63% of outstanding loan balances at December 31, 2004. All loans in this category represent real estate mortgages secured by both residential and commercial properties.

Deposits

Table 1 contains average amounts of the Company’s deposit accounts and the weighted average interest rates paid on those accounts. As illustrated in Table 1, the Company’s interest-bearing deposits increased by approximately $28.3 million from December 31, 2003 to December 31, 2004, substantially all of which increase was due to the addition of FNB Polk. For 2003, certificates of deposit represented approximately 55.7% of total interest-bearing deposits, compared to 50.5% for 2004. This reduction results from management’s decision to de-emphasize certificate of deposit accounts in order to reduce its average cost of funds.

The following table indicates amounts outstanding of time certificates of deposit of $100,000 or more and respective maturities at December 31, 2004:

Table 14. Maturity of Certificates of Deposit
Greater Than $100,000
(Dollars in thousands)

Three months or less	$3,302
Three through six months	3,764
Six through twelve months	4,721
Over one year	16,139

Total	$27,926

At December 31, 2004, the Company had no deposit relationships that represented concentrations.

Return on Equity and Assets. Returns on average consolidated assets and average consolidated equity are presented below.

Table 15. Selected Performance Measures

	2004	2003	2002
Return on average assets	1.32%	1.32%	1.35%
Return on average stockholders’ equity	11.53%	13.15%	13.25%
Dividend payout ratio	30.3%	30.1%	31.5%
Average equity to average assets	11.44%	10.07%	10.21%

Short-term borrowings. The table below provides information about short-term borrowed funds.

Table 16. Short-term Borrowed Funds
(Dollars in thousands)

	2004	2003	2002
Amount outstanding at year-end	$-	$-	$-
Average rate	0.00%	0.00%	0.00%
Average amounts outstanding during the year	$147	$77	$-
Average rate	1.36%	1.30%	0.00%
Maximum amount outstanding at any month-end during the year	$5,050	$-	$-

Liquidity and Interest Rate Sensitivity. Net interest income, the Company’s primary source of earnings, fluctuates with significant interest rate movements. To lessen the impact of these margin swings, the balance sheet should be structured so that repricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals. Imbalances in these repricing opportunities at any point in time constitute interest rate sensitivity.

Interest rate sensitivity refers to the responsiveness of interest-bearing assets and liabilities to changes in market interest rates. The rate sensitive position, or gap, is the difference in the volume of rate sensitive assets and liabilities, at a given time interval. The general objective of gap management is to manage actively rate sensitive assets and liabilities so as to reduce the impact of interest rate fluctuations on the net interest margin. Management generally attempts to maintain a balance between rate sensitive assets and liabilities as the exposure period is lengthened to minimize the Company’s overall interest rate risks.

The asset mix of the balance sheet is continually evaluated in terms of several variables: yield, credit quality, appropriate funding sources and liquidity. To effectively manage the liability mix of the balance sheet, there should be a focus on expanding the various funding sources. The interest rate sensitivity position at year-end 2004 is presented in the following table. The difference between rate sensitive assets and rate sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. Since all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity.

Table 17. Interest Sensitivity Gap Analysis
(Dollars in thousands)

	0-3 months	3-12 months	1-5 years	After 5 years	Totals
RATE SENSITIVE ASSETS
Loans	$60,022	$17,353	$111,479	$41,053	$229,907
Securities	1,540	3,637	23,246	101,178	129,601
Federal funds sold	9,930	-	-	-	9,930
Interest bearing deposits in other banks	1,385	3,069	792	-	5,246

Total rate sensitive assets	$72,877	$24,059	$135,517	$142,231	$374,684

RATE SENSITIVE LIABILITIES
Interest bearing demand and savings deposits	$9,888	$9,888	$59,006	$68,684	$147,466
Certificates less than $100,000	27,258	54,448	38,677	-	120,383
Certificates $100,000 and over	3,302	8,485	16,139	-	27,926
Other borrowed funds	55	55	275	-	385

Total rate sensitive liabilties	$40,503	$72,876	$114,097	$68,684	$296,160

Interest-sensitivity gap	$32,374	$(48,817)	$21,420	$73,547	$78,524

Cumulative interest-sensitivity gap	$32,374	$(16,443)	$4,977	$78,524

Interest-sensitivity gap ratio	179.93%	33.01%	118.77%	207.08%
Cumulative interest-sensitivity gap ratio	179.93%	85.50%	85.35%	151.96%

As evidenced by the table above, as of December 31, 2004, SouthCrest was cumulatively liability sensitive within one year. In an increasing interest rate environment, a liability sensitive position (a gap ratio less than 100%) is generally less advantageous as liabilities are repriced sooner than earning assets. Conversely, in a decreasing interest rate environment, a liability sensitive position is generally more advantageous since liabilities are repriced sooner than assets. With respect to SouthCrest, an increase in interest rates could result in decreased income while a decline in interest rates could result in increased income. This, however, assumes that all other factors affecting income remain constant. It also assumes no substantial prepayments in the loan or investment portfolios. In the table above, maturities in the investment portfolio are shown by their stated maturity. The Company’s mortgage-backed s ecurities portfolio, for example, provide the company with monthly returns of principal while the balances are shown in the above table are included in the over five year column. Also, a portion of interest bearing demand and savings deposits are assumed to reprice in each period, while those accounts may not actually reprice to higher rates in the event of a general increase in interest rates. Finally, if interest rates increase, it is possible for some of the Company’s certificate accounts to reprice at rates that are still lower than their current rates, as rates in effect at the time the certificates were opened could have been higher than those in effect currently.

SouthCrest generally structures its rate sensitivity position to hedge against rapidly rising or falling interest rates. The Asset/Liability Committees of the Banks meet regularly to analyze each banks’ position with respect to interest rate risk and develops future strategies for managing that risk. Such strategy includes anticipation of future interest rate movements.

As evidenced by the table above, SouthCrest has a cumulative one year liability sensitive position of $16.4 million. The Company, if needed, has the ability, to cash out certificates with asset cash flow under normal circumstances. In the event that abnormal circumstances arise, the Banks have federal funds lines of credit in place totaling $18.9 million. In addition, Bank of Upson also has a line of credit of $33.32 million with the Federal Home Loan Bank of Atlanta if needed for longer-term funding needs.

Liquidity represents the ability to provide steady sources of funds for loan commitments and investment activities, as well as to maintain sufficient funds to cover deposit withdrawals and payment of debt and operating obligations. These funds can be obtained by converting assets to cash or by attracting new deposits. SouthCrest’s primary source of liquidity comes from its ability to maintain and increase deposits through its banks. Below are the pertinent liquidity balances and ratios for the periods ended December 31, 2004, 2003 and 2002.

Table 18. Liquid Assets and Liquidity Measures
(Dollars in thousands)

	2004	2003	2002
Cash and due from banks	$9,814	$7,262	$10,349
Interest bearing deposits in banks	5,246	4,862	3,509
Federal funds sold	9,930	7,900	11,570
Securities	128,981	99,923	87,565
Ratio of CDs> $100,000 to total deposits	7.93%	9.20%	10.05%
Loan to deposit ratio	65.08%	54.16%	53.95%
Brokered deposits	N/A	N/A	N/A

At December 31, 2004, large denomination certificates accounted for 7.93% of total deposits compared with 9.20% at December, 31, 2003. Large denomination CDs are generally more volatile than other deposits. As a result, management monitors the competitiveness of the rates it pays on its large denomination CDs and periodically adjusts its rates in accordance with market demands. SouthCrest is not heavily dependent on large deposits.

Cash and cash equivalents are the primary source of liquidity. At December 31, 2004, cash and cash equivalents due from banks amounted to $9.8 million, representing 2.41% of total assets. Overnight federal funds sold totaled $9.9 million or 2.44% of total assets and interest-bearing deposits in other financial institutions totaled $5.2 million or 1.29% of total assets. Securities available for sale provide a secondary source of liquidity. Also securities that are classified as held to maturity provide liquidity when they actually mature. SouthCrest receives monthly cash flows from its $67.6 million mortgage-backed securities portfolio.

Brokered deposits are deposit instruments, such as certificates of deposit, deposit notes, bank investment contracts and certain municipal investment contracts that are issued through brokers and dealers who then offer and/or sell these deposit instruments to one or more investors. As of December 31, 2004, SouthCrest had no brokered deposits in its portfolio.

In the fourth quarter of 2004, FNB Polk began a branch construction project to double the size of its Rockmart branch, increasing its size from approximately 4,200 square feet to 9,200 square feet. The project is estimated to cost approximately $950,000 and should be completed in the second quarter of 2005. In the second quarter of 2005, Bank of Upson will rebuild its main office in Thomaston, Georgia. This project will replace substantially all of its current facility, increasing its square footage from 16,000 to 26,000. Management expects that the construction will begin in April 2005, and will take place in phases, requiring approximately eighteen months to complete. The approximate cost of the project is estimated to be between $4.5 million and $5.0 million.

Capital Adequacy. There are two primary measures of capital adequacy for banks and bank holding companies: (i) risk-based capital guidelines and (ii) the leverage ratio.

The risk-based capital guidelines measure the amount of a bank’s required capital in relation to the degree of risk perceived in its assets and its off-balance sheet items. Note that under the risk-based capital guidelines, capital is divided into two “tiers.” Tier 1 capital consists of common shareholders’ equity, non-cumulative and cumulative (bank holding companies only) perpetual preferred stock and minority interest. Goodwill and other intangible assets are subtracted from the total. Tier 2 capital consists of the allowance for loan losses, hybrid capital instruments, term subordinated debt and intermediate term preferred stock. Banks are required to maintain a minimum risk-based capital (tier 1 plus tier 2) ratio of 8.0%, with at least 4.0% consisting of Tier 1 capital.

The second measure of capital adequacy relates to the leverage ratio. The leverage ratio is computed by dividing Tier 1 capital into average total assets.

The table below illustrates the regulatory capital ratios of SouthCrest, Bank of Upson and the First National Bank of Polk County as of December 31, 2004.

Table 19. Capital Adequacy Ratios at December 31, 2004

		Minimum
		Required
	Minimum	to be Well
	Required	Capitalized	SouthCrest	Upson	Polk
Risk-based capital ratios
Total risk based capital	8.00%	10.00%	17.98%	15.90%	21.32%
Tier 1	4.00%	6.00%	16.81%	14.77%	20.07%
Tier 1 leverage ratio	4.00%	5.00%	10.48%	9.61%	11.57%

Effects of Inflation and Changing Prices

Inflation generally increases the cost of funds and operating overhead, and to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on the performance of a financial institution than the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. In addition, inflation affects financial institutions’ increased costs of goods and services purchased, the cost of salaries and benefits, occupancy expense, and similar items. Inflation and related increases in interest rates generally decrease the market value of shareholde rs’ equity. Mortgage originations and refinancings tend to slow as interest rates increase, and can reduce SouthCrest’s earnings from such activities and the income from the sale of residential mortgage loans in the secondary market.

Off-Balance-Sheet Financing

Our financial statements do not reflect various commitments and contingent liabilities that arise in the normal course of business. These off-balance-sheet financial instruments include commitments to extend credit and standby letters of credit. These financial instruments are included in the financial statements when funds are distributed or the instruments become payable. We use the same credit policies in making commitments as we do for on-balance-sheet instruments. Our exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit, standby letters of credit and credit card commitments is represented by the contractual amount of those instruments. At December 31, 2004, we had outstanding commitments to extend credit through open lines of credit of approximately $22.4 million, credit card commitments of $7.6 million, and outstanding standby letters of credit of approximately $261,000.