Form 10KSB, Exhibit 13
period 2004-12-13
SOUTHCREST FINANCIAL GROUP INC
filed 2005-03-31
CIK 1279756

SOUTHCREST FINANCIAL
GROUP, INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL REPORT

DECEMBER 31, 2004

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL REPORT
DECEMBER 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

SouthCrest Financial Group, Inc.
Thomaston, Georgia

     We have audited the accompanying consolidated balance sheets of SouthCrest Financial Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SouthCrest Financial Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Atlanta, Georgia February 18, 2005

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003
In Thousands

Assets	2004	2003
Cash and due from banks	$9,814	$7,262
Interest-bearing deposits at other financial institutions	5,246	4,862
Federal funds sold	9,930	7,900
Securities available for sale	41,060	2,177
Securities held to maturity (fair value $88,239 and $98,458)	87,921	97,746
Restricted equity securities, at cost	620	890
Loans held for sale	675	477
Loans, net of unearned income	229,232	123,187
Less allowance for loan losses	3,161	1,825

Loans, net	226,071	121,362
Premises and equipment, net	8,886	4,485
Intangible assets, net	8,852	3,573
Other assets	8,597	5,472

Total assets	$407,672	256,206

Liabilities, Redeemable Common Stock, and Stockholders’ Equity
Liabilities:
Deposits:
Noninterest-bearing	$56,477	31,882
Interest-bearing	295,775	195,587

Total deposits	352,252	227,469
Federal Home Loan Bank advances	385	495
Other liabilities	3,845	1,813

Total liabilities	356,482	229,777

Commitments and contingencies
Redeemable common stock held by ESOP	450	384

Stockholders’ equity
Common stock, par value $1; 10,000,000 shares authorized; 3,578,724 and 2,187,753 issued	3,579	2,188
Additional paid in capital	40,715	19,167
Retained earnings	6,931	4,990
Accumulated other comprehensive loss	(410)	(225)

	50,815	26,120
Less cost of shares of treasury stock	(75)	(75)

Total stockholders’ equity	50,740	26,045

Total liabilities, redeemable common stock, and stockholders’ equity	$407,672	$256,206

See Notes to Consolidated Financial Statements.

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2004 AND 2003
In Thousands

	2004	2003
Interest income:
Loans, including fees	$10,752	$8,942
Securities:
Taxable	4,010	3,700
Nontaxable	445	395
Federal funds sold	87	89
Interest-bearing deposits at other financial institutions	153	120

Total interest income	15,447	13,246

Interest expense:
Deposits	3,756	3,993
Other borrowings	29	123

Total interest expense	3,785	4,116

Net interest income	11,662	9,130
Provision for loan losses	375	324

Net interest income after provision for loan losses	11,287	8,806

Other income:
Service charges on deposit accounts	2,289	1,767
Other service charges and fees	495	300
Mortgage loan origination fees	371	389
Net gain on sale of loans	215	567
Other operating income	358	488

Total other income	3,728	3,511

Other expenses:
Salaries and employee benefits	5,110	4,055
Equipment and occupancy expenses	1,177	946
Amortization of intangibles	758	542
Other operating expenses	2,453	2,049

Total other expenses	9,498	7,592

Income before income taxes	5,517	4,725
Income tax expense	1,660	1,390

Net income	$3,857	$3,335

Earnings per share	$1.52	$1.53

See Notes to Consolidated Financial Statements.

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2004 AND 2003
In Thousands

	2004	2003
Net income	$3,857	$3,335
Other comprehensive loss:
Unrealized holding losses on securities available for sale arising during period, net of tax benefits of $99,000 and $93,000, respectively	(185)	(180)

Comprehensive income	$3,672	$3,155

See Notes to Consolidated Financial Statements.

SOUTHCREST FINANCIAL GROUP, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERs’ EQUITY

YEARS ENDED DECEMBER 31, 2004 AND 2003
In Thousands, except Per Share Amounts

	Common Stock		Additional Paid In	Retained	Accumulated Other Comprehensive	Treasury Stock		Total Stockholders’
	Shares	Par Value	Capital	Earnings	Loss	Shares	Amount	Equity
Balance, December 31, 2002	2,100,000	$2,100	$17,851	$4,107	$(44)	2,986	$(30)	$23,984
Net income	-	-	-	3,335	-	-	-	3,335
Cash dividends declared, $.46 per share	-	-	-	(964)	-	-	-	(964)
Stock split effected in the form of a stock dividend	87,753	88	1,316	(1,404)	-	-	-	-
Sale of treasury stock	-	-	-	-	-	(8,546)	88	88
Purchase of treasury stock	-	-	-	-	-	12,728	(133)	(133)
Adjustment for shares owned by ESOP	-	-	-	(84)	-	-	-	(84)
Other comprehensive loss	-	-	-	-	(181)	-	-	(181)

Balance, December 31, 2003	2,187,753	2,188	19,167	4,990	(225)	7,168	(75)	26,045
Net income	-	-	-	3,857	-	-	-	3,857
Cash dividends declared, $.46 per share	-	-	-	(1,166)	-	-	-	(1,166)
Stock issued in connection with business combination	1,484,029	1,484	22,260	-	-	-	-	23,744
Stock redeemed in connection with business combination	(93,058)	(93)	(1,396)	-	-	-	-	(1,489)
Transfer to additional paid in capital	-	-	684	(684)	-	-	-	-
Adjustment for shares owned by ESOP	-	-	-	(66)	-	-	-	(66)
Other comprehensive loss	-	-	-	-	(185)	-	-	(185)

Balance, December 31, 2004	3,578,724	3,579	$40,715	$6,931	$(410)	7,168	$(75)	$50,740

See Notes to Consolidated Financial Statements.

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004 AND 2003
In Thousands

	2004	2003
OPERATING ACTIVITIES
Net income	$3,857	$3,335
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	486	423
Amortization of intangibles	758	542
Provision for loan losses	375	324
Deferred income taxes	(269)	(10)
Increase (decrease) in taxes payable	(198)	113
Increase in interest receivable	(20)	(220)
Decrease in interest payable	(141)	(398)
Net increase in mortgage loans held for sale	(29)	(72)
Loss on disposal of premises and equipment	-	14
Net other operating activities	(307)	221

Net cash provided by operating activities	4,512	4,272

INVESTING ACTIVITIES
Purchases of securities held to maturity	(13,054)	(84,958)
Proceeds from maturities of securities held to maturity	22,556	71,633
Purchases of securities available for sale	(4,367)	-
Proceeds from maturities of securities available for sale	3,051	-
Net (increase) decrease in restricted equity securities	302	(332)
Net increase in interest-bearing deposits at other financial institutions	(384)	(1,353)
Net decrease in federal funds sold	136	3,670
Net increase in loans	(7,003)	(5,262)
Purchase of premises and equipment	(907)	(505)
Proceeds from disposal of premises and equipment	-	3
Proceeds from sale of other real estate owned	215	20
Net cash acquired in a business combination	3,899	-

Net cash provided by (used in) investing activities	4,444	(17,084)

FINANCING ACTIVITIES
Net increase (decrease) in deposits	(3,639)	11,913
Principal repayments on other borrowings	(110)	(1,179)
Purchase of treasury stock	-	(133)
Proceeds from sale of treasury stock	-	88
Shares redeemed in connection with business combination	(1,489)	-
Dividends paid	(1,166)	(964)

Net cash provided by (used in) financing activities	(6,404)	9,725

Net increase (decrease) in cash and due from banks	2,552	(3,087)
Cash and due from banks at beginning of year	7,262	10,349

Cash and due from banks at end of year	$9,814	$7,262

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004 AND 2003
In Thousands

	2004	2003
SUPPLEMENTAL DISCLOSURES
Cash paid for:
Interest	$3,926	$4,514
Income taxes	$1,812	$1,286
NONCASH TRANSACTION
Principal balances of loans transferred to other real estate owned	$323	$190
BUSINESS COMBINATION
Cash and due from banks, net of cash paid	$3,899	$-
Federal funds sold	2,166	-
Securities Available for sale	37,861	-
Restricted equity securities	32	-
Loans, net	98,016	-
Premises and equipment	3,980	-
Other assets	3,484	-
Core deposit intangible	6,037	-
Deposits	(128,422)	-

Other liabilities	(3,309)	-
Net assets acquired	$23,744	$-

See Notes to Consolidated Financial Statements.

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

SouthCrest Financial Group, Inc. (the “Company”) is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary banks, (the “Banks”), Bank of Upson (“Upson”) and First National Bank of Polk County (“FNB Polk”). Upson is a commercial bank located in Thomaston, Upson County, Georgia with six branches located in Thomaston, Manchester, Warm Springs, Luthersville, and Fayetteville, Georgia. The Bank provides a full range of banking services in its primary market area of Upson, Meriwether, Fayette and the surrounding counties. FNB Polk is a commercial bank located in Cedartown, Polk County, Georgia with two branches in Cedartown and one in Rockmart, Georgia. FNB Polk provides a full range of banking services in its primary market area of Polk and the surrounding counties.

Basis of Presentation and Accounting Estimates

The consolidated financial statements include the accounts of the Company and its subsidiary. Significant intercompany transactions and balances have been eliminated in consolidation.

In preparing the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and contingent assets and liabilities. The determination of the adequacy of the allowance for loan losses is based on estimates that are susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans and the valuation of foreclosed real estate, management obtains independent appraisals for significant collateral.

Cash, Due from Banks and Cash Flows

For purposes of reporting cash flows, cash and due from banks include cash on hand, cash items in process of collection and amounts due from banks. Cash flows from loans, interest-bearing deposits in other financial institutions, federal funds sold, and deposits are reported net.

The Company’s subsidiaries are required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits. The total of those reserve balances was approximately $4,375,000 and $2,691,000 at December 31, 2004 and 2003.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as available for sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income, net of the related deferred tax effect. Equity securities, including restricted equity securities, without a readily determinable fair value are classified as available for sale and recorded at cost.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities (Continued)

The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the life of the securities. Realized gains and losses, determined on the basis of the cost of specific securities sold, are included in earnings on the settlement date. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans

Loans are reported at their outstanding principal balances less unearned income, net deferred fees, and the allowance for loan losses. Interest income is accrued on the outstanding principal balance. Loan origination fees, net of certain direct loan origination costs, are recognized at the time the loan is recorded. Management has determined that the Company’s costs of originating loans to be substantially the same as the origination fees charged to the customer.

The accrual of interest on loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due, unless the loan is well-secured. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income, unless management believes that the accrued interest is recoverable through the liquidation of collateral. Interest income on nonaccrual loans is recognized on the cash-basis or cost-recovery method, until the loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts are brought current and future payments are reasonably assured.

A loan is considered impaired when it is probable, based on current information and events, the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status.

Upson services mortgage loans that it originates and sells to the Federal Home Loan Mortgage Corporation. Upson’s servicing obligations include receiving payments, maintaining escrow accounts and paying hazard insurance, mortgage insurance, and taxes from such accounts, collecting past due fees, resolving payment problems and disputes, generating coupon payment books, and reporting loan balances to the Federal Home Loan Mortgage Corporation each month. Upson receives servicing fees ranging from one quarter of one percent (.0025) to three eighths of one percent (.00375) of the outstanding loan balance of the loan servicing portfolio from the Federal Home Loan Mortgage Corporation. Upson accounts for loan servicing revenues by booking such revenues as they are received and booking the associated expenses and costs as they are incurred in performing its loan servicing obligations. Upson doe capitalize loan servicing rights due to the fact that the administrative costs and expenses associated with servicing these loans are approximately equivalent to the servicing fees that Upson receives from the Federal Home Loan Mortgage Corporation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectibility of existing loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, concentrations and current economic conditions that may affect the borrower’s ability to pay. This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there ignificant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives is as follows:

Building and improvements	20-40 Years
Leasehold improvements	10-40 Years
Furniture and equipment	5-10 Years
Computer and software	3-5 Years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other Real Estate Owned

Other real estate owned represents properties acquired through or in lieu of loan foreclosure and is initially recorded at the lower of cost or fair value less estimated costs to sell. Any write-down to fair value at the time of transfer to other real estate owned is charged to the allowance for loan losses. Costs of improvements are capitalized, whereas costs relating to holding other real estate owned and subsequent adjustments to the value are expensed. The carrying amount of other real estate owned at December 31, 2004 and 2003 was $186,000 and $120,000.

Intangible Assets

Intangible assets consist of core deposit premiums acquired in connection with the business combinations. The core deposit premium is initially recognized based on a valuation performed as of the consummation date. The core deposit premium is amortized over the average remaining life of the acquired customer deposits, or 8 to 12 years.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Profit-Sharing Plan

Profit-sharing plan costs are based on a percentage of individual employee’s salary, not to exceed the amount that can be deducted for federal income tax purposes.

Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted-average number of shares of common stock outstanding. Diluted earnings per share would be computed by dividing net income by the sum of the weighted-average number of shares of common stock outstanding and potential common shares. There were no potential common shares outstanding at December 31, 2004 or 2003. The weighted average number of shares outstanding for the years ended December 31, 2004 and 2003 was 2,545,724 and 2,182,421.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Standards

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123R, Share-Based Payment, a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions such as the issuance of stock options in exchange for employee services. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). This Statement did not have a material effect on the Company’s consolidated financial statements.

NOTE 2. BUSINESS COMBINATION AND NAME CHANGE

On September 30, 2004 the Company completed its merger with First Polk Bankshares, Inc., a bank holding company based in Cedartown, Georgia and the parent company of FNB Polk. In connection with this merger, the Company issued 1,484,029 shares of common stock in exchange for all the outstanding common shares of First Polk Bankshares, Inc. A stipulation to the merger agreement was that shareholders of both companies could elect to redeem their shares at a price of $16.00 per share, with the provision that the maximum aggregate amount of cash that would be paid to shareholders electing cash would be $1.5 million, or 93,750 shares. As a result, the number of shares exchanged for cash totaled 93,058 for a total of $1,488,928. At the completion of the merger the Company changed its name from Upson Bankshares, Inc. to SouthCrest Financial Group, Inc.

The acquisition has been accounted for under the purchase method of accounting and did not result in the recognition of goodwill. The purchase price of $23,744,000 was allocated to the fair value of FNB Polk’s assets and liabilities, and resulted in the recording of a Core Deposit Intangible totaling approximately $6 million which will be amortized over its estimate useful life of 7 to 10 years. Results of operations of FNB Polk are included in the results of operations of the Company prospectively from the date of merger.

The following schedule presents pro forma information for revenues and net income as if the combination had occurred at the beginning of each period. Revenues include net interest income plus other income less proforma merger adjustments affecting revenues. Net income includes the net income of the two entities less the proforma affect of merger adjustments, including the amortization of intangibles:

Dollars in Thousands	2004	2003
Revenues	$21,932	$21,088
Net Income	$5,331	$5,162
Earnings per share	$1.45	$1.41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. BUSINESS COMBINATION AND NAME CHANGE (Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition including subsequent adjustments to the allocation of purchase price (dollars in thousands):

First Polk Bankshares, Inc.

Assets Acquired and Liabilities Assumed

September 30, 2004

(Dollars in thousands)

Cash and due from banks	$3,899
Federal funds sold	2,166
Securities available for sale	37,861
Restricted equity securities	32
Loans, net	98,015
Premises and equipment	3,980
Intangible assets	6,037
Other assets	3,485

Total assets	$155,475

Deposits	$128,422
Other liabilities	$3,309

Total liabilities assumed	$131,731

Net assets acquired	$23,744

The intangible assets acquired are core deposit intangibles and are being amortized over the estimated useful life of the deposit accounts with amortization expense being included in noninterest expense in the statement of income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. SECURITIES

The amortized cost and fair value of securities are summarized as follows:

Dollars in Thousands	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale
December 31, 2004
U.S. Government and agency securities	$15,511	$-	$(103)	$15,408
State and municipal securities	4,867	2	(21)	4,848
Mortgage-backed securities	18,369	20	(29)	18,360
Equity securities	2,937	4	(497)	2,444

	$41,684	$26	$(650)	$41,060

December 31, 2003
Equity securities	$2,517	$-	$(340)	$2,177

Securities Held to Maturity
December 31, 2004:
U.S. Government and agency securities	$29,148	$154	$(268)	$29,034
State and municipal securities	8,511	373	(7)	8,877
Mortgage-backed securities	49,262	348	(287)	49,323
Corporate bonds	1,000	5	-	1,005

	$87,921	$880	$(562)	$88,239

December 31, 2003:
U.S. Government and agency securities	$33,649	$324	$(280)	$33,693
State and municipal securities	7,732	392	-	8,124
Mortgage-backed securities	55,365	574	(298)	55,641
Corporate bonds	1,000	-	-	1,000

	$97,746	$1,290	$(578)	$98,458

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. SECURITIES (Continued)

The amortized cost and fair value of securities held to maturity and securities available for sale as of December 31, 2004 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available for Sale		Securities Held to Maturity
Dollars in Thousands	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$3,056	$3,030	$2,181	$2,226
Due from one to five years	15,876	15,783	3,696	3,775
Due from five to ten years	1,446	1,443	10,969	11,170
Due after ten years	2,937	2,444	21,813	21,745
Mortgage-backed securities	18,369	18,360	49,262	49,323

	$41,684	$41,060	$87,921	$88,239

Securities with a carrying value of $44,790,000 and $37,853,000 at December 31, 2004 and 2003, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

There were no sales of securities during 2004 or 2003.

The following table shows the gross unrealized losses and fair value of securities, aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2004.

Dollars in Thousands	Less Than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government and agency securities	$20,465	$(138)	$7,726	$(233)	$28,191	$(371)
State and municipal securities	4,208	(28)	-	-	4,208	(28)
Mortgage-backed securities	19,823	(85)	10,971	(231)	30,794	(316)
Equity securities	510	(5)	1,507	(492)	2,017	(497)

Total	$45,006	$(256)	$20,204	$(956)	$65,210	$(1,212)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. SECURITIES (Continued)

The following table shows the gross unrealized losses and fair value of securities, aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2003.

Dollars in Thousands	Less Than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government and agency securities	$14,567	$(280)	$-	$-	$14,567	$(280)
State and municipal securities	396	-	-	-	396	-
Mortgage-backed securities	21,813	(288)	1,090	(10)	22,903	(298)
Equity securities	834	(165)	1,342	(175)	2,176	(340)
Corporate bonds	-	-	-	-	-	-

Total	$37,610	$(733)	$2,432	$(185)	$40,042	$(918)

These unrealized losses are considered temporary because of acceptable investment grades on each security and the repayment sources of principal and interest are government backed.

NOTE 4. LOANS

The composition of loans is summarized as follows:

	December 31,
Dollars in Thousands	2004	2003
Commercial, financial, and agricultural	$18,560	$9,757
Real estate – construction	25,265	9,021
Real estate – mortgage	145,413	68,154
Consumer	35,680	32,352
Other	4,415	4,009

	229,333	123,293
Unearned income	(101)	(106)
Allowance for loan losses	(3,161)	(1,825)

Loans, net	$226,071	$121,362

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. LOANS (Continued)

Changes in the allowance for loan losses are as follows:

	Years Ended December 31,
Dollars in Thousands	2004	2003
Balance, beginning of year	$1,825	$1,943
Provision for loan losses	375	324
Loans charged off	(605)	(757)
Recoveries of loans previously charged off	305	315
Addition as a result of business combination	1,261	-

Balance, end of year	$3,161	$1,825

The following is a summary of information pertaining to impaired loans:

	As of and for the Years Ended December 31,
Dollars in Thousands	2004	2003
Impaired loans without a valuation allowance	$190	$-
Impaired loans with a valuation allowance	-	-

Total impaired loans	$190	$-

Valuation allowance related to impaired loans	$-	$-

Average investment in impaired loans	$47	$32

Interest income recognized on impaired loans for the years ended December 31, 2004 and 2003 was immaterial.

Nonaccrual loans at December 31, 2004 totaled $190,000. There were no loans on nonaccrual status at December 31, 2003. Loans of $186,000 and $118,000 were past due ninety days or more and still accruing interest at December 31, 2004 and 2003, respectively.

In the ordinary course of business, the Company has granted loans to certain related parties, including executive officers, directors and their affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. Changes in related party loans for the year ended December 31, 2004 are as follows:

Dollars in Thousands
Balance, beginning of year	$2,620
Advances	768
Increase as a result of business combination	1,045
Repayments	(1,595)

Balance, end of year	$2,838

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,
Dollars in Thousands	2004	2003
Land	$1,912	$1,520
Buildings	5,458	2,456
Construction in process	415	-
Equipment	3,498	3,332

	11,283	7,308
Accumulated depreciation	(2,397)	(2,823)

	$8,886	$4,485

Construction in progress amounts relate to additions and renovations at FNB Polk’s Rockmart branch and Upson’s main office in Thomaston. The cost of the two projects are estimated to be $950,000 for the Rockmart branch and between $4,500,000 and $5,000,000 for the Thomaston main office. The Rockmart addition is expected to be completed in the second quarter of 2005 and the Thomaston project will be completed in the third quarter of 2006.

Leases:

In 2004 the Company leased a branch office location in Fayetteville, Georgia. The lease is for a term of five years. During 2003, Upson purchased and/or did not renew leases on the leased spaces of its main office, branch office and mortgage loan office.

Rental expense under all operating leases amounted to $38,000 and $13,000 for the years ended December 31, 2004 and 2003, respectively. Commitments for lease obligations are as follows:

2005	$66,000
2006	62,000
2007	54,000
2008	54,000
2009	36,000
Thereafter	-

$272,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6. INTANGIBLE ASSETS

Following is a summary of information related to intangible assets:

	As of December 31, 2004		As of December 31, 2003
Dollars In Thousands	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets Core deposit premiums	$11,315	$(2,463)	$5,278	$(1,705)

Amortization expense was $758,000 and $542,000 for the years ended December 31, 2004 and 2003, respectively.

The estimated amortization expense in future years is as follows:

In Thousands
2005	$1,380
2006	1,235
2007	1,108
2008	1,108
2009	1,108
Thereafter	2,913

$8,852

NOTE 7. DEPOSITS

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2004 and 2003 was $27,926,000 and $20,926,000, respectively. The scheduled maturities of time deposits at December 31, 2004 are as follows:

In Thousands
2005	$94,815
2006	22,358
2007	11,114
2008	8,525
2009	8,563
Thereafter	140

$145,515

Overdraft demand deposits reclassified to loans totaled $240,000 and $200,000 at December 31, 2004 and 2003, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. OTHER BORROWINGS

Other borrowings consist of the following:

	December 31,
	2004	2003
Federal Home Loan Bank advance with a maturity date of March 5, 2008. Interest is payable monthly at a rate of 6.25%. Principal is due in annual installments of $110,000.	$385,000	$495,000

Contractual maturities of other borrowings as of December 31, 2004 are as follows:

2005	$110,000
2006	110,000
2007	110,000
2008	55,000

$385,000

Advances are collateralized by a blanket floating lien on qualifying first mortgages, pledges of certain securities and the Company’s Federal Home Loan Bank stock.

NOTE 9. EMPLOYEE BENEFIT PLANS

Profit Sharing Plan

The Company has a 401(k) Profit-Sharing Plan available to all eligible employees, subject to certain minimum age and service requirements. The contributions expensed were $133,000 and $110,000 for the years ended December 31, 2004 and 2003, respectively.

Deferred Compensation Plan

The Company has a deferred compensation plan for death and retirement benefits for certain key officers. The estimated amounts to be paid under the compensation plan have been funded through the purchase of life insurance policies on the officers. The balance of the policy cash surrender values included in other assets at December 31, 2004 and 2003 is $4,423,000 and $2,770,000, respectively. Income recognized on the policies amounted to $126,000 and $114,000 for the years ended December 31, 2004 and 2003, respectively. The balance of deferred compensation included in other liabilities at December 31, 2004 and 2003 is $706,000 and $253,000, respectively. Expense recognized for deferred compensation amounted to $112,000 and $96,000 for the years ended December 31, 2004 and 2003, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9. EMPLOYEE BENEFIT PLANS (Continued)

Employee Stock Ownership Plan

The Company has an Employee Stock Ownership Plan (“ESOP”) which, generally, employees are eligible to participate in after six months of their employment commencement date. Each participant must be 20-1/2 years of age.

The Company intends to make contributions to the plan each year. For the years ended December 31, 2004 and 2003, the Company contributed $135,000 and $66,000, respectively, to the ESOP plan. These expenses are included in salaries and benefits expense in the accompanying statements of income.

In accordance with the ESOP, the Company is expected to honor the rights of certain participants to diversify their account balances or to liquidate their ownership of the common stock in the event of termination. The purchase price of the common stock would be based on the fair market value of the Company’s common stock as of the annual valuation date, which precedes the date the put option is exercised. No participant has exercised these rights since the inception of the ESOP, and no significant cash outlay is expected during 2005. However, since the redemption of common stock is outside the control of the Company, the Company’s maximum cash obligation based on the approximate market prices of common stock as of the reporting date has been presented outside stockholders’ equity. The amount presented as redeemable common stock held by the ESOP in the consolidated balance sheet represents the Company’s maximum cash obligation and has been reflected as a reduction of retained earnings.

At December 31, 2004 and 2003, the ESOP held 24,995 and 23,988 shares of the Company stock. Shares held by the ESOP are considered outstanding for purposes of calculating the Company’s earnings per share.

NOTE 10. INCOME TAXES

The components of income tax expense are as follows:

	Years Ended December 31,
Dollars In Thousands	2004	2003
Current	$1,929	$1,400
Deferred	(269)	(10)

	$1,660	$1,390

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10. INCOME TAXES (Continued)

The Company’s income tax expense differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	Years Ended December 31,
Dollars In Thousands	2004	2003
Tax provision at federal statutory rate	$1,876	$1,606
Tax-exempt income	(295)	(189)
Disallowed interest	14	8
Other	65	(35)

Income tax expense	$1,660	$1,390

The components of deferred income taxes are as follows:

	December 31,
Dollars In Thousands	2004	2003
Deferred tax assets:
Loan loss reserves	$1,019	$586
Deferred compensation	264	95
Securities available for sale	215	116
Depreciation and amortization	30	18

	1,528	815

Deferred tax liabilities:
Intangibles	1,688	-

Net deferred tax assets (liabilities)	$(160)	$815

NOTE 11. COMMITMENTS AND CONTINGENCIES

Loan Commitments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets. The majority of all commitments to extend credit and standby letters of credit are variable rate instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11. COMMITMENTS AND CONTINGENCIES (Continued)

Loan Commitments (Continued)

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments. A summary of the Company’s commitments is as follows:

	December 31,
Dollars In Thousands	2004	2003
Commitments to extend credit	$22,391	$7,736
Credit card commitments	7,584	7,057
Commercial letters of credit	261	371

	$30,236	$15,164

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, crops, livestock, inventory, property and equipment, residential real estate and income-producing commercial properties.

Credit card commitments are unsecured.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies and is required in instances which the Company deems necessary.

Contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company’s financial statements.

NOTE 12. CONCENTRATIONS OF CREDIT

The Company originates primarily commercial, residential, and consumer loans to customers in its respective markets. The ability of the majority of the Company’s customers to honor their contractual loan obligations is dependent on the economy in the Company’s primary market area.

Seventy four percent of the Company’s loan portfolio is concentrated in loans secured by real estate of which a substantial portion is secured by real estate in the Company’s primary market area. Accordingly, the ultimate collectibility of the loan portfolio is susceptible to changes in market conditions in the Company’s primary market area. The other significant concentrations of credit by type of loan are set forth in Note 4.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12. CONCENTRATIONS OF CREDIT (Continued)

The Company, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of regulatory limits, or approximately $5,399,000 for Upson and $2,791,000 for FNB Polk.

NOTE 13. REGULATORY MATTERS

The Company’s bank subsidiaries are subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2004, approximately $4,825,000 of retained earnings was available for dividend declaration without regulatory approval.

The Company and the Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Banks must meet specific capital guidelines that involve quantitative measures of the Company’s and Banks’ assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Banks to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets, as defined, and of Tier I capital to average assets, as defined. Management believes, as of December 31, 2004 and 2003, the Company and the Banks met all capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notification from the Federal Deposit Insurance Corporation categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Banks’ category. Prompt corrective action provisions are not applicable to bank holding companies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13. REGULATORY MATTERS (Continued)

The Company and the Banks’ actual capital amounts and ratios are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
As of December 31, 2004:
Total Capital to Risk Weighted Assets:
Consolidated	$45,186	17.98%	$20,106	8%	N/A	N/A
Bank of Upson	$25,978	15.90%	$13,074	8%	$16,342	10%
FNB Polk County	$18,629	21.32%	$6,991	8%	$8,738	10%
Tier I Capital to Risk Weighted Assets:
Consolidated	$42,254	16.81%	$10,053	4%	N/A	N/A
Bank of Upson	$24,140	14.77%	$6,537	4%	$9,805	6%
FNB Polk County	$17,535	20.07%	$3,495	4%	$5,243	6%
Tier I Capital to Average Assets:
Consolidated	$42,254	10.48%	$16,120	4%	N/A	N/A
Bank of Upson	$24,140	9.61%	$10,053	4%	$12,566	5%
FNB Polk County	$17,535	11.57%	$6,062	4%	$7,577	5%
As of December 31, 2003:
Total Capital to Risk Weighted Assets:
Consolidated	$24,601	16.58%	$11,868	8%	N/A	N/A
Bank of Upson	$23,771	16.02%	$11,868	8%	$14,835	10%
Tier I Capital to Risk Weighted Assets:
Consolidated	$22,860	15.41%	$5,934	4%	N/A	N/A
Bank of Upson	$22,030	14.85%	$5,934	4%	$8,901	6%
Tier I Capital to Average Assets:
Consolidated	$22,860	9.13%	$10,017	4%	N/A	N/A
Bank of Upson	$22,030	8.80%	$10,017	4%	$12,521	5%

As a result of the September 30, 2004 business combination with First Polk Bankshares, the Company recorded a $23.7 million addition to its capital, representing the fair value of the 1.4 million shares issued to First Polk shareholders. For regulatory capital purposes, the Company, as well as FNB Polk County, must deduct from its regulatory capital the net book value of any intangible assets recorded in connection with the merger. The effect of the purchase accounting adjustments on the regulatory capital calculations is included above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair value is based on discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107, Disclosure about Fair Values of Financial Instruments, excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregat e fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Company, in estimating the fair value of its financial instruments:

Cash, Due From Banks, Interest-Bearing Deposits at Other Financial Institutions and Federal Funds Sold: The carrying amount of cash, due from banks, interest-bearing deposits at other financial institutions and federal funds sold approximates fair value.

Securities: Fair value of securities is based on available quoted market prices. The carrying amount of equity securities, including restricted equity securities with no readily determinable fair value, approximates fair value.

Loans: The carrying amount of variable-rate loans that reprice frequently and have no significant change in credit risk approximates fair value. The fair value of fixed-rate loans is estimated based on discounted contractual cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. The fair value of impaired loans is estimated based on discounted contractual cash flows or underlying collateral values, where applicable.

Deposits: The carrying amount of demand deposits, savings deposits, and variable-rate certificates of deposit approximates fair value. The fair value of fixed-rate certificates of deposit is estimated based on discounted contractual cash flows using interest rates currently being offered for certificates of similar maturities.

Federal Home Loan Bank Advances: The carrying amount of variable rate advances approximates fair value. The fair value of fixed rate advances are estimated based on discounted contractual cash flows using the current incremental borrowing rates for similar type borrowing arrangements.

Accrued Interest: The carrying amount of accrued interest approximates their fair value.

Off-Balance Sheet Instruments: The carrying amount of commitments to extend credit and standby letters of credit approximates fair value. The carrying amount of the off-balance sheet financial instruments is based on fees charged to enter into such agreements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The estimated fair values and related carrying amounts of the Company’s financial instruments were as follows:

	December 31, 2004		December 31, 2003
Dollars In Thousands	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash, due from banks, interest-bearing deposits at other financial institutions, and federal funds sold	$24,990	$24,990	$20,024	$20,024
Securities	128,981	129,299	99,923	100,635
Restricted equity securities	620	620	890	890
Loans and loans held for sale	229,907	227,387	121,664	124,808
Reserve for loan losses	(3,161)	(3,161)	(1,825)	(1,825)
Accrued interest receivable	2,134	2,134	1,398	1,398
Financial liabilities:
Deposits	352,252	352,885	227,469	229,418
Federal Home Loan Bank advances	385	406	495	524
Accrued interest payable	1,133	1,133	1,210	1,210

NOTE 15. SUPPLEMENTAL FINANCIAL DATA

Components of other operating expenses in excess of 1% of revenue are as follows:

	Years Ended December 31,
	2004	2003
Printing and supplies	$258,000	$175,000
Directors fees	202,000	151,000
ATM expenses	311,000	241,000
Legal and professional	333,000	140,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16. PARENT COMPANY FINANCIAL INFORMATION

The following information presents the condensed balance sheets of SouthCrest Financial Group, Inc. as of December 31, 2004 and 2003 and the statements of income and cash flows for each of the two years ended December 31, 2004:

CONDENSED BALANCE SHEETS

Dollars In Thousands	2004	2003
Assets
Cash	$87	$625
Investment in subsidiaries	50,612	25,719
Securities available for sale	427	-
Other assets	97	85

Total assets	$51,223	$26,429

Liabilities, Redeemable common stock and stockholders’ equity
Other liabilities	$33	$-
Redeemable common stock held by ESOP	450	384
Stockholders’ equity	50,740	26,045

Total redeemable common stock and stockholders’ equity	$51,223	$26,429

CONDENSED STATEMENTS OF INCOME

Dollars In Thousands	2004	2003
Income, dividends from subsidiaries	$2,452	$966
Expense, other	95	27

Income before income tax benefits and equity in undistributed income of subsidiaries	2,357	939
Income tax benefits	(36)	(10)

Income before equity in undistributed in come of subsidiaries	2,393	949
Equity in undistributed income of subsidiaries	1,464	2,386

Net income	$3,857	$3,335

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16. PARENT COMPANY FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

Dollars in Thousands	2004	2003
OPERATING ACTIVITIES
Net income	$3,857	$3,335
Adjustments to reconcile net income to net cash provided by operating activities:
Undistributed income of subsidiary	(1,464)	(2,386)
Net other operating activities	29	(26)

Net cash provided by operating activities	2,422	923

INVESTING ACTIVITIES
Investment in subsidiaries	(305)	-

Net cash used in investing activities	(305)	-

FINANCING ACTIVITIES
Common stock redeemed in business combination	(1,489)	-
Purchase of treasury stock	-	(133)
Proceeds from sale of treasury stock	-	88
Dividends paid	(1,166)	(964)

Net cash used in financing activities	(2,655)	(1,009)

Net decrease in cash	(538)	(86)
Cash at beginning of year	625	711

Cash at end of year	$87	$625