Form 10KSB, Exhibit 13
period 2005-12-31
SOUTHCREST FINANCIAL GROUP INC
filed 2006-03-31
CIK 1279756

Exhibit 13.1

Selected Financial Data

The following tables present certain selected historical financial information for SouthCrest Financial Group, Inc. and subsidiaries. The data should be read in conjunction with the historical financial statements, including the notes thereto, and other financial information concerning the Company.

SouthCrest Financial Group, Inc. and Subsidiaries
Summary Financial Data
For the Periods Ended December 31,
(all dollars in thousands except per share amounts)
	2005	2004	2003	2002	2001
Income Statement
Net interest income	$17,469	$11,460	$9,130	$9,103	$8,772
Provision for loan losses	751	375	324	519	374
Net interest income after provision for loan losses	16,718	11,085	8,806	8,584	8,398
Non-interest income	4,411	3,357	3,511	2,903	1,742
Non-interest expense	14,129	8,925	7,592	7,123	6,299
Income taxes	2,156	1,660	1,390	1,249	1,100
Net income	4,844	3,857	3,335	3,115	2,741

Per Common Share
Basic and diluted earnings per share	$1.36	$1.52	$1.53	$1.43	$1.32
Cash dividends declared	$0.48	$0.46	$0.46	$0.45	$0.44
Dividend payout ratio	35.3%	30.3%	30.1%	31.5%	33.3%
Book value	$14.93	$14.21	$11.94	$11.44	$10.56
Average shares outstanding	3,572,904	2,545,724	2,182,421	2,178,685	2,081,670

Period End
Total loans	$276,475	$229,232	$123,187	$118,232	$107,292
Net loans	272,998	226,071	121,362	116,289	105,613
Earning assets (1)	410,897	374,684	237,239	219,896	208,415
Assets	450,848	407,512	256,205	243,653	222,944
Deposits	377,900	352,252	227,469	215,556	196,170
Stockholders' equity	53,456	50,740	26,045	23,984	22,095
Common shares outstanding	3,581,193	3,571,556	2,180,585	2,097,014	2,091,614

Average Balances
Loans	$249,394	$156,003	$119,676	$113,049	$107,159
Earning assets (1)	394,076	269,651	231,131	212,288	203,348
Assets	428,360	292,446	251,687	230,360	218,988
Deposits	366,877	256,035	222,463	202,022	193,352
Other borrowings	4,695	580	1,892	1,991	2,516
Stockholders' Equity	52,125	33,062	25,014	23,509	21,101

Performance Ratios
Return on average assets	1.13%	1.32%	1.32%	1.35%	1.25%
Return on average stockholders' equity	9.29%	11.67%	13.33%	13.25%	12.99%
Net interest margin	4.43%	4.25%	3.95%	4.29%	3.69%
Average equity to average assets	12.17%	11.31%	9.94%	10.21%	9.63%
Average loans to average deposits	67.98%	60.93%	53.79%	55.96%	55.42%

(1)
Earning assets include interest-bearing deposits in banks, federal funds sold, securities available for sale, securities held to maturity, restricted equity securities, and loans net of unearned income.

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

Critical Accounting Policies

Our accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. Our significant accounting policies are described in the notes to the consolidated financial statements. Certain accounting policies require management to make significant estimates and assumptions, which have a material impact on the carrying value of certain assets and liabilities, and we consider these to be critical accounting policies. The estimates and assumptions used are based on historical experience and other factors that management believes to be reasonable under the circumstances. Actual results could differ significantly from these estimates and assumptions, which could have a material impact on the carrying value of assets and liabilities at the balance sheet dates and results of operations for the reporting periods.

We believe the following are critical accounting policies that require the most significant estimates and assumptions that are particularly susceptible to a significant change in the preparation of our financial statements.

Allowance for Loan Losses. A provision for loan losses is based on management’s opinion of an amount that is adequate to absorb losses inherent in the existing loan portfolio. The allowance for loan losses is established through a provision for losses based on management’s evaluation of current economic conditions, volume and composition of the loan portfolio, the fair market value or the estimated net realizable value of underlying collateral, historical charge off experience, the level of nonperforming and past due loans, and other indicators derived from reviewing the loan portfolio. The evaluation includes a review of all loans on which full collection may not be reasonably assumed. Should the factors that are considered in determining the allowance for loan losses change over time, or should management’s estimates prove incorrect, a different amount may be reported for the allowance and the associated provision for loan losses. For example, if economic conditions in our market areas experience an unexpected and adverse change, we may need to increase our allowance for loan losses by taking a charge against earnings in the form of an additional provision for loan loss. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require adjustments to the allowance for loan losses based on their judgments of information available to them at the time of their examination.

Investment Securities. Investment securities are classified into three categories. Debt securities that we have the intent and ability to hold to maturity are classified as “held-to-maturity securities” and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as “trading securities” and reported as fair value, with unrealized gains and losses included in earnings. Debt securities not classified as either held-to-maturity securities or trading securities and equity securities not classified as trading securities are classified as “available-for-sale securities” and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income. We did not have any securities classified as trading securities as of December 31, 2005 or 2004.

Premiums and discounts related to securities are amortized or accreted over the life of the related security as an adjustment to the yield using the effective interest method and considering prepayment assumptions. Dividend and interest income is recognized when earned.

Gains and losses on sales and calls of securities are recognized on the settlement date based on the adjusted cost basis of the specific security. The financial statement impact of settlement date accounting versus trade date accounting is not significant. Declines in fair value of individual held to maturity and available for sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value.

Management conducts regular reviews to assess whether the values of our investments are impaired and if any impairment is other than temporary. If we determine that the value of any investment is other than temporarily impaired, we record a charge against earnings in the amount of the impairment. The determination of whether other than temporary impairment has occurred involves significant assumptions, estimates and judgments by management. Changing economic conditions — global, regional or related to industries of specific issuers — could adversely affect these values. Impairment losses recognized for securities totaled $600,000 and $-0- for the years ending December 31, 2005 and 2004.

Accounting Pronouncements Affecting Future Periods

In December 2004, the FASB issued SFAS No. 123(R), Accounting for Stock-Based Compensation (SFAS No. 123(R)). SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS No. 123(R), only certain pro forma disclosures of fair value were required. The provisions of this Statement are effective for fiscal years beginning after December 15, 2005. Accordingly, the Company will adopt SFAS No. 123(R) commencing with the quarter ending March 31, 2006. If the Company had included the cost of employee stock option compensation in our consolidated financial statements, its net income for the fiscal years ended December 31, 2005 and 2004 would have decreased by approximately $387,000, and $-0-, respectively.

In March 2005, the SEC released Staff Accounting Bulletin (SAB) No. 107, Share- Based Payment, SAB No. 107 expresses views of the SEC staff regarding the application of SFAS No. 123(R). Among other things, SAB No. 107 provides interpretive guidance related to the interaction between SFAS No. 123(R) and certain SEC rules and regulations, as well as provides the staff’s view regarding the valuation of share-based payment arrangements for public companies. The Company will adopt SAB No. 107 in the quarter ended March 31, 2006. Based on unvested options outstanding at December 31, 2005, it is expected that the impact of adopting SAB No. 107 and SFAS 123(R) will be to reduce future earnings by $95,000 per year. Further grants of options will increase the amount of expense to be recognized.

In November 2005, the Financial Accounting Standards Board (FASB) issued Staff Position (FSP) FAS 115-1 and FAS 124-1, the Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which amends SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations, and APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. This FSP addresses the determination as to when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. FSP FAS 115-1 and FAS 124-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP is effective for reporting periods beginning after December 15, 2005. The Company does not expect the adoption of FSP FAS 115-1 and FAS 124-1 will have a material impact on its financial condition or results of operations.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections. This statement replaces APB Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 changes the requirements for the accounting for and reporting of a voluntary change in accounting principle. SFAS No. 154 requires retrospective application to prior periods for changes in accounting principles or error corrections, unless it is impractical to determine the period-specific effects or when a pronouncement includes specific transition provisions. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS No. 154 (revised 2004) will have a material impact on its financial condition or result of operations.

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

The merger was accounted for using the purchase method of accounting. Accordingly, results of operations for The First National Bank of Polk County are included in the results of operations of SouthCrest prospectively from the date of merger, and the purchase price of $23.7 million was allocated to the fair values of First Polk’s assets and liabilities. During the quarter ended June 30, 2005 the Company completed its valuation study of the core deposit intangible asset acquired in connection with the merger. In accordance with accounting requirements, the purchase accounting allocation for this transaction was adjusted to reflect the fair values from this valuation study. As a result, the core deposit intangible asset was adjusted from $6.0 million to $2.4 million with the remainder being reallocated to goodwill of $2.7 million and deferred income taxes of $0.9 million. Such account reclassifications are reflected as of December 31, 2004 and have no effect on stockholders’ equity as previously reported. The core deposit intangible is being amortized on an accelerated basis with $551,000 expensed in the first year following consummation of the purchase declining to $252,000 in the second year and $199,000 in future years. The merger is summarized below:

First Polk Bankshares, Inc.
Assets Acquired and Liabilities Assumed
September 30, 2004
(Dollars in thousands)

Cash and due from banks	$3,899
Federal funds sold	2,166
Securities available for sale	37,861
Restricted equity securities	32
Loans, net	98,016
Premises and equipment	3,980
Goodwill	2,665
Intangible assets	2,396
Other assets	3,484
Total assets acquired	$154,499

Deposits	$128,422
Other liabilities	2,333
Total liabilities assumed	130,755
Net assets acquired	$23,744

Results of Operations for the Years Ended December 31, 2005 and 2004

For 2005, net income was $4,844,000 or $1.36 per share compared to net income of $3,857,000, or $1.52 per share in 2004, an increase of $987,000 or 25.6%. Substantially all of the increase relates to inclusion of the results of operations of FNB Polk for the full year in 2005, as in 2004 its results were only included for the three month period after the September 30, 2004 merger date. Certain reclassifications to prior year balance sheets and income statements have been made to conform to current classifications. These reclassifications have no impact on net income or stockholders’ equity as previously reported.

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

Table 1 below presents various components of assets and liabilities, interest income and expense as well as their yield/cost for the fiscal years ended 2005, 2004 and 2003. In this table, amounts related to average balances and interest income and interest expense for FNB Polk are included prospectively from September 30, 2004, the date of merger. Table 2 presents a Rate/Volume Analysis of Net Interest Income. For each category of interest -earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) change in volume (change in volume multiplied by old rate); (2) change in rate (change in rate multiplied by old volume); and (3) a combination of change in rate and change in volume. The changes in interest income and interest expense attributable to both volume and rate have been allocated proportionately on a consistent basis to the change due to volume and the change due to rate.

Table 1. Average Consolidated Balance Sheets and Net Interest Income Analysis
For the Years Ended December 31,
(Dollars in thousands)

	For the Years ended December 31,
	2005			2004			2003
	Average	Income /	Yields /	Average	Income /	Yields /	Average	Income /	Yields /
	Balances(1)	Expense	Rates	Balances(1)	Expense	Rates	Balances(1)	Expense	Rates

Loans	$249,394	$17,943	7.19%	$156,003	$10,550	6.76%	$119,676	$8,942	7.47%
Taxable securities	121,260	5,041	4.16%	94,134	4,043	4.29%	90,707	3,700	4.08%
Nontaxable securities (2)	12,271	557	4.54%	9,284	445	4.79%	7,839	395	5.04%
Federal funds sold	6,642	195	2.94%	5,373	87	1.62%	8,336	89	1.07%
Interest bearing deposits in banks	4,509	157	3.48%	4,857	120	2.47%	4,573	120	2.62%
Total earning assets	394,076	23,893	6.06%	269,651	15,245	5.65%	231,131	13,246	5.73%
Cash and due from banks	10,861			8,320			6,756
Allowance for loan losses	(3,265)			(2,230)			(1,878)
Other assets	26,688			16,705			15,678
Total	$428,360			$292,446			$251,687

Interest bearing demand (3)	$116,852	$1,242	1.06%	$83,669	$616	0.74%	$65,389	$520	0.80%
Savings	36,845	193	0.52%	23,935	116	0.48%	18,455	94	0.51%
Certificates of deposit	154,857	4,774	3.08%	109,889	3,024	2.75%	105,346	3,379	3.21%
Total interest bearing deposits	308,554	6,209	2.01%	217,493	3,756	1.73%	189,190	3,993	2.11%
Borrowed funds	4,695	215	4.58%	580	29	5.00%	1,892	123	6.50%
Total interest bearing liabilities	313,249	6,424	2.05%	218,073	3,785	1.74%	191,082	4,116	2.15%
Noninterest bearing demand deposits	58,323			38,452			33,273
Other liabilities	4,030			2,455			1,976
Redeemable common stock held by ESOP	633			404			342
Shareholders' equity	52,125			33,062			25,014
Total	$428,360			$292,446			$251,687
Net interest income		$17,469			$11,460			$9,130
Net interest yield on earning assets			4.43%			4.25%			3.95%
Net interest spread			4.01%			3.91%			3.58%

(1) Daily averages
(2) Tax-equivalent yields are not provided as effect is deemed immaterial.
(3) Includes money market accounts

Table 2. Changes In Interest Income and Expense
(Dollars in thousands)

	2005 Compared to 2004			2004 Compared to 2003

	Increase (Decrease) Due to Changes In			Increase (Decrease) Due to Changes In
	Volume	Rate	Total	Volume	Rate	Total

Loans	$6,683	$710	$7,393	$2,519	$(911)	$1,608
Taxable securities	1,124	(126)	998	146	197	343
Nontaxable securities	136	(24)	112	71	(21)	50
Federal funds sold	25	83	108	(39)	37	(2)
Interest bearing deposits in banks	(9)	46	37	7	(7)	-
Total earning assets	7,959	689	8,648	2,704	(705)	1,999

Interest bearing demand	300	326	626	315	(219)	96
Savings	66	11	77	69	(47)	22
Certificates of deposit	1,353	397	1,750	1,253	(1,608)	(355)
Total deposits	1,719	734	2,453	1,637	(1,874)	(237)
Borrowed funds	188	(2)	186	80	(174)	(94)
Total interest bearing liabilities	1,907	732	2,639	1,717	(2,048)	(331)
Net interest income	$6,052	$(43)	$6,009	$987	$1,343	$2,330

Net interest income increased $6,009,000 to $17,469,000 in 2005 from $11,460,000 in 2004. Of the $6,009,000 increase in net interest income, $5,141,000 relates to the inclusion of FNB Polk in operations for a full twelve months in 2005 versus three months in 2004. Interest income increased $8,648,000 to $23,893,000 for the year ended December 31, 2005, as compared to $15,245,000 for 2004. The largest component of the increase was a $7,393,000 increase in interest earned on loans. The increase in the volume of loans outstanding of $93.4 million resulted in interest earned on such loans to increase by $6,683,000, while an increase in the average yield earned on loans from 6.76% to 7.19% resulted in an increase of $710,000 in interest income on loans. Interest expense increased $2,639,000 to $6,424,000 for 2005 from $3,785,000 in 2004. In general, interest expense increased due to the inclusion of FNB Polk, and to growth in deposits and borrowed funds required to fund loan growth experienced during the year. Increased competition for deposits in the Banks’ markets and increases in the general level of interest rates resulting from Federal Reserve increases in the discount rate have contributed to an increase in the average rates paid on deposits, which rose from 1.73% to 2.01%.

For 2005, the net interest yield on earning assets increased from 4.25% for 2004 to 4.43% for 2005. This increase resulted as the average yield on earning assets increased 41 basis points to 6.06%, which exceeded the increase in the average rate paid on interest bearing liabilities, which increased 31 basis points to 2.05%. The increase in the average yield on earning assets relates to the increase in loans as a percentage of total earning assets from 57.8% in 2004 to 63.2% in 2005, as loans generally earn a higher rate of interest than other earning assets. In addition, as a result of increases in interest rates during the year, the average yield earned on loans increased from 6.76% in 2004 to 7.19% in 2005 compared to yields of 4.16% earned on taxable securities in 2005. The increase in the average rate paid on interest bearing liabilities is primarily the result of increases in rates paid on certificates of deposit, which increased from 2.75% for 2004 to 3.08% for 2005.

Provision for Loan Losses. The provision for loan losses for 2005 was $751,000 compared to $375,000 provided in 2004. In 2005 the Company charged-off loans, net of recoveries, totaling $435,000, or 0.17% of average loans outstanding, compared to net chargeoffs in 2004 of $300,000, or 0.19% of average loans. During 2005, the loan portfolio (excluding loans held for sale) grew by $47.2 million.

The provision for loan losses is determined primarily by management’s evaluation concerning the level of the allowance for loan losses. For further discussion, refer to the discussion below titled “Allowance for Loan Losses.”

Other Income. Total other income for 2005 was $4,411,000 compared to $3,357,000 for 2004, an increase of $1,054,000. Significant items included in other income for 2005 include a gain of $320,000 on the sale of investment securities available for sale, a $600,000 impairment charge on investment securities, and a $184,000 loss on the disposal of equipment. The loss on the disposal of equipment related to equipment and software that was rendered obsolete as a result of our consolidation of computer systems in November, 2005.

Service charges (including NSF and overdraft charges) on deposit accounts were $3,447,000 for 2005, an increase of $1,158,000 of which $917,000 relates to FNB Polk being included in 2005 for a full year compared to three months in 2004. As a percent of the average balances of interest-bearing checking and noninterest-bearing checking accounts, these service charges were consistent, amounting to 2.86% of such accounts for 2005 and 2.89% in 2004. Other service charges were $746,000 in 2005, an increase of $251,000 of which $130,000 relates to FNB Polk.

The net gain on the sale of loans declined $67,000 to $148,000 due to a decline in the volume of loans sold from $16.0 million in 2004 to $13.5 million in 2005. The reduction in mortgage volume in 2005 relates to a trend toward higher interest rates which began in 2004. In addition to reducing mortgage origination volume, the increase in interest rates also caused the average profit margins on loans sold to tighten to 1.10% for 2005 from 1.35% for 2004.

During the first quarter of 2005, the Company recorded an impairment charge of $600,000 on $2.5 million of Federal Home Loan Mortgage Corporation (“Freddie Mac”) and Federal National Mortgage Association (“Fannie Mae”) perpetual preferred stock. The reclassification of an unrealized mark-to-market loss on these securities to an other-than-temporary charge to earnings was based upon a detailed impairment analysis of these securities. Previous losses on the securities were recognized in the equity section of the balance sheet. The Company’s conclusion considered the duration and severity of the unrealized loss, the financial condition and near-term prospects of the issuers, and the likelihood of the market value of these instruments increasing to our initial cost basis within a reasonable period of time. During the third quarter of 2005, the Company initiated a plan to sell a portion of these securities in which the securities would be sold slowly in small blocks. This plan was completed during the quarter, resulting in gains of $71,000 which are included in net gains on sale of securities available for sale.
In addition to the gain mentioned above, gain on sale of securities available for sale in 2005 also included a $249,000 gain realized on the sale of a common stock investment. The Company’s cost basis in that investment was $200,000.

The following table provides information about our other income.

Table 3. Summary of Other Income
(Dollars in thousands)

	2005	2004

Service charges on deposits	$599	$334
NSF and overdraft charges	2,848	1,955
Other service charges	746	495
Net gain on sale of loans	148	215
Income from bank-owned life insurance	146	126
Impairment charge on investments	(600)	-
Gain on sale of securities available for sale	320	-
Loss on disposal of assets	(184)	-
Other operating income	388	232
	$4,411	$3,357

Other Expenses. Other expenses for 2005 were $14,129,000 compared to $8,925,000 for 2004, an increase of $5,204,000 of which $3,836,000 relates to the addition of FNB Polk for a full twelve months. The largest component of other expenses, salaries and benefits, increased $2,760,000 of which $1,891,000 relates to FNB Polk. Of the remaining $869,000 in increased compensation cost, approximately $780,000 is attributable to the Company’s expansion activities, including the expansion of the branch network into Fayetteville, Georgia in November, 2004 and additional expenses of the holding company after the merger with FNB Polk in September, 2004.

At the Company’s annual shareholders’ meeting held May 12, 2005, shareholders approved the adoption of the SouthCrest Financial Group, Inc. 2005 Stock Incentive Plan (the “Plan”), which provides for up to 549,000 shares of the Company’s stock to be awarded in the form of stock options. In December, 2005 the Company awarded 183,500 stock options to officers of the Company and the Banks. The Company has elected to follow APB Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its employee stock options. Accordingly, no compensation expense is recognized in the Company’s consolidated financial statements because the exercise price of the options equals the market price of the Company’s common stock on the date of grant. In December 2004, the FASB issued SFAS No. 123(R), Accounting for Stock-Based Compensation (SFAS No. 123(R)), which the Company will adopt commencing with the quarter ended March 31, 2006. SFAS No. 123(R) requires that the fair value of equity instruments such as stock options be recognized as an expense in the historical financial statements as services are performed. Of the 183,500 options awarded, 104,000 were exercisable immediately while 79,500 will vest over a five year period beginning in 2006 and will therefore be subject to the expensing requirements under SFAS 123(R). Upon adopting SFAS 123(R) in 2006, the Company estimates that it will be required to expense $95,000 per year over the five year vesting period which will be reflected as a component of compensation expense. The accounting implications of the stock option plan are more fully explained in Notes 1 and 10 of Notes to Consolidated Financial Statements.

Equipment and occupancy expenses increased $680,000 of which $554,000 relates to the addition of FNB Polk. Other operating expenses increased $1,559,000 of which $1,187,000 relates to the addition of FNB Polk. Amortization of intangibles increased $205,000 due to the merger with FNB Polk. Other expenses amounted to 3.30% of average assets for 2005 compared to 3.05% in 2004. The following table provides information about our other expenses.

Table 4. Summary of Other Expenses
(Dollars in thousands)

	2005	2004

Salaries and benefits	$7,297	$4,537
Equipment and occupancy	1,559	879
Amortization of intangibles	963	758
Professional fees	477	333
Supplies	302	258
Telephone	187	108
Advertising	130	103
Director fees	343	202
Data processing expenses	418	336
Other operating expenses	2,453	1,411
	$14,129	$8,925

Income Tax Expense. Income tax expense for 2005 was $2,156,000 compared to $1,660,000 in 2004. The Company’s effective tax rate was 30.8% for 2005 compared to 30.1% for 2004. The Company’s effective tax rate is lower than statutory tax rates due primarily to certain elements of income that are not subject to taxation, such as the Banks’ earnings from tax-exempt securities and income on bank-owned life insurance.

FINANCIAL CONDITION

Management continuously monitors the financial condition of the Company in order to protect depositors, monitor asset quality and increase current and future earnings. At December 31, 2005 total assets were $450.8 million compared to $407.5 million at December 31, 2004, an increase of $43.3 million. The increase in total assets is due to increases in deposits and Federal Home Loan Bank (“FHLB”) advances, which were used to fund the $47.2 million increase in loans. The increase in loans is primarily the result of loan growth experienced at the full-service office in Fayetteville.

Securities available for sale increased $4.1 million to $45.2 million while securities held to maturity declined $9.6 million to $78.3 million. Most cash flows received from held to maturity securities were used to fund the growth in the loan portfolio during 2005.

Fixed assets increased $2.4 million due to construction projects at both Upson and FNB Polk. During the year, FNB Polk expanded its Rockmart office at a cost of $895,000. In the second quarter of 2005, Bank of Upson initiated a project in which it will rebuild its main office in Thomaston, Georgia. This project will replace substantially all of its current facility, increasing its size from 16,000 to 26,000 square feet. Construction for this project will take place in phases, with the first phase expected to be completed in the second quarter of 2006 and the last phase to be completed in the fourth quarter of 2006. The cost of the project is estimated to be between $5.25 million and $5.75 million. Through December 31, 2005 approximately $1.9 million had been disbursed in connection with this project.

Deposits increased $25.6 million to $377.9 million of which $3.7 million was in noninterest-bearing demand deposits, $4.2 million in money market accounts and $18.0 relates to increases in certificate accounts. Borrowed funds increased $14.9 million, primarily in short-term Federal Home Loan Bank advances. The increases in certificate accounts and borrowed funds were needed in the current year to fund the growth in loans, and contributed to the increase in the cost of funds from 1.74% in 2004 to 2.05% in 2005.

Stockholders’ equity increased $2.7 million due primarily to net earnings of $4.8 million less cash dividends of $1.7 million paid to shareholders. Equity also declined by $89,000 as the unrealized losses on securities available for sale available for sale, net of deferred taxes, increased over the previous year. Also, the Company announced a share buy-back plan during 2005. As a result, during the third and fourth quarters of 2005, we purchased 8,141 shares into treasury stock at a total cost of $192,000. In the fourth quarter, we issued 17,778 shares to the Company’s Employee Stock Ownership Plan (“ESOP”) with an aggregate fair value of $400,000. Because the ESOP provides for the participants to have the option to diversify their account balances or to receive all or a portion of their account balance in cash upon termination, accounting rules require that the fair value of allocated shares held by the ESOP be classified on the balance sheet as a liability and therefore reflected as a reduction of retained earnings. Because of an increase of the number of shares held by the ESOP from 24,995 at December 31, 2004 to 42,773 at December 31, 2005, and the increase in the ending stock price on those dates, the amount classified as a liability on the balance sheet increased by $534,000, which therefore reduced equity by the same amount.

Securities. As of December 31, 2005, investment securities comprised 27.9% of the Company’s total assets compared to 31.9% at December 31, 2004, while federal funds sold and interest-bearing deposits in banks comprised approximately 1.9% of total assets at December 31, 2005 compared to 3.7% at December 31, 2004. As the Company’s loan portfolio has grown, investment securities and other earning assets represent a smaller portion of the Company’s balance sheet.

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

Table 5. Composition of Securities Portfolio
	As of December 31,
	2005	2004	2003
	(Dollars in thousands)
Securities held to maturity (at amortized cost):
U.S. Treasuries and Agency bonds	$25,185	$29,148	$33,649
State and municipal bonds	7,814	8,511	7,732
Mortgage backed securities	44,322	49,262	55,365
Corporate bonds	1,000	1,000	1,000
Total securities held to maturity	78,321	87,921	97,746

Securities available for sale (at estimated fair value):
U.S. Treasuries and Agency bonds	25,580	15,408	-
State and municipal bonds	3,945	4,848	-
Mortgage backed securities	14,594	18,360	-
Equity securities	1,071	2,444	2,177
Total securities available for sale	45,190	41,060	2,177

Total securities	$123,511	$128,981	$99,923

The decline in held to maturity securities is the result of maturities and monthly principal payments received on mortgage-backed securities being in excess of securities purchased. In 2005, these principal reductions were used to fund increases in the loan portfolio. The increase in securities available for sale from 2003 to 2004 is the result of securities acquired in the addition of FNB Polk. The following table indicates, at December 31, 2005, the Company’s security portfolio segregated by major category with maturity and average yields presented:

Table 6. Maturity of Securities Portfolio

		Weighted
	Carrying	Average
	Value	Rate
	(Dollars in Thousands)
U.S. Treasuries, U.S. Government Agencies and Corporations
Within one year	$5,949	3.25%
One to five years	22,029	3.85%
Five to ten years	8,873	4.87%
After ten years	13,914	5.29%
Total	50,765	4.35%

State and municipal bonds (1)
Within one year	377	2.64%
One to five years	3,665	2.75%
Five to ten years	3,943	3.82%
After ten years	3,774	4.82%
Total	11,759	3.77%

Mortgage-backed securities (2)
Within one year	-	-
One to five years	5,326	3.95%
Five to ten years	14,613	4.29%
After ten years	38,977	4.66%
Total	58,916	4.46%

Other securities (3)
Within one year	-	-
One to five years	-	-
Five to ten years	1,000	6.25%
After ten years	1,071	3.38%
Total	2,071	4.76%
	$123,511	4.38%

Notes

(1)	Yields on state and municipal bonds are not calculated on a tax-equivalent basis.

(2)	Mortgage backed securities are presented according to their final stated maturity. Their weighted average maturity is shorter because of monthly return of principal.

(3)	Includes corporate bonds and preferred equity securities issued by U.S. Government sponsored corporations.

Loan Portfolio. The following table presents various categories of loan contained in the Company’s loan portfolio for the periods indicated.

Table 7. Composition of Loan Portfolio
As of December 31,
(Dollars in thousands)

	2005	2004	2003	2002	2001
Types of Loans
Commercial loans	$19,841	$18,560	$9,757	$6,882	$7,209
Real estate — construction	52,122	25,265	9,021	5,846	1,646
Real estate — mortgage	169,555	145,413	68,154	64,571	61,883
Consumer	31,567	35,680	32,352	36,231	31,505
Other loans	3,554	4,415	4,009	4,842	5,258
Subtotal	276,639	229,333	123,293	118,372	107,501
Less: Unearned income	164	101	106	140	209
Less: Allowance for loan losses	3,477	3,161	1,825	1,943	1,679

Total (net of allowance)	$272,998	$226,071	$121,362	$116,289	$105,613

The following presents an analysis of maturities of the Company’s loans as of December 31, 2005:

Table 8. Loan Maturity Schedule
(Dollars in thousands)

		Due in	Due
	Due in one	one through	after
	year or less	five years	five years	Total

Commercial loans	$9,891	$7,016	$2,934	$19,841
Real estate — construction	25,514	19,446	7,162	52,122
Real estate — mortgage	38,045	56,604	74,906	169,555
Consumer	8,314	22,882	371	31,567
Other loans	728	831	1,995	3,554
Total	$82,492	$106,779	$87,368	$276,639

In addition, the commercial and real estate construction loans due after one year by interest rate terms are as follows:

Table 9. Selected Loan Maturities and Interest Sensitivity
(Dollars in thousands)

	Predetermined	Adjustable
	Rates	Rates	Total

Commercial loans
Due in one through five years	$6,767	$249	$7,016
Due after five years	2,769	165	2,934
Construction loans
Due in one through five years	8,267	11,179	19,446
Due after five years	3,649	3,513	7,162
Total	$21,452	$15,106	$36,558

Nonaccrual, Past Due and Restructured Loans. The following table presents various categories of nonaccrual, past due and restructured loans in the Company’s loan portfolio as of the dates indicated.

Table 10. Nonaccrual, Past Due, and Restructured Loans
As of December 31,
(Dollars in thousands)

	2005	2004	2003	2002	2001

Nonaccrual loans	$232	$190	$-	$-	$3
Loans past due 90 days or
more and still accruing	$549	$186	$118	$264	$387
Loans restructured under
troubled debt	$-	$-	$-	$-	$-

Impaired loans and the average investment in impaired loans was as follows:

Table 11. Impaired Loans
As of December 31,
(Dollars in thousands)

	2005	2004	2003	2002	2001

Impaired loans without a valuation allowance	$-	$-	$-	$-	$3
Impaired loans with valuation allowances of $35 and $29, respectively	$232	$190	$-	$-	$-
Average investment in impaired loans for the period	$323	$47	$32	$2	$8

At December 31, 2005 and 2004, the Company had $232,000 and $190,000 in impaired loans with a valuation allowance and no impaired loans without a valuation allowance. The Company had no impaired loans at December 31, 2003, or 2002. The average investment in impaired loans during 2005 and 2004 was $323,000 and $47,000, respectively. Interest income recognized on impaired loans for the years ended December 31, 2005, 2004, 2003, 2002, and 2001 was not material.

Accrual of interest is discontinued on a loan when management determines, upon consideration of economic and business factors affecting collection efforts, that collection of interest or principal is doubtful.

Allowance for Loan Losses. The allowance for loan losses at December 31, 2005 was $3,477,000 compared to $3,161,000 at December 31, 2004. The allowance for loan losses, as a percentage of total gross loans, at December 31, 2005 was 1.26% compared to 1.38% as of December 31, 2004. The decline in this percentage was the result of changes in the relative composition of the loan portfolio, the perceived credit quality and collateral position of new loans booked in 2005, and the change in the methodology of estimating the allowance as described below. The provision for loan losses during the year ended December 31, 2005 was $751,000.

In 2005, the Company changed the way it estimates its allowance for loan losses. In making this estimate, management utilizes a loan grading system to assign a risk grade to each loan based on factors such the quality of collateral securing a loan, the financial condition of the borrower and the payment history of each loan. Based on net charge-off history experienced for each category within the loan portfolio, as well as general economic factors affecting the lending market, management assigns an estimated allowance range for each risk grade within each of the loan categories. Management then estimates the required allowance. Included in this estimate of the allowance may be a portion that is not allocated to a specific category of the loan portfolio, but which management deems is necessary based on the overall risk inherent in the loan portfolio. The estimation of the allowance may change due to fluctuations in any and all of the above factors. In addition, as trends change in terms of net charge-offs, past due loans, and generally economic conditions of the market areas served by the Company’s subsidiary banks, the assumptions will be adjusted appropriately and these adjustments are reflected in the quarterly analysis of the adequacy of the reserve.

The loan concentrations within the loan portfolio have changed in recent years, both due to changes in the lending practices of Bank of Upson, and more recently, as a result of the merger with FNB Polk. The portion of the gross loan portfolio represented by real estate loans have gradually increased, from 60% as of December 31, 2002, to 74% as of December 31, 2004 and 80% as of December 31, 2005. The portion represented by consumer loans declined from 31% of gross loans as of December 31, 2002 to 16% as of December 31, 2004 and 11% at December 31, 2005. Finally, the portion represented by commercial loans increased from 6% of gross loans as of December 31, 2002 to 8% as of December 31, 2004 and 7% at December 31, 2005.

Management considers the allowance for loan losses to be adequate; however, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional provisions of the allowance will not be required.

Summary of Loan Loss Experience. An analysis of the Company’s loan loss experience is included in the following table for the periods indicated.

Table 12. Analysis of Allowance for Loan Losses
For the Periods Ended December 31,
(Dollars in thousands)

	2005	2004	2003	2002	2001

Balance at beginning of period	$3,161	$1,825	$1,943	$1,679	$1,493

Charge-offs
Commercial loans	31	50	32	263	253
Real estate - construction	-	-	-	-	-
Real estate - mortgage	50	46	87	12	-
Consumer	613	334	461	42	121
Other	199	175	177	155	16

Total Charge-offs	893	605	757	472	390

Recoveries
Commercial loans	42	25	6	107	70
Real estate - construction	-	-	-	-	-
Real estate - mortgage	1	30	18	-	-
Consumer	310	172	191	57	125
Other	105	78	100	69	7

Total recoveries	458	305	315	233	202

Net (charge-offs)	(435)	(300)	(442)	(239)	(188)

Additions charged to operations	751	375	324	519	374
Decrease in reserve due to disposal of finance company	-	-	-	(16)	-
Addition to reserves resulting from business combination	-	1,261	-	-	-

Balance at end of period	$3,477	$3,161	$1,825	$1,943	$1,679

Ratio of net charge-offs during the period to average loans outstanding during the period	0.17%	0.19%	0.37%	0.21%	0.18%

The following table summarizes the Company’s allowances for loan losses at year-end for 2005, 2004, 2003, 2002, and 2001.

Table 13. Allocation of Allowance For Loan Losses
At December 31,
(Dollars in thousands)

	2005		2004		2003		2002		2001
	Amount	% of total loans	Amount	% of total loans	Amount	% of total loans	Amount	% of total loans	Amount	% of total loans
Loan Category
Commercial	296	7	1,019	8	456	8	486	6	420	7
Real estate - Construction	782	19	76	11	-	8	-	5	-	2
Real estate - mortgage	1,418	61	582	63	91	55	97	54	84	58
Consumer	778	11	1,283	16	1,095	26	1,166	31	1,007	29
Other	72	2	442	2	183	3	194	4	168	4
Unallocated	131	-	-	-	-	-	-	-	-	-

Total	3,477		3,402		1,825		1,943		1,679

Historically, commercial loans have comprised a significant percentage of the Company’s total charged-off loans, representing an average of 20.2% of total charged-off loans over the past five years, reaching as high as 55.7% and 64.9% of total charged-off loans for 2002 and 2001, respectively. Management believes that this is a reflection of the greater risk per loan in commercial loans than other categories in the loan portfolio, such as real estatemortgage loans. Management believes that, like consumer loans, commercial loans are more susceptible to risks associated with local economic and employment conditions. In addition, the credit quality of a commercial loan is also often dependent on the borrower’s management and its ability to adapt to changes in the marketplace, both of which are difficult to gauge at the time a loan is made. Given management’s belief regarding the increased risk associated with commercial loans and the Company’s historical loan losses associated with commercial loans, management has traditionally allocated a significant portion of the allowance for loan losses to commercial loans. As a result, although charge-offs related to commercial loans comprised only 3.5% of total loan charge-offs during 2005, management still allocated 8.5% of the allowance for loan losses to commercial loans at December 31, 2005, to reflect management’s belief regarding general risk in the loan category and the Company’s historical losses with respect to commercial loans.

Real estate construction lending has been a significant source of growth for the Company’s loan portfolio in 2004 and 2005, increasing from $9.0 million at year-end 2003 to $25.3 million at year-end 2004 to $52.1 million at year-end 2005. While the Company has not had any chargeoffs for such loans in the past five years, management still allocated 22.5% of its allowance for loan losses to this category of loans. Much of this growth has been in loans for the construction and development of commercial real estate, which generally carries more risk than the construction of a single family dwelling due to the size of the loan and complexity of the project.

Consumer loans have historically comprised a high percentage of the Company’s loan charge-offs, comprising 50.4% of total chargeoffs over the past five years, including 68.7% of total chargeoffs in 2005 and 55.2% of total charge-offs during 2004. Management believes that the increased risk of loss in this loan category is a result of dependence on the borrower’s financial stability and the nature of the collateral for such loans, generally automobiles, boats and other personal property, which may make it more difficult to recover losses on such loans compared to loans in other categories, such as real estate-mortgage loans. As a result, management has allocated more of the allowance for loan losses to the consumer loan category than its relative composition of the entire portfolio. Management allocated 22.4% of the allowance for loan losses to these loans while they only comprise 11% of the portfolio.

Real estate mortgage loans constituted 61% of outstanding loan balances at December 31, 2005. All loans in this category represent real estate mortgages secured by both residential and commercial properties. Management allocated 40.8% of the total allowance for loan losses to these loans.

At December 31, 2005, the Company had approximately $131,000 in unallocated reserves. While not allocated to any particular category of loans, Management believes it should be included in its estimation of the allowance based on the overall risk inherent in the loan portfolio.

Deposits. Table 1 on Page 5 contains average amounts of the Company’s deposit accounts and the weighted average interest rates paid on those accounts. As illustrated in Table 1, the Company’s interest-bearing deposits increased by approximately $91.1 million from 2004 to 2005, $86.7 million of which increase was due to the addition of FNB Polk for the entire twelve month period in 2005 compared to only three months in 2004. For 2005, certificates of deposit represented approximately 50.2% of total interest-bearing deposits, compared to 50.5% for 2004.

The following table indicates amounts outstanding of time certificates of deposit of $100,000 or more and their respective maturities at December 31, 2005:

Table 14. Maturity of Certificates of Deposit
With Balances $100,000 Or More
(Dollars in thousands)

Three months or less	$10,334
Three through six months	5,180
Six through twelve months	12,987
Over one year	13,098

Total	$41,599

At December 31, 2005, the Company had no deposit relationships that represented concentrations.

Return on Equity and Assets. Returns on average consolidated assets and average consolidated equity presented below.

Table 15. Selected Performance Measures

	2005	2004	2003
Return on average assets	1.13%	1.32%	1.32%
Return on average stockholders' equity	9.29%	11.67%	13.33%
Dividend payout ratio	35.3%	30.3%	30.1%
Average equity to average assets	12.17%	11.31%	9.94%

Short-term borrowings. The table below provides information about short-term borrowed funds. The amount of these borrowed funds increased in the current year in order to fund the Company’s loan growth.

Table 16. Short-term Borrowed Funds
(Dollars in thousands)

	2005	2004	2003
Amount outstanding at year-end	$15,000	$-	$-
Average rate	4.52%	-	-

Average amounts outstanding during the year	$4,372	$147	$77
Average rate	4.46%	1.36%	1.30%

Maximum amount outstanding at any month-end during the year	$18,700	$5,050	$-

Liquidity and Interest Rate Sensitivity. Net interest income, the Company’s primary source of earnings, fluctuates with significant interest rate movements. To lessen the impact of these margin swings, management strives to structure the balance sheet so that repricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals. Imbalances in these repricing opportunities at any point in time constitute interest rate sensitivity.

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

The asset mix of the balance sheet is continually evaluated in terms of several variables: yield, credit quality, appropriate funding sources and liquidity. To effectively manage the liability mix of the balance sheet, there should be a focus on expanding the various funding sources. The interest rate sensitivity position at year-end 2005 is presented in the following table. The difference between rate sensitive assets and rate sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. Since all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity.

Table 17. Interest Sensitivity Gap Analysis
(Dollars in thousands)

	0-3 months	3-12 months	1-5 years	After 5 years	Totals
RATE SENSITIVE ASSETS
Loans	$87,249	$22,288	$142,846	$24,092	$276,475
Securities	-	6,326	31,020	88,435	125,781
Federal funds sold	4,297	-	-	-	4,297
Interest bearing deposits in other banks	2,178	1,386	475	-	4,039

Total rate sensitive assets	$93,724	$30,000	$174,341	$112,527	$410,592

RATE SENSITIVE LIABILITIES
Interest bearing demand and savings deposits	$10,294	$10,294	$60,589	$70,293	$151,470
Certificates less than $100,000	35,396	47,046	41,311	921	124,674
Certificates $100,000 and over	10,334	18,167	13,098	-	41,599
Other borrowed funds	15,055	55	165	-	15,275

Total rate sensitive liabilities	$71,079	$75,562	$115,163	$71,214	$333,018

Interest-sensitivity gap	$22,645	$(45,562)	$59,178	$41,313	$77,574
Cumulative interest-sensitivity gap	$22,645	$(22,917)	$36,261	$77,574
Interest-sensitivity gap ratio	131.86%	39.70%	151.39%	158.01%	123.29%
Cumulative interest-sensitivity gap ratio	131.86%	84.37%	113.85%	123.29%

As evidenced by the table above, as of December 31, 2005, SouthCrest was cumulatively liability sensitive within one year. In an increasing interest rate environment, a liability sensitive position (a gap ratio less than 100%) is generally less advantageous as liabilities are repriced sooner than earning assets. Conversely, in a decreasing interest rate environment, a liability sensitive position is generally more advantageous since liabilities are repriced sooner than assets. With respect to SouthCrest, an increase in interest rates could result in decreased income while a decline in interest rates could result in increased income. This, however, assumes that all other factors affecting income remain constant. It also assumes no substantial prepayments in the loan or investment portfolios. In the table above, maturities in the investment portfolio are shown by their stated maturity. The Company’s mortgage--backed securities portfolio, for example, provide the company with monthly returns of principal while the balances are shown in the above table are included according to their stated maturity. Also, a portion of interest bearing demand and savings deposits are assumed to reprice in each period, while those accounts may not actually reprice to higher rates in the event of a general increase in interest rates. Finally, if interest rates increase, it is possible for some of the Company’s certificate accounts to reprice at rates that are still lower than their current rates, as rates in effect at the time the certificates were opened could have been higher than those in effect currently.

SouthCrest generally structures its rate sensitivity position to hedge against rapidly rising or falling interest rates. The Asset/Liability Committees of the Banks meet regularly to analyze each bank’s position with respect to interest rate risk and develops future strategies for managing that risk. Such strategy includes anticipation of future interest rate movements.

As evidenced by the table above, SouthCrest has a cumulative one year liability sensitive position of $22.9 million. The Company, if needed, has the ability to cash out certificates with asset cash flow under normal circumstances. In the event that abnormal circumstances arise, the Banks have federal funds lines of credit in place totaling $21.0 million. In addition, if needed for both short-term and longer-term funding needs, Bank of Upson has a line of credit with the Federal Home Loan Bank of Atlanta on which $11.1 million was available at December 31, 2005. The parent company also has a $2.0 million line of credit which expires on June 29, 2006. The line of credit is secured by the common stock of the Company’s subsidiary banks and carries an interest rate of prime rate minus 0.50%. Interest is payable quarterly with any unpaid principal due at maturity. The agreement contains restrictions concerning the maintenance of certain minimum capital levels and regulatory capital ratios, loan loss reserves, and profitability ratios. The primary purpose of the line is to provide funds that may be needed by the holding company from time to time. At December 31, 2005, no advances were outstanding against this line of credit.

Liquidity represents the ability to provide steady sources of funds for loan commitments and investment activities, as well as to maintain sufficient funds to cover deposit withdrawals and payment of debt and operating obligations. These funds can be obtained by converting assets to cash or by attracting new deposits. SouthCrest’s primary source of liquidity comes from its ability to maintain and increase deposits through its banks. Below are the pertinent liquidity balances and ratios for the periods ended December 31, 2005, 2004, and 2003.

Table 18. Liquid Assets and Liquidity Measures
(Dollars in thousands)

	2005	2004	2003

Cash and due from banks	$15,930	$9,814	$7,262
Interest bearing deposits in banks	4,039	5,246	4,862
Federal funds sold	4,297	9,930	7,900
Securities	123,511	128,981	99,922

Ratio of CDs> $100,000 to total deposits	11.01%	7.93%	9.20%
Loan to deposit ratio	73.16%	65.08%	54.16%
Brokered deposits	N/A	N/A	N/A

At December 31, 2005, large denomination certificates accounted for 11.01% of total deposits compared with 7.93% at December, 31, 2004. Large denomination CDs are generally more volatile than other deposits. As a result, management monitors the competitiveness of the rates it pays on its large denomination CDs and periodically adjusts its rates in accordance with market demands. Despite the increase, SouthCrest is not heavily dependent on large deposits in relation to industry averages for institutions of similar size.

Cash and cash equivalents are the primary source of liquidity. At December 31, 2005, cash and cash equivalents due from banks amounted to $15.9 million, representing 3.5% of total assets. Overnight federal funds sold totaled $4.3 million or 1.0% of total assets and interest-bearing deposits in other financial institutions totaled $4.0 million or 0.9% of total assets. Securities available for sale provide a secondary source of liquidity. Also securities that are classified as held to maturity provide liquidity through its cash flows of maturing securities and monthly principal payments on mortgage-backed securities.

Brokered deposits are deposit instruments, such as certificates of deposit, deposit notes, bank investment contracts and certain municipal investment contracts that are issued through brokers and dealers who then offer and/or sell these deposit instruments to one or more investors. As of December 31, 2005, SouthCrest had no brokered deposits in its portfolio.

In the second quarter of 2005, Bank of Upson initiated a project in which it will rebuild its main office in Thomaston, Georgia. This project will replace substantially all of its current facility, increasing its size from 16,000 to 26,000 square feet. Construction for this project will take place in phases, requiring approximately eighteen months to complete. The cost of the project is estimated to be between $5.25 million and $5.75 million. The first phase is expected to be completed in the second quarter of 2006 at a cost of approximately $3.3 million. The second phase is expected to be completed in the fourth quarter of 2006. Through December 31, 2005 approximately $1.9 million had been disbursed in connection with this project.

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

As of December 31, 2005, the most recent notification from the Federal Deposit Insurance Corporation categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Banks’ category. Prompt corrective action provisions are not applicable to bank holding companies.

The table below illustrates the regulatory capital ratios of SouthCrest, Bank of Upson and the First National Bank of Polk County as of December 31, 2005.

Table 19. Capital Adequacy Ratios at December 31, 2005

		Minimum
		Required
	Minimum	to be Well
	Required	Capitalized	SouthCrest	Upson	Polk

Risk-based capital ratios
Total risk based capital	8.00%	10.00%	17.57%	15.06%	21.74%
Tier 1	4.00%	6.00%	16.41%	13.95%	20.49%
Tier 1 leverage ratio	4.00%	5.00%	10.94%	9.81%	12.29%

Effects of Inflation and Changing Prices

Inflation generally increases the cost of funds and operating overhead, and to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on the performance of a financial institution than the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. In addition, inflation affects financial institutions’ increased costs of goods and services purchased, the cost of salaries and benefits, occupancy expense, and similar items. Inflation and related increases in interest rates generally decrease the market value of shareholders’ equity. Mortgage originations and refinancings tend to slow as interest rates increase, and can reduce SouthCrest’s earnings from such activities and the income from the sale of residential mortgage loans in the secondary market.

Off-Balance-Sheet Financing

Our financial statements do not reflect various commitments and contingent liabilities that arise in the normal course of business. These off-balance-sheet financial instruments include commitments to extend credit and standby letters of credit. These financial instruments are included in the financial statements when funds are distributed or the instruments become payable. We use the same credit policies in making commitments as we do for on-balance -sheet instruments. Our exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit, standby letters of credit and credit card commitments is represented by the contractual amount of those instruments. At December 31, 2005, we had outstanding commitments to extend credit through open lines of credit of approximately $36.5 million, credit card commitments of $8.3 million, and outstanding standby letters of credit of approximately $272,000.