Form 10KSB, Exhibit 13
period 2005-12-31
SOUTHCREST FINANCIAL GROUP INC
filed 2006-03-31
CIK 1279756

Exhibit 13.2

SOUTHCREST FINANCIAL
GROUP, INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL REPORT

DECEMBER 31, 2005

SouthCrest Financial Group, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2005 and 2004
(In thousands, except share and per share data)

Assets	2005	2004
Cash and due from banks	$15,930	$9,814
Interest-bearing deposits at other financial institutions	4,039	5,246
Federal funds sold	4,297	9,930
Securities available for sale	45,190	41,060
Securities held to maturity (fair value $76,894 and $88,239)	78,321	87,921
Restricted equity securities, at cost	2,270	620
Loans held for sale	305	675
Loans, net of unearned income	276,475	229,232
Less allowance for loan losses	3,477	3,161
Loans, net	272,998	226,071
Premises and equipment, net	11,255	8,886
Goodwill	2,665	2,665
Core deposit intangibles, net	4,248	5,211
Other assets	9,330	9,413
Total assets	$450,848	$407,512

Liabilities, Redeemable Common Stock, and Stockholders' Equity
Liabilities:
Deposits:
Noninterest-bearing	$60,157	$56,477
Interest-bearing	317,743	295,775
Total deposits	377,900	352,252
Other borrowings	15,275	385
Other liabilities	3,233	3,685
Total liabilities	396,408	356,322

Commitments and contingencies

Redeemable common stock held by ESOP	984	450

Stockholders' equity
Common stock, par value $1; 10,000,000 shares authorized, 3,581,193 and 3,578,724 issued	3,581	3,579
Additional paid in capital	40,846	40,715
Retained earnings	9,528	6,931
Accumulated other comprehensive loss	(499)	(410)
	53,456	50,815
Less cost of shares of treasury stock	0	(75)
Total stockholders' equity	53,456	50,740
Total liabilities, redeemable common stock, and stockholders' equity	$450,848	$407,512

See Notes to Consolidated Financial Statements.

SouthCrest Financial Group, Inc. and Subsidiaries
Consolidated Statements of Income
December 31, 2005 and 2004
(In thousands, except share and per share data)
	2005	2004
Interest income:
Loans	$17,943	$10,550
Securities - taxable	5,041	4,043
Securities - nontaxable	557	445
Federal funds sold	195	87
Interest-bearing deposits at other banks	157	120
Total interest income	23,893	15,245

Interest expense:
Deposits	6,209	3,756
Other borrowings	215	29
Total interest expense	6,424	3,785

Net interest income	17,469	11,460
Provision for loan losses	751	375
Net interest income after provision for loan losses	16,718	11,085

Other income:
Service charges on deposit accounts	3,447	2,289
Other service charges and fees	746	495
Net gain on sale of securities available for sale	320	-
Impairment charge on investments	(600)	-
Loss on disposal of assets	(184)
Net gain on sale of loans	148	215
Other operating income	534	358
Total other income	4,411	3,357

Other expenses:
Salaries and employee benefits	7,297	4,537
Equipment and occupancy expenses	1,559	879
Amortization of intangibles	963	758
Other operating expenses	4,310	2,751
Total other expenses	14,129	8,925

Income before income taxes	7,000	5,517
Income tax expense	2,156	1,660
Net income	$4,844	$3,857

Basic and diluted earnings per share	$1.36	$1.52

See Notes to Consolidated Financial Statements.

SouthCrest Financial Group, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2005 and 2004
(In thousands)
	2005	2004

Net income	$4,844	$3,857

Other comprehensive income (loss):
Unrealized holding (loss) on securities available for sale arising during period, net of taxes of $179 and $99	(263)	(185)
Reclassification adjustment for gains included in net income, net of tax of $146 and $-0-	174	-

Comprehensive income	$4,755	$3,672

See Notes to Consolidated Financial Statements.

SouthCrest Financial Group, Inc. and Subsidiaries
Consolidated Statements of Stockholders’ Equity
Years Ended December 31, 2005 and 2004
(In thousands, except share and per share data)

					Accumulated
	Common Stock				Other			Total
		Par		Retained	Comprehensive	Treasury Stock		Stockholders'
	Shares	Value	Surplus	Earnings	Loss	Shares	Amount	Equity

Balance, December 31, 2003	2,187,753	$2,188	$19,167	$4,990	$(225)	7,168	$(75)	$26,045
Net income	-	-	-	3,857	-	-	-	3,857
Cash dividends declared,
$.46 per share	-	-	-	(1,166)	-	-	-	(1,166)
Shares issued in business combination	1,484,029	1,484	22,260	-	-	-	-	23,744
Shares redeemed	(93,058)	(93)	(1,396)	-	-	-	-	(1,489)
Transfer to surplus	-	-	684	(684)	-	-	-	-
Adjustment for shares								-
owned by ESOP	-	-	-	(66)	-	-	-	(66)
Unrealized loss on securities available
for sale securities	-	-	-	-	(185)	-	-	(185)
Balance, December 31, 2004	3,578,724	3,579	40,715	6,931	(410)	7,168	(75)	50,740
Net income	-	-		4,844				4,844
Cash dividends declared,
$.48 per share	-	-	-	(1,713)	-	-	-	(1,713)
Purchase of treasury stock	-	-	-	-	-	8,141	(192)	(192)
Sale of treasury stock	-	-	77	-	-	(15,309)	267	344
Shares issued	2,469	2	54	-	-	-	-	56
Adjustment for shares								-
owned by ESOP	-	-	-	(534)	-	-	-	(534)
Unrealized loss on available								-
for sale securities	-	-	-	-	(89)	-	-	(89)
Balance, December 31, 2005	3,581,193	$3,581	$40,846	$9,528	$(499)	-	$-	$53,456

See Notes to Consolidated Financial Statements.

SouthCrest Financial Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2005 and 2004
(In Thousands)

	2005	2004
OPERATING ACTIVITIES
Net income	$4,844	$3,857
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	772	486
Amortization of intangibles	963	758
Other amortization	355	337
Provision for loan losses	751	375
Impairment loss on investment securities	600	-
Gain on sale of securities available for sale	(320)	-
Deferred income taxes	(582)	(269)
Income on bank-owned life insurance	(146)	(126)
Increase in interest receivable	(454)	(20)
Increase (decrease) in income taxes payable	385	(198)
Increase (decrease) in interest payable	369	(141)
Net gain on sale of loans	(148)	(215)
Originations of mortgage loans held for sale	(13,092)	(16,166)
Proceeds from sales of mortgage loans held for sale	13,610	16,184
Loss on disposal of equipment	184	-
Net other operating activities	(939)	(350)
Net cash provided by operating activities	7,152	4,512

INVESTING ACTIVITIES
Purchases of securities held to maturity	(8,667)	(13,054)
Proceeds from maturities of securities held to maturity	18,061	22,556
Purchases of securities available for sale	(14,007)	(4,367)
Proceeds from maturities of securities available for sale	7,530	3,051
Proceeds from sales of securities available for sale	1,794	-
Purchases of restricted equity securities	(1,650)	302
Net (increase) decrease in interest-bearing deposits in banks	1,207	(384)
Net decrease in federal funds sold	5,633	136
Net increase in loans	(47,045)	(7,003)
Purchase of premises and equipment	(3,325)	(907)
Proceeds from sale of other real estate owned	400	215
Net cash acquired in business combination	-	3,899
Net cash provided by (used in) investing activities	(40,069)	4,444

FINANCING ACTIVITIES
Net increase (decrease) in deposits	25,648	(3,639)
Principal repayments on Federal Home Loan Bank advances	(110)	(110)
Increases in Federal Home Loan Bank advances	15,000	-
Proceeds from other borrowings	1,500	-
Principal repayments on other borrowings	(1,500)	-
Purchase of treasury stock	(192)	(1,489)
Proceeds from sale of stock	400	-
Dividends paid	(1,713)	(1,166)
Net cash provided by (used in) financing activities	39,033	(6,404)
Net increase in cash and due from banks	6,116	2,552
Cash and due from banks at beginning of year	9,814	7,262
Cash and due from banks at end of period	$15,930	$9,814

See Notes to Consolidated Financial Statements.

SouthCrest Financial Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2005 and 2004
(In thousands)

	2005	2004

SUPPLEMENTAL DISCLOSURES
Cash paid for:
Interest	$6,055	$3,926
Income taxes	2,576	1,812

NONCASH TRANSACTIONS
Principal balances of loans transferred to other real estate owned	$533	$323
Increase in redeemable common stock held by ESOP	534	66
Unrealized (loss) on securities available for sale, net	(122)	(284)

BUSINESS COMBINATION
Cash and due from banks, net of cash paid	$-	$3,899
Federal funds sold	-	2,166
Securities available for sale	-	37,861
Restricted equity securities	-	32
Loans, net	-	98,016
Premises and equipment	-	3,980
Goodwill	-	2,665
Core deposit intangible	-	2,396
Other assets	-	3,484
Deposits	-	(128,422)
Other liabilities	-	(2,333)
Net assets acquired	$-	$23,744

See Notes to Consolidated Financial Statements.

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

SouthCrest Financial Group, Inc. (the “Company”) is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary banks (the “Banks”), Bank of Upson (“Upson”) and First National Bank of Polk County (“FNB Polk”). Upson is a commercial bank located in Thomaston, Upson County, Georgia with six branches located in Thomaston, Manchester, Warm Springs, Luthersville, and Fayetteville, Georgia. Upson provides a full range of banking services in its primary market area of Upson, Meriwether, Fayette and the surrounding counties. FNB Polk is a commercial bank located in Cedartown, Polk County, Georgia with two branches in Cedartown and one in Rockmart, Georgia. FNB Polk provides a full range of banking services in its primary market area of Polk and the surrounding counties.

Basis of Presentation and Accounting Estimates

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany transactions and balances have been eliminated in consolidation.

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

The Company’s subsidiaries are required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits. The total of those reserve balances was approximately $4,191,000 and $4,375,000 at December 31, 2005 and 2004.

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

Loans

Loans are reported at their outstanding principal balances less unearned income, net deferred fees, and the allowance for loan losses. Interest income is accrued on the outstanding principal balance. Loan fees collected and certain costs incurred related to loan originations are deferred and amortized as an adjustment to interest income over the life of the related loans using a method that approximates a constant yield. Deferred fees and costs are recorded as an adjustment to loans outstanding.

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

A loan is considered impaired when it is probable, based on current information and events, that the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status.

Upson services mortgage loans that it originates and sells to the Federal Home Loan Mortgage Corporation (“Freddie Mac”). Upson’s servicing obligations include receiving payments, maintaining escrow accounts and paying hazard insurance, mortgage insurance, and taxes from such accounts, collecting past due fees, resolving payment problems and disputes, generating coupon payment books, and reporting loan balances to the Freddie Mac each month. Upson normally receives servicing fees of one quarter of one percent (.0025) of the outstanding loan balance of the loan servicing portfolio from the Freddie Mac. Upson accounts for loan servicing revenues by booking such revenues as they are received. Upson does not capitalize loan servicing rights at the time of the sale of these loans as such amounts are deemed immaterial.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectibility of existing loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, concentrations and current economic conditions that may affect the borrower’s ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

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

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives is as follows:

Building and improvements	20-40 Years
Leasehold improvements	5 Years
Furniture and equipment	5-10 Years
Computer and software	3-5 Years

Other Real Estate Owned

Other real estate owned represents properties acquired through or in lieu of loan foreclosure and is initially recorded at the lower of cost or fair value less estimated costs to sell. Any write-down to fair value at the time of transfer to other real estate owned is charged to the allowance for loan losses. Costs of improvements are capitalized, whereas costs relating to holding other real estate owned and subsequent adjustments to the value are expensed. The carrying amount of other real estate owned at December 31, 2005 and 2004 was $330,000 and $186,000.

Intangible Assets

Intangible assets consist of goodwill and core deposit premiums acquired in connection with business combinations. The core deposit premium is initially recognized based on a valuation performed as of the consummation date. The core deposit premium is amortized over the average remaining life of the acquired customer deposits, normally 8 to 12 years, using an accelerated or straight-line method, depending on the results of the initial valuation of the specific intangibles. Intangible assets are tested annually for potential impairment. No impairment loss was required in 2005 and 2004.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. A valuation allowance may be recorded to reduce net deferred tax assets if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Such valuation allowances were not required as of December 31, 2005 or 2004.

Stock-Based Compensation

At the Company’s annual shareholders’ meeting held May 12, 2005, shareholders approved the adoption of the SouthCrest Financial Group, Inc. 2005 Stock Incentive Plan (the “Plan”), which provides for up to 549,000 shares of the Company’s stock to be awarded in the form of stock options. The Company has elected to follow APB Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its employee stock options. Accordingly, no compensation expense is recognized in the Company’s financial statements because the exercise price of the Company’s employee stock options equals the market price of the Company’s common stock on the date of grant.

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

If under FASB 123, Accounting for Stock-Based Compensation, the Company determined compensation costs based on the fair value at the grant date for its stock options, net income and earnings per share would have been reduced to the following pro forma amounts:

	2005	2004
	(Dollars In Thousands Except
	Per Share Amounts)
Net income as reported	$4,844	$3,857
Additional expense had the Company adopted SFAS 123	(622)	-
Related tax benefit	235	-
Proforma net income	$4,457	$3,857

Basic and diluted earnings per share
- As reported	$1.36	$1.51
- Pro Forma	1.21	1.51

Responsive to its plan of implementation of SFAS No. 123(R) and consistent with the Company's long-term compensation strategies, the Board of Directors of the Company approved the granting of  183,500 stock options in the  fourth quarter of 2005,  of which 104,000 were vested in 2005.  The decision to vest these options in 2005 was partially made to reduce non-cash compensation expenses that would have been otherwise recorded in future periods following the application of SFAS No. 123(R).  Such non-cash compensation expense would have aggregated approximately $ 622,000 over a period of future years.  The vesting of such options is reflected in the 2005 pro forma net income disclosure and related pro forma earnings per share data.  Based on its expected accounting for stock options in 2006 under SFAS No. 123(R), the Company anticipates that compensation expense in 2006 relating to stock options granted but not vested at December 31, 2005 will approximate $ 95,000 or $ 0.03 per share.  Because all of the Company's unvested stock options at December 31, 2005 are tax qualifying, it is not expected that recognized compensation expense relating to these stock options will result in future tax benefits. In the table above, a tax benefit is assumed because the stock options vesting in 2005 are not tax qualifying.

Profit-Sharing Plan

Profit-sharing plan costs are based on a percentage of individual employee’s salary, not to exceed the amount that can be deducted for Federal income tax purposes.

Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted-average number of shares of common stock outstanding. Diluted earnings per share would be computed by dividing net income by the sum of the weighted-average number of shares of common stock outstanding and dilutive potential common shares, such as outstanding stock options. Dilutive potential common share are calculated in accordance with the treasury stock method, which assumes that proceeds from the exercise of all warrants and options are used to repurchase common stock at market value. The amount of shares remaining after the proceeds are exhausted represents the potentially dilutive effect of the securities. If the price at which the option may be exercised is greater than the average market price of the stock, then the option is assumed to be nondilutive and therefore is not included in the computation of diluted earnings per share. In 2005, the Company issued 183,500 options under the SouthCrest Financial Group, Inc. 2005 Stock Incentive Plan (the “Stock Incentive Plan”). Because the options’ exercise price of $23.45 was greater than the average market price of $23.00 after the awards were granted, these options were nondilutive. The Stock Incentive Plan is explained more fully in Note 10. There were no potential common shares outstanding at December 31, 2004. The weighted average number of shares outstanding for the years ended December 31, 2005 and 2004 was 3,572,904 and 2,545,724.

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

In March 2005, the SEC released Staff Accounting Bulletin (SAB) No. 107, Share- Based Payment, SAB No. 107 expresses views of the SEC staff regarding the application of SFAS No. 123(R). Among other things, SAB No. 107 provides interpretive guidance related to the interaction between SFAS No. 123(R) and certain SEC rules and regulations, as well as provides the staff’s view regarding the valuation of share-based payment arrangements for public companies. The Company will adopt SAB No. 107 in the quarter ended March 31, 2006. Based on unvested options outstanding at December 31, 2005, it is expected that the impact of adopting SAB No. 107 and SFAS 123(R) will be to reduce future earnings by $95,000 per year. Further grants of options will increase the expenses to be recognized.

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

Reclassification of Certain Items

Certain reclassifications to prior year balance sheet and income statement have been made to conform to current classification. These reclassifications have no impact on net income, stockholders’ equity, or cash flows from operations, investment securities, or financing activities as previously reported.

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The merger was accounted for using the purchase method of accounting. Accordingly, results of operations for The First National Bank of Polk County are included in the results of operations of SouthCrest prospectively from the date of merger, and the purchase price of $23.7 million was allocated to the fair values of First Polk’s assets and liabilities. During the quarter ended June 30, 2005 the Company completed its valuation study of the core deposit intangible asset acquired in connection with the merger. In accordance with accounting requirements, the purchase accounting allocation for this transaction was adjusted to reflect the fair values from this valuation study. As a result, the core deposit intangible asset was adjusted from $6 million to $2.4 million with the remainder being reallocated to goodwill of $2.7 million and deferred income taxes of $0.9 million. Such account reclassifications are reflected as of December 31, 2004 and have no effect on stockholders’ equity as previously reported. The core deposit intangible is being amortized on an accelerated basis with $551,000 expensed in the first year following consummation of the purchase declining to $252,000 in the second year and $199,000 in future years.

The following schedule presents pro forma information for revenues and net income as if the combination had occurred January 1, 2004. Revenues include net interest income plus other income less proforma merger adjustments affecting revenues. Net income includes the net income of the two entities less the proforma affect of merger adjustments, including the amortization of intangibles:
(dollars in thousands except per share amounts)	2004

Revenues	$21,932
Net Income	$5,331
Earnings per share	$1.45

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

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. BUSINESS COMBINATION AND NAME CHANGE (Continued)

The intangible assets acquired are core deposit intangibles and are being amortized over the estimated useful life of the deposit accounts with amortization expense being included in noninterest expense in the statement of income.

NOTE 3. SECURITIES

The amortized cost and fair value of securities are summarized as follows:

(Dollars In Thousands)		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Securities Available for Sale
December 31, 2005
U.S. Government and agency
securities	$26,017	$-	$(436)	$25,581
State and municipal securities	4,024	-	(81)	3,943
Mortgage-backed securities	15,026	3	(434)	14,595
Equity securities	869	202	-	1,071
	$45,936	$205	$(951)	$45,190

December 31, 2004
U.S. Government and agency
securities	$15,511	$-	$(103)	$15,408
State and municipal securities	4,867	2	(21)	4,848
Mortgage-backed securities	18,369	20	(29)	18,360
Equity securities	2,937	4	(497)	2,444
	$41,684	$26	$(650)	$41,060

Securities Held to Maturity
December 31, 2005:
U.S. Government and agency
securities	$25,185	$31	$(579)	$24,637
State and municipal securities	7,814	223	(19)	8,018
Mortgage-backed securities	44,322	41	(1,124)	43,239
Corporate bonds	1,000	-	-	1,000
	$78,321	$295	$(1,722)	$76,894

December 31, 2004:
U.S. Government and agency
securities	$29,148	$154	$(268)	$29,034
State and municipal securities	8,511	373	(7)	8,877
Mortgage-backed securities	49,262	348	(287)	49,323
Corporate bonds	1,000	5	-	1,005
	$87,921	$880	$(562)	$88,239

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. SECURITIES (Continued)

The amortized cost and fair value of securities held to maturity and securities available for sale as of December 31, 2005 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.
(Dollars In Thousands)	Securities Available For Sale		Securities Held To Maturity
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

Due within one year	$4,338	$4,268	$2,058	$2,052
Due from one to five years	24,741	24,305	1,389	1,424
Due from five to ten years	962	952	12,864	12,789
Due after ten years	869	1,070	17,688	17,390
Mortgage-backed securities	15,026	14,595	44,322	43,239
	$45,936	$45,190	$78,321	$76,894

Securities with a carrying value of $45,247,000 and $44,790,000 at December 31, 2005 and 2004, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

The following table shows the gross unrealized losses and fair value of securities, aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2005.

(Dollars In Thousands)	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description of securities	Value	Losses	Value	Losses	Value	Losses
U.S. Government and
agency securities	$23,595	$(287)	$25,632	$(728)	$49,227	$(1,015)
State and municipal securities	1,206	(41)	3,323	(59)	4,529	(100)
Mortgage-backed securities	30,857	(763)	23,326	(795)	54,183	(1,558)
Total	$55,658	$(1,091)	$52,281	$(1,582)	$107,939	$(2,673)

The following table shows the gross unrealized losses and fair value of securities, aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2004.

(Dollars In Thousands)	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description of securities	Value	Losses	Value	Losses	Value	Losses
U.S. Government and
agency securities	$20,465	$(138)	$7,726	$(233)	$28,191	$(371)
State and municipal securities	4,208	(28)	-	-	4,208	(28)
Mortgage-backed securities	19,823	(85)	10,971	(231)	30,794	(316)
Equity securities	510	(5)	1,507	(492)	2,017	(497)
Total	$45,006	$(256)	$20,204	$(956)	$65,210	$(1,212)

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. SECURITIES (Continued)

These unrealized losses are considered temporary because of acceptable investment grades on each security, the likelihood of the market value increasing to the initial cost basis of the security, and the intent and ability of the Company to hold these securities until recovery of the market values. During the first quarter of 2005, the Company recorded an impairment charge of $600,000 on $2.5 million of Federal Home Loan Mortgage Corporation (“Freddie Mac”) and Federal National Mortgage Association (“Fannie Mae”) perpetual preferred stock. The reclassification of an unrealized mark-to-market loss on these securities to an other-than-temporary charge was based upon a detailed impairment analysis of these securities. Previous losses on the securities were recognized in the equity section of the balance sheet. The Company’s conclusion considered the duration and severity of the unrealized loss, the financial condition and near-term prospects of the issuers, and the likelihood of the market value of these instruments increasing to our initial cost basis within a reasonable period of time. During the third quarter of 2005, the Company initiated a plan to sell a portion of these securities in which the securities would be sold slowly in small blocks. This plan was completed during the quarter, resulting in gains of $71,000 which is included in net gains on sale of securities available for sale.

In addition to the gain mentioned above, gain on sale of securities available for sale during 2005 also included a $249,000 gain realized on the sale of a common stock investment. The Company’s cost basis in that investment was $200,000.

NOTE 4. LOANS

The composition of loan is summarized as follows:

	December 31,
(Dollars In Thousands)	2005	2004

Commercial, financial, and agricultural	$19,841	$18,560
Real estate – construction	52,122	25,265
Real estate – mortgage	169,555	145,413
Consumer	31,567	35,680
Other	3,554	4,415
	276,639	229,333
Unearned income	(164)	(101)
Allowance for loan losses	(3,477)	(3,161)
Loans, net	$272,998	$226,071

 Changes in the allowance for loan losses are as follows:

	Years Ended December 31,
(Dollars In Thousands)	2005	2004

Balance, beginning of year	$3,161	$1,825
Provision for loan losses	751	375
Loans charged off	(893)	(605)
Recoveries of loans previously charged off	458	305
Balance acquired in business combination	-	1,261
Balance, end of year	$3,477	$3,161

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. LOANS (Continued)

The following is a summary of information pertaining to impaired loans:

	As of and for the Years Ended December 31,
(Dollars In Thousands)	2005	2004

Impaired loans without a valuation allowance	$-	$-
Impaired loans with a valuation allowance	232	190
Total impaired loans	$232	$190
Valuation allowance related to impaired loans	$35	$29
Average investment in impaired loans	$323	$47

Interest income recognized on impaired loans for the years ended December 31, 2005 and 2004 was immaterial.

There were $232,000 and $190,000 loans on nonaccrual status at December 31, 2005 and 2004. Loans of $549,000 and $186,000 were past due ninety days or more and still accruing interest at December 31, 2005 and 2004, respectively.

In the ordinary course of business, the Company has granted loans to certain related parties, including executive officers, directors and their affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. Changes in related party loans for the year ended December 31, 2005 are as follows:
(Dollars In Thousands)

Balance, beginning of year	$2,838
Advances	1,198
Repayments	(1,187)
Balance, end of year	$2,849

NOTE 5. PREMISES AND EQUIPMENT

Premises and equipment re summarized as follows:
	December 31,
(Dollars In Thousands)	2005	2004

Land	$1,912	$1,912
Buildings	6,353	5,458
Construction in progress	1,991	415
Equipment	4,138	3,498
	14,394	11,283
Accumulated Depreciation	(3,139)	(2,397)
	$11,255	$8,886

Construction in progress amounts relate to additions and renovations to Upson’s main office in Thomaston. The project is estimated to be completed in two phases, with the first phase to be completed in the second quarter of 2006 and the second phase in the fourth quarter of 2006. The total cost of the project is expected to be between $5,250,000 and $5,750,000.

Leases:
In 2004 the Company leased a branch office location in Fayetteville, Georgia. The lease is for a term of five years.

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5. PREMISES AND EQUIPMENT (Continued)

Rental expense under all operating leases amounted to $66,000 and $38,000 for the years ended December 31, 2005 and 2004, respectively. Commitments for lease obligations are as follows:
(Dollars In Thousands)

2006	$62
2007	54
2008	54
2009	36
2010	-
Thereafter	-
$206

NOTE 6. INTANGIBLE ASSETS

Following is a summary of information related to intangible assets:
	As of December 31, 2005		As of December 31, 2004
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
(Dollars In Thousands)	Amount	Amortization	Amount	Amortization

Goodwill	$2,665	-	$2,665	$-
Core deposit intangible	$7,674	$(3,426)	$7,674	$(2,463)

Amortization expense was $963,000 and $758,000 for the years ended December 31, 2005 and 2004, respectively.

The estimated amortization expense in future years is as follows:

(Dollars In Thousands)
2005	$785
2006	750
2007	750
2008	725
2009	491
Thereafter	747
$4,248

NOTE 7. DEPOSITS

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2005 and 2004 was $41,599,000 and $27,926,000, respectively. The scheduled maturities of time deposits at December 31, 2005 are as follows:
(Dollars In Thousands)

2005	$110,944
2006	26,767
2007	10,936
2008	7,450
2009	9,255
Thereafter	921
$166,273

Overdraft demand deposits reclassified to loans totaled $228,000 and $240,000 at December 31, 2005 and 2004, respectively.

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. OTHER BORROWINGS

Other borrowings consist of the following:
	December 31,
(Dollars In Thousands)	2005	2004

Short-term borrowings
Federal Home Loan Bank advances in varying maturities from January 2006 to December 2006. Interest is payable monthly at rates ranging from 4.23% to 4.95%.	$15,000	$-

Line of credit maturing June 30, 2006 secured by common stock of subsidiary banks. Interest is payable quarterly at Prime minus 0.50%.	-	-

Total short-term borrowings	$15,000	$-

Long-term borrowings
Federal Home Loan Bank advance with a maturity of March 5, 2008. Interest is payable monthly at a rate of 6.25%. Principal is due in semi-annual installments of $55,000.	275	385
	$15,275	$385

Contractual maturities of other borrowings as of December 31, 2005 are as follows:
(Dollars In Thousands)
2005	$15,110
2006	110
2007	55
2008	-
2009	-
Thereafter	-
$15,275

Advances are collateralized by a blanket floating lien on qualifying first mortgages, pledges of certain securities and the Company’s Federal Home Loan Bank stock.

The terms of the line of credit require the maintenance of certain minimum capital levels and regulatory capital ratios, allowance for loan losses, and profitability ratios. The Company believes it is in compliance with such terms at December 31, 2005.

NOTE 9. EMPLOYEE BENEFIT PLANS

Profit Sharing Plan

The Company has a 401(k) Profit-Sharing Plan available to all eligible employees, subject to certain minimum age and service requirements. The contributions expensed were $257,000 and $133,000 for the years ended December 31, 2005 and 2004, respectively.

Deferred Compensation Plan

The Company has a deferred compensation plan for death and retirement benefits for certain key officers. The estimated amounts to be paid under the compensation plan have been funded through the purchase of life insurance policies on the officers. The balance of the policy cash surrender values included in other assets at December 31, 2005 and 2004 is $4,569,000 and $4,423,000, respectively. Income recognized on the policies amounted to $146,000 and $126,000 for the years ended December 31, 2005 and 2004, respectively. The balance of deferred compensation included in other liabilities at December 31, 2005 and 2004 is $1,031,000 and $706,000, respectively. Expense recognized for deferred compensation amounted to $325,000 and $112,000 for the years ended December 31, 2005 and 2004, respectively.

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9. EMPLOYEE BENEFIT PLANS (Continued)

Employee Stock Ownership Plan

The Company has an Employee Stock Ownership Plan (“ESOP”) for which, generally, employees are eligible to participate after six months of their employment commencement date. Each participant must be 20 ½ years of age.

The Company intends to make contributions to the plan each year. For the years ended December 31, 2005 and 2004, the Company contributed $220,000 and $135,000, respectively, to the ESOP plan. These expenses are included in salaries and benefits expense in the accompanying statements of income.

In accordance with the ESOP, the Company is expected to honor the rights of certain participants to diversify their account balances or to liquidate their ownership of the common stock in the event of termination. The purchase price of the common stock would be based on the fair market value of the Company’s common stock as of the annual valuation date, which precedes the date the put option is exercised. No participant has exercised their right to diversify their account balances since the inception of the ESOP, and no significant cash outlay is expected during 2006. However, since the redemption of common stock is outside the control of the Company, the Company’s maximum cash obligation based on the approximate market prices of common stock as of the reporting date has been presented outside stockholders’ equity. The amount presented as redeemable common stock held by the ESOP in the consolidated balance sheet represents the Company’s maximum cash obligation and has been reflected as a reduction of retained earnings.

At December 31, 2005 and 2004, the ESOP held 42,773 and 24,995 shares of the Company stock. Shares held by the ESOP are considered outstanding for purposes of calculating the Company’s earnings per share.

NOTE 10. STOCK COMPENSATION PLAN

At the Company’s annual shareholders’ meeting held May 12, 2005, shareholders approved the adoption of the SouthCrest Financial Group, Inc. 2005 Stock Incentive Plan (the “Plan”), which provides for up to 549,000 shares of the Company’s stock to be awarded in the form of stock options. Both incentive stock options and non-qualified options may be granted under the Plan. The exercise price of each option equals the market price of the Corporation’s stock on the date of grant. The options vest at the rate of 20% per year over five years, and expire after ten years from the date of grant.

A summary of activity in the Plan is presented below:
		Exercise
	Shares	Price
Outstanding, beginning of year	-	$-
Granted	183,500	23.45
Exercised	-	-
Forfeited	-	-
Outstanding, end of year	183,500	$23.45

A summary of options outstanding as of December 31, 2005 is presented below:

	Options Outstanding		Options Exercisable
Weighted
Average
Exercise	Number	Remaining	Number	Exercise
Price	Outstanding	Life	Exercisable	Price

$ 23.45	183,500	10 years	104,000	$ 23.45

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield of 2.13%, risk free interest rate of 4.40% and an expected life of 6.5 years. Expected volatility is 23.31%. The grant date fair value of options granted in 2005 was $5.98 per share.

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11. INCOME TAXES

The components of income tax expense are as follows:
	Years Ended December 31,
(Dollars In Thousands)	2005	2004

Current
Federal	$2,485	$1,832
State	253	97
Total current	2,738	1,929

Deferred
Federal	(491)	(249)
State	(91)	(20)
Total deferred	(582)	(269)
	$2,156	$1,660

The Company’s income tax expense differs from the amounts computed by applying the Federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:
	Years Ended December 31,
(Dollars In Thousands)	2005	2004

Tax provision at statutory rate	$2,380	$1,876
Tax-exempt income	(271)	(295)
Disallowed interest	17	14
Other	30	65
Income tax expense	$2,156	$1,660

The components of deferred income taxes are as follows:
	December 31,
(Dollars In Thousands)	2005	2004
Deferred tax assets:
Loan loss reserves	$1,138	$1,019
Deferred compensation	389	264
Securities available for sale	246	215
Security impairment	136	-
Intangibles	623	-
Depreciation and amortization	-	30
	2,532	1,528

Deferred tax liabilities
Intangibles	671	712
Depreciation	432	-
	1,103	712

Net deferred tax assets	$1,429	$816

NOTE 12. COMMITMENTS AND CONTINGENCIES LOAN COMMITMENTS

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

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12. COMMITMENTS AND CONTINGENCIES LOAN COMMITMENTS (Continued)

those instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments. A summary of the Company’s commitments is as follows:
	December 31,
(Dollars In Thousands)	2005	2004
Commitments to extend credit	$36,529	$22,391
Credit card commitments	8,329	7,584
Commercial letters of credit	272	261
	$45,130	$30,236

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

NOTE 13. CONCENTRATIONS OF CREDIT

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

The Company, as a matter of policy, does not extend credit to any single borrower or group of related borrowers in excess of regulatory limits, or approximately $5,773,000 for Upson and $3,298,000 for FNB Polk.

NOTE 14. REGULATORY MATTERS

The Company’s bank subsidiaries are subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2005, approximately $4,257,000 of retained earnings was available for dividend declaration without regulatory approval.

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14. REGULATORY MATTERS (Continued)

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Banks to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets, as defined, and of Tier I capital to average assets, as defined. Management believes, as of December 31, 2005 and 2004, the Company and the Banks met all capital adequacy requirements to which they are subject.

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

The Company and the Banks’ actual capital amounts and ratios are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
(Dollars In Thousands)	Amount	Ratio	Amount	Ratio	Amount		Ratio

As of December 31, 2005
Total Capital to Risk Weighted Assets
Consolidated	$51,408	17.57%	$23,410	8.00%	$	N/A	N/A
Bank of Upson	29,234	15.06%	15,532	8.00%		19,415	10.00%
FNB Polk County	21,306	21.74%	7,841	8.00%		9,801	10.00%
Tier 1 Capital to Risk Weighted Assets
Consolidated	$48,025	16.41%	$11,705	4.00%	$	N/A	N/A
Bank of Upson	27,077	13.95%	7,766	4.00%		11,649	6.00%
FNB Polk County	20,080	20.49%	3,920	4.00%		5,880	6.00%
Tier 1 Capital to Average Assets
Consolidated	$48,025	10.94%	$17,559	4.00%	$	N/A	N/A
Bank of Upson	27,077	9.81%	11,036	4.00%		13,796	5.00%
FNB Polk County	20,080	12.29%	6,534	4.00%		8,167	5.00%

As of December 31, 2004
Total Capital to Risk Weighted Assets
Consolidated	$45,186	17.98%	$20,106	8.00%	$	N/A	N/A
Bank of Upson	25,978	15.90%	13,074	8.00%		16,342	10.00%
FNB Polk County	18,629	21.32%	6,991	8.00%		8,738	10.00%
Tier 1 Capital to Risk Weighted Assets
Consolidated	$42,254	16.81%	$10,053	4.00%	$	N/A	N/A
Bank of Upson	24,140	14.77%	6,537	4.00%		9,805	6.00%
FNB Polk County	17,535	20.07%	3,495	4.00%		5,243	6.00%
Tier 1 Capital to Average Assets
Consolidated	$42,254	10.48%	$16,120	4.00%	$	N/A	N/A
Bank of Upson	24,140	9.61%	10,053	4.00%		12,566	5.00%
FNB Polk County	17,535	11.57%	6,062	4.00%		7,577	5.00%

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14. REGULATORY MATTERS (Continued)

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

NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair value is based on discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107, Disclosure about Fair Values of Financial Instruments, excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

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

Federal Home Loan Bank Advances: The carrying amount of variable-rate and short-term advances approximates fair value. The fair value of fixed rate advances are estimated based on discounted contractual cash flows using the current incremental borrowing rates for similar type borrowing arrangements.

Accrued Interest: The carrying amount of accrued interest approximates their fair value.

Bank-Owned Life Insurance: The cash surrender value of bank-owned life insurance approximates its fair value.

Off-Balance Sheet Instruments: The carrying amount of commitments to extend credit and standby letters of credit approximates fair value. The carrying amount of the off-balance sheet financial instruments is based on fees charged to enter into such agreements.

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The estimated fair values and related carrying amounts of the Company’s financial instruments were as follows:

	December 31, 2005		December 31, 2004
	Carrying	Fair	Carrying	Fair
(Dollars In Thousands)	Amount	Value	Amount	Value

Financial assets
Cash, due from banks, interest bearing deposits
at other financial institutions, and federal funds sold	$24,266	$24,266	$24,990	$24,990
Securities	123,511	122,084	128,981	129,299
Restricted equity securities	2,270	2,270	620	620
Loans and loans held for sale, net	276,780	273,425	229,907	227,387
Reserve for loan losses	(3,477)	(3,477)	(3,161)	(3,161)
Accrued interest receivable	2,588	2,588	2,134	2,134
Bank-owned life insurance	4,569	4,569	4,423	4,423

Financial liabilities
Deposits	377,900	376,635	352,252	352,885
Federal Home Loan Bank advances	15,275	15,281	385	406
Accrued interest payable	1,502	1,502	1,133	1,133

NOTE 16. SUPPLEMENTAL FINANCIAL DATA

Components of other operating expenses in excess of 1% of revenue are as follows:

	Years Ended December 31,
	2005	2004

Data processing fees	$418,000	$336,000
Professional fees	477,000	333,000
Supplies	302,000	258,000
Director fees	343,000	202,000

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17. PARENT COMPANY FINANCIAL INFORMATION

The following information presents the condensed balance sheets of SouthCrest Financial Group, Inc. as of December 31, 2005 and 2004 and the statements of income and cash flows for each of the two years ended December 31, 2005:
CONDENSED BALANCE SHEETS

(Dollars In Thousands)	2005	2004

Assets
Cash	$458	$87
Investment in subsidiaries	53,516	50,612
Securities available for sale	314	427
Other assets	152	97
Total assets	$54,440	$51,223

Liabilities, redeemable common stock and stockholders' equity
Other liabilities	$-	$33

Redeemable common stock and stockholders' equity
Redeemable common stock held by ESOP	984	450
Stockholders' equity	53,456	50,740

Total liabilities, redeemable common stock and stockholders' equity	$54,440	$51,223

CONDENSED STATEMENTS OF INCOME
(Dollars In Thousands)	2005	2004

Dividend income from subsidiaries	$1,950	$2,452
Gain on securities available for sale	249	-
Total income	2,199	2,452
Other expense	484	95
Total expenses	484	95
Income before income taxes and equity in
undistributed income of subsidiaries	1,715	2,357
Income tax benefits	(83)	(36)

Income before equity in undistributed income of subsidiaries	1,798	2,393
Equity in undistributed income of subsidiaries	3,046	1,464

Net income	$4,844	$3,857

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17. PARENT COMPANY FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
(Dollars In Thousands)	2005	2004

OPERATING ACTIVITIES
Net income	$4,844	$3,857
Adjustments to reconcile net income to net cash
provided by operating activities
Undistributed income of subsidiaries	(3,046)	(1,464)
Gain on sale of securities available for sale	(249)	-
Change in other assets	(89)
Change in other liabilities	(33)
Other operating activities	-	29
Net cash provided by operating activities	1,427	2,422

INVESTING ACTIVITIES
Proceeds from sale of securities available for sale	449	-
Investment in subsidiaries	-	(305)
Net cash provided (used) by investing activities	449	(305)

FINANCING ACTIVITIES
Proceeds from other borrowings	1,500	-
Repayment of other borrowings	(1,500)	-
Common stock issued to ESOP	400	-
Common stock redeemed in business combination	-	(1,489)
Purchase of treasury stock	(192)	-
Proceeds from sale of treasury stock	-	-
Dividends paid	(1,713)	(1,166)
Net cash used in financing activities	(1,505)	(2,655)

Net increase (decrease) in cash	371	(538)

Cash at beginning of year	87	625

Cash at end of year	$458	$87

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND STOCKHOLDERS
SOUTHCREST FINANCIAL GROUP, INC.

We have audited the accompanying consolidated balance sheet of SouthCrest Financial Group, Inc. and subsidiaries as of December 31, 2005, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of SouthCrest Financial Group, Inc. and subsidiaries as of December 31, 2004 and for each of the years in the two-year period then ended were audited by other auditors whose report dated February 18, 2005 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 consolidated financial statements referred to above present fairly, in all material respects, the financial position of SouthCrest Financial Group, Inc. and subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Dixon Hughes PLLC

Atlanta, Georgia
March 31, 2006