Form 10-K, Exhibit 13
period 2006-12-31
SOUTHCREST FINANCIAL GROUP INC
filed 2007-04-02
CIK 1279756

Exhibit 13.1
Selected Financial Data

The following tables present certain selected historical financial information for SouthCrest Financial Group, Inc. and subsidiaries. The data should be read in conjunction with the historical financial statements, including the notes thereto, and other financial information concerning the Company.

SouthCrest Financial Group, Inc. and Subsidiaries
Summary Financial Data
For the Periods Ended December 31,
(all dollars in thousands except per share amounts)

	2006	2005	2004	2003	2002
Income Statement
Net interest income	$19,191	$17,469	$11,460	$9,130	$9,103
Provision for loan losses	839	751	375	324	519
Net interest income after
provision for loan losses	18,352	16,718	11,085	8,806	8,584
Other income	5,364	4,478	3,357	3,511	2,903
Other expense	15,167	14,196	8,925	7,592	7,123
Income taxes	2,775	2,156	1,660	1,390	1,249
Net income	5,774	4,844	3,857	3,335	3,115

Per Common Share
Basic and diluted earnings per share	$1.58	$1.36	$1.52	$1.53	$1.43
Cash dividends declared	$0.50	$0.48	$0.46	$0.46	$0.45
Dividend payout ratio	31.4%	35.3%	30.3%	30.1%	31.5%
Book value	$17.09	$14.93	$14.21	$11.94	$11.44
Average shares outstanding	3,643,218	3,572,904	2,545,724	2,182,421	2,178,685
Period End
Total loans	$335,452	$276,475	$229,232	$123,187	$118,232
Net loans	330,972	272,998	226,071	121,362	116,289
Earning assets (1)	483,652	410,897	374,684	237,239	219,896
Assets	544,017	450,848	407,512	256,205	243,653
Deposits	462,622	377,900	352,252	227,469	215,556
Stockholders' equity	67,555	53,456	50,740	26,045	23,984
Common shares outstanding	3,952,328	3,581,193	3,571,556	2,180,585	2,097,014

Average Balances
Loans	$293,489	$249,394	$156,003	$119,676	$113,049
Earning assets (1)	430,130	394,076	269,651	231,131	212,288
Assets	473,173	428,360	292,446	251,687	230,360
Deposits	397,637	366,877	256,035	222,463	202,022
Other borrowings	12,960	4,695	580	1,892	1,991
Stockholders’ equity	57,456	52,125	33,062	25,014	23,509

Performance Ratios
Return on average assets	1.22%	1.13%	1.32%	1.32%	1.35%
Return on average stockholders’
equity	10.05%	9.29%	11.67%	13.33%	13.25%
Net interest margin	4.46%	4.43%	4.25%	3.95%	4.29%
Average equity to average assets	12.15%	12.17%	11.31%	9.94%	10.21%
Average loans to average deposits	73.81%	67.98%	60.93%	53.79%	55.96%

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

Allowance for Loan Losses. A provision for loan losses is based on management’s opinion of an amount that is adequate to absorb losses inherent in the existing loan portfolio. The allowance for loan losses is established through a provision for losses based on management’s evaluation of current economic conditions, volume and composition of the loan portfolio, the fair market value or the estimated net realizable value of underlying collateral, historical charge-off experience, the level of nonperforming and past due loans, and other indicators derived from reviewing the loan portfolio. The evaluation includes a review of all loans on which full collection may not be reasonably assumed. Should the factors that are considered in determining the allowance for loan losses change over time, or should management’s estimates prove incorrect, a different amount may be reported for the allowance and the associated provision for loan losses. For example, if economic conditions in our market areas experience an unexpected and adverse change, we may need to increase our allowance for loan losses by taking a charge against earnings in the form of an additional provision for loan loss. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require adjustments to the allowance for loan losses based on their judgments of information available to them at the time of their examination.

Investment Securities. Investment securities are classified into three categories. Debt securities that we have the intent and ability to hold to maturity are classified as “held-to-maturity securities” and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as “trading securities” and reported as fair value, with unrealized gains and losses included in earnings. Debt securities not classified as either held-to-maturity securities or trading securities and equity securities not classified as trading securities are classified as “available-for-sale securities” and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income. We did not have any securities classified as trading securities as of December 31, 2006 or 2005.

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

Management conducts regular reviews to assess whether the values of our investments are impaired and if any impairment is other than temporary. If we determine that the value of any investment is other than temporarily impaired, we record a charge against earnings in the amount of the impairment. The determination of whether other than temporary impairment has occurred involves significant assumptions, estimates and judgments by management. Changing economic conditions — global, regional or related to industries of specific issuers — could adversely affect these values. Impairment losses recognized for securities totaled $-0-, $600,000 and $-0- for the years ending December 31, 2006, 2005 and 2004.

Accounting Pronouncements Affecting Future Periods

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets-an amendment of FASB Statement No. 140. This statement requires that an entity recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset, and that the servicing assets and servicing liabilities be initially measured at fair value. The statement also permits an entity to choose a subsequent measurement method for each class of separately recognized servicing assets and servicing liabilities. SFAS No. 156 is effective as of the beginning of the first fiscal year that begins after September 15, 2006. The application of SFAS No. 156 is not expected to have an impact on the Company’s financial condition or results of operations.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FASB Interpretation No. 48 is effective for fiscal years beginning after December 15, 2006. The application of FASB Interpretation No. 48 is not expected to have a material effect on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which provides for enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is applicable under other accounting pronouncements that either require or permit fair value measurements and does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company has not yet evaluated the impact of the implementation of SFAS No. 157.

In September 2006, the FASB ratified EITF Issue 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. EITF Issue 06-4 addresses accounting for split-dollar life insurance arrangements after the employer purchases a life insurance policy on the covered employee. This Issue states that an obligation arises as a result of a substantive agreement with an employee to provide future postretirement benefits. Under Issue EITF 06-4, the obligation is not settled upon entering into an insurance arrangement. Since the obligation is not settled, a liability should be recognized in accordance with applicable authoritative guidance. Issue EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The Company has not yet evaluated the impact of the implementation of EITF Issue 06-4.

In September 2006, the FASB ratified EITF Issue 06-5, Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin (“FTB”) No. 85-4, Accounting for Purchases of Life Insurance. This Issue addresses how an entity should determine the amount that could be realized under the insurance contract at the balance sheet date in applying FTB 85-4 and if the determination should be on an individual or group policy basis. EITF Issue 06-5 is effective for fiscal years beginning after December 15, 2006. The adoption of EITF Issue 06-5 is not expected to have a material effect on the Company’s financial statements.

In September 2006, the SEC issued SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 was issued to clarify the appropriate treatment of misstatements in audited financial statements. There are two methods for quantifying the effects of financial statement misstatements. The ‘rollover’ method focuses primarily on the impact of the misstatement on the income statement and, in some cases, considers the impact of reversing prior year misstatements. However, if the cause of the misstatement does not reverse in the following year, the rollover method would result in the accumulation of misstatements on the balance sheet. The ‘iron curtain’ method focuses on the impact of the misstatements on the balance sheet.

SAB 108 establishes an approach that requires quantification of effects of the financial statement misstatements on the company’s financial statements and related disclosures. This dual approach requires consideration of the impact of financial statement misstatements using both the iron curtain and the rollover methods. SAB 108 permits companies to either restate prior period financial statements to reflect the dual approach method or to record the cumulative effect of initially applying the dual approach by adjusting the carrying value of assets and liabilities as of January 1, 2006 with an offsetting adjustment to the opening balance of retained earnings.

Prior to the adoption of SAB 108, the Company quantified the impact of misstatements using the rollover method and management determined the impact of those misstatements was not material to the consolidated financial statements. The prior misstatements resulted from not capitalizing loan servicing rights on mortgage loans sold when future servicing rights were retained. The Company adopted SAB 108 effective January 1, 2006 and elected to record the cumulative effect of the change, which resulted in the recognition of mortgage servicing rights of $375,000, a $142,000 adjustment to deferred income tax liabilities, and a $233,000 adjustment to retained earnings.

Business Combinations.

On October 31, 2006, the Company completed its merger with Maplesville Bancorp (“Maplesville”), the parent company of Peachtree Bank (“Peachtree”). Under terms of the merger, shareholders of Maplesville received approximately 371,135 shares of SouthCrest stock and $7,557,000 in cash. The merger was accounted for using the purchase method of accounting. Accordingly, results of operations for Peachtree are included in the results of operations of SouthCrest prospectively from the date of merger, and the purchase price of $17.3 million was allocated to the fair values of Maplesville’s assets and liabilities. As a result, the Company recorded a core deposit intangible of $1.1 million and goodwill of $6.4 million. The core deposit intangible is being amortized on an accelerated basis over the estimated life of the deposits.

On September 30, 2004 the Company completed its merger with First Polk Bankshares, Inc. (“First Polk”), the parent company of The First National Bank of Polk County (“FNB Polk”). As a result of the merger, the Company issued 1,484,029 shares to the previous shareholders of First Polk. A stipulation in the merger agreement stated that shareholders of both companies could elect to redeem shares for $16.00 cash, subject to a maximum redemption of 93,750 shares. Because of this, subsequent to the completion of the merger, 93,058 shares were redeemed for a total $1,488,928.

The merger was accounted for using the purchase method of accounting. Accordingly, results of operations for FNB Polk are included in the results of operations of SouthCrest prospectively from the date of merger, and the purchase price of $23.7 million was allocated to the fair values of First Polk’s assets and liabilities. The business combination resulted in the recording of $2.4 million of core deposit intangible and $2.7 million of goodwill. Goodwill is subject to an annual test of impairment. The core deposit intangible is being amortized on an accelerated basis with $551,000 expensed in the first year following consummation of the purchase declining to $252,000 in the second year and $199,000 in future years.

The mergers with Maplesville and First Polk are summarized in Note 2, “Business Combinations and Name Change” in the Notes to Consolidated Financial Statements on page F-13.

Results of Operations for the Years Ended December 31, 2006, 2005 and 2004

For 2006, net income was $5,774,000 or $1.59 per share compared to net income of $4,844,000 or $1.36 per share for 2005, an increase of $930,000 or 16.9%. The primary reasons for the increase in net income are an increase in net interest income of $1,722,000 and an increase in other income of $886,000.

Net income for 2005 was $4,844,000 or $1.36 per share compared to net income of $3,857,000, or $1.52 per share in 2004, an increase of $987,000 or 25.6%. Substantially all of the increase relates to inclusion of the results of operations of FNB Polk for the full year in 2005, as in 2004 its results were only included for the three month period after the September 30, 2004 merger date.

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

Table 1. Average Consolidated Balance Sheets and Net Interest Income Analysis
For the Years Ended December 31,
(Dollars in thousands)

Table 1 below presents various components of assets and liabilities, interest income and expense as well as their yield/cost for the fiscal years ended 2006, 2005 and 2004. In this table, amounts related to average balances and interest income and interest expense for Peachtree and FNB Polk are included prospectively from the dates of their respective mergers:
	For the Years Ended December 31,
	2006			2005			2004
	Average Balances(1)	Income/ Expense	Yields/ Rates	Average Balances(1)	Income/ Expense	Yields/ Rates	Average Balances(1)	Income/ Expense	Yields Rates

Loans	$293,489	$23,314	7.94%	$249,394	$17,943	7.19%	$156,003	$10,550	6.76%
Taxable securities	111,511	4,859	4.36%	121,260	5,041	4.16%	94,134	4,043	4.29%
Nontaxable securities(2)	12,492	551	4.41%	12,271	557	4.54%	9,284	445	4.79%
Federal funds sold	9,569	509	5.32%	6,642	195	2.94%	5,373	87	1.62%
Interest bearing deposits in banks	3,569	191	5.35%	4,509	157	3.48%	4,857	120	2.47%
Total earning assets	430,630	29,424	6.83%	394,076	23,893	6.06%	269,651	15,245	5.65%
Cash and due from banks	12,987			10,861			8,320
Allowance for loan losses	(3,832)			(3,265)			(2,230)
Other assets	33,977			26,688			16,705
Total	$473,173			$428,360			$292,446

Interest bearing demand (3)	$116,232	$1,900	1.63%	$116,852	$1,242	1.06%	$83,669	$616	0.74%
Savings	34,454	211	0.61%	36,845	193	0.52%	23,935	116	0.48%
Certificates of deposit	183,650	7,497	4.08%	154,857	4,774	3.08%	109,889	3,024	2.75%
Total interest bearing deposits	334,336	9,608	2.87%	308,554	6,209	2.01%	217,493	3,756	1.73%
Borrowed funds	12,960	625	4.82%	4,695	215	4.58%	580	29	5.00%
Total interest bearing liabilities	347,296	10,233	2.95%	313,249	6,424	2.05%	218,073	3,785	1.74%
Noninterest bearing demand
deposits	63,301			58,323			38,542
Other liabilities	4,094			4,030			2,365
Redeemable common stock
held by ESOP	1,025			633			404
Stockholders' equity	57,456			52,125			33,062
Total	$473,173			$428,360			$292,446
Net interest income		$19,191			$17,469			$11,460
Net interest yield on earning assets			4.46%			4.43%			4.25%
Net interest spread			3.88%			4.01%			3.91%
(1) Daily averages
(2) Tax-equivalent yields are not provided as effect is deemed immaterial.
(3) Includes money market accounts

Table 2. Changes In Interest Income and Expense
(Dollars in thousands)

	2006 Compared to 2005			2005 Compared to 2004
	Increase (Decrease) Due to Changes In			Increase (Decrease) Due to Changes In
	Volume	Rate	Total	Volume	Rate	Total

Loans	$3,378	$1,993	$5,371	$6,683	$710	$7,393
Taxable securities	(418)	236	(182)	1,124	(126)	998
Nontaxable securities	10	(16)	(6)	136	(24)	112
Federal funds sold	111	203	314	25	83	108
Interest bearing deposits in banks	(38)	72	34	(9)	46	37
Total earning assets	3,043	2,488	5,531	7,959	689	8,648
Interest bearing demand	(7)	665	658	300	326	626
Savings	(13)	31	18	66	11	77
Certificates of deposit	992	1,731	2,723	1,353	397	1,750
Total deposits	972	2,427	3,399	1,719	734	2,453
Borrowed funds	398	12	410	188	(2)	186
Total interest bearing liabilities	1,370	2,439	3,809	1,907	732	2,639
Net interest income	$1,673	$49	$1,722	$6,052	$(43)	$6,009

Table 2 above presents a Rate/Volume Analysis of Net Interest Income. For each category of interest -earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) change in volume (change in volume multiplied by old rate); (2) change in rate (change in rate multiplied by old volume); and (3) a combination of change in rate and change in volume. The changes in interest income and interest expense attributable to both volume and rate have been allocated proportionately on a consistent basis to the change due to volume and the change due to rate.

Net interest income increased $1,722,000 to $19,191,000 for 2006. Of this amount, $420,000 relates to the inclusion of Peachtree for the final two months of the fiscal year. Interest income increased $5,531,000 due primarily to an increase of $5,371,000 in interest income earned on loans. Of this increase in income earned on loans, $3,378,000 relates to the growth in the average balances outstanding of $44.1 million in 2006 over 2005. In addition, the average rate earned on loans increased from 7.19% in 2005 to 7.94% in 2006. This increase in yield accounts for an increase of $1,993,000 in interest income on loans. The increase in interest income was offset by an increase in interest expense of $3,809,000. The growth experienced in the Company’s loan portfolio was funded primarily by increases in certificates of deposit and other borrowed funds. As a result, the average rate paid on all interest bearing liabilities increased from 2.05% in 2005 to 2.95% in 2006.

In 2005, net interest income increased $6,009,000 to $17,469,000 from $11,460,000 in 2004. Of the $6,009,000 increase in net interest income, $5,141,000 relates to the inclusion of FNB Polk in operations for a full twelve months in 2005 versus three months in 2004. Interest income increased $8,648,000 to $23,893,000 for the year ended December 31, 2005, as compared to $15,245,000 for 2004. The largest component of the increase was a $7,393,000 increase in interest earned on loans. The increase in the volume of loans outstanding of $93.4 million resulted in interest earned on such loans to increase by $6,683,000, while an increase in the average yield earned on loans from 6.76% to 7.19% resulted in an increase of $710,000 in interest income on loans. Interest expense increased $2,639,000 to $6,424,000 for 2005 from $3,785,000 in 2004. In general, interest expense increased due to the inclusion of FNB Polk, and to growth in deposits and borrowed funds required to fund loan growth experienced during the year. Increased competition for deposits in the Banks’ markets and increases in the general level of interest rates resulting from Federal Reserve increases in the discount rate have contributed to an increase in the average rates paid on deposits, which rose from 1.73% to 2.01%.

For 2006, the net interest yield on earning assets was 4.46% compared to 4.43% earned in 2005 and 4.25% in 2004. The average yield on earning assets was 6.83% in 2006 compared to 6.06% in 2005 and 5.65% in 2004, while the average rate paid on interest bearing liabilities was 2.95% for 2006, 2.05% in 2005 and 1.74% in 2004. The increases in the average yield on earning assets relates to the increase in loans as a percentage of total earning assets from 57.8% in 2004 to 63.2% in 2005 and 68.2% in 2006. Loans generally earn a higher rate of interest than other earning assets. In addition, as a result of increases in interest rates during the year, the average yield earned on loans increased from 6.76% in 2004 to 7.19% in 2005 and 7.94% in 2006. These average yields are higher than that earned on taxable securities of 4.16% earned in 2005 and 4.36% earned in 2006. The increase in the average rate paid on interest bearing liabilities is primarily the result of increases in rates paid on certificates of deposit, which increased from 2.75% for 2004 to 3.08% for 2005 and 4.08% for 2006.

Provision for Loan Losses. The provision for loan losses for 2006 was $839,000 compared to $751,000 provided in 2005 and $375,000 provided in 2004. In 2006, the Company charged-off loans, net of recoveries, totaling $467,000 or 0.16% of average loans outstanding compared to net chargeoffs in 2005 of $435,000, or 0.17% of average loans outstanding, and net chargeoffs in 2004 of $300,000, or 0.19% of average loans.

The provision for loan losses is determined primarily by management’s evaluation concerning the level of the allowance for loan losses. For further discussion, refer to the discussion below titled “Allowance for Loan Losses.”

Other Income. Total other income in 2006 was $5,364,000 compared to $4,478,000 in 2005, an increase of $886,000 or 19.8% of which $132,000 was attributable to the inclusion of Peachtree for two months in 2006. Other income in 2004 was $3,357,000. Other income recorded in 2005 included a gain of $320,000 on the sale of investment securities available for sale, a $600,000 impairment charge on investment securities, and a $184,000 loss on the disposal of equipment. The loss on the disposal of equipment related to data processing equipment and software that was rendered obsolete as a result of our consolidation of computer systems in November, 2005.

Service charges (including NSF and overdraft charges) on deposit accounts were $3,304,000 in 2006 and $3,264,000 for 2005, an increase of $40,000 or 1.2%. Excluding the effect of including Peachtree for the final two months of the year, these service charges would have declined by $58,000. Service charges in 2005 increased $975,000 from 2004 of which $917,000 relates to FNB Polk being included in 2005 for a full year compared to three months in 2004. As a percent of the average balances of interest-bearing checking and noninterest-bearing checking accounts, these service charges were 2.64% of such accounts for 2006, 2.70% for 2005 and 2.89% in 2004. In 2006, NSF fee income declined $73,000. Generally, these service charges have declined due to customers maintaining higher balances which enable them to avoid such fees and charges.

Other service charges were $1,104,000 in 2006 compared to $930,000 in 2005, an increase of $174,000. Of this increase, $12,000 relates to Peachtree while $120,000 relates to increased fee income from debit cards. In 2004, other service charges were $495,000 of which $130,000 relates to FNB Polk.

The net gain on the sale of loans was $159,000, $148,000 and $215,000 for 2006, 2005, and 2004 respectively. Mortgage volume was $15.2 million, $13.5 million, and $16.0 million for 2006, 2005, and 2004 respectively. The reduction in mortgage volume from 2004 generally relates to a trend toward higher interest rates which began in 2004. More stable interest rates in 2006 contributed to higher mortgage origination volume compared to 2005. In addition to reducing mortgage origination volume, the increase in interest rates also caused the average profit margins on loans sold to tighten from 1.35% for 2004 to 1.10% for 2005 and 1.05% for 2006.

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

The following table provides information about our other income.

Table 3. Summary of Other Income
(Dollars in thousands)

	2006	2005	2004

Service charges on deposits	$529	$416	$334
NSF and overdraft charges	2,775	2,848	1,955
Other service charges	1,104	930	495
Net gain on sale of loans	159	148	215
Income from bank-owned life insurance	340	146	126
Impairment charge on investments	—	(600)	—
Gain on sale of securities available for sale	—	320	—
Loss on disposal of assets	—	(184)	—
Other operating income	457	454	232
	$5,364	$4,478	$3,357

Other Expenses. For 2006, other expenses were $15,167,000, an increase of $971,000 or 19.2% of which $328,000 related to the acquisition of Peachtree. The largest component of other expenses, salaries and benefits, increased $776,000 or 10.6%. Excluding the impact of Peachtree, salaries and benefits increased $616,000 or 8.4%. The largest component of the change over 2005 was an increase of $321,000 in incentive compensation related to the increase in profits for the year.

Equipment and occupancy expenses increased $84,000 of which $36,000 relates to the addition of Peachtree. Other operating expenses increased $267,000 of which $110,000 relates to the addition of Peachtree. Amortization of intangibles decreased $156,000 due to reduced amortization of the core deposit intangible recorded in connection with the merger with FNB Polk.

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

At the Company’s annual shareholders’ meeting held May 12, 2005, shareholders approved the adoption of the SouthCrest Financial Group, Inc. 2005 Stock Incentive Plan (the “Plan”), which provides for up to 549,000 shares of the Company’s stock to be awarded in the form of stock options. In December, 2005 the Company awarded 183,500 stock options to officers of the Company and the Banks. Prior to 2006, the Company had elected to follow APB Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its employee stock options. Accordingly, no compensation expense was recognized in the Company’s consolidated financial statements because the exercise price of the options equaled the market price of the Company’s common stock on the date of grant. In December 2004, the FASB issued SFAS No. 123(R), Accounting for Stock-Based Compensation (SFAS No. 123(R)), which the Company adopted in 2006. SFAS No. 123(R) requires that the fair value of equity instruments such as stock options be recognized as an expense in the historical financial statements as services are performed. Of the 183,500 options awarded in 2005, 104,000 were exercisable immediately while 79,500 will vest over a five year period beginning in 2006 and will therefore be subject to the expensing requirements under SFAS 123(R). The Company also awarded 7,900 stock options in December 2006 which will be subject to the requirements of SFAS 123(R). The Company recorded compensation expenses of $95,000 in 2006 relating to stock options. No tax benefit was recorded because all of the related stock options were considered tax qualifying. The accounting implications of the stock option plan are more fully explained in Notes 1 and 10 of Notes to Consolidated Financial Statements.

Equipment and occupancy expenses increased $680,000 in 2005 of which $554,000 relates to the addition of FNB Polk. Other operating expenses increased $1,559,000 in 2005 of which $1,187,000 relates to the addition of FNB Polk. Amortization of intangibles increased $205,000 in 2005 due to the merger with FNB Polk.

For 2006, other expenses amounted to 3.21% of average assets compared to 3.31% of average assets for 2005 and 3.05% in 2004. The following table provides information about our other expenses.

Table 4. Summary of Other Expenses
(Dollars in thousands)

	2006	2005	2004

Salaries and benefits	$8,073	$7,297	$4,537
Equipment and occupancy	1,650	1,559	879
Amortization of intangibles	807	963	758
Professional fees	439	477	333
Supplies	295	302	258
Telephone	197	187	108
Advertising	261	130	103
Director fees	370	343	202
Data processing expenses	667	636	336
Other operating expenses	2,778	2,302	1,411
	$15,167	$14,196	$8,925

Income Tax Expense. Income tax expense in 2006 was $2,775,000 compared to $2,156,000 in 2005 and $1,660,000 in 2004. The Company’s effective tax rate was 32.5% for 2006 compared to 30.8% for 2005 and 30.1% for 2004. The Company’s effective tax rate is lower than statutory tax rates due primarily to certain elements of income that are not subject to taxation, such as the Banks’ earnings from tax-exempt securities and income on bank-owned life insurance.

FINANCIAL CONDITION

Management regularly monitors the financial condition of the Company in order to protect depositors, monitor asset quality and increase current and future earnings. At December 31, 2006 total assets were $544.0 million compared to $450.8 million at December 31, 2005, an increase of $93.2 million of which $68.9 million is attributable to Peachtree. In addition, the increase in total assets is due to the increase in loans which were funded with increases in deposits. The loan portfolio grew from $276.8 million at December 31, 2005 to $335.4 million at December 31, 2006, an increase of $58.6 million of which $33.5 is the result of the addition of Peachtree. The remaining $25.1 million increase in loans is primarily the result of loan growth experienced at the full-service office in Fayetteville.

Securities available for sale increased $16.3 million to $61.5 million while securities held to maturity declined $11.1 million to $67.3 million. Generally, in 2006 the Company did not reinvest its maturities from the investment portfolio due to the growth in the loan portfolio. The increase in securities available for sale was the result of the addition of Peachtree.

Fixed assets increased $4.1 million to $15.3 million at December 31, 2006. The addition of Peachtree accounted for $1.5 million of the increase. In the second quarter of 2005, Bank of Upson initiated a project in which it rebuilt its main office in Thomaston, Georgia. The effect of this project was to replace substantially all of its current facility, increasing its size from 16,000 to 26,000 square feet. Construction for this project has taken place in two phases, with the first phase completed in the third quarter of 2006 and the second phase to be completed in the first quarter of 2007. The total cost of the project, including the cost of furnishings, is estimated to be between $5.4 million and $5.6 million. Through December 31, 2006 approximately $5.0 million had been disbursed in connection with this project.

Deposits increased $84.7 million to $462.6 million of which $20.4 million was in noninterest-bearing demand deposits, $10.4 million in interest checking accounts, and $51.4 million in certificate accounts. Borrowed funds decreased $10.1 million, primarily in short-term Federal Home Loan Bank advances. The increases in certificate accounts were used to repay the short-term Federal Home Loan Bank advances and to fund the growth in loans, and contributed to the increase in the cost of funds from 2.05% in 2005 to 2.95% in 2006.

Stockholders’ equity increased $14.1 million due primarily to the issuance of 371,135 shares in connection with the Maplesville merger. Additionally, equity grew as a result of the Company’s earnings of $5.8 million less cash dividends of $1.9 million paid to shareholders. Equity also increased by $233,000 as a result of the adoption of SAB 108, and by $328,000 due to declines from 2005 in the unrealized losses on securities available for sale available for sale, net of deferred taxes.

The Company provides an Employee Stock Ownership Plan (“ESOP”) for its employees. Because the ESOP provides for the participants to have the option to diversify their account balances or to receive all or a portion of their account balance in cash upon termination, accounting rules require that the fair value of allocated shares held by the ESOP be classified on the balance sheet as a liability and therefore reflected as a reduction of retained earnings. The ESOP owned 42,773 shares at December 31, 2006 and 2005, and the fair values of these shares were $988,000 and $984,000 at those dates, respectively.

Securities. As of December 31, 2006, investment securities comprised 23.7% of the Company’s total assets compared to 27.4% at December 31, 2005, while federal funds sold and interest-bearing deposits in banks comprised approximately 3.1% of total assets at December 31, 2006 and 1.9% of total assets at December 31, 2005. As the Company’s loan portfolio has grown, investment securities and other earning assets represent a smaller portion of the Company’s balance sheet.

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

Table 5. Composition of Securities Portfolio

	As of December 31,
	2006	2005	2004
	(Dollars in thousands)
Securities held to maturity (at amortized cost):
U.S. Treasuries and Agency bonds	$22,216	$25,185	$29,148
State and municipal bonds	7,387	7,814	8,511
Mortgage backed securities	36,665	44,322	49,262
Corporate bonds	1,000	1,000	1,000
Total securities held to maturity	67,268	78,321	87,921

Securities available for sale (at estimated fair value):
U.S. Treasuries and Agency bonds	34,533	25,580	15,408
State and municipal bonds	11,058	3,945	4,848
Mortgage backed securities	14,198	14,594	18,360
Equity securities	1,730	1,071	2,444
Total securities available for sale	61,519	45,190	41,060
Total securities	$128,787	$123,511	$128,981

The decline in held to maturity securities is the result of maturities and monthly principal payments received on mortgage-backed securities being in excess of securities purchased. In 2005 and 2006, these principal reductions were used to fund increases in the loan portfolio. The increase in securities available for sale from 2005 to 2006 is the result of securities acquired in the addition of Peachtree. The following table indicates, at December 31, 2006, the Company’s security portfolio segregated by major category with maturity and average yields presented:

Table 6. Maturity of Securities Portfolio

(Dollars in Thousands)

	Within One Year		One to Five Years		Five to Ten Years		Over Ten Years		Total
	$	%	$	%	$	%	$	%	$	%

U.S. Government Agencies	$12,852	3.68%	$21,523	4.74%	$8,451	5.18%	$13,924	4.58%	$56,750	4.53%
State and municipal bonds (1)	1,718	2.94%	8,118	3.86%	5,316	4.13%	3,292	4.49%	18,444	3.96%
Mortgage-backed securities (2)	236	2.59%	6,878	4.11%	11,150	4.45%	32,599	4.76%	50,863	4.59%
Other securities (3)	—	0.00%	—	0.00%	1,000	6.25%	1,730	4.63%	2,730	5.22%
Total	$14,806	3.58%	$36,519	4.43%	$25,917	4.69%	$51,545	4.69%	$128,787	4.49%

Notes
(1)	Yields on state and municipal bonds are not calculated on a tax-equivalent basis.
(2)	Mortgage backed securities are presented according to their final stated maturity. Their weighted average maturity is shorter because of monthly repayments of principal.
(3)	Includes corporate bonds and preferred equity securities issued by U.S. Government sponsored corporations.

Loan Portfolio. The following table presents various categories of loans contained in the Company’s loan portfolio for the periods indicated.

Table 7. Composition of Loan Portfolio
As of December 31,
(Dollars in thousands)

	2006	2005	2004	2003	2002
Types of Loans
Commercial, financial and agricultural	$23,996	$19,841	$18,560	$9,757	$6,882
Real estate — construction	59,745	52,122	25,265	9,021	5,846
Real estate — mortgage	211,676	169,555	145,413	68,154	64,571
Consumer	33,690	31,567	35,680	32,352	36,231
Other loans	6,058	3,554	4,415	4,009	4,842
Subtotal	335,165	276,639	229,333	123,293	118,372
Less: Unearned income	159	164	101	106	140
Less: Allowance for loan losses	4,480	3,477	3,161	1,825	1,943
Total (net of allowance)	$330,526	$272,998	$226,071	$121,362	$116,289

The following presents an analysis of maturities of the Company’s loans as of December 31, 2006, including the dollar amount of the loans maturing subsequent to the year ending December 31, 2007 distinguished between those with predetermined interest rates and those with variable interest rates:

Table 8. Loan Maturity Schedule
(Dollars in thousands)

	Due in one year or less	Due in one through five years	Due after five years	Total
Commercial, financial, and agricultural	$12,055	$11,355	$585	$23,996
Real estate — construction	43,748	13,217	2,780	59,745
Real estate — mortgage	56,462	85,954	69,260	211,676
Consumer	9,535	23,390	765	33,690
Other loans	780	987	4,291	6,058
Total	$122,580	$134,903	$77,682	$335,165

Loans maturing after one year with:
Fixed interest rates		$104,839	$46,937	$151,776
Floating or adjustable interest rates		30,064	30,745	60,809
Total		$134,903	$77,682	$212,585

Nonaccrual, Past Due and Restructured Loans. The following table presents various categories of nonaccrual, past due and restructured loans in the Company’s loan portfolio as of the dates indicated.

Table 9. Nonaccrual, Past Due, and Restructured Loans
As of December 31,
(Dollars in thousands)

	2006	2005	2004	2003	2002
Nonaccrual loans	$479	$232	$190	$—	$—
Loans past due 90 days or
more and still accruing	$1,015	$549	$186	$118	$264
Loans restructured under
troubled debt	$—	$—	$—	$—	$—

Impaired loans and the average investment in impaired loans was as follows:

Table 10. Impaired Loans
As of December 31,
(Dollars in thousands)

	2006	2005	2004	2003	2002
Impaired loans without a valuation
allowance	$—	$—	$—	$—	$—
Impaired loans with valuation allowances
of $72, $35 and $29, respectively	$479	$232	$190	$—	$—
Average investment in impaired loans
for the period	$659	$323	$47	$32	$2

At December 31, 2006, 2005 and 2004, the Company had $479,000, $232,000 and $190,000 in impaired loans with a valuation allowance and no impaired loans without a valuation allowance. The Company had no impaired loans at December 31, 2003, or 2002. The average investment in impaired loans during 2006, 2005 and 2004 was $659,000, $323,000 and $47,000, respectively. Interest income recognized on impaired loans for the years ended December 31, 2006, 2005, 2004, 2003, and 2002 was not material.

Accrual of interest is discontinued on a loan when management determines, upon consideration of economic and business factors affecting collection efforts, that collection of interest or principal is not reasonably expected.

Allowance for Loan Losses. The allowance for loan losses at December 31, 2006 was $4,480,000 compared to $3,477,000 at December 31, 2005 and $3,161,000 at December 31, 2004. The allowance for loan losses, as a percentage of total gross loans, at December 31, 2006 was 1.34% compared to 1.26% at December 31, 2005 and 1.38% as of December 31, 2004. The increase in this percentage from 2005 to 2006 relates primarily to the addition reserves acquired through the merger with Peachtree. The provision for loan losses during the years ended December 31, 2006, 2005 and 2004 was $839,000, $751,000, and 375,000.

In 2005, the Company changed the way it estimates its allowance for loan losses. In making this estimate, management utilizes a loan grading system to assign a risk grade to each loan based on factors such as the quality of collateral securing a loan, the financial condition of the borrower and the payment history of each loan. Based on net charge-off history experienced for each category within the loan portfolio, as well as general economic factors affecting the lending market, management assigns an estimated allowance range for each risk grade within each of the loan categories. Management then estimates the required allowance. Included in this estimate of the allowance may be a portion that is not allocated to a specific category of the loan portfolio, but which management deems is necessary based on the overall risk inherent in the loan portfolio. The estimation of the allowance may change due to fluctuations in any and all of the above factors. In addition, as trends change in terms of net charge-offs, past due loans, and generally economic conditions of the market areas served by the Company’s subsidiary banks, the assumptions will be adjusted appropriately and these adjustments are reflected in the quarterly analysis of the adequacy of the reserve.

The loan concentrations within the loan portfolio have changed in recent years, both due to changes in the lending practices of Bank of Upson, FNB Polk, and more recently, as a result of the merger with Peachtree. The portion of the gross loan portfolio represented by real estate loans have gradually increased, from 60% as of December 31, 2002 to 80% as of December 31, 2005 and 81% at December 31, 2006. The portion represented by consumer loans declined from 31% of gross loans as of December 31, 2002 to 11% at December 31, 2005 and 10% at December 31, 2006. Finally, the portion represented by commercial loans increased from 6% of gross loans as of December 31, 2002 to 7% of loans at December 31, 2005 and 2006.

Management considers the allowance for loan losses to be adequate; however, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional provisions of the allowance will not be required.

Summary of Loan Loss Experience. An analysis of the Company’s loan loss experience is included in the following table for the periods indicated.

Table 11. Analysis of Allowance for Loan Losses
For the Periods Ended December 31,
(Dollars in thousands)

	2006	2005	2004	2003	2002
Balance at beginning of period	$3,477	$3,161	$1,825	$1,943	$1,679
Charge-offs
Commercial loans	102	31	50	32	263
Real estate - construction	—	—	—	—	—
Real estate - mortgage	263	50	46	87	12
Consumer	393	613	334	461	42
Other	145	199	175	177	155
Total Charge-offs	903	893	605	757	472
Recoveries
Commercial loans	6	42	25	6	107
Real estate - construction	—	—	—	—	—
Real estate - mortgage	10	1	30	18	—
Consumer	328	310	172	191	57
Other	92	105	78	100	69
Total recoveries	436	458	305	315	233
Net (charge-offs)	(467)	(435)	(300)	(442)	(239)
Additions charged to operations	839	751	375	324	519
Decrease in reserve due to disposal
of finance company	—	—	—	—	(16)
Addition to reserves resulting from
business combination	631	—	1,261	—	—
Balance at end of period	$4,480	$3,477	$3,161	$1,825	$1,943
Ratio of net charge-offs during the
period to average loans outstanding
during the period	0.16%	0.17%	0.19%	0.37%	0.21%

The following table summarizes the Company’s allowances for loan losses at year-end for 2006, 2005, 2004, 2003, and 2002.

Table 12. Allocation of Allowance For Loan Losses
At December 31,
(Dollars in thousands)
	2006		2005		2004		2003		2002
	Amount	% of total loan	Amount	% of total loan	Amount	% of total loan	Amount	% of total loan	Amount	% of total loan
Loan Category
Commercial	$477	7	$296	7	$1,019	$8	$456	8	$486	6
Real estate - construction	896	18	782	19	76	11	—	8	—	5
Real estate - mortgage	1,895	63	1,418	61	582	63	91	55	97	54
Consumer	928	10	778	11	1,283	16	1,095	26	1,166	31
Other	94	2	72	2	201	2	183	3	194	4
Unallocated	190	—	131	—	—	—	—	—	—	—
Total	$4,480		$3,477		$3,161		$1,825		$1,943

Management believes commercial loans generally pose a higher level of risk per loan than other categories in the loan portfolio, such as real estate -mortgage loans. Management believes that, like consumer loans, commercial loans are more susceptible to risks associated with local economic and employment conditions. In addition, the credit quality of a commercial loan is also often dependent on the borrower’s management and its ability to adapt to changes in the marketplace, both of which are difficult to gauge at the time a loan is made. Given management’s belief regarding the increased risk associated with commercial loans and the Company’s historical loan losses associated with commercial loans, management has traditionally allocated a significant portion of the allowance for loan losses to commercial loans. For the five year period from 2002 through 2006, commercial loans charged off represented 13.2% of total chargeoffs during that period, including 55.7% of total chargeoffs in 2002. While commercial loan chargeoffs have been much lower since 2002, in 2006 they rose to 11.3% of chargeoffs from 3.5% in 2005. Therefore, management allocated 10.6% of the allowance for loan losses to commercial loans at December 31, 2006, to reflect management’s belief regarding general risk in the loan category and the Company’s historical losses with respect to commercial loans.

Real estate construction lending has been a significant source of growth for the Company’s loan portfolio in from 2004 through 2006, increasing from $9.0 million at year-end 2003 to $52.1 million at year-end 2005 and $59.7 million at year-end 2006. While the Company has not had any chargeoffs for such loans in the past five years, management still allocated 20.0% of its allowance for loan losses to this category of loans. Much of this growth has been in loans for the construction and development of commercial real estate, which generally carries more risk than the construction of a single family dwelling due to the size of the loan and complexity of the project.

Consumer loans have historically comprised a high percentage of the Company’s loan charge-offs, comprising 50.8% of total chargeoffs over the past five years, including 43.5% of total chargeoffs in 2006 and 68.7% of total chargeoffs in 2005. Management believes that the increased risk of loss in this loan category is a result of dependence on the borrower’s financial stability and the nature of the collateral for such loans, generally automobiles, boats and other personal property, which may make it more difficult to recover losses on such loans compared to loans in other categories, such as real estate-mortgage loans. As a result, management has allocated more of the allowance for loan losses to the consumer loan category than its relative composition of the entire portfolio. Management allocated 20.7% of the allowance for loan losses to these loans while they only comprise 10% of the portfolio.

Real estate mortgage loans constituted 63% of outstanding loan balances at December 31, 2006. All loans in this category represent real estate mortgages secured by both residential and commercial properties. Management allocated 42.3% of the total allowance for loan losses to these loans.

The Company had unallocated reserves of approximately $190,000 at December 31, 2006 compared to $131,000 at December 31, 2005. While not allocated to any particular category of loans, Management believes it should be included in its estimation of the allowance based on the overall risk inherent in the loan portfolio.

Deposits. Table 1 on Page 5 contains average amounts of the Company’s deposit accounts and the weighted average interest rates paid on those accounts. As illustrated in Table 1, the Company’s average balance of interest-bearing deposits increased by approximately $25.8 million from 2005 to 2006 and $91.1 million from 2004 to 2005. Of the increase from 2004 to 2005, $86.7 million was due to the addition of FNB Polk for the entire twelve month period in 2005 compared to only three months in 2004. For 2006, certificates of deposit represented approximately 54.8% of total interest-bearing deposits, compared to 50.2% for 2005 and 50.5% for 2004.

The following table indicates amounts outstanding of time certificates of deposit of $100,000 or more and their respective maturities at December 31, 2006:

Table 13. Maturity of Certificates of Deposit
With Balances $100,000 Or More
(Dollars in thousands)
Three months or less	$20,870
Three through six months	10,001
Six through twelve months	20,094
Over one year	12,743
Total	$63,708

At December 31, 2006, the Company had no deposit relationships that represented concentrations.

Return on Equity and Assets. Returns on average consolidated assets and average consolidated equity presented below.

Table 14. Selected Performance Measures
	2006	2005	2004

Return on average assets	1.22%	1.13%	1.32%
Return on average stockholders’ equity	10.05%	9.29%	11.67%
Dividend payout ratio	31.6%	35.3%	30.2%
Average equity to average assets	12.15%	12.17%	11.31%

Short-term borrowings. The table below provides information about short-term borrowed funds.

Table 15. Short-term Borrowed Funds
(Dollars in thousands)
	2006	2005	2004

Amount outstanding at year-end	$—	$15,000	$—
Average rate	—	4.52%	—
Average amounts outstanding during the year	$7,627	$4,372	$147
Average rate	5.15%	4.46%	1.36%
Maximum amount outstanding at any month-end
during the year	$10,000	$18,700	$5,050

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

The asset mix of the balance sheet is continually evaluated in terms of several variables: yield, credit quality, appropriate funding sources and liquidity. To effectively manage the liability mix of the balance sheet, there should be a focus on expanding the various funding sources. The interest rate sensitivity position at year-end 2006 is presented in the following table. The difference between rate sensitive assets and rate sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. Since all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity.

Table 16. Interest Sensitivity Gap Analysis
(Dollars in thousands)

	0-3 months	3-12 months	1-5 years	After 5 years	Totals
RATE SENSITIVE ASSETS
Loans	$115,265	$50,917	$134,939	$34,044	$335,165
Securities	1,958	12,848	36,519	77,462	128,787
Federal funds sold	12,504	—	—	—	12,504
Interest bearing deposits in other banks	1,911	2,871	99	—	4,881
Total rate sensitive assets	$131,638	$66,636	$171,557	$111,506	$481,337

RATE SENSITIVE LIABILITIES
Interest bearing demand and
savings deposits	$11,042	$11,042	$65,756	$76,549	$164,389
Certificates less than $100,000	36,986	79,414	37,214	330	153,944
Certificates $100,000 and over	20,870	30,905	12,743	—	63,708
Other borrowed funds	780	—	5,165	—	5,945
Total rate sensitive liabilities	$69,678	$120,551	$120,878	$76,879	$387,986

Interest-sensitivity gap	$61,960	$(53,915)	$50,679	$34,627	$93,351
Cumulative interest-sensitivity gap	$61,960	$8,045	$58,724	$93,351
Interest-sensitivity gap ratio	188.92%	55.28%	141.93%	145.04%	124.06%
Cumulative interest-sensitivity gap ratio	188.92%	104.23%	118.88%	124.06%

As evidenced by the table above, as of December 31, 2006, SouthCrest was cumulatively asset sensitive within one year. In an increasing interest rate environment, an asset sensitive position (a gap ratio greater than 100%) is generally advantageous as interest earning assets reprice sooner than interest bearing liabilities. Conversely, in a decreasing interest rate environment, an asset sensitive position is generally not favorable since interest earning assets reprice to the lower interest rates sooner than interest bearing liabilities. With respect to SouthCrest, an increase in interest rates could result in higher net interest income while a decline in interest rates could result in decreased net interest income. This, however, assumes that all other factors affecting income remain constant. It also assumes no substantial prepayments in the loan or investment portfolios. In the table above, maturities in the investment portfolio are shown by their stated maturity. The Company’s mortgage--backed securities portfolio, for example, provide the Company with monthly returns of principal while the balances are shown in the above table are included according to their stated maturity. Also, a portion of interest bearing demand and savings deposits are assumed to reprice in each period, while those accounts may not actually reprice to higher rates in the event of a general increase in interest rates. Finally, if interest rates remain constant, it is possible for some of the Company’s certificate accounts to reprice at rates that are higher or lower than their current rates, as rates in effect at the time the certificates were opened may be different than those in effect currently.

SouthCrest generally structures its rate sensitivity position to hedge against rapidly rising or falling interest rates. The Asset/Liability Committees of the Banks meet regularly to analyze each bank’s position with respect to interest rate risk and develops future strategies for managing that risk. Such strategy includes anticipation of future interest rate movements. At December 31, 2006, based on an interest rate risk simulation prepared by an independent firm, the Company estimates that if interest rates rose 200 basis points, net interest income would increase by 0.45%. Conversely, if interest rates declined by 200 basis points, the Company’s net interest income would decline by 1.33%.

The Company, if needed, has the ability to cash out certificates with asset cash flow under normal circumstances. In the event that abnormal circumstances arise, the Banks have federal funds lines of credit in place totaling $22.8 million. In addition, if needed for both short-term and longer-term funding needs, the Banks have available lines of credit with the Federal Home Loan Bank of Atlanta on which $16.1 million was available at December 31, 2006. The parent company also has a $5.5 million line of credit on which it may draw funds as needed until October 16, 2008, after which date the outstanding principal will be due in ten annual installments. The line of credit is secured by the common stock of the Company’s subsidiary banks and carries an interest rate of prime rate minus 0.50%. Interest is payable quarterly. The agreement contains restrictions concerning the maintenance of certain minimum capital levels and regulatory capital ratios, loan loss reserves, and profitability ratios. The primary purpose of the line is to provide funds that may be needed by the holding company from time to time. At December 31, 2006, $780,000 was outstanding on this line of credit.

Liquidity represents the ability to provide steady sources of funds for loan commitments and investment activities, as well as to maintain sufficient funds to cover deposit withdrawals and payment of debt and operating obligations. These funds can be obtained by converting assets to cash or by attracting new deposits. SouthCrest’s primary source of liquidity comes from its ability to maintain and increase deposits through its banks. Below are the pertinent liquidity balances and ratios for the periods ended December 31, 2006, 2005 and 2004.

Table 17. Liquid Assets and Liquidity Measures
(Dollars in thousands)

	2006	2005	2004

Cash and due from banks	$16,926	$15,930	$9,814
Interest bearing deposits in banks	4,881	4,039	5,246
Federal funds sold	12,054	4,297	9,930
Securities	128,787	123,511	128,981
Ratio of CDs> $100,000 to total deposits	13.77%	11.01%	7.93%
Loan to deposit ratio	72.41%	73.16%	65.08%
Brokered deposits	N/A	N/A	N/A

At December 31, 2006, large denomination certificates accounted for 13.77% of total deposits compared with 11.01% at December 31, 2005 and 7.93% at December, 31, 2004. Large denomination CDs are generally more volatile than other deposits. As a result, management monitors the competitiveness of the rates it pays on its large denomination CDs and periodically adjusts its rates in accordance with market demands. Despite the increase, SouthCrest is not heavily dependent on large deposits in relation to industry averages for institutions of similar size.

Cash and cash equivalents are the primary source of liquidity. At December 31, 2006, cash and due from banks amounted to $16.9 million, representing 3.1% of total assets. Overnight federal funds sold totaled $12.5 million or 2.3% of total assets and interest-bearing deposits in other financial institutions totaled $4.9 million or 0.9% of total assets. Securities available for sale provide a secondary source of liquidity. Also securities that are classified as held to maturity provide liquidity through cash flows of maturing securities and monthly principal payments on mortgage-backed securities.

Brokered deposits are deposit instruments, such as certificates of deposit, deposit notes, bank investment contracts and certain municipal investment contracts that are issued through brokers and dealers who then offer and/or sell these deposit instruments to one or more investors. As of December 31, 2006, SouthCrest had no brokered deposits in its portfolio.

In the second quarter of 2005, Bank of Upson initiated a project in which it will rebuild its main office in Thomaston, Georgia. This project will replace substantially all of its current facility, increasing its size from 16,000 to 26,000 square feet. Construction for this project will take place in phases, requiring approximately eighteen months to complete. The cost of the project, including the cost of furnishings, is estimated to be between $5.4 million and $5.6 million. The first phase was completed in the third quarter of 2006 at a cost of approximately $3.7 million. The second phase is expected to be completed in the first quarter of 2007. Through December 31, 2006 approximately $5.0 million had been disbursed in connection with this project.

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

As of December 31, 2006, the most recent notification from the Federal Deposit Insurance Corporation categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Banks’ category. Prompt corrective action provisions are not applicable to bank holding companies.

The table below illustrates the regulatory capital ratios of SouthCrest, Bank of Upson, The First National Bank of Polk County and Peachtree Bank as of December 31, 2006.

Table 18. Capital Adequacy Ratios at December 31, 2006

	Maximum Required	Minimum Required to be Well Capitalized	Consolidated	Upson	Polk	Peachtree

Risk-based capital ratios
Total risk based capital	8.00%	10.00%	15.97%	14.68%	20.19%	12.83%
Tier 1	4.00%	6.00%	14.77%	13.51%	18.94%	11.60%
Tier 1 leverage ratio	4.00%	5.00%	10.81%	9.85%	12.04%	9.04%

Fourth Quarter Analysis

In the quarter ended December 31, 2006, the Company recorded net income of $1,493,000 or $0.39 per share, compared to $1,154,000, or $0.32 per share, for the same period in 2005, an increase of $339,000. The addition of Peachtree Bank as of October 31, 2006 accounted for $156,000 of this increase. Additionally, in the fourth quarter of 2005, the Company recognized an expense of $184,000, or $116,000 net of tax, representing a loss on the disposal of equipment related to data processing equipment and software that was rendered obsolete as a result of our consolidation of computer systems in November, 2005. Table 19 contains a summary of our quarterly financial results for 2006 and 2005.

Table 19. Quarterly Financial Results
(Dollars in thousands except share and per share amounts)

	For the three months ended
	3/31/2006	6/30/2006	9/30/2006	12/31/2006
Summary of Operations
Interest income	$6,670	$6,995	$7,409	$8,350
Interest expense	2,089	2,371	2,668	3,105
Net interest income	4,581	4,624	4,741	5,245
Provision for loan losses	108	133	267	331
Other income	1,230	1,334	1,344	1,456
Other expense	3,607	3,708	3,663	4,189
Income tax expense	690	691	706	688
Net income	1,406	1,426	1,449	1,493

Basic and diluted earnings per share	$0.39	$0.40	$0.42	$0.39
Dividends per share	$0.125	$0.125	$0.125	$0.125
Average shares outstanding	3,581,193	3,581,193	3,581,193	3,827,272

	For the three months ended
	3/31/2005	6/30/2005	9/30/2005	12/31/2005
Summary of Operations
Interest income	$5,445	$5,797	$6,095	$6,556
Interest expense	1,299	1,482	1,684	1,959
Net interest income	4,146	4,315	4,411	4,597
Provision for loan losses	121	152	246	232
Other income	537	1,251	1,577	1,113
Other expense	3,418	3,435	3,514	3,829
Income tax expense	325	621	715	495
Net income	819	1,358	1,513	1,154
Basic and diluted earnings per share	$0.23	$0.38	$0.42	$0.32
Dividends per share	$0.120	$0.120	$0.120	$0.120
Average shares outstanding	3,571,556	3,571,556	3,571,257	3,576,369

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

Off-Balance-Sheet Financing

Our financial statements do not reflect various commitments and contingent liabilities that arise in the normal course of business. These off-balance-sheet financial instruments include commitments to extend credit and standby letters of credit. These financial instruments are included in the financial statements when funds are distributed or the instruments become payable. We use the same credit policies in making commitments as we do for on-balance -sheet instruments. Our exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit, standby letters of credit and credit card commitments is represented by the contractual amount of those instruments. Table 20 below contains a summary of our contractual obligations and commitments as of December 31, 2006.

Table 20. Commitments and Contractual Obligations
(Dollars in thousands)

	Less than one year	1-3 years	3-5 years	Thereafter	Total
Contractual obligations
Deposits having no stated maturity	$244,970	$—	$—	$—	$244,970
Certificates of Deposit	167,365	37,719	12,238	330	217,652
FHLB advances and other
borrowed funds	110	5,133	156	546	5,945
Deferred compensation	23	40	180	2,522	2,765
Leases	104	260	153	453	970

Total contractual obligations	$412,572	$43,152	$12,727	$3,851	$472,302

Commitments
Commitments to extend credit	$40,623	$—	$—	$—	$40,623
Credit card commitments	9,125	—	—	—	9,125
Commercial standby letters of credit	711	—	—	—	711
Total commitments	$50,459	$—	$—	$—	$50,459

Stock Performance and Dividend Information

After the merger with First Polk Bankshares, the Company’s common stock began trading on the over-the-counter market under the symbol “SCSG.” The graph below compares our stock performance against the Russell 2000 index and the SNL Pink Bank Index, an index of community banks whose stock trades in the over the counter market. The graph reflects the performance of a $100 investment in the common stock of SouthCrest and the applicable stock indices since January 18, 2005, the first recorded trade in 2005. The graph assumes reinvestment of all dividends in the common stock of SouthCrest or in the applicable stock index.

Source : SNL Financial LC, Charlottesville, VA © 2007

Index	01/18/05	12/31/05	03/31/06	06/30/06	09/30/06	12/31/06
SouthCrest Financial Group, Inc.	100.00	130.01	133.59	134.30	142.19	133.36
Russell 2000	100.00	108.99	124.18	117.94	118.46	129.01
SNL Pink Bank Index	100.00	108.18	111.65	113.38	115.32	118.44

The table below provides the high and low trading prices for transactions during the given quarters for the previous two years on the Over-the-Counter Bulletin Board, as well as dividends paid in those quarters.

	2006			2005
	High	Low	Dividends	High	Low	Dividends

First Quarter	$24.00	$21.50	$0.125	$21.25	$18.00	$0.120
Second Quarter	$24.50	$23.50	$0.125	$20.50	$17.75	$0.120
Third Quarter	$26.00	$22.20	$0.125	$25.00	$19.10	$0.120
Fourth Quarter	$25.50	$22.80	$0.125	$24.75	$23.00	$0.120

The Company generally declares a dividend on the first business day of each quarter to be paid on the last business day of that month to the shareholders of record two weeks prior to the payment date.