Form 10-K, Exhibit 13
period 2006-12-31
SOUTHCREST FINANCIAL GROUP INC
filed 2007-04-02
CIK 1279756

Exhibit 13.2

SouthCrest Financial Group, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2006 and 2005
(Dollars in thousands, except share and per share data)

	2006	2005
Assets
Cash and due from banks	$16,926	$15,930
Interest-bearing deposits at other financial institutions	4,881	4,039
Federal funds sold	12,504	4,297
Securities available for sale	61,519	45,190
Securities held to maturity (fair value $66,036 and $76,894)	67,268	78,321
Restricted equity securities, at cost	2,029	2,270
Loans held for sale	446	305
Loans, net of unearned income	335,006	276,475
Less allowance for loan losses	4,480	3,477
Loans, net	330,526	272,998
Premises and equipment, net	15,324	11,255
Goodwill	9,057	2,665
Intangibles assets, net	4,493	4,248
Other assets	19,044	9,330
Total assets	$544,017	$450,848

Liabilities, Redeemable Common Stock, and Stockholders’ Equity
Liabilities:
Deposits:
Noninterest-bearing	$80,581	$60,157
Interest-bearing	382,041	317,743
Total deposits	462,622	377,900
Federal Home Loan Bank advances	5,165	15,275
Note payable	780	—
Other liabilities	6,907	3,233
Total liabilities	475,474	396,408
Commitments and contingencies
Redeemable common stock held by ESOP	988	984
Stockholders’ equity
Common stock, par value $1; 10,000,000 shares authorized,
3,952,328 and 3,581,193 issued	3,952	3,581
Additional paid in capital	50,034	40,846
Retained earnings	13,740	9,528
Accumulated other comprehensive loss	(171)	(499)
Total stockholders’ equity	67,555	53,456
Total liabilities, redeemable common stock, and stockholders’ equity	$544,017	$450,848

See Notes to Consolidated Financial Statements.

SouthCrest Financial Group, Inc. and Subsidiaries
Consolidated Statements of Income
December 31, 2006, 2005 and 2004
(Dollars in thousands, except share and per share data)

	2006	2005	2004
Interest income:
Loans	$23,314	$17,943	$10,550
Securities - taxable	4,859	5,041	4,043
Securities - nontaxable	551	557	445
Federal funds sold	509	195	87
Interest-bearing deposits at other banks	191	157	120
Total interest income	29,424	23,893	15,245

Interest expense:
Deposits	9,608	6,209	3,756
Other borrowings	625	215	29
Total interest expense	10,233	6,424	3,785

Net interest income	19,191	17,469	11,460

Provision for loan losses	839	751	375
Net interest income after provision for loan losses	18,352	16,718	11,085

Other income:
Service charges on deposit accounts	3,304	3,264	2,289
Other service charges and fees	1,104	930	495
Net gain on sale of securities available for sale	—	320	—
Impairment charge on investments	—	(600)	—
Loss on disposal of assets	—	(184)	—
Net gain on sale of loans	159	148	215
Other operating income	797	600	358
Total other income	5,364	4,478	3,357

Other expenses:
Salaries and employee benefits	8,073	7,297	4,537
Equipment and occupancy expenses	1,643	1,559	879
Amortization of intangibles	807	963	758
Other operating expenses	4,644	4,377	2,751
Total other expenses	15,167	14,196	8,925

Income before income taxes	8,549	7,000	5,517

Income tax expense	2,775	2,156	1,660
Net income	$5,774	$4,844	$3,857
Basic and diluted earnings per share	$1.58	$1.36	$1.52

See Notes to Consolidated Financial Statements.

SouthCrest Financial Group, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2006, 2005 and 2004
(Dollars in thousands)

	2006	2005	2004
Net income	$5,774	$4,844	$3,857

Other comprehensive income (loss):
Unrealized holding gain (loss) on securities
available for sale arising during period, net of
taxes of $144, $179 and $99	328	(263)	(185)
Reclassification adjustment for gains
included in net income, net of tax of $-0-,
$146 and $-0-	—	174	—
Comprehensive income	$6,102	$4,755	$3,672

See Notes to Consolidated Financial Statements.

SouthCrest Financial Group, Inc. and Subsidiaries
Consolidated Statements of Stockholders’ Equity
Years Ended December 31, 2006, 2005 and 2004
(Dollars in thousands, except share and per share data)

	Common Stock					Treasury Stock
	Shares	Par Value	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Shares	Amount	Total Stockholders’ Equity
Balance, December 31, 2003	2,187,753	$2,188	$19,167	$4,990	$(225)	7,168	$(75)	$26,045
Net income	—	—	—	3,857	—	—	—	3,857
Cash dividends declared,
$.46 per share	—	—	—	(1,166)	—	—	—	(1,166)
Shares issued in business
combination	1,484,029	1,484	22,260	—	—	—	—	23,744
Shares redeemed	(93,058)	(93)	(1,396)	—	—	—	—	(1,489)
Transfer to surplus	—	—	684	(684)	—	—	—	—
Adjustment for shares
owned by ESOP	—	—	—	(66)	—	—	—	(66)
Unrealized loss on securities
available for sale	—	—	—	—	(185)	—	—	(185)
Balance, December 31, 2004	3,578,724	3,579	40,715	6,931	(410)	7,168	(75)	50,740
Net income	—	—	—	4,844	—	—	—	4,844
Cash dividends declared,
$.48 per share	—	—	—	(1,713)	—	—	—	(1,713)
Purchase of treasury stock	—	—	—	—	—	8,141	(192)	(192)
Sale of treasury stock	—	—	77	—	—	(15,309)	267	344
Shares issued	2,469	2	54	—	—	—	—	56
Adjustment for shares
owned by ESOP	—	—	—	(534)	—	—	—	(534)
Unrealized loss on securities
available for sale	—	—	—	—	(89)	—	—	(89)
Balance, December 31, 2005	3,581,193	3,581	40,846	9,528	(499)	—	—	53,456
Net income	—	—	—	5,774	—	—	—	5,774
Adjustment resulting from
adoption of Staff
Accounting Bulletin
Number 108	—	—	—	233	—	—	—	233
Cash dividends declared,
$.50 per share	—	—	—	(1,791)	—	—	—	(1,791)
Shares issued in business
combination	371,135	371	9,093	—	—	—	—	9,464
Stock options	—	—	95	—	—	—	—	95
Adjustment for shares
owned by ESOP	—	—	—	(4)	—	—	—	(4)
Unrealized gain on securities
available for sale	—	—	—	—	328	—	—	328
Balance, December 31, 2006	3,952,328	$3,952	$50,034	$13,740	$(171)	—	$—	$67,555

See Notes to Consolidated Financial Statements.

SouthCrest Financial Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2006, 2005 and 2004
(Dollars in thousands)

	2006	2005	2004
OPERATING ACTIVITIES
Net income	$5,774	$4,844	$3,857
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	824	772	486
Amortization of intangibles	807	963	758
Other amortization	113	253	525
Provision for loan losses	839	751	375
Stock compensation expense	95	—	—
Impairment loss on investment securities	—	600	—
Gain on sale of securities available for sale	—	(320)	—
Deferred income taxes	(312)	(582)	(269)
Income on bank-owned life insurance	(340)	(146)	(126)
Increase in interest receivable	(421)	(454)	(20)
Increase (decrease) in income taxes payable	(198)	385	(198)
Increase (decrease) in interest payable	1,069	369	(141)
Net gain on sale of loans	(159)	(148)	(215)
Originations of mortgage loans held for sale	(15,323)	(13,092)	(16,166)
Proceeds from sales of mortgage loans held for sale	15,341	13,610	16,184
Loss on disposal of equipment	—	184	—
(Increase) decrease in other assets	(1,266)	(444)	399
Increase (decrease) in other liabilities	387	(393)	(987)
Net cash provided by operating activities	7,230	7,152	4,512

INVESTING ACTIVITIES
Purchases of securities held to maturity	—	(8,667)	(13,054)
Proceeds from maturities of securities held to maturity	10,947	18,061	22,556
Purchases of securities available for sale	(11,243)	(14,007)	(4,367)
Proceeds from maturities of securities available for sale	8,725	7,530	3,051
Proceeds from sales of securities available for sale	—	1,794	—
Net (increase) decrease in restricted equity securities	362	(1,650)	302
Net (increase) decrease in interest-bearing
deposits in banks	254	1,207	(384)
Net decrease in federal funds sold	(5,003)	5,633	136
Net increase in loans	(24,529)	(47,045)	(7,003)
Purchase of premises and equipment	(3,393)	(3,325)	(907)
Proceeds from sale of other real estate owned	630	400	215
Purchase of bank-owned life insurance	(5,495)	—	—
Net cash acquired in business combination	940	—	3,899
Net cash provided by (used in) investing activities	(27,805)	(40,069)	4,444

FINANCING ACTIVITIES
Net increase (decrease) in deposits	32,692	25,648	(3,639)
Principal repayments on Federal Home Loan
Bank advances	(10,110)	(110)	(110)
Increases in Federal Home Loan Bank advances	—	15,000	—
Proceeds from other borrowings	6,280	1,500	—
Principal repayments on other borrowings	(5,500)	(1,500)	—
Purchase of treasury stock	—	(192)	(1,489)
Proceeds from sale of stock	—	400	—
Dividends paid	(1,791)	(1,713)	(1,166)
Net cash provided by (used in) financing activities	21,571	39,033	(6,404)
Net increase in cash and due from banks	996	6,116	2,552
Cash and due from banks at beginning of year	15,930	9,814	7,262
Cash and due from banks at end of period	$16,926	$15,930	$9,814

See Notes to Consolidated Financial Statements.

SouthCrest Financial Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Continued)
Years Ended December 31, 2006, 2005 and 2004
(Dollars in thousands)

	2006	2005	2004
SUPPLEMENTAL DISCLOSURES
Cash paid for:
Interest	$9,164	$6,055	$3,926
Income taxes	3,156	2,576	1,812

NONCASH TRANSACTIONS
Principal balances of loans transferred to other real
estate owned	$506	$533	$323
Increase in redeemable common stock held by ESOP	4	534	66
Unrealized gain (loss) on securities available for sale, net	472	(122)	(284)

BUSINESS COMBINATION
Cash and due from banks	$8,497	$—	$3,899
Federal funds sold	3,204	—	2,166
Interest bearing deposits in other banks	1,096	—	—
Securities available for sale	13,451	—	37,861
Restricted equity securities	121	—	32
Loans, net	33,229	—	98,016
Premises and equipment	1,500	—	3,980
Goodwill	6,392	—	2,665
Core deposit intangible	1,052	—	2,396
Other assets	2,925	—	3,484
Total assets	$71,467		$154,499

Deposits	52,030	—	128,422
Other liabilities	2,416	—	2,333
Total liabilities assumed	54,446		130,755
Purchase price	$17,021	$—	$23,744

See Notes to Consolidated Financial Statements.

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

SouthCrest Financial Group, Inc. (the “Company”) is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary banks (the “Banks”), Bank of Upson (“Upson”), First National Bank of Polk County (“FNB Polk”), and Peachtree Bank (“Peachtree”). Upson is a commercial bank located in Thomaston, Upson County, Georgia with six branches located in Thomaston, Manchester, Warm Springs, Luthersville, and Fayetteville, Georgia. Upson provides a full range of banking services in its primary market area of Upson, Meriwether, Fayette and the surrounding counties. FNB Polk is a commercial bank located in Cedartown, Polk County, Georgia with two branches in Cedartown and one in Rockmart, Georgia. FNB Polk provides a full range of banking services in its primary market area of Polk and the surrounding counties. Peachtree is a commercial bank located in Maplesville, Chilton County, Alabama and operates one branch in Maplesville and one in Clanton, Alabama. The Company considers its banking services to represent a single reporting segment.

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

The Company’s subsidiaries are required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits. The total of those reserve balances was approximately $5,613,000 and $4,191,000 at December 31, 2006 and 2005.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as available for sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income, net of the related deferred tax effect. Equity securities, including restricted equity securities, without a readily determinable fair value are recorded at cost.

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

Loans

Loans are reported at their outstanding principal balances less unearned income, net deferred fees, and the allowance for loan losses. Loans held for sale are reported at the lower of cost or fair value, computed using outstanding commitments to sell loans. Interest income is accrued on the outstanding principal balance. Loan fees collected and certain costs incurred related to loan originations are deferred and amortized as an adjustment to interest income over the life of the related loans using a method that approximates a constant yield. Deferred fees and costs are recorded as an adjustment to loans outstanding.

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

Upson services mortgage loans that it originates and sells to the Federal Home Loan Mortgage Corporation (“Freddie Mac”). Upson’s servicing obligations include receiving payments, maintaining escrow accounts and paying hazard insurance, mortgage insurance, and taxes from such accounts, collecting past due fees, resolving payment problems and disputes, generating coupon payment books, and reporting loan balances to the Freddie Mac each month. Upson normally receives servicing fees of one quarter of one percent (.0025) of the outstanding loan balance of the loan servicing portfolio from the Freddie Mac. Upson accounts for loan servicing revenues by booking such revenues as they are received. The Company amortizes mortgage servicing rights over the estimated life of the loans.

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

Allowance for Loan Losses (Continued)

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

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives is as follows:

Building and improvements	20–40 Years
Leasehold improvements	5–10 Years
Furniture and equipment	5–10 Years
Computer and software	3–5 Years

Other Real Estate Owned

Other real estate owned represents properties acquired through or in lieu of loan foreclosure and is initially recorded at fair value less estimated costs to sell. Any write-down to fair value at the time of transfer to other real estate owned is charged to the allowance for loan losses. Costs of improvements are capitalized, whereas costs relating to holding other real estate owned and subsequent adjustments to the value are expensed. The carrying amount of other real estate owned at December 31, 2006 and 2005 was $206,000 and $330,000.

Intangible Assets

Intangible assets consist of goodwill and core deposit premiums acquired in connection with business combinations. The core deposit premium is initially recognized based on a valuation performed as of the consummation date. The core deposit premium is amortized over the average remaining life of the acquired customer deposits, normally 8 to 12 years, using an accelerated or straight-line method, depending on the results of the initial valuation of the specific intangibles. Intangible assets are tested annually for potential impairment. No impairment loss was required in 2006, 2005 or 2004.

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. A valuation allowance may be recorded to reduce net deferred tax assets if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Such valuation allowances were not required as of December 31, 2006 or 2005.

Stock-Based Compensation

At the Company’s annual shareholders’ meeting held May 12, 2005, shareholders approved the adoption of the SouthCrest Financial Group, Inc. 2005 Stock Incentive Plan (the “Stock Incentive Plan”), which provides for up to 549,000 shares of the Company’s stock to be awarded in the form of stock options.

The Company adopted SFAS No. 123(R), Accounting for Stock-Based Compensation, on January 1, 2006 which requires that the estimated fair value of such equity instruments be recognized as expense as services are performed.

Prior to the adoption of SFAS No. 123(R), the Company recorded stock option expense under the intrinsic method; accordingly, no compensation expense was recognized if the exercise price of the stock option was equivalent to the market price of the Company’s common stock on the date of grant. If under SFAS 123(R), the Company determined compensation costs based on the fair value at the grant date for its stock options, net income and earnings per share for the years ended December 31, 2005 and 2004 would have been reduced to the following pro forma amounts:
	2005	2004
	(Dollars In Thousands Except Per Share Amounts)
Net income as reported	$4,844	$3,857
Additional expense had the Company adopted SFAS 123	(622)	—
Related tax benefit	235	—
Proforma net income	$4,457	$3,857

Basic and diluted earnings per share
- As reported	$1.36	$1.51
- Pro Forma	1.25	1.51

Responsive to its plan of implementation of SFAS No. 123(R) and consistent with the Company’s long-term compensation strategies, the Board of Directors of the Company approved the granting of 183,500 stock options in the fourth quarter of 2005, of which 104,000 were vested in 2005. The decision to vest these options in 2005 was partially made to reduce non-cash compensation expenses that would have been otherwise recorded in future periods following the application of SFAS No. 123(R). Such non-cash compensation expense would have aggregated approximately $622,000 over a period of future years. The vesting of such options is reflected in the 2005 pro forma net income disclosure and related pro forma earnings per share data.  A tax benefit is assumed because the stock options that vested in 2005 are not tax qualifying.

Profit-Sharing Plan

Profit-sharing plan costs are based on a percentage of individual employee’s salary, not to exceed the amount that can be deducted for Federal income tax purposes.

Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted-average number of shares of common stock outstanding. Diluted earnings per share would be computed by dividing net income by the sum of the weighted-average number of shares of common stock outstanding and dilutive potential common shares, such as outstanding stock options. Dilutive potential common shares are calculated in accordance with the treasury stock method, which assumes that proceeds from the exercise of all warrants and options are used to repurchase common stock at market value. The amount of shares remaining after the proceeds are exhausted represents the potentially dilutive effect of the securities. If the price at which the option may be exercised is greater than the average market price of the stock, then the option is assumed to be nondilutive and therefore is not included in the computation of diluted earnings per share. In 2005, the Company issued 183,500 options under the SouthCrest Financial Group, Inc. 2005 Stock Incentive Plan (the “Stock Incentive Plan”), and in 2006 issued an additional 7,900 options. The options granted were nondilutive for both 2005 and 2006. The Stock Incentive Plan is explained more fully in Note 10. The weighted average number of shares outstanding for the years ended December 31, 2006, 2005 and 2004 was 3,643,218, 3,572,720, and 2,545,724, respectively.

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. The Company’s only component of comprehensive income is unrealized gains and losses on available for sale securities.

Recent Accounting Standards

In December 2004, the FASB issued SFAS No. 123(R), Accounting for Stock-Based Compensation (SFAS No. 123(R)). SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS No. 123(R), only certain pro forma disclosures of fair value were required. The provisions of this Statement are effective for fiscal years beginning after December 15, 2005. Accordingly, the Company adopted effective January 1, 2006 resulting in additional compensation expense of $95,000 for the year ended December 31, 2006.

In March 2005, the SEC released Staff Accounting Bulletin (SAB) No. 107, Share- Based Payment, SAB No. 107 expresses views of the SEC staff regarding the application of SFAS No. 123(R). Among other things, SAB No. 107 provides interpretive guidance related to the interaction between SFAS No. 123(R) and certain SEC rules and regulations, as well as provides the staff’s view regarding the valuation of share-based payment arrangements for public companies. The Company adopted SAB No. 107 effective January 1, 2006.

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

Recent Accounting Standards (Continued)

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

SAB 108 establishes an approach that requires quantification of effects of the financial statement misstatements on the company’s financial statements and related disclosures. This dual approach requires consideration of the impact of financial statement misstatements using both the iron curtain and the rollover methods. SAB 108 permits companies to either restate prior period financial statements to reflect the dual approach method or to record the cumulative effect of initially applying the dual approach by adjusting the carrying value of assets and liabilities as of January 1, 2006 with an offsetting adjustment to the opening balance of retained earings.

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

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassification of Certain Items

Certain reclassifications to the prior year’s consolidated balance sheets and statements of income have been made to conform to current classification. These reclassifications have no impact on net income, stockholders’ equity, or cash flows from operations, investing activities, or financing activities as previously reported.

NOTE 2. BUSINESS COMBINATIONS AND NAME CHANGE

On October 31, 2006, the Company completed its merger with Maplesville Bancorp. (“Maplesville”), a Maplesville, Alabama based bank holding company and the parent company of Peachtree Bank (“Peachtree”). On September 30, 2004 the Company completed its merger with First Polk Bankshares, Inc., a bank holding company based in Cedartown, Georgia and the parent company of FNB Polk. At the completion of the merger with First Polk Bankshares, Inc., the Company changed its name from Upson Bankshares, Inc. to SouthCrest Financial Group, Inc.

In connection with the October 31, 2006 merger with Maplesville Bancorp., shareholders of Maplesville received approximately 371,135 shares of SouthCrest stock and $7,557,000 in cash. The merger was accounted for using the purchase method of accounting. Accordingly, results of operations for Peachtree Bank are included in the results of operations of SouthCrest prospectively from the date of merger, and the purchase price of $17.3 million, which included merger costs of $254,000, was allocated to the fair values of Maplesville’s assets and liabilities. As a result, the Company recorded a core deposit intangible of $1,052,000 and goodwill of $6,392,000. The core deposit intangible is being amortized on an accelerated basis over the estimated life of the deposits.

The following schedule presents pro forma information for revenues and net income as if the combination with Maplesville had occurred on January 1, 2005. Revenues include net interest income plus other income less proforma merger adjustments affecting revenues. Net income includes the net income of the two entities less the proforma affect of merger adjustments, including the amortization of intangibles:

(Dollars in thousands except per share amounts)	2006	2005
Revenues	$36,769	$30,716
Net Income	$6,220	$5,391
Earnings per share	$1.57	$1.37

When the Company completed its merger with First Polk Bankshares, Inc., the Company issued 1,484,029 shares of common stock in exchange for all the outstanding common shares of First Polk Bankshares, Inc. A stipulation to the merger agreement was that shareholders of both companies could elect to redeem their shares at a price of $16.00 per share, with the provision that the maximum aggregate amount of cash that would be paid to shareholders electing cash would be $1.5 million, or 93,750 shares. As a result, the number of shares exchanged for cash totaled 93,058 for a total of $1,488,928.

The merger was accounted for using the purchase method of accounting. Accordingly, results of operations for The First National Bank of Polk County are included in the results of operations of SouthCrest prospectively from the date of merger, and the purchase price of $23.7 million was allocated to the fair values of First Polk’s assets and liabilities. A resulting core deposit intangible of $2.4 million is being amortized on an accelerated basis with $551,000 expensed in the first year following consummation of the purchase declining to $252,000 in the second year and $199,000 in future years. The Company further recorded $2.7 million in goodwill in this purchase business combination.

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. BUSINESS COMBINATIONS AND NAME CHANGE (Continued)

The following schedule presents pro forma information for revenues and net income as if the combination with First Polk Bankshares had occurred on January 1, 2004. Revenues include net interest income plus other income less proforma merger adjustments affecting revenues. Net income includes the net income of the two entities less the proforma affect of merger adjustments, including the amortization of intangibles:

(Dollars in thousands except per share amounts)	2004

Revenues	$25,717
Net Income	$5,331
Earnings per share	$1.45

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition including subsequent adjustments to the allocation of purchase price (dollars in thousands):

Assets Acquired and Liabilities Assumed
 (Dollars in thousands)

	Maplesville	First Polk

Cash and due from banks	$8,497	$3,899
Federal funds sold	3,204	2,166
Interest bearing deposits in other banks	1,096	—
Securities available for sale	13,451	37,861
Restricted equity securities	121	32
Loans, net	33,229	98,016
Premises and equipment	1,500	3,980
Goodwill	6,392	2,665
Intangible assets	1,052	2,396
Other assets	2,925	3,484
Total assets acquired	$71,467	$154,499

Deposits	$52,030	$128,422
Other liabilities	2,416	2,333
Total liabilities assumed	54,446	130,755
Purchase price	$17,021	$23,744

The intangible assets acquired are core deposit intangibles and are being amortized over the estimated useful life of the deposit accounts with amortization expense being included in noninterest expense in the statement of income.

NOTE 3. SECURITIES

The amortized cost and fair value of securities are summarized as follows:

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale
December 31, 2006:
U.S. Government and agency
securities	$34,762	$34	$(263)	$34,533
State and municipal securities	11,079	7	(28)	11,058
Mortgage-backed securities	14,589	4	(395)	14,198
Equity securities	1,363	367	—	1,730
	$61,793	$412	$(686)	$61,519

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. SECURITIES (Continued)

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

December 31, 2005:
U.S. Government and agency
securities	$26,017	$—	$(436)	$25,581
State and municipal securities	4,024	—	(81)	3,943
Mortgage-backed securities	15,026	3	(434)	14,595
Equity securities	869	202	—	1,071
	$45,936	$205	$(951)	$45,190
Securities Held to Maturity
December 31, 2006:
U.S. Government and agency
securities	$22,216	$34	$(538)	$21,712
State and municipal securities	7,387	175	(5)	7,557
Mortgage-backed securities	36,665	25	(923)	35,767
Corporate bonds	1,000	—	—	1,000
	$67,268	$234	$(1,466)	$66,036
December 31, 2005:
U.S. Government and agency
securities	$25,185	$31	$(579)	$24,637
State and municipal securities	7,814	223	(19)	8,018
Mortgage-backed securities	44,322	41	(1,124)	43,239
Corporate bonds	1,000	—	—	1,000
	$78,321	$295	$(1,722)	$76,894

The amortized cost and fair value of securities held to maturity and securities available for sale as of December 31, 2006 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available For Sale		Securities Held To Maturity
(Dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$14,691	$14,545	$25	$25
Due from one to five years	26,547	26,422	3,219	3,230
Due from five to ten years	4,304	4,324	10,444	10,436
Due after ten years	1,662	2,030	16,915	16,578
Mortgage-backed securities	14,589	14,198	36,665	35,767
	$61,793	$61,519	$67,268	$66,036

Securities with a carrying value of $85,567,000 and $45,247,000 at December 31, 2006 and 2005, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. SECURITIES (Continued)

The following table shows the gross unrealized losses and fair value of securities, aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2006.

(Dollars in thousands)	Less Than 12 Months		12 Months or More		Total
Description of Securities	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. Government and
agency securities	$3,979	$(10)	$40,469	$(791)	$44,448	$(801)
State and municipal securities	2,325	(2)	4,110	(31)	6,435	(33)
Mortgage-backed securities	3,725	(10)	43,652	(1,308)	47,377	(1,318)
Total	$10,029	$(22)	$88,231	$(2,130)	$98,260	$(2,152)

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

These unrealized losses are considered temporary because of acceptable investment grades on each security, the likelihood of the market value increasing to the initial cost basis of the security, and the intent and ability of the Company to hold these securities until recovery of the market values. During the first quarter of 2005, the Company recorded an impairment charge of $600,000 on $2.5 million of Federal Home Loan Mortgage Corporation (“Freddie Mac”) and Federal National Mortgage Association (“Fannie Mae”) perpetual preferred stock. The reclassification of an unrealized mark-to-market loss on these securities to an other-than-temporary charge was based upon a detailed impairment analysis of these securities. Previous losses on the securities were recognized in the equity section of the balance sheet. The Company’s conclusion considered the duration and severity of the unrealized loss, the financial condition and near-term prospects of the issuers, and the likelihood of the market value of these instruments increasing to our initial cost basis within a reasonable period of time. During the third quarter of 2005, the Company initiated a plan to sell a portion of these securities in which the securities would be sold slowly in small blocks. Certain portions of this investment were sold during 2005, resulting in gains of $71,000 which is included in net gains on sale of securities available for sale.

In addition to the gain mentioned above, gain on sale of securities available for sale during 2005 also included a $249,000 gain realized on the sale of a common stock investment. The Company’s cost basis in that investment was $200,000.

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. LOANS

The composition of loans is summarized as follows:
	December 31,
(Dollars in thousands)	2006	2005

Commercial, financial, and agricultural	$23,996	$19,841
Real estate - construction	59,745	52,122
Real estate - mortgage	211,676	169,555
Consumer	33,690	31,567
Other	6,058	3,554
	335,165	276,639
Unearned income	(159)	(164)
Allowance for loan losses	(4,480)	(3,477)
Loans, net	$330,526	$272,998

At December 31, 2006, loans serviced for others totaled $79,680,000.

Changes in the allowance for loan losses are as follows:
	Years Ended December 31,
(Dollars in thousands)	2006	2005	2004

Balance, beginning of year	$3,477	$3,161	$1,825
Provision for loan losses	839	751	375
Loans charged off	(903)	(893)	(605)
Recoveries of loans previously charged off	436	458	305
Allowance acquired in business combination	631	—	1,261
Balance, end of year	$4,480	$3,477	$3,161

The following is a summary of information pertaining to impaired loans:

	As of and for the Years Ended December 31,
(Dollars in thousands)	2006	2005	2004

Impaired loans without a valuation allowance	$—	$—	$—
Impaired loans with a valuation allowance	479	232	190
Total impaired loans	$479	$232	$190
Valuation allowance related to impaired loans	$38	$35	$29
Average investment in impaired loans	$614	$323	$47

Interest income recognized on impaired loans for the years ended December 31, 2006, 2005 and 2004 was immaterial.

There were $479,000 and $232,000 loans on nonaccrual status at December 31, 2006 and 2005. Loans of $1,015,000 and $549,000 were past due ninety days or more and still accruing interest at December 31, 2006 and 2005, respectively.

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. LOANS (Continued)

In the ordinary course of business, the Company has granted loans to certain related parties, including executive officers, directors and their affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. Changes in related party loans for the year ended December 31, 2006 are as follows:

(Dollars in thousands)
Balance, beginning of year	$2,849
Advances	3,746
Repayments	(1,383)
Increase as a result of business combination	27
Balance, end of year	$5,239

NOTE 5. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:
	December 31,
(Dollars in thousands)	2006	2005
Land	$2,241	$1,912
Buildings	10,361	6,353
Construction in progress	1,284	1,991
Equipment	4,884	4,138
	18,770	14,394
Accumulated depreciation	(3,446)	(3,139)
	$15,324	$11,255

Construction in progress amounts relate to additions and renovations to Upson’s main office in Thomaston. The project was to be completed in two phases, with the first phase completed in the third quarter of 2006 and the second phase expected to be completed in the first quarter of 2007. The total cost of the project is expected to be approximately $5,500,000.

Leases:
In 2004 the Company leased a branch office location in Fayetteville, Georgia. The lease is for a term of five years. The Company has signed a lease for a second branch office in Fayette County, Georgia in a facility under construction. The lease is for a term of ten years.

Rental expense under all operating leases amounted to $91,000, $66,000 and $38,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Commitments for lease obligations are as follows:

(Dollars in thousands)
2007	$104
2009	141
2009	119
2010	76
2011	77
Thereafter	453
$970

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6.  INTANGIBLE ASSETS

Following is a summary of information related to intangible assets:

	As of December 31, 2006		As of December 31, 2005
(Dollars in thousands)	Gross Amount Carrying	Accumulated Amortization	Gross Amount Carrying	Accumulated Amortization
Goodwill	$9,213	$—	$2,665	$—
Core deposit intangible	$8,726	$(4,233)	$7,674	$(3,426)

Amortization expense was $807,000, $963,000 and $758,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

The estimated amortization expense in future years is as follows:

(Dollars in thousands)
2007	$881
2008	877
2009	848
2010	610
2011	312
Thereafter	965
$4,493

NOTE 7.  DEPOSITS

Deposits are as follows:

	December 31,
(Dollars in thousands)	2006	2005

Noninterest bearing deposits	$80,581	$60,157
Interest checking	72,386	62,007
Money market	56,461	54,411
Savings	35,542	35,053
Certificates of deposit	217,652	166,272
	$462,622	$377,900

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2006 and 2005 was $63,708,000 and $41,599,000, respectively. The scheduled maturities of time deposits at December 31, 2006 are as follows:

(Dollars In Thousands)
2007	$167,365
2008	24,207
2009	13,512
2010	6,520
2011	5,718
Thereafter	330
$217,652

Overdraft demand deposits reclassified to loans totaled $252,000 and $228,000 at December 31, 2006 and 2005, respectively.

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8.  BORROWED FUNDS

Other borrowed funds consist of the following:

(Dollars in thousands)	December 31,
	2006	2005
Short-term borrowed funds
Federal Home Loan Bank advances in varying maturities
from January 2006 to December 2006. Interest is payable monthly at
rates ranging from 4.23% to 4.95%.	$—	$15,000
Current portion of Federal Home Loan Bank advance with a maturity of
March 5, 2008. Interest is payable monthly at a rate of 6.25%. Principal
is due in semi-annual installments of $55,000.	110	110
Line of credit maturing June 30, 2006 secured by common stock of
subsidiary banks. Interest is payable quarterly at Prime minus 0.50%.	—	—
Total short-term borrowings	110	15,110

Long-term borrowed funds
Federal Home Loan Bank advance due January 30, 2009. Interest is
payable monthly at 5.05%.	5,000	—
Federal Home Loan Bank advance with a maturity of March 5, 2008.
Interest is payable monthly at a rate of 6.25%. Principal is due in
semi-annual installments of $55,000.	55	165
Line of credit maturing October 1, 2018 secured by common stock of subsidiary banks. Principal balance outstanding at October 16, 2008 shall be due in ten annual payments beginning October 1, 2009.
Interest is payable quarterly at Prime minus 0.50%.	780	—
Total long-term borrowings	5,835	165
Total borrowings	$5,945	$15,275

Contractual maturities of other borrowings as of December 31, 2006 are as follows:

(Dollars in thousands)
2007	$110
2008	55
2009	5,078
2010	78
2011	78
Thereafter	546
$5,945

Advances are collateralized by a blanket floating lien on qualifying first mortgages, pledges of certain securities and the Company’s Federal Home Loan Bank stock.

The terms of the line of credit require the maintenance of certain minimum capital levels and regulatory capital ratios, allowance for loan losses, and profitability ratios. The Company believes it is in compliance with such terms at December 31, 2006.

NOTE 9. EMPLOYEE BENEFIT PLANS

The Company maintains two defined contribution retirement plans (the “Plans”) for its officers and employees: the SouthCrest Financial Group, Inc. 401(k) and Profit-Sharing Plan (the “401(k) Plan”) and the SouthCrest Financial Group, Inc. Employee Stock Ownership Plan (the “ESOP”). Annually, the Company makes a determination of the total funds it will contribute to the Plans. Once determined, funds are first contributed to the 401(k) plan with the remainder contributed to the ESOP. For the years ended December 31, 2006, 2005, and 2004 the total funds contributed approximated 8% of compensation less amounts paid as incentives and bonuses.

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9.  EMPLOYEE BENEFIT PLANS (Continued)

401(k) and Profit Sharing Plan

The 401(k) Plan is available to all eligible employees, subject to certain minimum age and service requirements. For the year ended December 31, 2006, the Company contributed 6% of an employee’s compensation to the Plan without regard to an employee’s level of participation. For the years ended December 31, 2005 and 2004, the Company made a matching contribution of 75% of the first 8% of an employee’s contribution, for a maximum contribution of 6%. The contributions expensed were $391,000, $257,000 and $133,000 for the years ended December 31, 2006, 2005 and 2004, respectively. These expenses are included in salaries and employee benefits expense in the accompanying statements of income.

Employee Stock Ownership Plan

The ESOP is available to all eligible employees, subject to certain age and service requirements. For the years ended December 31, 2006, 2005 and 2004, the Company contributed $143,000, $220,000 and $135,000, respectively, to the ESOP. These expenses are included in salaries and employee benefits expense in the accompanying statements of income.

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

At December 31, 2006 and 2005, the ESOP held 42,773 shares of the Company stock. Shares held by the ESOP are considered outstanding for purposes of calculating the Company’s earnings per share.

Deferred Compensation Plan

The Company has a deferred compensation plan for death and retirement benefits for certain key officers. The estimated amounts to be paid under the compensation plan have been funded through the purchase of life insurance policies on the officers. The balance of the policy cash surrender values included in other assets at December 31, 2006 and 2005 is $12,521,000 and $4,569,000, respectively. Income recognized on the policies amounted to $340,000, $146,000 and $126,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The balance of deferred compensation included in other liabilities at December 31, 2006 and 2005 is $2,765,000 and $1,031,000, respectively. Expense recognized for deferred compensation amounted to $251,000, $325,000 and $112,000 for the years ended December 31, 2006, 2005 and 2004, respectively. In connection with its October 31, 2006 merger with Maplesville, the Company acquired bank-owned life insurance contracts with a fair value of $2,117,000 and assumed $1,483,000 in deferred compensation liabilities.

NOTE 10.  STOCK COMPENSATION PLAN

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, (“SFAS No. 123(R)”) which was issued by the Financial Accounting Standards Board in December 2004. SFAS No. 123(R) revises SFAS No. 123 Accounting for Stock Based Compensation (“SFAS 123”),” and supersedes APB No. 25, Accounting for Stock Issued to Employees, (“APB No. 25”) and its related interpretations. SFAS No. 123(R) requires recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements over the period the employee is required to perform the services in exchange for the award (presumptively the vesting period). SFAS No. 123(R) also requires measurement of the cost of employee services received in exchange for an award based on the grant-date fair value of the award. SFAS No. 123(R) also amends SFAS No. 95 Statement of Cash Flows, to require that excess tax benefits be reported as financing cash inflows, rather than as a reduction of taxes paid, which is included within operating cash flows.

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10.  STOCK COMPENSATION PLAN (Continued)

The Company adopted SFAS No. 123(R) using the modified prospective application as permitted under SFAS No. 123(R) accordingly, prior period amounts have not been restated. Under this application, the Company is required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption.

Prior to the adoption of SFAS No. 123(R), the Company used the intrinsic value method as prescribed by APB No. 25 and thus recognized no compensation expense for options granted with exercise prices equal to the fair market value of the Company’s common stock on the date of grant.

The Company maintains the SouthCrest Financial Group, Inc. 2005 Stock Incentive Plan (the “Stock Incentive Plan”), which provides for up to 549,000 shares of the Company’s stock to be awarded in the form of stock options. Both incentive stock options and non-qualified options may be granted under the Plan. The exercise price of each option equals the market price of the Company’s stock on the date of grant. The incentive stock options generally vest at the rate of 20% per year over five years, and expire after ten years from the date of grant. The Company immediately vested a grant of 104,000 stock options in 2005. At December 31, 2006, 392,100 shares remained available for future grant. Compensation cost that has been charged against income was approximately $95,000 for the year ended December 31, 2006. Because all options that are subject to expensing under SFAS No. 123(R) are tax qualifying, it is not expected that recognized compensation expense relating to these stock options will result in future tax benefits.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The Company granted 7,900 and 183,500 stock options during the years ended December 31, 2006 and 2005, respectively, with a fair value of $6.48 and $5.98, respectively, for each option. The following table presents the assumptions for the Black-Scholes model used in determining the fair value of options granted to employees in the December, 2006 and 2005:

	2006	2005

Dividend yield	2.16%	2.13%
Risk-free interest rate	4.58%	4.40%
Expected life	6.5 years	6.5 years
Volatility	26.34%	23.31%

A summary of activity in the Stock Incentive Plan is presented below:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding at January 1, 2005	—
Granted	183,500	$23.45
Exercised	—
Forfeited	—
Outstanding at December 31, 2005	183,500	$23.45
Granted	7,900	$23.10
Exercised	—
Forfeited	—
Outstanding at December 31, 2006	191,400	$23.44	9 years	$—

Options exercisable at
December 31, 2006	119,900	$23.45	9 years	$—

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10. STOCK COMPENSATION PLAN (Continued)

Since the inception of the Stock Incentive Plan, no options have been exercised. Because the end of period stock price was less than or equal to the exercise prices of options outstanding, the options outstanding and exercisable at December 31, 2006 had no intrinsic value. As of December 31, 2006, there was $431,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements, which is expected to be recognized over a weighted average life of 4.1 years.

Options outstanding at December 31, 2006 were as follows:

	Outstanding			Exercisable
Exercisable Price	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term

$23.10	7,900	$23.10	10 years	—	$23.10	10 years
$23.45	183,500	$23.45	9 years	119,900	$23.45	9 years
Total	191,400			119,900

The adoption of SFAS No. 123(R) and its fair value compensation cost recognition provisions are different from the nonrecognition provisions under SFAS No. 123 and the intrinsic value method for compensation cost allowed by APB No. 25. The impact of the adoption of SFAS No. 123(R) for the year ended December 31, 2006 is as follows:

(Dollars in thousands except per share amounts)

Income before income tax expense	$(95)
Net income	$(95)

Basic and diluted earnings per share	$(0.03)

NOTE 11.  INCOME TAXES

The components of income tax expense are as follows:

	Years Ended December 31,
(Dollars in thousands)	2006	2005	2004

Current
Federal	$2,764	$2,485	$1,832
State	323	253	97
Total Current	3,087	2,738	1,929
Deferred
Federal	(281)	(491)	(249)
State	(31)	(91)	(20)
Total Deferred	(312)	(582)	(269)
	$2,775	$2,156	$1,660

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11. INCOME TAXES (Continued)

The Company’s income tax expense differs from the amounts computed by applying the Federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	Years Ended December 31,
(Dollars in thousands)	2006	2005	2004

Tax provision at statutory rate	$2,907	$2,380	$1,876
State income taxes, net of Federal benefit	193	107	51
Tax-exempt income	(358)	(254)	(281)
Stock option compensation	33	—	—
Other	—	(77)	14
Income tax expense	$2,775	$2,156	$1,660

The components of deferred income taxes are as follows:

	Years Ended December 31,
(Dollars in thousands)	2006	2005

Deferred tax assets:
Loan loss reserves	$1,520	$1,138
Deferred compensation	696	389
Securities available for sale	103	246
Security impairment	136	136
Intangibles	674	623
	3,129	2,532
Deferred tax liabilities:
Intangibles	846	671
Mortgage servicing rights	142	—
Depreciation	448	432
	1,436	1,103
Net deferred tax asset	$1,693	$1,429

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

	December 31,
(Dollars in thousands)	2006	2005

Commitments to extend credit	$40,623	$36,529
Credit card commitments	9,125	8,329
Commercial letters of credit	741	272
	$50,489	$45,130

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

Eighty percent of the Company’s loan portfolio is concentrated in loans secured by real estate of which a substantial portion is secured by real estate in the Company’s primary market area. Accordingly, the ultimate collectibility of the loan portfolio is susceptible to changes in market conditions in the Company’s primary market area. The other significant concentrations of credit by type of loan are set forth in Note 4.

The Company, as a matter of policy, does not extend credit to any single borrower or group of related borrowers in excess of regulatory limits, or approximately $6,274,000 for Upson, $3,296,000 for FNB Polk, and $2,643,000 for Peachtree.

NOTE 14. REGULATORY MATTERS

The Company’s bank subsidiaries are subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2006, approximately $3,417,000 of retained earnings was available for dividend declaration without regulatory approval.

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

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14. REGULATORY MATTERS (Continued)

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Banks to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets, as defined, and of Tier I capital to average assets, as defined. Management believes, as of December 31, 2006 and 2005, the Company and the Banks met all capital adequacy requirements to which they are subject.

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

The Company and the Banks’ actual capital amounts and ratios are presented in the following table.
(Dollars in thousands)	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
As of December 31, 2006:
Total Capital to Risk Weighted Assets:
Consolidated	$60,069	15.97%	$30,089	8.00%	$	N/A	N/A
Bank of Upson	32,120	14.68%	17,505	8.00%		21,881	10.00%
FNB Polk County	21,975	20.19%	8,705	8.00%		10,882	10.00%
Peachtree Bank	6,167	12.83%	3,844	8.00%		4,805	10.00%
Tier I Capital to Risk Weighted Assets:
Consolidated	$55,555	14.77%	$15,044	4.00%	$	N/A	N/A
Bank of Upson	29,560	13.51%	8,752	4.00%		13,129	6.00%
FNB Polk County	20,614	18.94%	4,353	4.00%		6,529	6.00%
Peachtree Bank	5,574	11.60%	1,922	4.00%		2,883	6.00%
Tier I Capital to Average Assets:
Consolidated	$55,555	10.81%	$20,555	4.00%	$	N/A	N/A
Bank of Upson	29,560	9.85%	12,004	4.00%		15,005	5.00%
FNB Polk County	20,614	12.04%	6,849	4.00%		8,561	5.00%
Peachtree Bank	5,574	9.04%	2,465	4.00%		3,082	5.00%

As of December 31, 2005:
Total Capital to Risk Weighted Assets:
Consolidated	$51,408	17.57%	$23,410	8.00%	$	N/A	N/A
Bank of Upson	29,234	15.06%	15,532	8.00%		19,415	10.00%
FNB Polk County	21,306	21.74%	7,841	8.00%		9,801	10.00%
Tier I Capital to Risk Weighted Assets:
Consolidated	$48,025	16.41%	$11,705	4.00%	$	N/A	N/A
Bank of Upson	27,077	13.95%	7,766	4.00%		11,649	6.00%
FNB Polk County	20,080	20.49%	3,920	4.00%		5,880	6.00%
Tier I Capital to Average Assets:
Consolidated	$48,025	10.94%	$17,559	4.00%	$	N/A	N/A
Bank of Upson	27,077	9.81%	11,036	4.00%		13,796	5.00%
FNB Polk County	20,080	12.29%	6,534	4.00%		8,167	5.00%

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14. REGULATORY MATTERS (Continued)

As a result of the business combinations with Maplesville Bancorp in 2006 and First Polk Bankshares in 2004, the Company recorded additions to its capital representing the fair value of the shares issued to Maplesville and First Polk shareholders. For regulatory capital purposes, the Company, as well as Peachtree Bank and FNB Polk County, must deduct from its regulatory capital the net book value of any intangible assets recorded in connection with the merger. The effect of the purchase accounting adjustments on the regulatory capital calculations is included above.

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

Deposits: The carrying amount of demand deposits, savings deposits, and variable-rate certificates of deposit approximates fair value. The fair value of fixed-rate certificates of deposit is estimated based on discounted contractual cash flows using interest rates currently being offered for certificates of similar remaining maturities.

Federal Home Loan Bank Advances: The carrying amount of variable-rate and short-term advances approximates fair value. The fair value of fixed rate advances are estimated based on discounted contractual cash flows using the current incremental borrowing rates for similar type borrowing arrangements.

Note Payable: The carrying amount of variable rate notes payable approximates fair value.

Accrued Interest: The carrying amount of accrued interest approximates fair value.

Bank-Owned Life Insurance: The cash surrender value of bank-owned life insurance approximates its fair value.

Off-Balance Sheet Instruments: The carrying amount of commitments to extend credit and standby letters of credit approximates fair value. The carrying amount of the off-balance sheet financial instruments is based on fees charged to enter into such agreements.

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The estimated fair values and related carrying amounts of the Company’s financial instruments were as follows:

	2006		2005
(Dollars in thousands)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value

Financial assets:
Cash, due from banks, interest
bearing deposits at other financial
institutions, and federal funds sold	$34,311	$34,311	$24,266	$24,266
Securities	128,787	127,555	123,511	122,084
Restricted equity securities	2,029	2,029	2,270	2,270
Loans and loans held for sale, net	330,972	334,514	273,303	269,948
Accrued interest receivable	3,445	3,445	2,588	2,588
Bank-owned life insurance	12,581	12,581	4,569	4,569

Financial liabilities:
Deposits	462,622	463,143	377,900	376,635
Federal Home Loan Bank advances	5,165	5,162	15,275	15,281
Other borrowed funds	780	780	—	—
Accrued interest payable	2,875	2,875	1,502	1,502

NOTE 16. SUPPLEMENTAL FINANCIAL DATA

Components of other operating expenses in excess of 1% of revenue are as follows:
	Years Ended December 31,
	2006	2005	2004

Data processing fees	$667,000	$636,000	$336,000
Professional fees	439,000	477,000	333,000
Supplies	295,000	302,000	258,000
Director fees	370,000	343,000	202,000

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17. PARENT COMPANY FINANCIAL INFORMATION

The following information presents the condensed balance sheets of SouthCrest Financial Group, Inc. as of December 31, 2006 and 2005 and the statements of income and cash flows for each of the three years ended December 31, 2006:

CONDENSED BALANCE SHEETS

(Dollars in thousands)	2006	2005

Assets
Cash	$119	$458
Investment in subsidiaries	68,642	53,516
Securities available for sale	380	314
Other assets	297	152
Total assets	$69,438	$54,440

Liabilities, redeemable common stock and stockholders’ equity
Note payable	$780	$—
Other liabilities	115	$—

Redeemable common stock and stockholders’ equity
Redeemable common stock held by ESOP	988	984
Stockholders’ equity	67,555	53,456
Total liabilities, redeemable common stock and stockholders’ equity	$69,438	$54,440

CONDENSED STATEMENTS OF INCOME

(Dollars in thousands)	2006	2005	2004

Dividend income from subsidiaries	$9,120	$1,950	$2,452
Gain on securities available for sale	—	249	—
Total income	9,120	2,199	2,452
Interest expense	4	—	—
Other expense	750	484	95
Total expenses	754	484	95
Income before income taxes and equity in
undistributed income of subsidiaries	8,366	1,715	2,357
Income tax benefits	(250)	(83)	(36)
Income before equity in undistributed income
of subsidiaries	8,616	1,798	2,393
Equity in undistributed income (excess of
distributions over income) of subsidiaries	(2,842)	3,046	1,464
Net income	$5,774	$4,844	$3,857

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17. PARENT COMPANY FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	2006	2005	2004
OPERATING ACTIVITIES
Net income	$5,774	$4,844	$3,857
Adjustments to reconcile net income to net cash
provided by operating activities:
(Undistributed income) excess distributions
over income of subsidiaries	2,842	(3,046)	(1,464)
Gain on sale of securities available for sale	—	(249)	—
Stock option expense	95	—	—
Change in other assets	(167)	(89)	—
Change in other liabilities	115	(33)	—
Other operating activities	—	—	29
Net cash provided by operating activities	8,659	1,427	2,422

INVESTING ACTIVITIES
Proceeds from sale of securities available for sale	—	449	—
Cash paid in business combination	(7,987)	—	(305)
Net cash provided (used) by investing activities	(7,987)	449	(305)

FINANCING ACTIVITIES
Proceeds from other borrowings	6,280	1,500	—
Repayment of other borrowings	(5,500)	(1,500)	—
Common stock issued to ESOP	—	400	—
Common stock redeemed in business combination	—	—	(1,489)
Purchase of treasury stock	—	(192)	—
Dividends paid	(1,791)	(1,713)	(1,166)
Net cash used in financing activities	(1,011)	(1,505)	(2,655)

Net increase (decrease) in cash	(339)	371	(538)

Cash at beginning of year	458	87	625
Cash at end of year	$119	$458	$87

Noncash transactions:
Common stock issued in business combination	$9,464	$—	$23,744
Unrealized gain on securities available for sale	66	—	—

NOTE 18. SUBSEQUENT EVENT

On February 23, 2007, the Company entered into a definitive agreement to acquire Bank of Chickamauga (Chickamauga). The shareholders of Chickamauga will receive an aggregate of $18 million cash, less certain costs related to the termination of the Chickamauga defined benefit plan. The Agreement is subject to regulatory approval as well as approval by the Chickamauga shareholders, and is anticipated to close during the third quarter of 2007. Chickamauga maintains two offices in the City of Chickamauga. Chickamauga is located in Walker County, Georgia. At December 31, 2006, Chickamauga had approximately $68.0 million in assets, $50.6 million in deposits, and capital of $13.8 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND STOCKHOLDERS
SOUTHCREST FINANCIAL GROUP, INC.

We have audited the accompanying consolidated balance sheets of SouthCrest Financial Group, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of SouthCrest Financial Group, Inc. and subsidiaries for the year ended December 31, 2004 were audited by other auditors whose report dated February 18, 2005 expressed an unqualified opinion on those statements.

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

In our opinion, the 2006 and 2005 consolidated financial statements referred to above present fairly, in all material respects, the financial position of SouthCrest Financial Group, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Atlanta, Georgia
April 2, 2007