Form 10-K, Exhibit 13
period 2007-12-31
SOUTHCREST FINANCIAL GROUP INC
filed 2008-03-31
CIK 1279756

Exhibit 13.1

Selected Financial Data

The following tables present certain selected historical financial information for SouthCrest Financial Group, Inc. and subsidiaries. The data should be read in conjunction with the historical financial statements, including the notes thereto, and other financial information concerning the Company.

SouthCrest Financial Group, Inc. and Subsidiaries
Summary Financial Data
For the Periods Ended December 31,
(all dollars in thousands except per share amounts)
	2007	2006	2005	2004	2003
Income Statement
Net interest income	$22,552	$19,191	$17,469	$11,460	$9,130
Provision for loan losses	639	839	751	375	324
Net interest income after provision for loan losses	21,913	18,352	16,718	11,085	8,806
Other income	6,797	5,364	4,478	3,357	3,511
Other expense	19,634	15,167	14,196	8,925	7,592
Income taxes	2,776	2,775	2,156	1,660	1,390
Net income	6,300	5,774	4,844	3,857	3,335

Per Common Share
Basic and diluted earnings per share	$1.60	$1.58	$1.36	$1.52	$1.53
Cash dividends declared	$0.52	$0.50	$0.48	$0.46	$0.46
Dividend payout ratio	32.5%	31.4%	35.3%	30.3%	30.1%
Book value	$18.24	$17.09	$14.93	$14.21	$11.94
Average shares outstanding	3,946,689	3,643,218	3,572,904	2,545,724	2,182,421

Period End
Total loans	$374,054	$335,452	$276,475	$229,232	$123,187
Net loans	369,102	330,972	272,998	226,071	121,362
Earning assets (1)	534,108	483,653	410,897	374,684	237,239
Assets	606,009	544,017	450,848	407,512	256,205
Deposits	513,931	462,622	377,900	352,252	227,469
Stockholders' equity	71,721	67,555	53,456	50,740	26,045
Common shares outstanding	3,931,532	3,952,328	3,581,193	3,571,556	2,180,585

Average Balances
Loans	$353,581	$293,489	$249,394	$156,003	$119,676
Earning assets (1)	510,869	430,630	394,076	269,651	231,131
Assets	573,421	473,173	428,360	292,446	251,687
Deposits	483,484	397,637	366,877	256,035	222,463
Borrowed funds	10,829	12,960	4,695	580	1,892
Stockholders’ equity	69,677	57,456	52,125	33,062	25,014

Performance Ratios
Return on average assets	1.10%	1.22%	1.13%	1.32%	1.32%
Return on average stockholders' equity	9.04%	10.05%	9.29%	11.67%	13.33%
Net interest margin	4.41%	4.46%	4.43%	4.25%	3.95%
Average equity to average assets	11.81%	12.15%	12.17%	11.31%	9.94%
Average loans to average deposits	73.13%	73.81%	67.98%	60.93%	53.79%

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

Investment Securities. Investment securities are classified into three categories. Debt securities that we have the intent and ability to hold to maturity are classified as “held-to-maturity securities” and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as “trading securities” and reported as fair value, with unrealized gains and losses included in earnings. Debt securities not classified as either held-to-maturity securities or trading securities and equity securities not classified as trading securities are classified as “available-for-sale securities” and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income. We did not have any securities classified as trading securities as of December 31, 2007 or 2006.

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

Management conducts regular reviews to assess whether the values of our investments are impaired and if any impairment is other than temporary. If we determine that the value of any investment is other than temporarily impaired, we record a charge against earnings in the amount of the impairment. The determination of whether other than temporary impairment has occurred involves significant assumptions, estimates and judgments by management. Changing economic conditions — global, regional or related to industries of specific issuers — could adversely affect these values. Impairment losses recognized for securities totaled $-0-, $-0-, and $600,000 for the years ending December 31, 2007, 2006, and 2005.

Recent Accounting Pronouncements

Information regarding accounting pronouncements affecting future periods are summarized in Note 1, “Summary of Significant Accounting Policies” on page F-11.

Business Combinations

On July 1, 2007, the Company completed its acquisition of Bank of Chickamauga (“Chickamauga”).  Under terms of the agreement, the shareholders of Chickamauga were to receive approximately $18 million cash, less certain costs related to the merger and the termination of the Chickamauga defined benefit plan.  The Chickamauga shareholders received $17.2 million in cash with an additional $687,000 being placed in a reserve account to fund the costs related to terminating the Chickamauga defined benefit plan that are in excess of the $568,500 that was accrued by  Chickamauga as a liability to the pension plan.  The reserve account is recorded as a liability in the financial statements.  Any funds remaining after the termination of the defined benefit plan will be distributed to the Chickamauga shareholders, which will increase the purchase amount recorded at acquisition.  The timing of the plan termination is dependent on approval by the Internal Revenue Service.  Management anticipates that the termination of the plan could occur in the second or third quarter of 2008.

The merger was accounted for under the purchase method of accounting. Accordingly, results of operations for Bank of Chickamauga are included in the results of operations of SouthCrest prospectively from the date of merger, and the purchase price of $17.35 million, which includes merger costs of $150,000 but does not include the $687,000 reserve established for the defined benefit plan termination, was allocated to the fair values of Chickamauga’s assets and liabilities.  As a result, the Company recorded a core deposit intangible of $715,000 and goodwill of $5,198,000.  The core deposit intangible is being amortized on an accelerated basis over the estimated life of the deposits.  Because of the uncertainty of the final disposition of the defined benefit plan and the resulting distribution from the reserve account, the purchase price and the resulting allocation have not been finalized.

Statement of Position 03-03, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (“SOP 03-03”) addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality.  It includes loans acquired in purchase business combinations.  The SOP does not apply to loans originated by the entity.  At July 1, 2007 the Company identified $559,000 in loans to which the application of the provisions of SOP 03-03 was required.  The carrying amount of these loans was reduced to $376,000 at July 1, 2007, representing a nonaccretable adjustment of $183,000.  Because the Company could not reasonably estimate cash flows expected to be collected from these loans, interest income is only recognized when cash payments are received on such loans.  The purchase accounting adjustments reflect a reduction in loans for $183,000 related to Chickamauga’s impaired loans, thus reducing the carrying value of these loans to $376,000 as of July 1, 2007.  At December 31, 2007, the carrying value of these loans had been reduced to $366,000 due to cash payments received from the borrowers.  Interest income recognized on such loans is not material for the six month period ended December 31, 2007.

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

The mergers with Chickamauga and Maplesville are summarized in Note 2, “Business Combinations” in the Notes to Consolidated Financial Statements on page F-13.

Results of Operations for the Years Ended December 31, 2007, 2006 and 2005

Net income for 2007 was $6,300,000 or $1.60 per share compared to net income of $5,774,000 or $1.58 per share for 2006, an increase of $526,000 or 9.1%.    The primary reasons for the increase in net income in 2007 relate to the inclusion of the results of operations of Peachtree Bank for a full year in 2007 compared to two months in 2006 as that merger was completed on October 31, 2006, and the inclusion of six months of operations for Bank of Chickamauga as that merger was completed on July 1, 2007.

For 2006, net income was $5,774,000 or $1.58 per share compared to net income of $4,844,000 or $1.36 per share for 2005, an increase of $930,000 or 16.9%.  The primary reasons for the increase in net income were an increase in net interest income of $1,722,000 and an increase in other income of $886,000.

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

Table 1 below presents various components of assets and liabilities, interest income and expense as well as their yield/cost for the fiscal years ended 2007, 2006 and 2005. In this table, amounts related to average balances and interest income and interest expense for Chickamauga and Peachtree are included prospectively from the dates of their respective mergers:

Table 1.  Average Consolidated Balance Sheets and Net Interest Income Analysis
For the Years Ended December 31,
(Dollars in thousands)

	For the Years Ended December 31,
	2007			2006			2005
	Average Balances (1)	Income/ Expense	Yields/ Rates	Average Balances (1)	Income/ Expense	Yields/ Rates	Average Balances (1)	Income/ Expense	Yields Rates

Loans	$353,581	$29,455	8.33%	$293,489	$23,314	7.94%	$249,394	$17,943	7.19%
Taxable securities	118,846	5,695	4.79%	111,511	4,859	4.36%	121,260	5,041	4.16%
Nontaxable securities(2)	21,398	830	3.88%	12,492	551	4.41%	12,271	557	4.54%
Federal funds sold	10,207	497	4.87%	9,569	509	5.32%	6,642	195	2.94%
Interest bearing deposits in banks	6,837	382	5.59%	3,569	191	5.35%	4,509	157	3.48%
Total earning assets	510,869	36,859	7.21%	430,630	29,424	6.83%	394,076	23,893	6.06%
Cash and due from banks	13,930			12,987			10,861
Allowance for loan losses	(4,861)			(3,832)			(3,265)
Other assets	53,483			33,388			26,688
Total	$573,421			$473,173			$428,360

Interest bearing demand (3)	$132,690	$2,461	1.85%	$116,232	$1,900	1.63%	$116,852	$1,242	1.06%
Savings	40,163	293	0.73%	34,454	211	0.61%	36,845	193	0.52%
Certificates of deposit	231,194	10,927	4.73%	183,650	7,497	4.08%	154,857	4,774	3.08%
Total interest bearing deposits	404,047	13,681	3.39%	334,336	9,608	2.87%	308,554	6,209	2.01%
Borrowed funds	10,829	626	5.78%	12,960	625	4.82%	4,695	215	4.58%
Total interest bearing liabilities	414,876	14,307	3.45%	347,296	10,233	2.95%	313,249	6,424	2.05%
Noninterest bearing demand deposits	79,437			63,301			58,323
Other liabilities	8,427			4,095			4,030
Redeemable common stock held by ESOP	1,004			1,025			633
Stockholders' equity	69,677			57,456			52,125
Total	$573,421			$473,173			$428,360
Net interest income		$22,552			$19,191			$17,469
Net interest yield on earning assets			4.41%			4.46%			4.43%
Net interest spread			3.76%			3.88%			4.01%
 (1)  Daily averages
 (2)  Tax-equivalent yields are not provided as effect is deemed immaterial.
 (3)  Includes money market accounts

Table 2 presents a Rate/Volume Analysis of Net Interest Income. For each category of interest earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) change in volume (change in volume multiplied by old rate); (2) change in rate (change in rate multiplied by old volume); and (3) a combination of change in rate and change in volume. The changes in interest income and interest expense attributable to both volume and rate have been allocated proportionately on a consistent basis to the change due to volume and the change due to rate.

Table 2.  Changes In Interest Income and Expense
(Dollars in thousands)

	2007 Compared to 2006			2006 Compared to 2005
	Increase (Decrease) Due to Changes In			Increase (Decrease) Due to Changes In
	Volume	Rate	Total	Volume	Rate	Total

Loans	$4,952	$1,189	$6,141	$3,378	$1,993	$5,371
Taxable securities	335	501	836	(418)	236	(182)
Nontaxable securities	352	(73)	279	10	(16)	(6)
Federal funds sold	33	(45)	(12)	111	203	314
Interest bearing deposits in banks	182	9	191	(38)	72	34
Total earning assets	5,854	1,581	7,435	3,043	2,488	5,531
Interest bearing demand	287	274	561	(7)	665	658
Savings	38	44	82	(13)	31	18
Certificates of deposit	2,123	1,307	3,430	992	1,731	2,723
Total deposits	2,448	1,625	4,073	972	2,427	3,399
Borrowed funds	(112)	113	1	398	12	410
Total interest bearing liabilities	2,336	1,738	4,074	1,370	2,439	3,809
Net interest income	$3,518	$(157)	$3,361	$1,673	$49	$1,722

Net interest income increased $3,361,000, or 17.5%, to $22,552,000 for 2007.  Interest income increased $7,435,000 due mostly to an increase of $6,141,000 in interest income on loans.  The average balance outstanding of loans during 2007 increased $60.1 million over 2006 of which $51 million resulted from the addition of Peachtree and Chickamauga, and this growth contributed approximately $4,952,000 to the increase in interest income earned on loans.  The average yield earned on loans increased from 7.94% in 2006 to 8.33% in 2007 primarily due to a 20 basis point increase in the average prime rate for 2007 over 2006.  In addition, the inclusion of Peachtree and Chickamauga also increased the yield as the average yield of the loan portfolios of these banks for 2007 was 8.70%.  The total increase in yield for 2007 accounted for approximately $1,189,000 of the increase in interest income on loans.  The increase in interest income was partially offset by an increase in interest expense of $4,074,000.  The primary reason for the increase in interest expense is the increase of $3,430,000 in interest on certificate accounts.   The growth in the average balance of these accounts of $47.5 million accounted for $2,123,000 of the increase in interest expense, and the increase in rate from 4.08% for 2006 to 4.73% for 2007 accounted for $1,307,000 of the increase in interest expense on certificates.  The increase in the average rate paid on certificate accounts results from competition for this type of deposit in the markets served by the Company.  In general, the growth in the loan portfolio has been funded with certificate accounts.  In 2007, certificates represented 55.7% of interest bearing liabilities compared to 52.9% in 2006.

In 2006, net interest income increased $1,722,000 to $19,191,000.  Of this amount, $420,000 relates to the inclusion of Peachtree for the final two months of the fiscal year.  Interest income increased $5,531,000 due primarily to an increase of $5,371,000 in interest income earned on loans.  Of this increase in income earned on loans, $3,378,000 relates to the growth in the average balances outstanding of $44.1 million in 2006 over 2005.  In addition, the average rate earned on loans increased from 7.19% in 2005 to 7.94% in 2006.  This increase in yield accounts for an increase of $1,993,000 in interest income on loans.  The increase in interest income was offset by an increase in interest expense of $3,809,000.  The growth experienced in the Company’s loan portfolio was funded primarily by increases in certificates of deposit and other borrowed funds.  As a result, the average rate paid on all interest bearing liabilities increased from 2.05% in 2005 to 2.95% in 2006.

For 2007, the net interest yield on earning assets was 4.41% compared to 4.46% earned in 2006 and 4.43% in 2005.  The average yield on earning assets was 7.21% in 2007 compared to 6.83% in 2006 and 6.06% in 2005, while the average rate paid on interest bearing liabilities was 3.45% for 2007, 2.95% for 2006, and 2.05% in 2005.  The increases in the average yield on earning assets relates to the increase in loans as a percentage of total earning assets from 63.2% in 2005 to 68.2% in 2006 and 69.2% in 2007 coupled with the increased average market interest rates in the respective 2007 and 2006 periods.  Loans generally earn a higher rate of interest than other earning assets.  In addition, as a result of increases in interest rates during the year, the average yield earned on loans increased from 7.19% in 2005 to 7.94% in 2006 and 8.33% in 2007.  These average yields are higher than that earned on taxable securities of 4.36% earned in 2006 and 4.79% earned in 2007.  The increase in the average rate paid on interest bearing liabilities is primarily the result of increases in rates paid on certificates of deposit, which increased from 3.08% for 2005 to 4.08% for 2006 and 4.73% in 2007.

Provision for Loan Losses. The provision for loan losses for 2007 was $639,000 compared to $839,000 for 2006 and $751,000 provided in 2005. In 2007, the Company charged-off loans, net of recoveries, totaling $531,000 or 0.15% of average loans outstanding compared to net chargeoffs in 2006 of $467,000, or 0.16% of average loans outstanding,  and net chargeoffs in 2005 of $435,000, or 0.17% of average loans.

The provision for loan losses is determined primarily by management’s evaluation concerning the level of the allowance for loan losses. For further discussion, refer to the discussion below titled “Allowance for Loan Losses.”

Other Income. Total other income in 2007 was $6,797,000 compared to $5,364,000 in 2006, an increase of $1,433,000 or 26.7%.  Other income in 2005 was $4,478,000.

Service charges (including NSF and overdraft charges) on deposit accounts were $3,846,000 in 2007 compared to $3,304,000 in 2006 and $3,264,000 for 2005, an increase of $542,000 or 16.4%.  As a percent of the average balances of interest-bearing checking and noninterest-bearing checking accounts, these service charges were 2.50% of such accounts for 2007, 2.64% for 2006 and 2.70% for 2005.  In 2007, NSF fee income increased  $67,000.  Generally, these service charges have declined due to customers maintaining higher balances which enable them to avoid such fees and charges.

Other service charges were $1,336,000 in 2007 compared to $1,104,000 in 2006 and $930,000 in 2005, an increase of $232,000 in the current year.  Of the increase from 2006 to 2007, $74,000 relates to increased fee income from debit cards.  Of the increase from 2005 to 2006, $120,000 relates to increased fees from debit cards.

The net gain on the sale of loans was $416,000, $159,000, and $148,000 for 2007, 2006, and 2005, respectively.  The gain in 2007 includes $266,000 in the recognition of mortgage servicing rights.  Mortgage volume was $12.3 million, $15.2 million, and $13.5 million for 2007, 2006, and 2005, respectively.  The average profit margin on loans sold improved in 2007 in a more steady mortgage interest rate environment.

Income from bank-owned life insurance was $594,000, $340,000, and $146,000 for the years ended December 31, 2007, 2006, and 2005, respectively, which represents increases of $254,000 in 2007 and $194,000 in 2006.  The increases in 2006 relate to purchases of $5.5 million while the increases in 2007 relate primarily to bank-owned life insurance policies assumed in the acquisitions of Peachtree and Chickamauga.   The weighted average earnings yields earned on these policies were 4.13%, 4.34%, and 3.27% for 2007, 2006, and 2005, respectively.

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

In addition to the gain mentioned above, gain on sale of securities available for sale in 2005 also included a $249,000 gain realized on the sale of a common stock investment.  The Company’s cost basis in that investment was $200,000.   In 2005, the Company also recorded a $184,000 loss on the disposal of equipment related to data processing equipment and software that was rendered obsolete as a result of our consolidation of computer systems in November, 2005.

The following table provides information about our other income.

Table 3.  Summary of Other Income
(Dollars in thousands)

	2007	2006	2005

Service charges on deposits	$1,004	$529	$416
NSF and overdraft charges	2,842	2,775	2,848
Other service charges	1,336	1,104	930
Net gain on sale of loans	416	159	148
Income from bank-owned life insurance	594	340	146
Impairment charge on investments	-	-	(600)
Gain on sale of securities available for sale	-	-	320
Loss on disposal of assets	-	-	(184)
Other operating income	605	457	454
	$6,797	$5,364	$4,478

Other Expenses.  For 2007, other expenses were $19,634,000, an increase of $4,467,000 or 29.5% over 2006 expenses of $15,167,000.  Approximately $2,874,000 of the increase in 2007 relates to the acquisition of Peachtree and Chickamauga.  Total expenses in 2006 increased $971,000 over 2005 expenses of $14,196,000.  The largest component of other expenses, salaries and benefits, increased $2,470,000 from 2006 to $10,543,000.  In 2006, salaries and benefits increased $776,000 to $8,073,000.  In addition to the increases caused by the acquisitions of Peachtree and Chickamauga, the Company added staffing in anticipation of opening the new branch in Tyrone, Georgia.  In 2006, salaries and benefits increased $776,000 over 2005, the largest component of the which was an increase of $321,000 in incentive compensation related to the increase in profits for the year.

At the Company’s annual shareholders’ meeting held May 12, 2005, shareholders approved the adoption of the SouthCrest Financial Group, Inc. 2005 Stock Incentive Plan (the “Plan”), which provides for up to 549,000 shares of the Company’s stock to be awarded in the form of stock options. In December, 2005 the Company awarded 183,500 stock options to officers of the Company and the Banks.  Prior to 2006, the Company had elected to follow APB Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its employee stock options.  Accordingly, no compensation expense was recognized in the Company’s consolidated financial statements because the exercise price of the options equaled the market price of the Company’s common stock on the date of grant.  In December 2004, the FASB issued SFAS No. 123(R), Accounting for Stock-Based Compensation (SFAS No. 123(R)), which the Company adopted in 2006.  SFAS No. 123(R) requires that the fair value of equity instruments such as stock options be recognized as an expense in the historical financial statements as services are performed.   Of the 183,500 options awarded in 2005, 104,000 were exercisable immediately while 79,500 will vest over a five year period beginning in 2006 and will therefore be subject to the expensing requirements under SFAS 123(R).  The Company also awarded 7,900 stock options in December 2006 which will be subject to the requirements of SFAS 123(R).  The Company recorded compensation expenses of $106,000 and $95,000 in 2007 and 2006, respectively relating to  stock options.  No tax benefit was recorded because all of the related stock options were considered tax qualifying.  The accounting implications of the stock option plan are more fully explained in Notes 1 and 10 of Notes to Consolidated Financial Statements.

Equipment and occupancy expenses increased $477,000 in 2007 and $84,000 in 2006.  The addition of Peachtree and Chickamauga accounts for $240,000 of the increase in 2007.  Depreciation expense increased $273,000 in 2007 of which $97,000 results from the acquisitions.  Amortization of intangibles increased $119,000 in 2007 due to the addition of Peachtree and Chickamauga, but decreased $156,000 in 2006 due to reduced amortization of the core deposit intangible recorded in connection with the merger with FNB Polk.  Other operating expenses increased $1,401,000 in 2007 and $267,000 in 2006.  The addition of Peachtree and Chickamauga accounted for $889,000 of the increase in 2007.  In 2007, the Company recorded losses on the sale of OREO totaling $138,000.

Other expenses amounted to 3.42% of average assets in 2007 compared to 3.21% of average assets in 2006 and 3.31% in 2005. The following table provides information about our other expenses.

Table 4.  Summary of Other Expenses
(Dollars in thousands)

	2007	2006	2005

Salaries and benefits	$10,543	$8,073	$7,297
Equipment and occupancy	2,120	1,650	1,559
Amortization of intangibles	926	807	963
Professional fees	620	439	477
Postage and supplies	692	527	513
Telephone	325	197	187
Advertising	337	261	130
Director fees	409	370	343
Data processing expenses	1,454	1,222	1,087
Other operating expenses	2,208	1,621	1,640
	$19,634	$15,167	$14,196

In the table above, professional fees increased $181,000 in 2007 of which $104,000 is attributable to the addition of Peachtree and Chickamauga.  Postage and supplies increased $165,000 of which $141,000 is attributable to Peachtree and Chickamauga.  Advertising increased $76,000 of which $40,000 relates to Peachtree and Chickamauga.  Director fees increased $39,000 because of Peachtree and Chickamauga.  Data processing fees, which include ATM expenses, increased $232,000 and telephone expenses increased $128,000, primarily as a result of the acquisitions.

Income Tax Expense. Income tax expense in 2007 was $2,776,000 compared to $2,775,000 in 2006 and  $2,156,000 in 2005. The Company’s effective tax rate was 30.6% for 2007 compared to 32.5% for 2006 and 30.8% for 2005. The decline in the effective tax rate from 2006 to 2007 results from the addition of Peachtree and Chickamauga, as both banks have higher levels of tax exempt income relative to pretax income than do Upson and FNB Polk.  The Company’s effective tax rate is lower than statutory tax rates due primarily to certain elements of income that are not subject to taxation, such as the Banks’ earnings from tax-exempt securities and income on bank-owned life insurance.

FINANCIAL CONDITION

Management regularly monitors the financial condition of the Company in order to protect depositors, monitor asset quality and increase current and future earnings. At December 31, 2007 total assets were $606.0 million compared to $544.0 million at December 31, 2006, an increase of $62.0 million of which $73.3 million is attributable to the acquisition of Chickamauga.   The loan portfolio grew from $335.4 million at December 31, 2006 to $374.0 million at December 31, 2007, an increase of $38.6 million of which $26.7 is the result of the addition of Chickamauga.

Securities available for sale increased $17.7 million to $79.2 million of which $24.0 million relates to the acquisition of Chickamauga.  Excluding the impact of Chickamauga, securities available for sale declined by $6.4 million.  Securities held to maturity declined $8.4 million to $58.9 million.

Fixed assets increased $2.8 million to $18.1 million at December 31, 2007.  The addition of Chickamauga  accounted for $0.9 million of the increase.  The remainder of the increase relates primarily to three projects:  the completion of a project in which Bank of Upson rebuilt its main office in Thomaston, Georgia, increasing its size from 16,000 to 26,000 square feet; leasehold improvements at a new SouthCrest Bank branch in Tyrone, Georgia; and a new project undertaken in the fourth quarter of 2007 to build a 12,500 square foot operations center in Thomaston to house the Company’s computer center.

Deposits increased $51.3 million, from $462.6 million at December 31, 2006 to $513.9 million December 31, 2007.  The addition of Chickamauga accounted for $49.7 million of this increase.  Noninterest bearing deposits increased $104,000, interest-bearing checking accounts increased $11.4 million, savings accounts increased $6.5 million, and certificate accounts increased $34.2 million.  Money market accounts declined $774,000.  Federal Home Loan Bank advances declined $2.1 million.  In December 2007, the Company used some of its excess funds to prepay a $5.0 million advance maturing in 2009.  Other borrowed funds relate to a line of credit maintained by the holding company, which increased $5.8 million due to the acquisition of Chickamauga.

Stockholders’ equity increased $4.2 million due primarily to net income retained of $6.3 million less cash dividends of $2.1 million.  Equity also increased by $721,000 due to increases in the fair value of securities available for sale, net of deferred taxes.

The Company provides an Employee Stock Ownership Plan (“ESOP”) for its employees.  Because the ESOP provides for the participants to have the option to diversify their account balances or to receive all or a portion of their account balance in cash upon termination, accounting rules require that the fair value of allocated shares held by the ESOP be classified on the balance sheet as a liability and therefore reflected as a reduction of retained earnings.  The ESOP owned 67,054 and 42,773 shares at December 31, 2007 and 2006, respectively, and the fair values of these shares were $1,091,000 and $988,000 at those dates.  In the fourth quarter of 2007, the ESOP purchased 15,880 shares of stock which was funded by a $349,000 loan from the Company.  The loan carries interest at Prime minus 0.50% and is for a term of fifteen years.  The current balance of the loan is carried as a reduction of stockholders’ equity.

Securities. As of December 31, 2007, investment securities comprised 22.8% of the Company’s total assets compared to 23.7% at December 31, 2006, while federal funds sold and interest-bearing deposits in banks comprised approximately 3.3% of total assets at December 31, 2007 and 3.2% of total assets at December 31, 2006.  As the Company’s loan portfolio has grown, investment securities and other earning assets represent a smaller portion of the Company’s balance sheet.

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

Table 5.  Composition of Securities Portfolio

	As of December 31,
	2007	2006	2005
	(Dollars in thousands)
Securities held to maturity (at amortized cost):
U.S. Treasuries and Agency bonds	$20,289	$22,216	$25,185
State and municipal bonds	6,773	7,387	7,814
Mortgage backed securities	30,823	36,665	44,322
Corporate bonds	1,000	1,000	1,000
Total securities held to maturity	58,885	67,268	78,321

Securities available for sale (at estimated fair value):
U.S. Treasuries and Agency bonds	30,555	34,533	25,580
State and municipal bonds	18,226	11,058	3,945
Mortgage backed securities	28,601	14,198	14,594
Equity securities	1,826	1,730	1,071
Total securities available for sale	79,208	61,519	45,190

Total securities	$138,093	$128,787	$123,511

The decline in held to maturity securities is the result of maturities and monthly principal payments received on mortgage-backed securities being in excess of securities purchased. In 2006 and 2007, these principal reductions were used to fund increases in the loan portfolio.  The increase in securities available for sale from 2006 to 2007 is the result of securities acquired in the addition of Chickamauga.  The following table indicates, at December 31, 2007, the Company’s security portfolio segregated by major category with maturity and average yields presented:

Table 6.  Maturity of Securities Portfolio
(Dollars in Thousands)

	Within One Year		One to Five Years		Five to Ten Years		Over Ten Years		Total
	$	%	$	%	$	%	$	%	$	%

U.S. Government Agencies	$12,789	4.57%	$16,609	5.03%	$8,467	5.13%	$12,978	4.58%	$50,843	4.82%
State and municipal bonds (1)	3,549	4.54%	7,080	4.23%	7,486	4.11%	6,885	5.09%	25,000	4.48%
Mortgage-backed securities (2)	734	3.94%	5,889	4.17%	11,702	4.39%	41,099	5.04%	59,424	4.81%
Other securities (3)	-	0.00%	401	8.02%	1,000	6.25%	1,425	5.88%	2,826	6.31%
Total	$17,072	4.53%	$29,979	4.71%	$28,655	4.60%	$62,387	4.97%	$138,093	4.78%

Notes
(1)	Yields on state and municipal bonds are not calculated on a tax-equivalent basis.
(2)	Mortgage backed securities are presented according to their final stated maturity. Their weighted average maturity is shorter because of monthly repayments of principal.
(3)	Includes corporate bonds and various equity securities.

Loan Portfolio.  The following table presents various categories of loans contained in the Company’s loan portfolio for the periods indicated.

Table 7.  Composition of Loan Portfolio
As of December 31,
(Dollars in thousands)

	2007	2006	2005	2004	2003
Types of Loans
Commercial, financial and agricultural	$22,595	$23,996	$19,841	$18,560	$9,757
Real estate — construction	66,069	59,745	52,122	25,265	9,021
Real estate — mortgage	241,316	211,676	169,555	145,413	68,154
Consumer	38,834	33,690	31,567	35,680	32,352
Other loans	5,162	6,058	3,554	4,415	4,009
Subtotal	373,976	335,165	276,639	229,333	123,293
Less: Unearned income	151	159	164	101	106
Less: Allowance for loan losses	4,952	4,480	3,477	3,161	1,825

Total (net of allowance)	$368,873	$330,526	$272,998	$226,071	$121,362

The following presents an analysis of maturities of the Company’s loans as of December 31, 2007, including the dollar amount of the loans maturing subsequent to the year ending December 31, 2008 distinguished between those with predetermined interest rates and those with variable interest rates:

Table 8.  Loan Maturity Schedule
(Dollars in thousands)

	Due in one year or less	Due in one through five years	Due after five years	Total

Commercial, financial, and agricultural	$12,143	$9,872	$580	$22,595
Real estate — construction	34,106	29,915	2,048	66,069
Real estate — mortgage	56,046	84,246	101,024	241,316
Consumer	10,505	27,199	1,130	38,834
Other loans	791	471	3,900	5,162
Total	$113,591	$151,703	$108,682	$373,976

Loans maturing after one year with:
Fixed interest rates		$126,724	$41,282	$128,006
Floating or adjustable interest rates		24,979	67,400	92,379
Total		$151,703	$108,682	$220,385

Nonaccrual, Past Due and Restructured Loans.  The following table presents various categories of nonaccrual, past due and restructured loans in the Company’s loan portfolio as of the dates indicated.

Table 9.  Nonaccrual, Past Due, and Restructured Loans
As of December 31,
(Dollars in thousands)

	2007	2006	2005	2004	2003

Nonaccrual loans	$1,633	$479	$232	$190	$-
Loans past due 90 days or more and still accruing	$247	$1,015	$549	$186	$118
Loans restructured under troubled debt	$-	$-	$-	$-	$-

Impaired loans and the average investment in impaired loans was as follows:

Table 10.  Impaired Loans
As of December 31,
(Dollars in thousands)

	2007	2006	2005	2004	2003
Impaired loans without a valuation allowance	$-	$-	$-	$-	$-
Impaired loans with valuation allowances of $245, $72, $35 and $29, respectively	$1,633	$479	$232	$190	$-
Average investment in impaired loans for the period	$507	$659	$323	$47	$32

At December 31, 2007, 2006, 2005, and 2004, the Company had $1,633,000, $479,000, $232,000 and $190,000 in impaired loans with a valuation allowance and no impaired loans without a valuation allowance. The Company had no impaired loans at December 31, 2003. The average investment in impaired loans during 2007, 2006, 2005 and 2004 was $507,000, $659,000, $323,000 and $47,000, respectively. Interest income recognized on impaired loans for the years ended December 31, 2007, 2006, 2005, 2004, and 2003 was not material.

Accrual of interest is discontinued on a loan when management determines, upon consideration of economic and business factors affecting collection efforts, that collection of interest or principal is not reasonably expected.

Allowance for Loan Losses. The allowance for loan losses at December 31, 2007 was $4,952,000 compared to $4,480,000 at December 31, 2006 and $3,477,000 at December 31, 2005. The allowance for loan losses, as a percentage of total gross loans, at December 31, 2007 was 1.32% compared to 1.34% at December 31, 2006 and 1.26% as of December 31, 2005. The increase in this percentage from 2005 to 2006 relates primarily to the addition reserves acquired through the merger with Peachtree and to the provision for loan losses exceeding the net chargeoffs during 2006.  The provision for loan losses during the years ended December 31, 2007, 2006 and 2005 was $639,000, $839,000, and $751,000.

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

The loan concentrations within the loan portfolio have changed in recent years, both due to changes in the lending practices of Bank of Upson, FNB Polk, and more recently, as a result of the mergers with Peachtree and Chickamauga. The portion of the gross loan portfolio represented by real estate loans have gradually increased, from 55% as of December 31, 2003 to 63% as of December 31, 2006 and 65% at December 31, 2007. Construction loans have increased from 8% of loans at December 31, 2003 to 18% at December 31, 2006 and 2007.  The portion represented by consumer loans declined from 26% of gross loans as of December 31, 2003 to 10% at December 31, 2006 and 2007. Finally, the portion represented by commercial loans decreased from 8% of gross loans as of December 31, 2003 to 7% of loans at December 31, 2006 and  6% of loans at December 31, 2007.

Management considers the allowance for loan losses to be adequate; however, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional provisions for loan losses will not be required.

Summary of Loan Loss Experience. An analysis of the Company’s loan loss experience is included in the following table for the periods indicated.

Table 11.  Analysis of Allowance for Loan Losses
For the Periods Ended December 31,
(Dollars in thousands)

	2007	2006	2005	2004	2003

Balance at beginning of period	$4,480	$3,477	$3,161	$1,825	$1,943
Charge-offs
Commercial loans	80	102	31	50	32
Real estate - construction	110	-	-	-	-
Real estate - mortgage	188	263	50	46	87
Consumer	626	393	613	334	461
Other	138	145	199	175	177
Total Charge-offs	1,142	903	893	605	757
Recoveries
Commercial loans	28	6	42	25	6
Real estate - construction	40	-	-	-	-
Real estate - mortgage	20	10	1	30	18
Consumer	448	328	310	172	191
Other	75	92	105	78	100
Total recoveries	611	436	458	305	315
Net (charge-offs)	(531)	(467)	(435)	(300)	(442)
Additions charged to operations	639	839	751	375	324
Addition to reserves resulting from business combination	364	631	-	1,261	-
Balance at end of period	$4,952	$4,480	$3,477	$3,161	$1,825
Ratio of net charge-offs during theperiod to average loans outstanding during the period	0.15%	0.16%	0.17%	0.19%	0.37%

The following table summarizes the Company’s allowances for loan losses at year-end for 2007, 2006, 2005, 2004, and 2003.

Table 12.  Allocation of Allowance For Loan Losses
At December 31,
(Dollars in thousands)

	2007		2006		2005		2004		2003
	Amount	% of total loan	Amount	% of total loan	Amount	% of total loan	Amount	% of total loan	Amount	% of total loan

Loan Category
Commercial	$450	6	$477	7	$296	7	$1,019	$8	$456	8
Real estate – construction	1,420	18	896	18	782	19	76	11	-	8
Real estate – mortgage	2,130	65	1,895	63	1,418	61	582	63	91	55
Consumer	796	10	928	10	778	11	1,283	16	1,095	26
Other	87	1	94	2	72	2	201	2	183	3
Unallocated	69	-	190	-	131	-	-	-	-	-

Total	$4,952		$4,480		$3,477		$3,161		$1,825

Management believes commercial loans generally pose a higher level of risk per loan than other categories in the loan portfolio, such as real estate mortgage loans. Management believes that, like consumer loans, commercial loans are more susceptible to risks associated with local economic and employment conditions. In addition, the credit quality of a commercial loan is also often dependent on the borrower’s management and its ability to adapt to changes in the marketplace, both of which are difficult to gauge at the time a loan is made. Given management’s belief regarding the increased risk associated with commercial loans and the Company’s historical loan losses associated with commercial loans, management has traditionally allocated a significant portion of the allowance for loan losses to commercial loans. For the five year period from 2003 through 2007, commercial loans charged off represented 6.9% of total chargeoffs.  Management allocated 9.1% of the allowance for loan losses to commercial loans at December 31, 2007, to reflect management’s belief regarding general risk in the loan category and the Company’s historical losses with respect to commercial loans.

Real estate construction lending has been a significant source of growth for the Company’s loan portfolio in from 2004 through 2007, increasing from $9.0 million at year-end 2003 to $59.7 million at year-end 2006 and $66.1 million at year-end 2007.  The growth in loans real estate construction lending has primarily been for the construction and development of commercial real estate, which generally carries more risk than the construction of a single family dwelling due to the size of the loan and complexity of the project.   Because of this, the Company utilizes architectural firms independent of the contractor in determining the timing and amount of funds advanced for the various projects.

During the latter part of 2007, real estate construction lending in the Atlanta metropolitan area experienced a marked increase in the levels foreclosures and loans designated as nonperforming.  At December 31, 2007, the Company’s construction loans secured by single family dwellings accounted for $5.3 million of this total.  In addition, at December 31, 2007 the Company had $26.8 million in loans outstanding for the purpose of residential development.

In 2007, the Company had $110,000 in construction loan chargeoffs which relates to two single family construction loans to one builder.  This is the only chargeoff for this type of loan that the Company has experienced since 2003.  While this chargeoff only represents 2.6% of all chargeoffs over the last five years, management still increased its allocation of the allowance for loan losses to this category of loans in recognition of the changes in the real estate market caused by reduced demand, particularly in the residential market, and slower economic conditions that began to develop in the latter part of 2007.

Real estate mortgage loans represent real estate mortgages secured by both residential and commercial properties.  At December 31, 2007, loans in this category totaled $241.3 million which represented 65% of total loans.  Loans secured by first liens on 1-4 family dwellings totaled $117.1 million with second mortgages and home equity line of credits totaling $20.1 million.  Loans secured by commercial real estate totaled $93.4 million with all other real estate loans, including those secured by multifamily dwellings and farmland, totaling $10.7 million.  Management allocated 43.0% of the total allowance for loan losses to these loans.

Consumer loans  have historically comprised a high percentage of the Company’s loan charge-offs, comprising

56.4% of total chargeoffs over the past five years, including 43.5% of total chargeoffs in 2006 and 54.8% of total chargeoffs in 2007. Management believes that the increased risk of loss in this loan category is a result of dependence on the borrower’s financial stability and the nature of the collateral for such loans, generally automobiles, boats and other personal property, which may make it more difficult to recover losses on such loans compared to loans in other categories, such as real estate-mortgage loans. As a result, management has allocated more of the allowance for loan losses to the consumer loan category than its relative composition of the entire portfolio.  Management allocated 20.7% of the allowance for loan losses to these loans while they only comprise 10.4% of the portfolio.  The amount of the allowance allocated to this portion of the portfolio declined as management aligned its reserves more closely to historical chargeoffs and portfolio duration.

The Company had unallocated reserves of approximately $69,000 at December 31, 2007 and $190,000 at December 31, 2006.  While not allocated to any particular category of loans, Management believes it should be included in its estimation of the allowance based on the overall risk inherent in the loan portfolio.

Deposits.  Table 1 on Page 6 contains average amounts of the Company’s deposit accounts and the weighted average interest rates paid on those accounts. As illustrated in Table 1, the Company’s average balance of interest-bearing deposits increased by approximately $69.7 million from 2006 to 2007 and $25.8 million from 2005 to 2006.   Of the $69.7 million increase from 2006 to 2007, $60.1 million relates to the inclusion Peachtree for the entire twelve month period in 2007 compared to only two months in 2007, and to the inclusion of  Chickamauga for six months in 2007.   For 2007, certificates of deposit represented approximately 57.2% of total interest-bearing deposits, compared to 54.8% for 2006 and 50.2% for 2005.

The following table indicates amounts outstanding of time certificates of deposit of $100,000 or more and their respective maturities at December 31, 2007:

Table 13.  Maturity of Certificates of Deposit
With Balances $100,000 Or More
(Dollars in thousands)

Three months or less	$21,119
Three through six months	15,897
Six through twelve months	27,496
Over one year	20,104

Total	$84,616

At December 31, 2007, the Company had no deposit relationships that represented concentrations and no brokered deposits.

Return on Equity and Assets. Returns on average consolidated assets and average consolidated equity presented below.

Table 14.  Selected Performance Measures

	2007	2006	2005

Return on average assets	1.10%	1.22%	1.13%
Return on average stockholders' equity	9.04%	10.05%	9.29%
Dividend payout ratio	32.5%	31.6%	35.3%
Average equity to average assets	11.81%	12.15%	12.17%

Short-term borrowings. The table below provides information about short-term borrowed funds.

Table 15.  Short-term Borrowed Funds
(Dollars in thousands)

	2007	2006	2005

Amount outstanding at year-end	$3,055	$110	$15,000
Average rate	5.51%	6.25%	4.52%
Average amounts outstanding during the year	$2,288	$7,627	$4,372
Average rate	5.52%	5.15%	4.46%
Maximum amount outstanding at any month-end during the year	$5,550	$10,000	$18,700

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

The asset mix of the balance sheet is continually evaluated in terms of several variables: yield, credit quality, appropriate funding sources and liquidity. To effectively manage the liability mix of the balance sheet, there should be a focus on expanding the various funding sources. The interest rate sensitivity position at year-end 2007 is presented in the following table. The difference between rate sensitive assets and rate sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. Since all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity.

Table 16.  Interest Sensitivity Gap Analysis
(Dollars in thousands)

	0-3 months	3-12 months	1-5 years	After 5 years	Totals
RATE SENSITIVE ASSETS
Loans	$127,666	$68,213	$150,257	$27,840	$373,976
Securities	3,807	13,265	29,979	91,042	138,093
Federal funds sold	9,316	-	-	-	9,316
Interest bearing deposits in other banks	5,983	4,555	99	-	10,637
Total rate sensitive assets	$146,772	$86,033	$180,335	$118,882	$532,022

RATE SENSITIVE LIABILITIES
Interest bearing demand and savings deposits	$-	$-	$181,426	$-	$181,426
Certificates less than $100 thousand	35,149	101,400	30,441	214	167,204
Certificates $100 thousand and over	21,119	43,393	20,104	-	84,616
Borrowed funds	3,055	-	2,624	3,931	9,610
Total rate sensitive liabilities	$59,323	$144,793	$234,595	$4,145	$442,856
Interest-sensitivity gap	$87,449	$(58,760)	$(54,260)	$114,737	$89,166
Cumulative interest-sensitivity gap	$87,449	$28,689	$(25,571)	$89,166
Interest-sensitivity gap ratio	247.4%	59.4%	76.9%	2,868.1%	120.1%
Cumulative interest-sensitivity gap ratio	247.4%	114.1%	94.2%	120.1%

As evidenced by the table above, as of December 31, 2007, SouthCrest was cumulatively asset sensitive within one year. In an increasing interest rate environment, an asset sensitive position (a gap ratio greater than 100%) is generally advantageous as interest earning assets reprice sooner than interest bearing liabilities. Conversely, in a decreasing interest rate environment, an asset sensitive position is generally not favorable since interest earning assets reprice to the lower interest rates sooner than interest bearing liabilities. With respect to SouthCrest, an increase in interest rates could result in higher net interest income while a decline in interest rates could result in decreased net interest income. This, however, assumes that all other factors affecting income remain constant. It also assumes no substantial prepayments in the loan or investment portfolios. In the table above, maturities in the investment portfolio are shown by their stated maturity. The Company’s mortgage-backed securities portfolio, for example, provides the Company with monthly returns of principal while the balances are shown in the above table are included according to their stated maturity. Also, the table above assumes that interest bearing demand and savings deposits are not assumed to reprice in the short-term and are therefore included in the one to five year period as those accounts may not actually reprice in the event of a general increase in interest rates. Finally, if interest rates remain constant, it is possible for some of the Company’s certificate accounts to reprice at rates that are higher or lower than their current rates, as rates in effect at the time the certificates were opened may be different than those in effect currently.

SouthCrest generally structures its rate sensitivity position to hedge against rapidly rising or falling interest rates. The Asset/Liability Committees of the Banks meet regularly to analyze each bank’s position with respect to interest rate risk and develops future strategies for managing that risk. Such strategy includes anticipation of future interest rate movements.  At December 31, 2007, based on an interest rate risk simulation prepared by an independent firm, the Company estimates that if interest rates rose 200 basis points, net interest income over the next twelve months would increase by 2.03%.  Conversely, if interest rates declined by 200 basis points, the Company’s net interest income would decline by 3.36% over the next twelve months.

The Company, if needed, has the ability to cash out certificates with asset cash flow under normal circumstances. In the event that abnormal circumstances arise, the Banks have federal funds lines of credit in place totaling $21.0 million. In addition, if needed for both short-term and longer-term funding needs, the Banks have available lines of credit with the Federal Home Loan Bank of Atlanta on which $51.6 million was available at December 31, 2007.  The parent company also has an $8.5 million line of credit on which it may draw funds as needed until October 16, 2008, after which date the outstanding principal will be due in ten annual installments.  The line of credit is secured by the common stock of the Company’s subsidiary banks and carries an interest rate of prime rate minus 0.50%. Interest is payable quarterly. The agreement contains restrictions concerning the maintenance of certain minimum capital levels and regulatory capital ratios, loan loss reserves, and profitability ratios. The primary purpose of the line is to provide funds that may be needed by the holding company from time to time.  At December 31, 2007, $6,555,000 was outstanding on this line of credit.

Liquidity represents the ability to provide steady sources of funds for loan commitments and investment activities, as well as to maintain sufficient funds to cover deposit withdrawals and payment of debt and operating obligations. These funds can be obtained by converting assets to cash or by attracting new deposits. SouthCrest’s primary source of liquidity comes from its ability to maintain and increase deposits through its banks. Below are the pertinent liquidity balances and ratios for the periods ended December 31, 2007, 2006, and 2005.

Table 17.  Liquid Assets and Liquidity Measures
(Dollars in thousands)

	2007	2006	2005

Cash and due from banks	$16,060	$16,926	$15,930
Interest bearing deposits in banks	10,637	4,881	4,039
Federal funds sold	9,316	12,054	4,297
Securities	138,093	128,787	123,511
Ratio of CDs> $100 thousand to total deposits	16.46%	13.77%	11.01%
Loan to deposit ratio	72.78%	72.41%	73.16%
Brokered deposits	N/A	N/A	N/A

At December 31, 2007, large denomination certificates accounted for 16.46% of total deposits compared with 13.77% at December 31, 2006 and 11.01% at December, 31, 2005. Large denomination CDs are generally more volatile than other deposits. As a result, management monitors the competitiveness of the rates it pays on its large denomination CDs and periodically adjusts its rates in accordance with market demands. Despite the increase, SouthCrest is not heavily dependent on large deposits in relation to industry averages for institutions of similar size.

Cash and cash equivalents are the primary source of liquidity. At December 31, 2007, cash and due from banks amounted to $16.1 million, representing 2.7% of total assets.  Overnight federal funds sold totaled $9.3 million or 1.5% of total assets and interest-bearing deposits in other financial institutions totaled $10.6 million or 1.8% of total assets. Securities available for sale provide a secondary source of liquidity. Also securities that are classified as held to maturity provide liquidity through cash flows of maturing securities and monthly principal payments on mortgage-backed securities.

Brokered deposits are deposit instruments, such as certificates of deposit, deposit notes, bank investment contracts and certain municipal investment contracts that are issued through brokers and dealers who then offer and/or sell these deposit instruments to one or more investors. As of December 31, 2007, SouthCrest had no brokered deposits in its portfolio.

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

As of December 31, 2007, the most recent notification from the Federal Deposit Insurance Corporation categorized the Banks as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized, the Banks must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table.  There are no conditions or events since that notification that management believes have changed the Banks’ category.  Prompt corrective action provisions are not applicable to bank holding companies.

The table below illustrates the regulatory capital ratios of SouthCrest, Bank of Upson, The First National Bank of Polk County, Peachtree Bank and Bank of Chickamauga as of December 31, 2007.

Table 18.  Regulatory Capital Ratios at December 31, 2007

	Minimum Required	Minimum Required to be Well Capitalized	Consolidated	Upson	Polk	Peachtree	Chickamauga

Regulatory capital ratios
Total risk-based capital	8.00%	10.00%	14.51%	14.53%	18.84%	13.72%	16.68%
Tier 1 risk-based capital	4.00%	6.00%	13.33%	13.41%	17.59%	12.49%	8.75%
Tier 1 leverage capital	4.00%	5.00%	9.14%	9.94%	11.65%	8.75%	7.61%

Fourth Quarter Analysis

In the quarter ended December 31, 2007, the Company recorded net income of $1,446,000 or $0.37 per share compared to $1,493,000 or $0.39 per share, for the same period in 2006, a decline of $47,000.   In comparison to the previous quarter ended September 30, 2007, net income declined $204,000, or $0.05 per share, from earnings of $1,650,000, or $0.42 per share.  Net interest income decline $92,000 due to reductions in the net interest margin; increased depreciation expense of $50,000 relating to completed construction projects; and a $138,000 loss on the sale of OREO in the fourth quarter related the sale of four properties.  Table 19 contains a summary of our quarterly financial results for 2007 and 2006.

Table 19.  Quarterly Financial Results
(Dollars in thousands except share and per share amounts)

	For the three months ended
	3/31/2007	6/30/2007	9/30/2007	12/31/2007
Summary of Operations
Interest income	$8,555	$8,684	$9,815	$9,805
Interest expense	3,187	3,217	3,911	3,992
Net interest income	5,368	5,467	5,904	5,813
Provision for loan losses	149	77	212	201
Other income	1,479	1,625	1,788	1,905
Other expense	4,357	4,688	5,120	5,469
Income tax expense	736	728	710	602
Net income	1,605	1,599	1,650	1,446

Basic and diluted earnings per share	$0.41	$0.40	$0.42	$0.37
Dividends per share	$0.13	$0.13	$0.13	$0.13
Average shares outstanding	3,952,328	3,952,328	3,952,328	3,929,956

	For the three months ended
	3/31/2006	6/30/2006	9/30/2006	12/31/2006
Summary of Operations
Interest income	$6,670	$6,995	$7,409	$8,350
Interest expense	2,089	2,371	2,668	3,105
Net interest income	4,581	4,624	4,741	5,245
Provision for loan losses	108	133	267	331
Other income	1,230	1,334	1,344	1,456
Other expense	3,607	3,708	3,663	4,189
Income tax expense	690	691	706	688
Net income	1,406	1,426	1,449	1,493

Basic and diluted earnings per share	$0.39	$0.40	$0.42	$0.39
Dividends per share	$0.125	$0.125	$0.125	$0.125
Average shares outstanding	3,581,193	3,581,193	3,581,193	3,827,272

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

Off-Balance-Sheet Financing

Our financial statements do not reflect various commitments and contingent liabilities that arise in the normal course of business. These off-balance-sheet financial instruments include commitments to extend credit and standby letters of credit. These financial instruments are included in the financial statements when funds are distributed or the instruments become payable. We use the same credit policies in making commitments as we do for on-balance sheet instruments. Our exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit, standby letters of credit and credit card commitments is represented by the contractual amount of those instruments. Table 20 below contains a summary of our contractual obligations and commitments as of December 31, 2007.

Table 20.  Commitments and Contractual Obligations
(Dollars in thousands)

	Less than one year	1-3 years	3-5 years	Thereafter	Total
Contractual obligations
Deposits having no stated maturity	$262,111	$-	$-	$-	$262,211
Certificates of Deposit	201,061	36,704	13,841	214	251,820
Borrowed funds	3,055	1,312	1,312	3,931	9,610
Deferred compensation	43	125	500	19,241	19,909
Construction in progress	1,607	-	-	-	1,607
Leases	141	194	156	388	879

Total contractual obligations	$468,018	$38,335	$15,809	$23,774	$545,936

Commitments
Commitments to extend credit	$33,929	$-	$-	$-	$33,929
Credit card commitments	9,323	-	-	-	9,323
Commercial standby letters of credit	1,282	-	-	-	1,282

Total commitments	$44,534	$-	$-	$-	$44,534

Stock Performance and Dividend Information

After the merger with First Polk Bankshares on September 30, 2004, the Company’s common stock began trading on the over-the-counter market under the symbol “SCSG.”  The graph below compares our total return performance against the Russell 2000 index and the SNL Pink Bank Index, an index of community banks whose stock trades in the over the counter market.  The graph reflects the performance of a $100 investment in the common stock of SouthCrest and the applicable stock indices since January 18, 2005, the first recorded trade in 2005.  The graph assumes reinvestment of all dividends in the common stock of SouthCrest or in the applicable stock index.

Source : SNL Financial LC,  Charlottesville, VA  © 2008

	Period Ending
Index	01/18/05	12/31/05	06/30/06	12/31/06	06/30/07	12/31/07
SouthCrest Financial Group, Inc.	100.00	130.01	134.30	133.36	140.07	119.56
Russell 2000	100.00	108.99	117.94	129.01	137.32	126.98
SNL Bank Pink Index	100.00	108.18	113.38	118.44	117.12	107.49

The table below provides the high and low trading prices for transactions during the given quarters for the previous two years on the Over-the-Counter Bulletin Board, as well as dividends paid in those quarters.

	2007			2006
	High	Low	Dividends	High	Low	Dividends

First Quarter	$22.10	$19.50	$0.13	$24.00	$21.50	$0.125
Second Quarter	$23.50	$21.40	$0.13	$24.50	$23.50	$0.125
Third Quarter	$25.50	$23.00	$0.13	$26.00	$22.20	$0.125
Fourth Quarter	$24.80	$23.02	$0.13	$25.50	$22.80	$0.125

The Company generally declares a dividend on the first business day of each quarter to be paid on the last business day of that month to the shareholders of record two weeks prior to the payment date.