Form 10-K, Exhibit 13
period 2007-12-31
SOUTHCREST FINANCIAL GROUP INC
filed 2008-03-31
CIK 1279756

Exhibit 13.2
SouthCrest Financial Group, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2007 and 2006
(Dollars in thousands, except per share data)

Assets	2007	2006
Cash and due from banks	$16,060	$16,926
Interest-bearing deposits in other banks	10,637	4,881
Federal funds sold	9,316	12,504
Securities available for sale	79,208	61,519
Securities held to maturity (fair value $58,632 and $66,036)	58,885	67,268
Restricted equity securities, at cost	2,008	2,029
Loans held for sale	229	446
Loans, net of unearned income	373,825	335,006
Less allowance for loan losses	4,952	4,480
Loans, net	368,873	330,526
Bank-owned life insurance	16,302	12,521
Premises and equipment, net	18,093	15,324
Goodwill	14,255	9,057
Intangible assets, net	4,792	4,868
Other assets	7,351	6,148
Total assets	$606,009	$544,017

Liabilities, Redeemable Common Stock, and Stockholders' Equity
Liabilities:
Deposits:
Noninterest-bearing	$80,685	$80,581
Interest-bearing	433,246	382,041
Total deposits	513,931	462,622
Short-term borrowed funds	3,055	110
Long-term borrowed funds	6,555	5,835
Other liabilities	9,656	6,907
Total liabilities	533,197	475,474
Commitments and contingencies
Redeemable common stock held by ESOP	1,091	988
Stockholders' equity
Common stock, par value $1; 10,000,000 shares authorized, 3,931,528 and 3,952,328 issued	3,932	3,952
Additional paid in capital	49,707	50,034
Retained earnings	17,881	13,740
Unearned compensation - ESOP	(349)	-
Accumulated other comprehensive income (loss)	550	(171)
Total stockholders' equity	71,721	67,555
Total liabilities, redeemable common stock, and stockholders' equity	$606,009	$544,017

See Notes to Consolidated Financial Statements.

SouthCrest Financial Group, Inc. and Subsidiaries
Consolidated Statements of Income
December 31, 2007, 2006, and 2005
(Dollars in thousands, except per share data)

	2007	2006	2005
Interest income:
Loans	$29,455	$23,314	$17,943
Securities - taxable	5,695	4,859	5,041
Securities - nontaxable	830	551	557
Federal funds sold	497	509	195
Interest-bearing deposits in other banks	382	191	157
Total interest income	36,859	29,424	23,893

Interest expense:
Deposits	13,681	9,608	6,209
Borrowed funds	626	625	215
Total interest expense	14,307	10,233	6,424

Net interest income	22,552	19,191	17,469
Provision for loan losses	639	839	751

Net interest income after provision for loan losses	21,913	18,352	16,718

Other income:
Service charges on deposit accounts	3,846	3,304	3,264
Other service charges and fees	1,336	1,104	930
Net gain on sale of securities available for sale	-	-	320
Impairment charge on investments	-	-	(600)
Loss on disposal of assets	-	-	(184)
Net gain on sale of loans	416	159	148
Income on bank-owned life insurance	594	340	146
Other operating income	605	457	454
Total other income	6,797	5,364	4,478

Other expenses:
Salaries and employee benefits	10,543	8,073	7,297
Equipment and occupancy expenses	2,120	1,643	1,559
Amortization of intangibles	926	807	963
Other operating expenses	6,045	4,644	4,377
Total other expenses	19,634	15,167	14,196

Income before income taxes	9,076	8,549	7,000

Income tax expense	2,776	2,775	2,156

Net income	$6,300	$5,774	$4,844

Basic and diluted earnings per share	$1.60	$1.58	$1.36

See Notes to Consolidated Financial Statements.

SouthCrest Financial Group, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2007, 2006, and 2005
(Dollars in thousands)

	2007	2006	2005

Net income	$6,300	$5,774	$4,844

Other comprehensive (loss):
Unrealized holding gain (loss) on securities available for sale arising during period, net of taxes of $436, $144, and $179	721	328	(263)
Reclassification adjustment for gains included in net income, net of tax of $-0-, $-0-, and $146	-	-	174

Comprehensive income	$7,021	$6,102	$4,755

See Notes to Consolidated Financial Statements.

SouthCrest Financial Group, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
December 31, 2007, 2006 and 2005
(Dollars in thousands, except per share data)

					Accumulated
			Additional		Other Com-	Unearned	Total
	Common Stock		Paid In	Retained	prehensive	Compensation	Stockholders'
	Shares	Par Value	Capital	Earnings	Income (Loss)	(ESOP)	Equity

Balance, December 31, 2004	3,571,556	$3,572	$40,647	$6,931	$(410)	$-	$50,740
Net income	-	-	-	4,844	-	-	4,844
Cash dividends declared, $.48 per share	-	-	-	(1,713)	-	-	(1,713)
Purchase and retirement of stock	(8,141)	(8)	(184)	-	-	-	(192)
Shares issued	17,778	17	383	-	-	-	400
Adjustment for shares owned by ESOP	-	-	-	(534)	-	-	(534)
Unrealized loss on securities available for sale	-	-	-	-	(89)	-	(89)
Balance, December 31, 2005	3,581,193	$3,581	$40,846	$9,528	$(499)	$-	$53,456
Net income	-	-	-	5,774	-	-	5,774
Adjustment resulting from adoption of Staff Acccounting Bulletin
Number 108	-	-	-	233	-	-	233
Cash dividends declared, $.50 per share	-	-	-	(1,791)	-	-	(1,791)
Shares issued in business combination	371,135	371	9,093	-	-	-	9,464
Stock compensation	-	-	95	-	-	-	95
Adjustment for shares owned by ESOP	-	-	-	(4)	-	-	(4)
Unrealized gain on securities available for sale	-	-	-	-	328	-	328
Balance, December 31, 2006	3,952,328	$3,952	$50,034	$13,740	$(171)	$-	$67,555
Net income	-	-	-	6,300	-	-	6,300
Cash dividends declared, $.52 per share	-	-	-	(2,056)	-	-	(2,056)
Stock compensation	-	-	106	-	-	-	106
Purchase and retirement of stock	(20,800)	(20)	(433)	-	-	-	(453)
Adjustment for shares owned by ESOP	-	-	-	(103)	-	-	(103)
Change in unearned compensation -
ESOP	-	-	-	-	-	(349)	(349)
Unrealized gain on securities available for sale	-	-	-	-	721	-	721
Balance, December 31, 2007	3,931,528	$3,932	$49,707	$17,881	$550	$(349)	$71,721

See Notes to Consolidated Financial Statements.

SouthCrest Financial Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For The Years Ended December 31, 2007, 2006, and 2005
(Dollars in thousands)

	2007	2006	2005
OPERATING ACTIVITIES
Net income	$6,300	$5,774	$4,844
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,097	824	772
Amortization of intangibles	926	807	963
Other amortization	234	113	253
Provision for loan losses	639	839	751
Stock compensation expense	106	95	-
Impairment loss on investment securities	-	-	600
Gain on sale of securities available for sale	-	-	(320)
Deferred income taxes	(320)	(312)	(582)
Income on bank-owned life insurance	(594)	(340)	(146)
Increase in interest receivable	(113)	(421)	(454)
Increase (decrease) in income taxes payable	(28)	(198)	385
Increase (decrease) in interest payable	(360)	1,069	369
Net gain on sale of loans	(416)	(159)	(148)
Originations of mortgage loans held for sale	(12,046)	(15,323)	(13,092)
Proceeds from sales of mortgage loans held for sale	12,679	15,341	13,610
Increase in mortgage servicing assets	(266)	-	-
Loss on disposal of equipment	25	-	184
(Increase) in other assets	167	(1,266)	(444)
Increase (decrease) in other liabilities	(135)	387	(393)
Net cash provided by operating activities	7,895	7,230	7,152

INVESTING ACTIVITIES
Purchases of securities held to maturity	-	-	(8,667)
Proceeds from maturities of securities held to maturity	8,319	10,947	18,061
Purchases of securities available for sale	(23,701)	(11,243)	(14,007)
Proceeds from maturities of securities available for sale	28,310	8,725	7,530
Proceeds from sales of securities available for sale	3,002	-	1,794
Net increase (decrease) in restricted equity securities	278	362	(1,650)
Net (increase) decrease in interest-bearing deposits in other banks	(5,575)	254	1,207
Net decrease in federal funds sold	11,288	(5,003)	5,633
Net increase in loans	(13,481)	(24,529)	(47,045)
Purchase of premises and equipment	(2,982)	(3,393)	(3,325)
Proceeds from sale of other real estate owned	584	630	400
Purchase of bank-owned life insurance	-	(5,495)	-
Net cash acquired in (used in) business combination	(14,247)	940	-
Net cash (used in) investing activities	(8,205)	(27,805)	(40,069)

SouthCrest Financial Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Continued)
Years Ended December 31, 2007, 2006 and 2005
 (Dollars in thousands)

	2007	2006	2005

FINANCING ACTIVITIES
Net increase in deposits	$1,637	$32,692	$25,648
Proceeds from short-term borrowed funds	-	-	15,000
Principal repayments on short-term borrowed funds	(110)	(15,110)	(110)
Proceeds from long-term borrowed funds	5,775	11,280	1,500
Principal repayments on long-term borrowed funds	(5,000)	(5,500)	(1,500)
Purchase and retirement of stock	(453)	-	(192)
Increase in unearned compensation - ESOP	(349)	-	-
Proceeds from sale of stock	-	-	400
Dividends paid	(2,056)	(1,791)	(1,713)
Net cash provided by (used in) financing activities	(556)	21,571	39,033
Net increase (decrease) in cash and due from banks	(866)	996	6,116
Cash and due from banks at beginning of year	16,926	15,930	9,814
Cash and due from banks at end of period	$16,060	$16,926	$15,930

SUPPLEMENTAL DISCLOSURES
Cash paid for:
Interest	$14,207	$9,164	$6,055
Income taxes	2,982	3,156	2,576

NONCASH TRANSACTIONS
Principal balances of loans transferred to other real estate owned	$704	$506	$533
Increase in redeemable common stock held by ESOP	103	4	534
Unrealized gain (loss) on securities available for sale, net	1,157	472	(122)

BUSINESS COMBINATION
Cash and due from banks	$3,103	$8,497	$-
Federal funds sold	8,100	3,204	-
Interest-bearing deposits in other banks	181	1,096	-
Securities available for sale	24,046	13,451	-
Restricted equity securities	257	121	-
Loans, net	26,344	33,229	-
Bank-owned life insurance	3,187	2,117	-
Premises and equipment	909	1,500	-
Goodwill	5,198	6,392	-
Core deposit intangible	715	1,052	-
Other assets	1,254	808	-
Total assets	$73,294	$71,467

Deposits	$49,672	$52,030	$-
Short-term borrowed funds	3,000	-	-
Other liabilities	3,272	2,416	-
Total liabilities assumed	55,944	54,446
Purchase price	$17,350	$17,021	$-

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

SouthCrest Financial Group, Inc. (the “Company”) is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary banks (the “Banks”), Bank of Upson (“Upson”), First National Bank of Polk County (“FNB Polk”), Peachtree Bank (“Peachtree”), and Bank of Chickamauga (“Chickamauga”). Upson is a commercial bank located in Thomaston, Upson County, Georgia with seven branches located in Thomaston, Manchester, Warm Springs, Luthersville, Fayetteville, and Tyrone, Georgia. Upson provides a full range of banking services in its primary market area of Upson, Meriwether, Fayette and the surrounding counties. FNB Polk is a commercial bank located in Cedartown, Polk County, Georgia with two branches in Cedartown and one in Rockmart, Georgia. FNB Polk provides a full range of banking services in its primary market area of Polk and the surrounding counties.  Peachtree is a commercial bank located in Maplesville, Chilton County, Alabama and operates one branch in Maplesville and one in Clanton, Alabama.  Chickamauga is a commercial bank located in Chickamauga, Walker County, Georgia where it operates two branches.  The Company considers its banking services to represent a single reporting segment.

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

The Company’s subsidiaries are required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits. The total of those reserve balances was approximately $2,857,000 and $5,613,000 at December 31, 2007 and 2006.

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

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the collectability of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses (Continued)

The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectability of existing loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, concentrations and current economic conditions that may affect the borrower’s ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

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

Other Real Estate Owned

Other real estate owned represents properties acquired through or in lieu of loan foreclosure and is initially recorded at fair value less estimated costs to sell. Any write-down to fair value at the time of transfer to other real estate owned is charged to the allowance for loan losses. Costs of improvements are capitalized, whereas costs relating to holding other real estate owned and subsequent adjustments to the value are expensed. The carrying amount of other real estate owned at December 31, 2007 and 2006 was $256,000 and $206,000.

Intangible Assets

Intangible assets consist of goodwill, core deposit premiums, and mortgage servicing rights.  Goodwill and core deposit premiums are acquired in connection with business combinations.  The core deposit premium is initially recognized based on a valuation performed as of the consummation date. The core deposit premium is amortized over the average remaining life of the acquired customer deposits, normally 8 to 12 years, using an accelerated or straight-line method, depending on the results of the initial valuation of the specific intangibles.  Mortgage servicing rights are recognized as loans are sold into the secondary market with servicing rights retained and are amortized over the estimated life of underlying loans.  All intangible assets, including goodwill, are tested annually for potential impairment.  No impairment loss was required in 2007, 2006, or 2005.

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.  A valuation allowance may be recorded to reduce net deferred tax assets if it is more likely than not that some portion or all of the deferred tax asset will not be realized.  Such valuation allowances were not required as of December 31, 2007 or 2006.

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

Prior to the adoption of SFAS No. 123(R), the Company recorded stock option expense under the intrinsic method; accordingly, no compensation expense was recognized if the exercise price of the stock option was equivalent to the market price of the Company’s common stock on the date of grant.  If under SFAS 123(R), the Company determined compensation costs based on the fair value at the grant date for its stock options, net income and earnings per share for the year ended December 31, 2005 would have been reduced to the following pro forma amounts:

2005

Net income as reported	$4,844
Additional expense had the Company adopted SFAS 123	(622)
Related tax benefit	235
Pro forma net income	$4,457

Basic and diluted earnings per share
- As reported	$1.36
- Pro forma	$1.25

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

Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted-average number of shares of common stock outstanding. Diluted earnings per share would be computed by dividing net income by the sum of the weighted-average number of shares of common stock outstanding and dilutive potential common shares, such as

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Share  (continued)

outstanding stock options. Dilutive potential common shares are calculated in accordance with the treasury stock method, which assumes that proceeds from the exercise of all warrants and options are used to repurchase common stock at market value.  The amount of shares remaining after the proceeds are exhausted represents the potentially dilutive effect of the securities.  If the price at which the option may be exercised is greater than the average market price of the stock, then the option is assumed to be nondilutive and therefore is not included in the computation of diluted earnings per share.  In 2005, the Company issued 183,500 options under the SouthCrest Financial Group, Inc. 2005 Stock Incentive Plan (the “Stock Incentive Plan”), and in 2006 issued an additional 7,900 options.  The options granted were nondilutive for 2005, 2006, and 2007.  The Stock Incentive Plan is explained more fully in Note 10.  The weighted average number of shares outstanding for the years ended December 31, 2007, 2006, and 2005  was 3,946,689,  3,643,218, and 3,572,720, respectively.

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

Recent Accounting Standards

In December 2004, the FASB issued SFAS No. 123(R), Accounting for Stock-Based Compensation (SFAS No. 123(R)).  SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services.  This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions.  SFAS No. 123(R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed.  Prior to SFAS No. 123(R), only certain pro forma disclosures of fair value were required.  The provisions of this Statement are effective for fiscal years beginning after December 15, 2005. Accordingly, the Company adopted effective January 1, 2006 resulting in additional compensation expense of $106,000 and $95,000 for the years ended December 31, 2007 and 2006.

In March 2005, the SEC released Staff Accounting Bulletin (SAB) No. 107, Share-Based Payment, SAB No. 107 expresses views of the SEC staff regarding the application of SFAS No. 123(R). Among other things, SAB No. 107 provides interpretive guidance related to the interaction between SFAS No. 123(R) and certain SEC rules and regulations, as well as provides the staff’s view regarding the valuation of share-based payment arrangements for public companies.  The Company adopted SAB No. 107 effective January 1, 2006.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets-an amendment of FASB Statement No. 140. This statement requires that an entity recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset, and that the servicing assets and servicing liabilities be initially measured at fair value. The statement also permits an entity to choose a subsequent measurement method for each class of separately recognized servicing assets and servicing liabilities. The Company has elected to amortize its mortgage servicing rights.  SFAS No. 156 is effective as of the beginning of the first fiscal year that begins after September 15, 2006. The Company adopted SFAS No. 156 as of January 1, 2007 and it did not have a material impact on the Company’s financial condition or results of operations.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Standards (Continued)

financial statements and requires the impact of a tax position to be recognized in the financial statements if that position is more likely than not of being sustained by the taxing authority.  The years 2004 through 2006 are still subject to audit for the Company’s Federal, Georgia, and Alabama income tax returns.  The Company adopted FIN 48 effective January 1, 2007, and its adoption did not have a material effect on the Company’s consolidated financial position or results of operation.  It is the Company’s policy to recognize interest and penalties associated with uncertain tax positions as components of income taxes.  There were no material interest or penalties accrued during the year ended December 31, 2007.  No material tax uncertainties exist as of December 31, 2007.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but clarifies and standardizes some divergent practices that have emerged since prior guidance was issued. SFAS No. 157 creates a three-level hierarchy under which individual fair value estimates are to be ranked based on the relative reliability of the inputs used in the valuation. This hierarchy is the basis for the disclosure requirements, with fair value estimates based on the least reliable inputs requiring more extensive disclosures about the valuation method used and the gains and losses associated with those estimates. The Company adopted SFAS No. 157 on January 1, 2008, with no material impact on the Company’s financial condition, results of operations, or liquidity.

In September 2006, the FASB ratified EITF Issue 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. EITF Issue 06-4 addresses accounting for split-dollar life insurance arrangements after the employer purchases a life insurance policy on the covered employee. This Issue states that an obligation arises as a result of a substantive agreement with an employee to provide future postretirement benefits. Under Issue EITF 06-4, the obligation is not settled upon entering into an insurance arrangement. Since the obligation is not settled, a liability should be recognized in accordance with applicable authoritative guidance. Issue EITF 06-4 is effective for fiscal years beginning after December 15, 2007. In adopting EITF Issue 06-4, the Company will record a liability of $493,000 as of January 1, 2008 with a corresponding offset against retained earnings, and will record compensation expense in 2008 of approximately $100,000 relating to these obligations.

In September 2006, the FASB ratified EITF Issue 06-5, Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin (“FTB”) No. 85-4, Accounting for Purchases of Life Insurance. This Issue addresses how an entity should determine the amount that could be realized under the insurance contract at the balance sheet date in applying FTB 85-4 and if the determination should be on an individual or group policy basis. EITF Issue 06-5 is effective for fiscal years beginning after December 15, 2006. The adoption of EITF Issue 06-5 did not have a material effect on the Company’s financial statements.

In September 2006, the SEC issued SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 was issued to clarify the appropriate treatment of misstatements in audited financial statements.  There are two methods for quantifying the effects of financial statement misstatements.  The “rollover” method focuses primarily on the impact of the misstatement on the income statement and, in some cases, considers the impact of reversing prior year misstatements.  However, if the cause of the misstatement does not reverse in the following year, the rollover method would result in the accumulation of misstatements on the balance sheet.  The “iron curtain” method focuses on the impact of the misstatements on the balance sheet.

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

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Liabilities.  SFAS No. 159 allows an entity to elect to measure certain financial assets and liabilities at fair value with changes in fair value recognized in the income statement each period.  The statement also requires additional disclosures to identify the effects of an entity’s fair value election on its earnings.  The Company adopted SFAS No. 159 on January 1, 2008, with no material impact on the financial condition, results of operations, or liquidity.   The Company does not anticipate electing fair value to any assets or liabilities.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations. SFAS No. 141(R) will significantly change how entities apply the acquisition method to business combinations. The most significant changes affecting how the Company will account for business combinations under this Statement include: the acquisition date will be date the acquirer obtains control; all (and only) identifiable assets acquired, liabilities assumed, and noncontrolling interests in the acquiree will be stated at fair value on the acquisition date; assets or liabilities arising from noncontractual contingencies will be measured at their acquisition date fair value only if it is more likely than not that they meet the definition of an asset or liability on the acquisition date; adjustments subsequently made to the provisional amounts recorded on the acquisition date will be made retroactively during a measurement period not to exceed one year; acquisition-related restructuring costs that do not meet the criteria in SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, will be expensed as incurred; transaction costs will be expensed as incurred; reversals of deferred income tax valuation allowances and income tax contingencies will be recognized in earnings subsequent to the measurement period; and the allowance for loan losses of an acquiree will not be permitted to be recognized by the acquirer. Additionally, SFAS No. 141(R) will require new and modified disclosures surrounding subsequent changes to acquisition-related contingencies, contingent consideration, noncontrolling interests, acquisition-related transaction costs, fair values and cash flows not expected to be collected for acquired loans, and an enhanced goodwill rollforward.

The Company will be required to prospectively apply SFAS No. 141(R) to all business combinations completed on or after January 1, 2009. Early adoption is not permitted. For business combinations in which the acquisition date was before the effective date, the provisions of SFAS No. 141(R) will apply to the subsequent accounting for deferred income tax valuation allowances and income tax contingencies and will require any changes in those amounts to be recorded in earnings. At December 31, 2007, the Company had no acquired deferred income tax valuation allowances and income tax contingencies.  Management is currently evaluating the effects that SFAS 141(R) will have on the financial condition, results of operations, liquidity, and the disclosures that will be presented in the consolidated financial statements.

Reclassification of Certain Items

Certain reclassifications to the prior year’s consolidated balance sheets and statements of income have been made to conform to current classification.  These reclassifications have no impact on net income, stockholders’ equity, or cash flows from operations, investing activities, or financing activities as previously reported.

NOTE 2. BUSINESS COMBINATIONS

On July 1, 2007 the Company completed its acquisition of Bank of Chickamauga pursuant to the definitive agreement entered into on February 23, 2007.  Bank of Chickamauga is a community bank located in the City of Chickamauga, Walker County, Georgia where it maintains two offices.  The City of Chickamauga is located in the

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. BUSINESS COMBINATIONS (Continued)

Chattanooga, Tennessee metropolitan area, and completing this merger allows the Company to enter a new market.  Under terms of the definitive agreement, the shareholders of Chickamauga were to receive $18 million cash, less certain costs related to the merger and the termination of the Chickamauga defined benefit plan, in exchange for 100% of the voting stock of Bank of Chickamauga.  At the completion of the acquisition, Chickamauga shareholders received $17.2 million in cash with an additional $687,000 being placed in a reserve account to fund the costs related to terminating the Chickamauga defined benefit plan that are in excess of the $568,500 that was recorded on the books of Chickamauga as accrued pension expense but not yet transferred into the pension plan.  The reserve account is recorded as a liability in the financial statements.  Any funds remaining after the termination of the defined benefit plan will be distributed to the Chickamauga shareholders, which will increase the purchase amount recorded at acquisition.  The timing of the plan termination is dependent on approval by the Internal Revenue Service.  Management anticipates that the termination of the plan could occur in the second or third quarter of 2008.

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

To fund the payments to the Chickamauga shareholders, the Company’s subsidiary banks paid $15 million in special dividends to the parent.  Additionally, the Company received an increase in its line of credit from $5.5 million to $8.0 million on the same terms and conditions as previously existed on the loan.  The interest rate for the line of credit is Prime minus 0.50%.  The Company drew $4 million on this line in connection with the merger.

On October 31, 2006, the Company completed its merger with Maplesville Bancorp. (“Maplesville”), a Maplesville, Alabama based bank holding company and the parent company of Peachtree Bank (“Peachtree”).  In connection with this merger, shareholders of Maplesville received approximately 371,135 shares of SouthCrest stock and $7,557,000 in cash.  The merger was accounted for using the purchase method of accounting.  Accordingly, results of operations for Peachtree Bank are included in the results of operations of SouthCrest prospectively from the date of merger, and the purchase price of $17.3 million, which includes merger costs of $254,000, was allocated to the fair values of Maplesville’s assets and liabilities.  As a result, the Company recorded a core deposit intangible of $1,052,000 and goodwill of $6,392,000.  The core deposit intangible is being amortized on an accelerated basis over the estimated life of the deposits.

Results of operations for Maplesville and Chickamauga are included in the Company’s results of operations prospectively from the dates of their respective merger.  The following schedule presents pro forma information for revenues and net income as if the combinations with Maplesville and Chickamauga had occurred on January 1, 2006.

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. BUSINESS COMBINATIONS (Continued)

Revenues and net income of both acquired entities for periods prior to the dates of acquisition are added to actual results of SouthCrest for each of the periods indicated in the table.  Revenues include interest income plus other income less proforma merger adjustments affecting revenues. Net income includes the net income less the proforma effect of merger adjustments, including the amortization of intangibles:

(Dollars in thousands except per share amounts)	2007	2006

Revenues	$45,476	$40,612
Net Income	$6,229	$6,158
Earnings per share	$1.58	$1.56

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition including subsequent adjustments to the allocation of purchase price:

Assets Acquired and Liabilities Assumed
(Dollars in thousands)

	Chickamauga	Maplesville

Cash and due from banks	$3,103	$8,497
Federal funds sold	8,100	3,204
Interest bearing deposits in other banks	181	1,096
Securities available for sale	24,046	13,451
Restricted equity securities	257	121
Loans, net	26,344	33,229
Bank-owned life insurance	3,187	2,117
Premises and equipment	909	1,500
Goodwill	5,198	6,392
Intangible assets	715	1,052
Other assets	1,254	808

Total assets acquired	$73,294	$71,467

Deposits	$49,672	$52,030
Short-term borrowed funds	3,000	-
Other liabilities	3,272	2,416
Total liabilities assumed	55,944	54,446
Purchase price	$17,350	$17,021

NOTE 3. SECURITIES

The amortized cost and fair value of securities are summarized as follows:

NOTE 3. SECURITIES (Continued)

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale
December 31, 2007:
U.S. Government and agency securities	$30,254	$305	$(4)	$30,555
State and municipal securities	17,958	276	(8)	18,226
Mortgage-backed securities	28,350	371	(120)	28,601
Equity securities	1,763	90	(27)	1,826
	$78,325	$1,042	$(159)	$79,208

December 31, 2006:
U.S. Government and agency securities	$34,762	$34	$(263)	$34,533
State and municipal securities	11,079	7	(28)	11,058
Mortgage-backed securities	14,589	4	(395)	14,198
Equity securities	1,363	367	-	1,730
	$61,793	$412	$(686)	$61,519

Securities Held to Maturity
December 31, 2007:
U.S. Government and agency securities	$20,289	$45	$(143)	$20,191
State and municipal securities	6,773	142	(18)	6,897
Mortgage-backed securities	30,823	56	(388)	30,491
Corporate bonds	1,000	53	-	1,053
	58,885	296	(549)	58,632

December 31, 2006:
U.S. Government and agency securities	$22,216	$34	$(538)	$21,712
State and municipal securities	7,387	175	(5)	7,557
Mortgage-backed securities	36,665	25	(923)	35,767
Corporate bonds	1,000	-	-	1,000
	67,268	234	(1,466)	66,036

The amortized cost and fair value of securities held to maturity and securities available for sale as of December 31, 2007 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

NOTE 3. SECURITIES (Continued)

	Securities Available For Sale		Securities Held To Maturity
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

Due within one year	$16,240	$16,283	$55	$55
Due from one to five years	19,715	20,045	3,644	3,697
Due from five to ten years	8,380	8,494	8,459	8,596
Due after ten years	3,877	3,959	15,904	15,793
Mortgage-backed securities	28,350	28,601	30,823	30,491
Equity securities	1,763	1,826	-	-
	$78,325	$79,208	$58,885	$58,632

Securities with a carrying value of $72,884,000 and $85,567,000 at December 31, 2007 and 2006, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

The following table shows the gross unrealized losses and fair value of securities, aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2007.

	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description of securities	Value	Losses	Value	Losses	Value	Losses
U.S. Government and agency securities	$1,987	$(2)	$12,835	$(145)	$14,822	$(147)
State and municipal securities	703	(8)	627	(18)	1,330	(26)
Mortgage-backed securities	4,645	(27)	30,234	(481)	34,879	(508)
Equity securities	613	(27)	-	-	613	(27)
Total	$7,948	$(64)	$43,696	$(644)	$51,644	$(708)

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

NOTE 4. LOANS

The composition of loans is summarized as follows:
	Years Ended December 31,
(Dollars in thousands)	2007	2006

Commercial, financial, and agricultural	$22,595	$23,996
Real estate – construction	66,069	59,745
Real estate – mortgage	241,316	211,676
Consumer	38,834	33,690
Other	5,162	6,058
	373,976	335,165
Unearned income	(151)	(159)
Allowance for loan losses	(4,952)	(4,480)
Loans, net	$368,873	$330,526

Loans serviced for others totaled $83,856,000 and $79,680,000 at December 31, 2007 and 2006, respectively.

Changes in the allowance for loan losses are as follows:

	Years Ended December 31,
(Dollars in thousands)	2007	2006	2005

Balance, beginning of year	$4,480	$3,477	$3,161
Provision for loan losses	639	839	751
Loans charged off	(1,142)	(903)	(893)
Recoveries of loans previously charged off	611	436	458
Allowance acquired in business combination	364	631	-
Balance, end of year	$4,952	$4,480	$3,477

The following is a summary of information pertaining to impaired loans:

	As of and for the Years Ended
	December 31,
(Dollars in thousands)	2007	2006	2005

Impaired loans without a valuation allowance	$-	$-	$-
Impaired loans with a valuation allowance	1,633	479	232
Total impaired loans	$1,633	$479	$232
Valuation allowance related to impaired loans	$245	$72	$35
Average investment in impaired loans	$507	$659	$323

Interest income recognized on impaired loans for the years ended December 31, 2007, 2006, and 2005 was immaterial.

There were $1,633,000, and $479,000 loans on nonaccrual status at December 31, 2007 and 2006. Loans of $247,000 and $1,015,000 were past due ninety days or more and still accruing interest at December 31, 2007 and 2006, respectively.

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. LOANS (Continued)

In the ordinary course of business, the Company has granted loans to certain related parties, including executive officers, directors and their affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. Changes in related party loans for the year ended December 31, 2007 are as follows:

(Dollars in thousands)
Balance, beginning of year	5,239
Advances	156
Repayments	(4,546)
Increase due to business combination	259
Balance, end of year	1,108

NOTE 5. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:
	December 31,
(Dollars In Thousands)	2007	2006

Land	$3,125	$2,241
Buildings	12,720	10,342
Leasehold improvements	532	19
Construction in progress	393	1,284
Equipment	5,845	4,884
	22,615	18,770
Accumulated Depreciation	(4,522)	(3,446)
	$18,093	$15,324

Construction in progress amounts at December 31, 2007 relate to the construction of the Company’s operations center in Thomaston, Georgia, and at December 31, 2006 to additions and renovations to Upson’s main office in Thomaston. The project was to be completed in two phases, with the first phase completed in the third quarter of 2006 and the second phase completed in the second quarter of 2007.  The final cost of the project was  approximately $4,869,000.  In 2007 the Company began operating a branch office in a leased facility in Tyrone, Georgia which is subject to a ten year lease.  Leasehold improvements for the office amounted to $513,000.

Leases:
In 2004 the Company leased a branch office location in Fayetteville, Georgia. The lease is for a term of five years.  In 2007, the Company leased a second branch office in Tyrone, Georgia for a term of ten years with certain renewal options.

Rental expense under all operating leases amounted to $114,000, $91,000, and $66,000 for the years ended December 31, 2007, 2006 and 2005, respectively. Commitments for lease obligations are as follows:

(Dollars In Thousands)
2008	$141
2009	119
2010	75
2011	77
2012	79
Thereafter	388
$879

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6. INTANGIBLE ASSETS

Following is a summary of information related to intangible assets:

	As of December 31, 2007		As of December 31, 2006
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
(Dollars In Thousands)	Amount	Amortization	Amount	Amortization

Goodwill	$14,255	-	$9,057	-

Core deposit intangible	$9,441	$(5,159)	$8,726	$(4,233)
Mortgage servicing rights	863	(353)	597	(222)
Total other intangible assets	$10,304	$(5,512)	$9,323	$(4,455)

Annually, intangible assets are reviewed for impairment.  During 2007, no charges for impairment were required.

Amortization expense for the core deposit intangibles was $926,000, $807,000 and $963,000 for the years ended December 31, 2007, 2006 and 2005, respectively.  Amortization expense for the mortgage servicing rights was $131,000 for the year ended December 31, 2007.  The estimated amortization expense of all intangible assets in future years is as follows:

(Dollars In Thousands)
2008	$1,074
2009	1,038
2010	785
2011	465
2012	432
Thereafter	998
$4,792

NOTE 7. DEPOSITS

Deposits are as follows:
	December 31,
(Dollars In Thousands)	2007	2006

Noninterest bearing deposits	$80,685	$80,581
Interest checking	83,742	72,386
Money market	55,687	56,461
Savings	41,997	35,542
Certificates of deposit	251,820	217,652
	513,931	462,622

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2007 and 2006 was $84,616,000 and $63,708,000, respectively. The scheduled maturities of time deposits at December 31, 2007 are as follows:

(Dollars In Thousands)
2008	$201,061
2009	20,231
2010	16,475
2011	6,966
2012	6,873
Thereafter	214
$251,820

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7. DEPOSITS (Continued)

Overdraft demand deposits reclassified to loans totaled $272,000 and $252,000 at December 31, 2007 and 2006, respectively.

NOTE 8. BORROWED FUNDS

Other borrowed funds consist of the following:

	December 31,
(Dollars In Thousands)	2006	2005

Short-term borrowed funds
Federal Home Loan Bank advance with a maturity of March 26, 2008. Interest is payable monthly at a rate of 5.51%.	$3,000	$-
Current portion of Federal Home Loan Bank advance with a maturity of March 5, 2008. Interest is payable monthly at a rate of 6.25%. Principal is due in semi-annual installments of $55,000.	55	110
Total short-term borrowed funds	3,055	110

Long-term borrowed funds
Federal Home Loan Bank advance due January 30, 2009. Interest is payable monthly at 5.05%.	-	5,000
Federal Home Loan Bank advance with a maturity of March 5, 2008.
Interest is payable monthly at a rate of 6.25%. Principal is due in semi-annual installments of $55,000.	-	55
Line of credit maturing October 1, 2018 secured by common stock of subsidiary banks. Principal balance outstanding at October 16, 2008 shall be due in ten annual payments beginning October 1, 2009.
Interest is payable quarterly at Prime minus 0.50%.	6,555	780
Total long-term borrowed funds	6,555	5,835

Total borrowed funds	$9,610	$5,945

Contractual maturities of other borrowings as of December 31, 2007 are as follows:

(Dollars In Thousands)
2008	$3,055
2009	656
2010	656
2011	656
2012	656
Thereafter	3,931
$9,610

Advances are collateralized by a blanket floating lien on qualifying first mortgages, pledges of certain securities and the Company’s Federal Home Loan Bank stock.

The terms of the line of credit require the maintenance of certain minimum capital levels and regulatory capital ratios, allowance for loan losses, and profitability ratios.  The Company believes it is in compliance with such terms at December 31, 2007.

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

total funds it will contribute to the Plans.  Once determined, funds are first contributed to the 401(k) plan with the remainder contributed to the ESOP.  For the years ended December 31, 2007, 2006, and 2005 the total funds contributed approximated 8% of compensation less amounts paid as incentives and bonuses.

401(k) and Profit Sharing Plan

The 401(k) Plan is available to all eligible employees, subject to certain minimum age and service requirements. For the years ended December 31, 2007 and 2006, the Company contributed 6% of an employee’s compensation to the Plan without regard to an employee’s level of participation.  For the year ended December 31, 2005, the Company made a matching contribution of 75% of the first 8% of an employee’s contribution, for a maximum contribution of 6%.  The contributions expensed were $445,000, $391,000 and $257,000 for the years ended December 31, 2007, 2006 and 2005, respectively.  These expenses are included in salaries and employee benefits expense in the accompanying statements of income.

Employee Stock Ownership Plan

The ESOP is available to all eligible employees, subject to certain age and service requirements.  For the years ended December 31, 2007, 2006 and 2005, the Company contributed $182,000, $143,000 and $220,000, respectively, to the ESOP. These expenses are included in salaries and employee benefits expense in the accompanying statements of income.

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

At December 31, 2007 and 2006, the ESOP held 67,054 and 42,773 shares of the Company stock. Shares held by the ESOP considered outstanding for purposes of calculating the Company’s earnings per share were 51,174 and 42,773 shares as of December 31, 2007 and 2006, respectively.  In November 2007, the ESOP purchased 15,880 shares funded by a $349,000 direct loan from the Company.  At December 31, 2007 the balance of the loan was $349,000 and is reported on the balance sheet as “Unearned Compensation – ESOP” and is a reduction of  stockholders’ equity.  This loan carries an interest rate of Prime minus 0.50% and is to be repaid over a term of fifteen years.  At December 31, 2007 the shares secured by the loan had not been allocated to participant accounts and therefore are not considered outstanding for purposes of computing earnings per share.

Deferred Compensation Plan

The Company has a deferred compensation plan for death and retirement benefits for certain key officers. The estimated amounts to be paid under the compensation plan have been funded through the purchase of life insurance policies on the officers. The balance of the policy cash surrender values included in other assets at December 31, 2007 and 2006 is $16,302,000 and $12,521,000, respectively. Income recognized on the policies amounted to $594,000, $340,000 and $146,000 for the years ended December 31, 2007, 2006 and 2005, respectively. The balance of deferred compensation included in other liabilities at December 31, 2007 and 2006 is $4,139,000 and $2,765,000, respectively. Expense recognized for deferred compensation amounted to $470,000, $251,000 and $325,000 for the years ended December 31, 2007, 2006 and 2005, respectively.  In connection with its October 31, 2006 merger with Maplesville, the Company acquired bank-owned life insurance contracts with a fair value of $2,117,000 and assumed $1,483,000 in deferred compensation liabilities.  In connection with its July 1, 2007 merger with Chickamauga, the Company acquired bank-owned life insurance contracts with a fair value of $3,187,000 and assumed $927,000 in deferred compensation liabilities.

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9. EMPLOYEE BENEFIT PLANS (Continued)

Defined Benefit Plan

In its July 1, 2007 acquisition of Bank of Chickamauga, the Company assumed the Bank of Chickamauga Defined Benefit Plan (the “Chickamauga Plan”).  In accordance with the Merger Agreement, the Chickamauga Plan  was terminated effective November 1, 2007, and the Company is awaiting Internal Revenue Service approval of the plan termination.  When the Chickamauga Plan is terminated, participants will have the option of receiving a lump sum cash distribution or a private annuity that provides substantially the same benefit as they would have received under the Chickamauga Plan.   At December 31, 2007, the Accumulated Benefit Obligation of the Chickamauga Plan was $2,510,000 and the plan assets were $1,879,000, leaving a plan shortfall of $631,000.  The Accumulated Benefit Obligation was calculated in accordance with IRS regulations governing plan terminations which will be in effect in 2008 when the Chickamauga Plan is terminated.  These regulations will require the use of multiple discount rates correlating to various durations of the estimated plan participant liabilities, resulting in an average discount rate of 4.85%.  At December 31, 2007 the Company had recorded on its books accrued pension expense totaling $568,500 to be used to fund any shortfall in plan assets at the time of the plan termination.  Any legal, actuarial, administrative or benefit costs to terminate the plan in excess of this amount will be funded from the $687,000 which was escrowed at the date of merger.

NOTE 10. STOCK COMPENSATION PLAN

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, (“SFAS No. 123(R)”) which was issued by the Financial Accounting Standards Board in December 2004. SFAS No. 123(R) revises SFAS No. 123, Accounting for Stock Based Compensation (“SFAS 123”), and supersedes APB No. 25, Accounting for Stock Issued to Employees, (“APB No. 25”) and its related interpretations. SFAS No. 123(R) requires recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements over the period the employee is required to perform the services in exchange for the award (presumptively the vesting period). SFAS No. 123(R) also requires measurement of the cost of employee services received in exchange for an award based on the grant-date fair value of the award. SFAS No. 123(R) also amends SFAS No. 95, Statement of Cash Flows, to require that excess tax benefits be reported as financing cash inflows, rather than as a reduction of taxes paid, which is included within operating cash flows.

The Company adopted SFAS No. 123(R) using the modified prospective application as permitted under SFAS No. 123(R).  Accordingly, prior period amounts have not been restated. Under this application, the Company is required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption.  For the years ended December 31, 2007 and 2006, the Company recorded compensation expense related to stock options of $106,000 and $95,000, respectively.

Prior to the adoption of SFAS No. 123(R), the Company used the intrinsic value method as prescribed by APB No. 25 and thus recognized no compensation expense for options granted with exercise prices equal to the fair market value of the Company’s common stock on the date of grant.

The Company maintains the SouthCrest Financial Group, Inc. 2005 Stock Incentive Plan (the “Stock Incentive Plan”), which provides for up to 549,000 shares of the Company’s stock to be awarded in the form of stock options.  Both incentive stock options and non-qualified options may be granted under the Plan.  The exercise price of each option equals the market price of the Company’s stock on the date of grant.  The incentive stock options generally vest at the rate of 20% per year over five years, and expire after ten years from the date of grant.  The Company immediately vested a grant of 104,000 stock options in 2005.  At December 31, 2007, 392,100 shares remained available for future grant.  Compensation cost that has been charged against income was approximately $106,000 and $95,000 for the years ended December 31, 2007 and 2006, respectively.  Because all options that are subject to expensing under SFAS No. 123(R) are tax qualifying, it is not expected that recognized compensation expense relating to these stock options will result in future tax benefits.

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10. STOCK COMPENSATION PLAN (Continued)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model.  The Company granted 7,900 and 183,500 stock options during the years ended December 31, 2006 and 2005, respectively, with a fair value of $6.48 and $5.98, respectively, for each option.  No options were granted for the year ended December 31, 2007.  The following table presents the assumptions for the Black-Scholes model used in determining the fair value of options granted to employees in the December, 2006 and 2005:

	2006	2005

Dividend yield	2.16%	2.13%
Risk-free interest rate	4.58%	4.40%
Expected life	6.5 years	6.5 years
Volatility	26.34%	23.31%

A summary of activity in the Stock Incentive Plan is presented below:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding at January 1, 2005	-
Granted	183,500	$23.45
Exercised	-
Forfeited	-

Outstanding at December 31, 2005	183,500	$23.45
Granted	7,900	23.10
Exercised	-
Forfeited	-

Outstanding at December 31, 2006	191,400	$23.44
Granted	-
Exercised	-
Forfeited	-

Outstanding at December 31, 2007	191,400	$23.44	8 years	$-

Options exercisable at December 31, 2007	135,800	$23.45	8 years	$-

Since the inception of the Stock Incentive Plan, no options have been exercised.  Because the end of period stock price was less than or equal to the exercise prices of options outstanding, the options outstanding and exercisable at December 31, 2007 had no intrinsic value.  As of December 31, 2007, there was $325,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements, which is expected to be recognized over a weighted average life of 3.1 years.

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10. STOCK COMPENSATION PLAN (Continued)

Options outstanding at December 31, 2007 were as follows:

	Outstanding			Exercisable
Exercise Price	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term

$23.10	7,900	$23.10	9 years	-	$23.10	9 years
$23.45	183,500	$23.45	8 years	135,800	$23.45	8 years

Total	191,400			135,800

NOTE 11. INCOME TAXES

The components of income tax expense are as follows:

	Years Ended December 31,
(Dollars in thousands)	2007	2006	2005

Current
Federal	$2,803	$2,764	$2,485
State	293	323	253
Total current	3,096	3,087	2,738

Deferred
Federal	(276)	(281)	(491)
State	(44)	(31)	(91)
Total deferred	(320)	(312)	(582)

	$2,776	$2,775	$2,156

The Company’s income tax expense differs from the amounts computed by applying the Federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	Years Ended December 31,
(Dollars in thousands)	2007	2006	2005

Tax provision at statutory rate	$3,086	$2,907	$2,380
State income taxes, net of Federal benefit	164	193	107
Tax-exempt income	(504)	(358)	(254)
Stock option expense	36	33	-
Other	(6)	-	(77)

Income tax expense	$2,776	$2,775	$2,156

NOTE 11. INCOME TAXES (Continued)

The components of deferred income taxes are as follows:
	Years Ended December 31,
(Dollars in thousands)	2006	2005
Deferred tax assets:
Loan loss reserves	$1,686	$1,520
Deferred compensation	1,434	696
Securities available for sale	-	103
Security impairment	136	136
Intangibles	674	674
	3,930	3,129

Deferred tax liabilities
Intangibles	535	846
Securities available for sale	334	-
Mortgage servicing rights	192	142
Depreciation	479	448
	1,540	1,436
Net deferred tax assets	$2,390	$1,693

The years 2004 through 2006 are still subject to audit for the Company’s Federal, Georgia, and Alabama income tax returns.  No material tax uncertainties exist as of December 31, 2007.

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

(Dollars in thousands)	2007	2006

Commitments to extend credit	$33,929	$40,623
Credit card commitments	9,323	9,125
Commercial letters of credit	1,282	741
	$44,534	$50,489

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

Eighty two percent of the Company’s loan portfolio is concentrated in loans secured by real estate of which a substantial portion is secured by real estate in the Company’s primary market area. Accordingly, the ultimate collectibility of the loan portfolio is susceptible to changes in market conditions in the Company’s primary market area. The other significant concentrations of credit by type of loan are set forth in Note 4.

The Company, as a matter of policy, does not extend credit to any single borrower or group of related borrowers in excess of regulatory limits, or approximately $6,274,000 for Upson, $3,144,000 for FNB Polk, $2,612,000 for Peachtree, and $1,308,000 for Chickamauga.

NOTE 14. REGULATORY MATTERS

The Company’s bank subsidiaries are subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2007, approximately $1,991,000 of retained earnings was available for dividend declaration without regulatory approval.

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Banks to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets, as defined, and of Tier I capital to average assets, as defined. Management believes, as of December 31, 2007 and 2006, the Company and the Banks met all capital adequacy requirements to which they are subject.

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

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14. REGULATORY MATTERS (Continued)

The Company and the Banks’ actual capital amounts and ratios are presented in the following table.

(Dollars in thousands)	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
As of December 31, 2007
Total Capital to Risk Weighted Assets
Consolidated	$59,423	14.51%	$32,770	8.00%	$	N/A	N/A
Bank of Upson	31,746	14.53%	17,480	8.00%		21,850	10.00%
FNB Polk County	20,891	18.84%	8,871	8.00%		11,089	10.00%
Peachtree Bank	6,083	13.72%	3,547	8.00%		4,434	10.00%
Bank of Chickamauga	5,911	16.68%	2,834	8.00%		3,543	10.00%
Tier 1 Capital to Risk Weighted Assets
Consolidated	$54,604	13.33%	$16,385	4.00%	$	N/A	N/A
Bank of Upson	29,304	13.41%	8,740	4.00%		13,110	6.00%
FNB Polk County	19,504	17.59%	4,436	4.00%		6,653	6.00%
Peachtree Bank	5,536	12.49%	1,774	4.00%		2,660	6.00%
Bank of Chickamauga	5,468	8.75%	1,417	4.00%		2,126	6.00%
Tier 1 Capital to Average Assets
Consolidated	$54,604	9.14%	$23,883	4.00%	$	N/A	N/A
Bank of Upson	29,304	9.94%	11,796	4.00%		14,745	5.00%
FNB Polk County	19,504	11.65%	6,694	4.00%		8,368	5.00%
Peachtree Bank	5,536	8.75%	2,531	4.00%		3,164	5.00%
Bank of Chickamauga	5,468	7.61%	2,873	4.00%		3,591	5.00%

As of December 31, 2006
Total Capital to Risk Weighted Assets
Consolidated	$60,069	15.97%	$30,089	8.00%	$	N/A	N/A
Bank of Upson	32,120	14.68%	17,505	8.00%		21,881	10.00%
FNB Polk County	21,975	20.19%	8,705	8.00%		10,882	10.00%
Peachtree Bank	6,167	12.83%	3,844	8.00%		4,805	10.00%
Tier 1 Capital to Risk Weighted Assets
Consolidated	$55,555	14.77%	$15,044	4.00%	$	N/A	N/A
Bank of Upson	29,560	13.51%	8,752	4.00%		13,129	6.00%
FNB Polk County	20,614	18.94%	4,353	4.00%		6,529	6.00%
Peachtree Bank	5,574	11.60%	1,922	4.00%		2,883	6.00%
Tier 1 Capital to Average Assets
Consolidated	$55,555	10.81%	$20,555	4.00%	$	N/A	N/A
Bank of Upson	29,560	9.85%	12,004	4.00%		15,005	5.00%
FNB Polk County	20,614	12.04%	6,849	4.00%		8,561	5.00%
Peachtree Bank	5,574	9.04%	2,465	4.00%		3,082	5.00%

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

The following methods and assumptions were used by the Company, in estimating the fair value of its financial instruments:

Cash, Due From Banks, Interest-Bearing Deposits at Other Banks and Federal Funds Sold:  The carrying amount of cash, due from banks, interest-bearing deposits at other banks and federal funds sold approximates fair value.

Securities: Fair value of securities is based on available quoted market prices. The carrying amount of equity securities with no readily determinable fair value, including restricted equity securities, approximates fair value.

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

Short-Term and Long-Term Borrowed Funds: The carrying amount of variable-rate notes payable and short-term Federal Home Loan Bank advances approximates fair value. The fair value of fixed rate Federal Home Loan Bank advances are estimated based on discounted contractual cash flows using the current incremental borrowing rates for similar type borrowing arrangements.

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

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The estimated fair values and related carrying amounts of the Company’s financial instruments were as follows:

	2007		2006
	Carrying	Fair	Carrying	Fair
(Dollars in thousands)	Amount	Value	Amount	Value

Financial assets
Cash, due from banks, interest bearing deposits in other banks, and federal funds sold	$36,013	$36,013	$34,311	$34,311
Securities	138,093	137,840	128,787	127,556
Restricted equity securities	2,008	2,008	2,029	2,029
Loans and loans held for sale, net	369,102	378,367	330,972	334,960
Accrued interest receivable	3,901	3,901	3,445	3,445
Bank-owned life insurance	16,302	16,302	12,521	12,521

Financial liabilities
Deposits	513,931	517,638	462,622	463,143
Short-term borrowings	3,055	3,059	110	110
Long-term borrowings	6,555	6,555	5,835	5,832
Accrued interest payable	2,975	2,975	2,875	2,875

NOTE 16. SUPPLEMENTAL FINANCIAL DATA

Components of other operating expenses in excess of 1% of revenue are as follows:

	Years Ended December 31,
	2007	2006	2005

Data processing fees	$1,454,000	$1,222,000	$1,087,000
Professional fees	620,000	439,000	477,000
Postage and supplies	692,000	527,000	513,000
Director fees	409,000	370,000	343,000

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17. PARENT COMPANY FINANCIAL INFORMATION

The following information presents the condensed balance sheets of SouthCrest Financial Group, Inc. as of December 31, 2007 and 2006 and the condensed statements of income and cash flows for each of the three years ended December 31, 2007:

CONDENSED BALANCE SHEETS

(Dollars in thousands)	2007	2006
Assets
Cash	$1,001	$119
Investment in subsidiaries	78,072	68,642
Securities available for sale	313	380
Other assets	152	297
Total assets	$79,538	$69,438

Liablities, redeemable common stock and stockholders' equity
Note payable	$6,555	$780
Other liabilities	171	115
Redeemable common stock and stockholders' equity
Redeemable common stock held by ESOP	1,091	988
Stockholders' equity	71,721	67,555

Total liabilties, redeemable common stock and stockholders' equity	$79,538	$69,438

CONDENSED STATEMENTS OF INCOME

(Dollars in thousands)	2007	2006	2005

Dividend income from subsidiaries	$17,942	$9,120	$1,950
Gain on securities available for sale	-	-	249
Total income	17,942	9,120	2,199
Interest expense	191	4	-
Other expense	902	750	484
Total expenses	1,093	754	484
Income before income taxes and equity in undisributed income of subsidiaries	16,849	8,366	1,715
Income tax benefits	(382)	(250)	(83)
Income before equity in undistributed income of subsidiaries	17,231	8,616	1,798
Equity in undistributed income (excess of distributions over income) of subsidiaries	(10,931)	(2,842)	3,046

Net income	$6,300	$5,774	$4,844

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17. PARENT COMPANY FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	2007	2006	2005

OPERATING ACTIVITIES
Net income	$6,300	$5,774	$4,844
Adjustments to reconcile net income to net cash provided by operating activities
(Undistributed income) excess distributions over income of subsidiaries	10,931	2,842	(3,046)
Gain on sale of securities available for sale	-	-	(249)
Stock option expense	106	95
Change in other assets	145	(167)	(89)
Change in other liabilities	83	115	(33)
Net cash provided by operating activities	17,565	8,659	1,427

INVESTING ACTIVITIES
Proceeds from sale of securities available for sale	-	-	449
Investment in subsidiaries	(2,250)	-	-
Cash paid in business combination	(17,350)	(7,987)	-
Net cash provided by (used in) investing activities	(19,600)	(7,987)	449

FINANCING ACTIVITIES
Proceeds from long-term borrowed funds	5,775	6,280	1,500
Repayment of long-term borrowed funds	-	(5,500)	(1,500)
Common stock issued to ESOP	-	-	400
Increase in unearned compensation - ESOP	(349)	-	-
Purchase and retirement of stock	(453)	-	(192)
Dividends paid	(2,056)	(1,791)	(1,713)
Net cash provided by (used in) financing activities	2,917	(1,011)	(1,505)

Net increase (decrease) in cash	882	(339)	371

Cash at beginning of year	119	458	87

Cash at end of year	$1,001	$119	$458

Noncash transactions:
Common stock issued in business combination	$-	$9,464	$-
Unrealized gain on securities available for sale	(67)	66	-

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND STOCKHOLDERS
SOUTHCREST FINANCIAL GROUP, INC.

We have audited the accompanying consolidated balance sheets of SouthCrest Financial Group, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SouthCrest Financial Group, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ Dixon Hughes PLLC

Atlanta, Georgia
March 31, 2008