Form 10-K, Exhibit 13
period 2008-12-31
SOUTHCREST FINANCIAL GROUP INC
filed 2009-04-03
CIK 1279756

Exhibit 13.1

Selected Financial Data

The following tables present certain selected historical financial information for SouthCrest Financial Group, Inc. and subsidiaries. The data should be read in conjunction with the historical financial statements, including the notes thereto, and other financial information concerning the Company.

SouthCrest Financial Group, Inc. and Subsidiaries
Summary Financial Data
For the Periods Ended December 31,
(all dollars in thousands except per share amounts)
	2008	2007	2006	2005	2004
Income Statement
Net interest income	$21,801	$22,552	$19,191	$17,469	$11,460
Provision for loan losses	4,002	639	839	751	375
Net interest income after
provision for loan losses	17,799	21,913	18,352	16,718	11,085
Other income	6,580	6,797	5,364	4,478	3,357
Other expense	30,363	19,634	15,167	14,196	8,925
Income taxes	15	2,776	2,775	2,156	1,660
Net income (loss)	(5,999)	6,300	5,774	4,844	3,857
Per Common Share
Basic and diluted earnings (loss) per share	$(1.53)	$1.60	$1.58	$1.36	$1.52
Cash dividends declared	$0.52	$0.52	$0.50	$0.48	$0.46
Dividend payout ratio	(C )	32.5%	31.4%	35.3%	30.3%
Book value	$16.29	$18.24	$17.09	$14.93	$14.21
Tangible book value (B)	$14.00	$13.40	$13.57	$11.81	$12.00
Average shares outstanding	3,916,357	3,946,689	3,643,218	3,572,904	2,545,724
Period End
Total loans	$396,137	$374,054	$335,452	$276,475	$229,232
Net loans	388,852	369,102	330,972	272,998	226,071
Earning assets (A)	541,119	532,475	483,653	410,897	374,684
Assets	610,551	606,009	544,017	450,848	407,512
Deposits	519,701	513,931	462,622	377,900	352,252
Stockholders' equity	64,028	71,721	67,555	53,456	50,740
Common shares outstanding	3,931,528	3,931,528	3,952,328	3,581,193	3,571,556
Average Balances
Loans	$387,105	$353,581	$293,489	$249,394	$156,003
Earning assets (A)	546,093	510,869	430,130	394,076	269,651
Assets	618,590	573,421	473,173	428,360	292,446
Deposits	523,999	483,484	397,637	366,877	256,035
Other borrowings	11,746	10,829	12,960	4,695	580
Stockholders' equity	71,864	69,677	57,456	52,125	33,062
Performance Ratios
Return on average assets	-0.97%	1.10%	1.22%	1.13%	1.32%
Return on average stockholders 'equity	-8.35%	9.04%	10.05%	9.29%	11.67%
Net interest margin	3.99%	4.41%	4.46%	4.43%	4.25%
Average equity to average assets	11.62%	11.81%	12.15%	12.17%	11.31%
Average loans to average deposits	73.88%	73.13%	73.81%	67.98%	60.93%

(A)  Earning assets include interest-bearing deposits in banks, federal funds sold, securities available for sale and held to maturity, restricted equity securities, and loans net of unearned income.
(B)  Tangible book value per share is equal to stockholders' equity minus intangible assets divided by the number of common shares outstanding.
(C)  Not meaningful.

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

Investment Securities. Investment securities are classified into three categories. Debt securities that we have the intent and ability to hold to maturity are classified as “held-to-maturity securities” and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as “trading securities” and reported as fair value, with unrealized gains and losses included in earnings. Debt securities not classified as either held-to-maturity securities or trading securities and equity securities not classified as trading securities are classified as “available-for-sale securities” and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income. We did not have any securities classified as trading securities as of December 31, 2008 or 2007.

Management conducts regular reviews to assess whether the values of our investments are impaired and if any impairment is other than temporary. If we determine that the value of any investment is other than temporarily impaired, we record a charge against earnings in the amount of the impairment. The determination of whether other than temporary impairment has occurred involves significant assumptions, estimates and judgments by management. Changing economic conditions — global, regional or related to industries of specific issuers — could adversely affect these values. Impairment losses recognized for securities totaled $570,000, $-0-, and $-0-, for the years ending December 31, 2008, 2007, and 2006.

Goodwill and Intangible Assets.  Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired.  Other intangible assets include core deposit intangibles recognized in bank and branch acquisitions, and mortgage servicing rights recognized in connection with the sale of mortgage loans in which the Company retains the servicing rights.    Goodwill impairment testing is performed annually or more frequently if events or circumstances indicate possible impairment.  The evaluation of goodwill for impairment uses both the income and market approaches to value the reporting units of the Company.  The income approach consists of discounting projected long-term future cash flows (earnings), which are derived from internal forecasts and economic expectations for the Company and its reporting units.  The significant inputs to the income approach include the long-term target tangible equity to tangible assets ratio and the discount rate, which is determined utilizing the Company’s cost of capital adjusted for a company-specific risk factor.   The company-specific risk factor is used to address the uncertainty of growth estimates and earnings projections of management.  Under the market approach, a value is calculated from an analysis of comparable acquisition transactions based on earnings, book value, assets and deposit premium multiples from the sale of similar financial institutions.  Our goodwill testing for 2008, which was updated as of December 31, 2008, indicated that the intangible assets recorded at the time of acquisition of FNB Polk, Peachtree and Chickamauga were impaired based on the substantial decline in our common stock price and the economic outlook for our industry.  As a result, the Company recorded goodwill impairment charges of $7,858,000 and core deposit intangible impairment charges of $1,263,000 for the year ended December 31, 2008.  If our stock price continues to decline, if the Company does not produce anticipated cash flows, or if comparable banks begin selling at significantly lower prices than in the past, our goodwill may be further impaired in the future.

Recent Accounting Pronouncements

Information regarding accounting pronouncements affecting future periods are summarized in Note 1, “Summary of Significant Accounting Policies” on page F-10.

Business Combinations

On July 1, 2007, the Company completed its acquisition of Bank of Chickamauga (“Chickamauga”).  Under terms of the agreement, the shareholders of Chickamauga were to receive approximately $18 million cash, less certain costs related to the merger and the termination of the Chickamauga defined benefit plan.  The Chickamauga shareholders received $17.2 million in cash with an additional $687,000 being placed in a reserve account to fund the costs related to terminating the Chickamauga defined benefit plan that are in excess of the $568,500 that was accrued by  Chickamauga as a liability to the pension plan.  The reserve account is recorded as a liability in the financial statements.  Any funds remaining after the termination of the defined benefit plan will be distributed to the Chickamauga shareholders, which will increase the purchase amount recorded at acquisition.  In February 2009 the Company received approval by the Internal Revenue Service for the plan termination, and the plan termination is scheduled for June 2009.  A final actuarial report will be completed to determine termination benefits to be distributed.

The merger was accounted for under the purchase method of accounting. Accordingly, results of operations for Bank of Chickamauga are included in the results of operations of SouthCrest prospectively from the date of merger, and the purchase price of $17.35 million, which includes merger costs of $150,000, was allocated to the fair values of Chickamauga’s assets and liabilities.

Statement of Position 03-03, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (“SOP 03-03”) addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality.  It includes loans acquired in purchase business combinations.  The SOP does not apply to loans originated by the entity.  At July 1, 2007 the Company identified $559,000 in loans to which the application of the provisions of SOP 03-03 was required.  The carrying amount of these loans was reduced to $376,000 at July 1, 2007, representing a nonaccretable adjustment of $183,000.  Because the Company could not reasonably estimate cash flows expected to be collected from these loans, interest income is only recognized when cash payments are received on such loans.  The purchase accounting adjustments reflect a reduction in loans for $183,000 related to Chickamauga’s impaired loans, thus reducing the carrying value of these loans to $376,000 as of July 1, 2007.  At December 31, 2008, the carrying value of these loans had been reduced to $267,000 due to foreclosures and cash payments received from the borrowers.  Interest income recognized on such loans is not material for the year ended December 31, 2008 and the six month period ended December 31, 2007.

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

Results of Operations for the Years Ended December 31, 2008, 2007, and 2006

Net loss for 2008 was $5,999,000 or $(1.53) per share compared to income of $6,300,000 or $1.60 per share in 2007.      The primary reasons for the decline in include a $9,121,000 impairment charge related to the Company’s goodwill and core deposit intangible assets, $3,363,000 increase in the provision for loan losses, a $751,000 reduction in net interest income, and a $570,000 charge for the impairment of certain securities.

For 2007, net income was $6,300,000 or $1.60 per share compared to net income of $5,774,000 or $1.58 per share for 2006, an increase of $526,000 or 9.1%.    The primary reasons for the increase in net income in 2007 relate to the inclusion of the results of operations of Peachtree Bank for a full year in 2007 compared to two months in 2006 as that merger was completed on October 31, 2006, and the inclusion of six months of operations for Bank of Chickamauga as that merger was completed on July 1, 2007.

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

Table 1 below presents various components of assets and liabilities, interest income and expense as well as their yield/cost for the fiscal years ended 2008, 2007 and 2006. In this table, amounts related to average balances and interest income and interest expense for Chickamauga and Peachtree are included prospectively from the dates of their respective mergers:

Table 1. Average Consolidated Balance Sheets and Net Interest Income Analysis
For the Years Ended December 31,
(Dollars in thousands)
	2008			2007			2006
	Average	Income /	Yields /	Average	Income /	Yields /	Average	Income /	Yields /
	Balances(1)	Expense	Rates	Balances(1)	Expense	Rates	Balances(1)	Expense	Rates

Loans	$387,105	$27,836	7.19%	$353,581	$29,455	8.33%	$293,489	$23,314	7.94%
Taxable securities	110,049	5,296	4.81%	118,846	5,695	4.79%	111,511	4,859	4.36%
Nontaxable securities (2)	23,262	900	3.87%	21,398	830	3.88%	12,492	551	4.41%
Federal funds sold	10,655	248	2.33%	10,207	497	4.87%	9,569	509	5.32%
Interest bearing deposits in banks	15,022	559	3.72%	6,837	382	5.59%	3,569	191	5.35%
Total earning assets	546,093	34,839	6.38%	510,869	36,859	7.21%	430,630	29,424	6.83%
Cash and due from banks	15,187			13,930			12,987
Allowance for loan losses	(5,768)			(4,861)			(3,832)
Other assets	63,078			53,483			33,388
Total	$618,590			$573,421			$473,173

Interest bearing demand (3)	$150,994	$2,092	1.39%	$132,690	$2,461	1.85%	$116,232	$1,900	1.63%
Savings	43,877	300	0.68%	40,163	293	0.73%	34,454	211	0.61%
Certificates of deposit	251,309	10,205	4.06%	231,194	10,927	4.73%	183,650	7,497	4.08%
Total interest bearing deposits	446,180	12,597	2.82%	404,047	13,681	3.39%	334,336	9,608	2.87%
Borrowed funds	11,746	441	3.75%	10,829	626	5.78%	12,960	625	4.82%
Total interest bearing liabilties	457,926	13,038	2.85%	414,876	14,307	3.45%	347,296	10,233	2.95%
Noninterest bearing demand deposits	77,816			79,437			63,301
Other liabilities	10,151			8,427			4,095
Redeemable common stock held by ESOP	833			1,004			1,025
Stockholders' equity	71,864			69,677			57,456
Total	$618,590			$573,421			$473,173
Net interest income		$21,801			$22,552			$19,191
Net interest yield on earning assets			3.99%			4.41%			4.46%
Net interest spread			3.53%			3.76%			3.88%

(1)  Daily averages
(2)  Tax-equi valent yields are not provided as effect is deemed immaterial.
(3)  Includes money market accounts.
(4)  Nonaccrual loans are included in the average balances of loans receivable.

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

Table 2. Changes In Interest Income and Expense
(Dollars in thousands)

	2008 Compared to 2007			2007 Compared to 2006

	Increase (Decrease) Due to Changes In			Increase (Decrease) Due to Changes In
	Volume	Rate	Total	Volume	Rate	Total

Loans	$2,637	$(4,256)	$(1,619)	$4,952	$1,189	$6,141
Taxable securities	(423)	24	(399)	335	501	836
Nontaxable securities	72	(2)	70	352	(73)	279
Federal funds sold	21	(270)	(249)	33	(45)	(12)
Interest bearing deposits in banks	338	(161)	177	182	9	191
Total earning assets	2,645	(4,665)	(2,020)	5,854	1,581	7,435

Interest bearing demand	304	(673)	(369)	287	274	561
Savings	27	(20)	7	38	44	82
Certificates of deposit	904	(1,626)	(722)	2,123	1,307	3,430
Total deposits	1,235	(2,319)	(1,084)	2,448	1,625	4,073
Borrowed funds	50	(235)	(185)	(112)	113	1
Total interest bearing liabilties	1,285	(2,554)	(1,269)	2,336	1,738	4,074
Net interest income	$1,360	$(2,111)	$(751)	$3,518	$(157)	$3,361

Net interest income declined $751,000, or 3.3% to $21,801,000 for 2008.  Interest income declined $2,020,000 due primarily to a $1,619,000 reduction in interest earned on loans.  The average rate earned on loans declined from 8.33% for 2007 to 7.19% for 2008, resulting in a $4,256,000 reduction in interest income earned on loans.  This was offset by a $2,637,000 increase in interest income earned on loans attributable to an increase in the average balance outstanding of loans of $33,524,000.   The decline in interest income was partially offset by a $1,269,000 reduction in interest expense.  Interest expense on deposit accounts for 2008 declined $1,084,000 from 2007, of which $2,319,000 is attributable to a reduction in the average rate paid on such deposits from 3.39% in 2007 to 2.82% in 2008.  This reduction was partially offset by a $1,235,000 increase in interest expense caused by a $42,133,000 increase in the average balance of interest bearing deposit accounts.  Interest expense on certificates of deposit declined $722,000, primarily the result of a reduction of $1,626,000 caused by a reduction in the average rates paid on these accounts from 4.73% in 2007 to 4.06% in 2008.

For 2007, net interest income increased $3,361,000, or 17.5%, to $22,552,000 for 2007.  Interest income increased $7,435,000 due mostly to an increase of $6,141,000 in interest income on loans.  The average balance outstanding of loans during 2007 increased $60.1 million over 2006 of which $51 million resulted from the addition of Peachtree and Chickamauga, and this growth contributed approximately $4,952,000 to the increase in interest income earned on loans.  The average yield earned on loans increased from 7.94% in 2006 to 8.33% in 2007 primarily due to a 20 basis point increase in the average prime rate for 2007 over 2006.  In addition, the inclusion of Peachtree and Chickamauga also increased the yield as the average yield of the loan portfolios of these banks for 2007 was 8.70%.  The total increase in yield for 2007 accounted for approximately $1,189,000 of the increase in interest income on loans.  The increase in interest income was partially offset by an increase in interest expense of $4,074,000.  The primary reason for the increase in interest expense is the increase of $3,430,000 in interest on certificate accounts.   The growth in the average balance of these accounts of $47.5 million accounted for $2,123,000 of the increase in interest expense, and the increase in rate from 4.08% for 2006 to 4.73% for 2007 accounted for $1,307,000 of the increase in interest expense on certificates.  The increase in the average rate paid on certificate accounts results from competition for this type of deposit in the markets served by the Company.  In general, the growth in the loan portfolio has been funded with certificate accounts.  In 2007, certificates represented 55.7% of interest bearing liabilities compared to 52.9% in 2006.

The net interest yield on earning assets was 3.99% for 2008 compared to 4.41% earned in 2007 and 4.46% in 2006.  The average yield on earning assets was 6.38% in 2008 compared to 7.21% in 2007 and 6.83% in 2006, while the average rate paid on interest bearing liabilities was 2.85% for 2008, 3.45% for 2007, and 2.95% in 2006.  In 2008, the decline in the average yield on earning assets is the result of reductions of 425 basis points in the Federal Reserve Discount Rate in 2008 and the resulting declines in the Prime Rate.  This caused a significant decline in interest income on loans, which are the largest component of earning assets.  The increase in the average yield on earning assts from 2006 to 2007 relates to the increase in loans as a percentage of total earning assets from 63.2% in 2005 to 68.2% in 2006 and 69.2% in 2007 coupled with the increased average market interest rates in the respective 2007 and 2006 periods.  Loans generally earn a higher rate of interest than other earning assets.

Provision for Loan Losses. The provision for loan losses for 2008 was $4,002,000 compared to $639,000 for 2007 and $839,000 in 2006. In 2008, the Company charged-off loans, net of recoveries, totaling $1,669,000 or 0.43% of average loans outstanding compared to net chargeoffs in 2007 of $531,000, or 0.15% of average loans outstanding,  and net chargeoffs in 2006 of $467,000, or 0.16% of average loans.

The provision for loan losses is determined primarily by management’s evaluation concerning the level of the allowance for loan losses. For further discussion, refer to the discussion below titled “Allowance for Loan Losses.”

Other Income. Total other income in 2008 was $6,580,000 compared to $6,797,000 in 2007, a decrease of $217,000 or 3.2%.  Other income in 2006 was $5,364,000.  The following table provides information about our other income.

Table 3. Summary of Other Income
(Dollars in thousands)

	2008	2007	2006

Service charges on deposits	$600	$585	$529
NSF and overdraft charges	3,378	3,261	2,775
Other service charges	1,592	1,336	1,104
Net gain on sale of loans	298	423	159
Income from bank-owned life insurance	696	594	340
Impairment charge on investments	(570)	-	-
Gain on sale of securities available for sale	78	-	-
Loss on disposal of assets	-	-	-
Other operating income	508	598	457
	$6,580	$6,797	$5,364

Service charges (including NSF and overdraft charges) on deposit accounts were $3,979,000 in 2008 compared to $3,846,000 in 2007 and $3,304,000 for 2006, an increase of $133,000 or 3.5%.  As a percent of the average balances of interest-bearing checking and noninterest-bearing checking accounts, these service charges were 1.74% of such accounts for 2008, 1.81% for 2007 and 1.84% for 2006.  As shown in Table 3 below, the fees the Company earns from services charges is primarily due to NSF fees.  As a percent of the average balances of interest-bearing checking and noninterest bearing checking, NSF and overdraft fees were 1.48% in 2008, 1.54% in 2007, and 1.55% in 2006.  The downward trend in this income as a percentage of average transaction account balances is attributable to customers maintaining higher balances which enable them to avoid such fees and charges.

Other service charges were $1,592,000 in 2008 compared to $1,336,000 in 2007 and $1,104,000 in 2006, an increase of $256,000 in the current year.  Of the increase from 2007 to 2008, $87,000 relates to increased fee income from debit cards and $71,000 relates to increased ATM and ATM Surcharge income.  Of the increase from 2006 to 2007, $74,000 relates to increased fees from debit cards.

The net gain on the sale of loans was $298,000, $423,000, and $159,000 for 2008, 2007, and 2006, respectively.  The recognition of mortgage servicing rights accounts for $143,000 of the gain in 2008 and $266,000 of the gain in 2007.  Mortgage volume was $14.4 million, $12.3 million, and $15.2 million for 2008, 2007, and 2006, respectively.

Income from bank-owned life insurance was $696,000, $594,000, and $340,000 for the years ended December 31, 2008, 2007, and 2006, respectively, which represents increases of $102,000 in 2008 and $254,000 in 2007.  The increase in 2008 is primarily the result of the inclusion in 2008 of a full year of earnings for the policies acquired in the Chickamauga acquisition versus only a half year in 2007.  The increase in 2007 relates primarily to bank-owned life insurance policies assumed in the acquisitions of Peachtree and Chickamauga.   The weighted average earnings yields earned on these policies were 4.18%, 4.13%, and 4.34% for 2008, 2007, and 2006, respectively.

In the third quarter of 2008, the Company recorded a $570,000 impairment loss on its investment in preferred stock of the Federal National Mortgage Association (“Fannie Mae”).  The loss was recognized as Fannie Mae was taken into conservatorship by the federal government in September, 2008.  Losses on the securities were previously recognized in the equity section of the balance sheet.  In the fourth quarter of 2008, in order to realize the income tax benefit from this loss, the Company sold all of the shares of the Fannie Mae preferred stock.

Gain on securities available for sale totaled $78,000 for 2008 due to gains recognized on the calls of securities.  In general, issuers have exercised call options as interest rates have fallen to levels such that it is advantageous for the issuers of the bonds to call its bonds and issue new debt at substantially lower interest rates.  There were no security gains or losses in 2007 or 2006.

Other Expenses.  The following table provides information about our other expenses.

Table 4. Summary of Other Expenses
(Dollars in thousands)

	2008	2007	2006

Salaries and benefits	$11,386	$10,543	$8,073
Equipment and occupancy	2,507	2,120	1,650
Impairment of intangibles	9,121	-	-
Amortization of core deposit intangibles	967	926	807
Amortization of mortgage servicing rights	128	131	-
Professional fees	740	620	439
Postage and supplies	707	692	527
Telephone	395	325	197
Advertising	297	337	261
Director fees	441	409	370
Data processing expenses	1,486	1,454	1,222
Other operating expenses	2,188	2,077	1,621
	$30,363	$19,634	$15,167

For 2008, other expenses were $30,363,000, an increase of $10,729,000 over 2007 expenses of $19,634,000.  The primary component of this increase was the $9.1 million intangible impairment charge.  The impairment charge is explained more fully on page 2 under the Critical Accounting Policies section.    Excluding the impairment charge, other expense would have increased $1,608,000 or 8.2%.  Approximately $981,000 of the increase in 2008 relates to the July 1, 2007 acquisition of Bank of Chickamauga, as its results of operations are included in the consolidated results prospectively from the date of acquisition.  Total expenses in 2007 increased $4,467,000 or 29.5% over 2006 expenses of $15,167,000.  The largest component of other expenses, salaries and benefits, increased $843,000 or 8.0% to $11,386,000 from $10,543,000 in 2007.  Of the $843,000 increase in 2008, the Chickamauga acquisition accounts for $472,000.  In addition, $100,000 of the increase related to the implementation in 2008 of EITF Issue 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements which requires the expensing the estimated cost of providing a life insurance benefit in retirement as the employee is actively employed.  In 2007, salaries and benefits increased $2,470,000 from 2006.  The increase in 2007, in addition to the increases caused by the acquisitions of Peachtree and Chickamauga, relates to added staffing in anticipation of opening the new branch in Tyrone, Georgia.

At the Company’s annual shareholders’ meeting held May 12, 2005, shareholders approved the adoption of the SouthCrest Financial Group, Inc. 2005 Stock Incentive Plan (the “Plan”), which provides for up to 549,000 shares of the Company’s stock to be awarded in the form of stock options. In December, 2005 the Company awarded 183,500 stock options to officers of the Company and the Banks and 7,900 options in December 2006.  The Company recorded compensation expenses of $105,000, $106,000 and $95,000 in 2008, 2007 and 2006, respectively relating to  stock options.  No tax benefit was recorded because all of the related stock options were considered tax qualifying.  The accounting implications of the stock option plan are more fully explained in Notes 1 and 10 of Notes to Consolidated Financial Statements.

Equipment and occupancy expenses increased $387,000 in 2008 and $477,000 in 2007.  The addition of Chickamauga accounts for $119,000 of the increase in 2008, and the addition of Peachtree and Chickamauga accounted for $240,000 of the increase in 2007.  Depreciation expense increased $130,000 in 2008 and $273,000 in 2007 of which $97,000 results from the acquisitions.  Amortization of intangibles increased $38,000 in 2008 and $119,000 in 2007.  The 2008 increase is primarily due to the addition of Chickamauga for the full year in 2008, while the increase in 2007 is due to the addition of Peachtree and Chickamauga.  Other operating expenses increased $208,000 in 2008 and $1,401,000 in 2007.  The addition of Chickamauga accounted for $346,000 of the increase in 2008, and in 2007 the addition of Peachtree and Chickamauga accounted for $889,000 of the increase.  In addition, in 2007 the Company recorded losses on the sale of OREO totaling $138,000.

On February 27, 2009, the Board of Directors of the Federal Deposit Insurance Corporation (FDIC) voted to amend the restoration plan for the Deposit Insurance Fund. The Board took action by imposing a special assessment on insured institutions of 20 basis points, implementing changes to the risk-based assessment system, and increased regular premium rates for 2009, which banks must pay on top of the special assessment. The 20 basis point special assessment on the industry will be as of June 30, 2009 payable on September 30, 2009. As a result of the special assessment and increased regular assessments, the Company projects it will experience an increase in FDIC assessment expense by approximately $1.5 million from 2008 to 2009. The 20 basis point special assessment represents $1.1 million of this increase.

On March 5, 2009, the FDIC Chairman announced that the FDIC would consider lowering the special assessment from 20 basis points to 10 basis points if Congress raises the FDIC’s line of credit with the Treasury to $100 billion. Legislation to this end is currently before Congress.

The assessment rates, including the special assessment, are subject to change at the discretion of the Board of Directors of the FDIC.

Excluding the intangible impairment, other expenses amounted to 3.43% of average assets in 2008 compared to 3.42% of average assets in 2007 and 3.21% of average assets in 2006.

Income Tax Expense. Income tax expense in 2008 was $15,000 compared to $2,776,000 in 2007 and  $2,775,000 in 2006. The Company’s effective tax rate was -0.25% for 2008 compared to 30.6% for 2007 and 32.5% for 2006.  The Company’s effective tax rate is lower than statutory tax rates due primarily to certain elements of income that are not subject to taxation, such as the Banks’ earnings from tax-exempt securities and income on bank-owned life insurance.  The decline in the effective tax rate from 2007 to 2008 is the result of the impairment charge for goodwill, which totaled $7.8 million and is not tax effected.  The decline in the effective tax rate from 2006 to 2007 results from the addition of Peachtree and Chickamauga, as both banks have higher levels of tax exempt income relative to pretax income than do Upson and FNB Polk.

FINANCIAL CONDITION

Management regularly monitors the financial condition of the Company in order to protect depositors, monitor asset quality and increase current and future earnings. At December 31, 2008 total assets were $610.6 million compared to $606.0 million at December 31, 2007, an increase of $4.6 million.  The loan portfolio grew from $374.0 million at December 31, 2007 to $396.1 million at December 31, 2008, an increase of $22.1 million.

Interest-bearing deposits at other financial institutions increased $6.1 million to $16.8 million at December 31, 2008.  These deposits consist of time deposits at other financial institutions and are structured such that, at maturity, the principal balance plus accrued interest remains under FDIC insurance coverage.  Securities available for sale decreased $1.1 million to $78.1 million while securities held to maturity declined $18.8 million to $40.0 million.

Fixed assets increased $1.3 million to $19.4 million at December 31, 2008.  The increase primarily relates to the completion in August 2008 of the Company’s new 12,500 square foot operations center in Thomaston to house the Company’s computer operations and to a project to replace a branch banking office at the Bank of Chickamauga with a new and larger facility.  The branch facility is expected to be completed in May 2009. Intangible assets, as a result of the impairment charge and normal amortization, declined $10.1 million.

Deposits increased $5.8 million, from $513.9 million at December 31, 2007 to $519.7 million December 31, 2008.  Interest-bearing checking accounts increased $12.2 million, and savings accounts increased $0.7 million.  These increases were offset by a $4.8 million decrease in noninterest bearing deposits, a $1.1 million decrease in money market accounts, and a $1.2 million decrease in certificates of deposits.  Short-term borrowed funds, consisting of Federal Home Loan Bank advances maturing in less than a year and a $6.4 million note payable by the parent company, increased $12.1 million to $15.1 million.  Long-term borrowed funds decreased $4.9 million to $1.7 million, and consist of a long-term Federal Home Loan Bank advance.  The parent company note is payable in quarterly principal payments of $164,000 plus interest at prime minus 0.5%.  The terms of the parent company note contains certain restrictive covenants including, among others, a requirement of each subsidiary bank to maintain certain minimum capital levels as well as maximum ratios related to the levels of nonperforming assets, to be measured quarterly.  At the inception of the loan, the restriction relative to maximum levels of nonperforming assets required that these assets not exceed 1% of each subsidiary’s total assets.  The Company was in violation of this covenant for the second and third quarters of 2008 for which it received waivers from the lender.  The Company and the lender agreed to amend the covenants such that each subsidiary’s nonperforming assets may not exceed 5% of total assets as of December 31, 2008 and for each quarter of 2009.  Thereafter, this ratio would reduce by 1% during each quarter in 2010 so that the maximum ratio returns to 1% of total assets by December 31, 2010.  At December 31, 2008, as a result of its impairment of its goodwill and core deposit intangible assets, the Company was not in compliance with its covenant to maintain a minimum debt service coverage ratio, defined as net income of subsidiary banks multiplied by 50%, divided by the annual debt service of the Company.  The Company is working with Silverton Bank to obtain a waiver of this covenant.  If the Company remains outside this covenant and is unable to obtain a waiver or amendment of the loan agreement, Silverton Bank would have the right to give notice of default. If the Company is unable to cure the default within fifteen days of notice, then Silverton Bank would have the right to declare the entire balance of the loan due and payable, which could have a material adverse effect on the Company's liquidity and ability to pay dividends. Management intends to continue to vigorously pursue a favorable resolution to this issue, which in addition to the alternatives above, would include repayment of the loan through a payment of special dividends from the subsidiary banks, obtaining financing from another lender, or a combination of the two.

Stockholders’ equity decreased $7.7 million due primarily to the net loss of $6.0 million, caused by the charge for intangible impairment of $9.1 million and cash dividends of $2.0 million.  Equity also increased by $360,000 due to increases in the fair value of securities available for sale, net of deferred taxes and by $597,000 for the adjustment in the fair value of shares owned by the Company’s Employee Stock Ownership Plan.    Also, effective January 1, 2008, the Company recorded a $735,000 reduction to beginning retained earnings as it implemented EITF Issue 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split Dollar Life Insurance Arrangements.

The Company provides an Employee Stock Ownership Plan (“ESOP”) for its employees.  Because the ESOP provides for the participants to have the option to diversify their account balances or to receive all or a portion of their account balance in cash upon termination, accounting rules require that the fair value of allocated shares held by the ESOP be classified on the balance sheet as a liability and therefore reflected as a reduction of retained earnings.  The ESOP owned 69,388 and 66,666 shares at December 31, 2008 and 2007, respectively.  At December 31, 2008 and 2007, the number of shares allocated to participant accounts totaled 57,315 and 50,786, and the fair values of those allocated shares were $494,000 and $1,091,000 respectively.  In the fourth quarter of 2007, the ESOP purchased 15,880 shares of stock which was funded by a $349,000 loan from the Company.  The loan carries interest at Prime minus 0.50% and is for a term of fifteen years.  The balance of the loan is carried as a reduction of stockholders’ equity, which was $326,000 and $349,000 at December 31, 2008 and 2007, respectively.

Securities. As of December 31, 2008, investment securities comprised 19.4% of the Company’s total assets compared to 22.8% at December 31, 2007, while federal funds sold and interest-bearing deposits in banks comprised approximately 4.0% of total assets at December 31, 2008 and 3.3% of total assets at December 31, 2007.  As the Company’s loan portfolio has grown, investment securities and other earning assets represent a smaller portion of the Company’s balance sheet.

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

Table 5.  Composition of Securities Portfolio

	As of December 31,
	2008	2007	2006
	(Dollars in thousands)
Securities held to maturity (at amortized cost):
U.S. Treasuries and Agency bonds	$2,989	$20,289	$22,216
State and municipal bonds	6,403	6,773	7,387
Mortgage backed securities	29,647	30,823	36,665
Corporate bonds	1,000	1,000	1,000
Total securities held to maturity	40,039	58,885	67,268

Securities available for sale (at estimated fair value):
U.S. Treasuries and Agency bonds	25,212	30,555	34,533
State and municipal bonds	16,974	18,226	11,058
Mortgage backed securities	33,098	28,601	14,198
Equity securities	2,826	1,826	1,730
Total securities available for sale	78,110	79,208	61,519

Total securities	$118,149	$138,093	$128,787

Total securities declined from 2007 to 2008 as the Company used maturities to fund its loan growth, and in the latter half of 2008, to increase its short-term liquidity in response to the slowing economy and uncertainties surrounding liquidity in the banking industry.  In 2008, the Company began to invest excess liquidity in Certificates of Deposits in other financial institutions as the average rates earned on those funds were more favorable than if purchasing government agency bonds.  The following table indicates, at December 31, 2008, the Company’s security portfolio segregated by major category with maturity and average yields presented:

Table 6. Maturity of Securities Portfolio
(Dollars in Thousands)

	Within One Year			One to Five Years			Five to Ten Years			Over Ten Years			Total
		$	%		$	%		$	%		$	%		$	%

U.S. Government Agencies	$4,054		4.71%	$15,607		4.03%	$7,541		4.52%	$999		5.03%	$28,201		4.30%
State and municipal bonds (1)	1,938		3.85%	8,522		4.14%	7,174		4.23%	5,743		4.50%	23,377		4.23%
Mortgage-backed securities (2)	581		3.57%	8,279		4.02%	12,791		4.63%	41,094		4.87%	62,745		4.70%
Other securities (3)	-		0.00%	378		6.36%	2,805		6.77%	643		4.11%	3,826		6.29%
Total	$6,573		4.36%	$32,786		4.08%	$30,311		4.71%	$48,479		4.82%	$118,149		4.56%

Notes
(1)	Yields on state and municipal bonds are not calculated on a tax-equivalent basis.
(2)	Mortgage backed securities are presented according to their final stated maturity. Their weighted average maturity is shorter because of monthly repayments of principal.
(3)	Includes corporate bonds and various equity securities.

Loan Portfolio.  The following table presents various categories of loans contained in the Company’s loan portfolio for the periods indicated.

Table 7.  Composition of Loan Portfolio
As of December 31,
(Dollars in thousands)

Types of Loans	2008	2007	2006	2005	2004

Commercial loans	$18,740	$22,595	$23,996	$19,841	$18,560
Real estate — construction	74,095	66,069	59,745	52,122	25,265
Real estate — mortgage	261,866	241,316	211,676	169,555	145,413
Consumer	35,552	38,834	33,690	31,567	35,680
Other loans	5,547	5,162	6,058	3,554	4,415
Subtotal	395,800	373,976	335,165	276,639	229,333
Less: Unearned income	12	151	159	164	101
Less: Allowance for loan losses	7,285	4,952	4,480	3,477	3,161

Total (net of allowance)	$388,503	$368,873	$330,526	$272,998	$226,071

The following presents an analysis of maturities of the Company’s loans as of December 31, 2008, including the dollar amount of the loans maturing subsequent to the year ending December 31, 2009 distinguished between those with predetermined interest rates and those with variable interest rates:

Table 8. Loan Maturity Schedule
(Dollars in thousands)
		Due in	Due
	Due in one	one through	after
	year or less	five years	five years	Total

Commercial loans	$8,521	$9,688	$531	$18,740
Real estate — construction	33,108	35,168	5,819	74,095
Real estate — mortgage	48,005	131,279	82,582	261,866
Consumer	8,646	25,705	1,201	35,552
Other loans	256	796	4,495	5,547
Total	$98,536	$202,636	$94,628	$395,800

Loans maturing after one year with:
Fixed interest rates		$176,172	$57,251	$233,423
Floating or adjustable interest rates		26,464	37,377	63,841
Total		$202,636	$94,628	$297,264

Nonaccrual, Past Due and Restructured Loans.  The following table presents various categories of nonaccrual, past due and restructured loans in the Company’s loan portfolio as of the dates indicated.

Table 9. Nonaccrual, Past Due, and Restructured Loans
As of December 31,
(Dollars in thousands)

	2008	2007	2006	2005	2004

Nonaccrual loans	$9,164	$1,633	$479	$232	$190
Loans past due 90 days or more and still accruing	$779	$247	$1,015	$549	$186
Loans restructured under troubled debt	$-	$-	$-	$-	$-

Impaired loans and the average investment in impaired loans was as follows:

Table 10. Impaired Loans
As of December 31,
(Dollars in thousands)

	2008	2007	2006	2005	2004

Impaired loans without a valuation allowance	$-	$-	$-	$-	$-
Impaired loans with valuation allowances of $1,603, $245, $72, $35 and $29, respectively	$9,164	$1,633	$479	$232	$190
Average investment in impaired loans for the period	$5,920	$507	$659	$323	$47

At December 31, 2008, 2007, 2006, 2005, and 2004, the Company had $9,164,000, $1,633,000, $479,000, $232,000 and $190,000 in impaired loans with a valuation allowance and no impaired loans without a valuation allowance. The average investment in impaired loans during 2008, 2007, 2006, 2005 and 2004 was $5,920,000, $507,000, $659,000, $323,000 and $47,000, respectively.  Interest income recognized on impaired loans for the years ended December 31, 2008, 2007, 2006, 2005, and 2004 was not material.  Accrual of interest is discontinued on a loan when management determines, upon consideration of economic and business factors affecting collection efforts, that collection of interest or principal is not reasonably expected.

Nonaccrual loans increased by $7,531,000 from December 31, 2007.  Impaired loans at December 31, 2008 consisted of a $7.8 million in construction and development loans, $1.1 million in first mortgage loans secured by single family dwellings, $186,000 in second mortgages, $122,000 in nonresidential real estate, and $12,000 in consumer loans.  Impaired construction and development loans include a $3.45 million loan secured by an apartment complex for which a valuation allowance of $846,000 was established; a $1.98 million loan by a the development of a retail shopping center; a $698,000 residential development loan; a $662,000 residential development loan secured by property in Arizona with an established valuation allowance of $500,000; a $604,000 residential development loan, and a $376,000 construction loan secured by a partially completed office building.    Impaired first mortgage loans consist of 16 loans, the largest of which is $164,000.

In addition to the above, the Company had at December 31, 2008 $13,647,000 in potential problem loans.  Potential problem loans are loans which are currently performing but as to which information about the borrowers’ possible credit problems causes management to have doubts about their ability to comply with current repayment terms.  Management has downgraded these loans and closely monitors their continued performance.

At December 31, potential problem loans consisted of $2.4 million in construction and development loans, $6.0 million in first mortgage loans, $258,000 in second mortgage loans, $3.7 million in commercial real estate, $292,000 in commercial loans, and $997,000 in consumer loans.  Construction and development loans includes a $1.47 million loan secured by developed lots in a townhouse development.  First mortgage loans consist of 82 loans, 22 of which have balances greater than $100,000.  The largest loan has a balance of $248,000.   Commercial real estate loans include a $2.6 million loan secured by a mini storage facility and retail shopping center in the metro Atlanta area and $478,000 secured by commercial property in Alabama.

Other real estate.  Other real estate increased $5.3 million to $5.6 million at December 31, 2008, as a result of increased foreclosures in 2008 in large part caused by the deepening of the current recessionary economic conditions.  The largest component of other real estate, totaling $4.9 million, was the Company’s 75 percent interest in foreclosed property consisting of 96 developed residential lots and 24 partially developed lots in a golf course development in Jackson County, Georgia.  The Company sold a 25 percent participation interest at the time the loan was originated.  At the time the property was foreclosed in September 2008, the Company recorded a charge against the loan loss allowance.  The remainder of other real estate consists of seven properties, the largest having a balance of $245,000.

Allowance for Loan Losses. The allowance for loan losses at December 31, 2008 was $7,285,000 compared to $4,952,000 at December 31, 2007 and $4,480,000 at December 31, 2006. The allowance for loan losses, as a percentage of total gross loans, at December 31, 2008 was 1.84% compared to 1.32% at December 31, 2007 and 1.34% as of December 31, 2006. The increase in this percentage from 2007 to 2008 was made in response to the downturn in the economic environment and resulting increase in net chargeoffs, nonperforming loans and potential problem loans.  The provision for loan losses during the years ended December 31, 2008, 2007 and 2006 was $4,002,000, $639,000, and $839,000.

In making its estimate of the required loan loss allowance, management utilizes a loan grading system to assign a risk grade to each loan based on factors such as the quality of collateral securing a loan, the financial condition of the borrower and the payment history of each loan.  Management also evaluates each category of loans within the loan portfolio for its recent net charge-off history and makes adjustments for certain qualitative factors which management believes could impact the level of estimated losses inherent in the loan portfolio, including economic conditions in general and relating to specific categories, changes in the level of classified and past due loans, changes in the levels of underlying collateral and concentrations.   Based on the net charge-off history and the qualitative factors, management assigns an estimated allowance ratio for each risk grade within each of the loan categories.  Management then determines the required allowance, which includes a portion that is not allocated to a specific category of the loan portfolio, but which management deems is necessary based on the overall risk inherent in the loan portfolio.  The estimation of the allowance may change due to fluctuations in any and all of the above factors.  In addition, as trends change in terms of net charge-offs, past due loans, and generally economic conditions of the market areas served by the Company’s subsidiary banks, the assumptions will be adjusted appropriately and these adjustments are reflected in the quarterly analysis of the adequacy of the reserve.

The loan concentrations within the loan portfolio have changed in recent years, both due to changes in the lending practices of Upson and FNB Polk, and more recently, as a result of the mergers with Peachtree and Chickamauga. The portion of the gross loan portfolio represented by real estate loans have gradually increased, from 55% as of December 31, 2003 to 63% as of December 31, 2006 , 65% at December 31, 2007 and 66% at December 31, 2008. Construction loans have increased from 8% of loans at December 31, 2003 to 18% at December 31, 2006 and 2007 and 19% at December 31, 2008.  The portion represented by consumer loans declined from 26% of gross loans as of December 31, 2003 to 10% at December 31, 2006 and 2007, and 9% at December 31, 2008. Finally, the portion represented by commercial loans decreased from 8% of gross loans as of December 31, 2003 to 7% of loans at December 31, 2006, 6% of loans at December 31, 2007, and 5% at December 31, 2008.

Management considers the allowance for loan losses to be adequate; however, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional provisions for loan losses will not be required.

Summary of Loan Loss Experience. An analysis of the Company’s loan loss experience is included in the following table for the periods indicated.

Table 11. Analysis of Allowance for Loan Losses
For the Periods Ended December 31,
(Dollars in thousands)

	2008	2007	2006	2005	2004

Balance at beginning of period	$4,952	$4,480	$3,477	$3,161	$1,825
Chargeoffs
Commercial loans	68	80	102	31	50
Real estate - construction	638	110	-	-	-
Real estate - mortgage	390	188	263	50	46
Consumer	1,007	626	393	613	334
Other	141	138	145	199	175
Total Chargeoffs	2,244	1,142	903	893	605
Recoveries
Commercial loans	37	28	6	42	25
Real estate - construction	25	40	-	-	-
Real estate - mortgage	46	20	10	1	30
Consumer	384	448	328	310	172
Other	83	75	92	105	78
Total recoveries	575	611	436	458	305
Net (chargeoffs)	(1,669)	(531)	(467)	(435)	(300)
Additions charged to operations	4,002	639	839	751	375
Addition to reserves resulting from business combination	-	364	631	-	1,261
Balance at end of period	$7,285	$4,952	$4,480	$3,477	$3,161

Ratio of net chargeoffs during the period to average loans outstanding during the period	0.43%	0.15%	0.16%	0.17%	0.19%

The following table summarizes the Company’s allowances for loan losses at year-end for 2008, 2007, 2006, 2005, and 2004.

Table 12. Allocation of Allowance For Loan Losses
At December 31,
(Dollars in thousands)
	2008		2007		2006		2005		2004
Loan Category	Amount	% of total loans	Amount	% of total loans	Amount	% of total loans	Amount	% of total loans	Amount	% of total loans

Commercial	$308	5	$450	6	$477	7	$296	7	$1,019	8
Real estate - construction	2,677	19	1,420	18	896	18	782	19	76	11
Real estate - mortgage	2,914	66	2,130	65	1,895	63	1,418	61	582	63
Consumer	767	9	796	10	928	10	778	11	1,283	16
Other	126	1	87	1	94	2	72	2	201	2
Unallocated	493	-	69	-	190	-	131	-	-	-

Total	$7,285		$4,952		$4,480		$3,477		$3,161

Also posing a high level of risk per loan are real estate construction loans, which have been a significant source of growth for the Company’s loan portfolio from 2004 through 2008, increasing from $9.0 million at year-end 2003 to $59.7 million at year-end 2006, $66.1 million at year-end 2007, and $74.1 million at year-end 2008.  The growth in loans real estate construction lending has primarily been for the construction and development of commercial real estate, which generally carries more risk than the construction of a single family dwelling due to the size of the loan and complexity of the project.   Because of this, the Company utilizes architectural firms independent of the contractor in determining the timing and amount of funds advanced for the various projects.

During the latter part of 2007, real estate construction lending in the Atlanta metropolitan area experienced a marked increase in the levels foreclosures and loans designated as nonperforming.  At December 31, 2008, the Company’s construction loans secured by single family dwellings accounted for $7.4 million of this total.  In addition, at December 31, 2008 the Company had $16.1 million in loans outstanding for the purpose of residential development.

In 2008, the Company had $638,000 in chargeoffs related to residential construction loans compared to $110,000 in 2007.  Chargeoffs in 2008 related to a loan secured by 98 residential building lots and a 24 acre tract of undeveloped land in a golf course residential community.  This loan is currently classified as Other Real Estate.  Because the real estate development industry has experienced declines in collateral values and developers ability to service their debt, management monitors these loans closely.  Management increased its allocation of the allowance for loan losses to this category of loans from 28.7% in 2007 of total allowance to 36.7% of the allowance at year-end 2008 in recognition of the changes in the real estate market caused by reduced demand, particularly in the residential market, and slower economic conditions that began to develop in the latter part of 2007 and existed throughout 2008.

Real estate mortgage loans represent real estate mortgages secured by both residential and commercial properties.  At December 31, 2008, loans in this category totaled $261.9 million which represented 66% of total loans.  Loans secured by first liens on 1-4 family dwellings totaled $116.5 million with second mortgages and home equity line of credits totaling $19.8 million.  Loans secured by commercial real estate totaled $113.1 million with all other real estate loans, including those secured by multifamily dwellings and farmland, totaling $12.8 million.  Management allocated 40.0% of the total allowance for loan losses to these loans.

Commercial loans are susceptible to risks associated with local economic and employment conditions. In addition, the credit quality of a commercial loan is also often dependent on the borrower’s management and its ability to adapt to changes in the marketplace, both of which are difficult to gauge at the time a loan is made. For the five year period from 2004 through 2008, commercial loans charged off averaged $66,000 per year.  Management allocated 5% of the allowance for loan losses to commercial loans at December 31, 2008.

Consumer loans  have historically comprised a high percentage of the Company’s loan charge-offs, comprising 51.4% of total chargeoffs over the past five years, including 44.9% of total chargeoffs in 2008 and 54.8% of total chargeoffs in 2007. Management believes that the increased risk of loss in this loan category is a result of dependence on the borrower’s financial stability and the nature of the collateral for such loans, generally automobiles, boats and other personal property, which may make it more difficult to recover losses on such loans compared to loans in other categories, such as real estate-mortgage loans. As a result, management has allocated more of the allowance for loan losses to the consumer loan category than its relative composition of the entire portfolio.  Management allocated 10.5% of the allowance for loan losses to these loans.

The Company had unallocated reserves of approximately $493,000 and $69,000 at December 31, 2008 and  2007, respectively.  The increase in the unallocated portion of the reserves reflects the increased uncertainties inherent in the current economic environment.  While not allocated to any particular category of loans, Management believes it should be included in its estimation of the allowance based on the overall risk inherent in the loan portfolio.

Deposits.  Table 1 on Page 4 contains average amounts of the Company’s deposit accounts and the weighted average interest rates paid on those accounts. As illustrated in Table 1, the Company’s average balance of interest-bearing deposits increased by approximately $42.1 million from 2007 to 2008 and by $69.7 million from 2006 to 2007.  Of the $42.1 million increase from 2007 to 2008, $26.7 million relates to the inclusion of Chickamauga for the entire twelve months in 2008 compared to six months in 2007, while $60.1 million of the $69.7 million increase from 2006 to 2007 relates to the inclusion Peachtree for the entire twelve month period in 2007 compared to only two months in 2007, and to the inclusion of  Chickamauga for six months in 2007.   For 2008, certificates of deposit represented approximately 56.3% of total interest-bearing deposits, compared to 57.2% for 2007 and 54.9% for 2006.

The following table indicates amounts outstanding of time certificates of deposit of $100,000 or more and their respective maturities at December 31, 2008:

Table 13.  Maturity of Certificates of Deposit
With Balances $100,000 Or More
(Dollars in thousands)

Three months or less	$14,192
Three through six months	12,650
Six through twelve months	33,555
Over one year	26,787

Total	$87,184

At December 31, 2008, the Company had no deposit relationships that represented concentrations and no brokered deposits.

Return on Equity and Assets. Returns on average consolidated assets and average consolidated equity presented below.

Table 14.  Selected Performance Measures

	2008	2007	2006
Return on average assets	-0.97%	1.10%	1.22%
Return on average stockholders' equity	-8.35%	9.04%	10.05%
Dividend payout ratio	(A )	32.5%	31.6%
Average equity to average assets	11.62%	11.81%	12.15%
(A) Not meaningful.

Short-term borrowings. The table below provides information about short-term borrowed funds.

Table 15.  Short-term Borrowed Funds
(Dollars in thousands)

	2008	2007	2006
Amount outstanding at year-end	$15,115	$3,000	$110
Average rate	3.04%	5.51%	6.25%
Average amounts outstanding during the year	$4,030	$2,228	$7,627
Average rate	2.45%	5.52%	5.15%
Maximum amount outstanding at any month-end during the year	$15,115	$5,550	$10,000

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

The asset mix of the balance sheet is continually evaluated in terms of several variables: yield, credit quality, appropriate funding sources and liquidity. To effectively manage the liability mix of the balance sheet, there should be a focus on expanding the various funding sources. The interest rate sensitivity position at year-end 2008 is presented in the following table. The difference between rate sensitive assets and rate sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. Since all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity.

Table 16.  Interest Sensitivity Gap Analysis
(Dollars in thousands)

	0-3 months	3-12 months	1-5 years	After 5 years	Totals
RATE SENSITIVE ASSETS
Loans	$134,998	$90,362	$167,118	$3,659	$396,137
Securities	2,152	4,422	32,785	78,790	118,149
Federal funds sold	7,776	-	-	-	7,776
Interest bearing deposits in other banks	7,510	9,253	-	-	16,763

Total rate sensitive assets	$152,436	$104,037	$199,903	$82,449	$538,825

RATE SENSITIVE LIABILITIES
Interest bearing demand and savings deposits	$-	$-	$193,175	$-	$193,175
Certificates less than $100 thousand	32,827	92,252	38,150	201	163,430
Certificates $100 thousand and over	14,192	46,205	26,787	-	87,184
Other borrowed funds	14,490	625	1,667	-	16,782

Total rate sensitive liabilties	$61,509	$139,082	$259,779	$201	$460,571

Interest-sensitivity gap	$90,927	$(35,045)	$(59,876)	$82,248	$78,254
Cumulative interest-sensitivity gap	$90,927	$55,882	$(3,994)	$78,254
Interest-sensitivity gap ratio	247.8%	74.8%	77.0%	41019.4%	117.0%
Cumulative interest-sensitivity gap ratio	247.8%	127.9%	99.1%	117.0%

As evidenced by the table above, as of December 31, 2008, SouthCrest was cumulatively asset sensitive within one year. In an increasing interest rate environment, an asset sensitive position (a gap ratio greater than 100%) is generally advantageous as interest earning assets reprice sooner than interest bearing liabilities. Conversely, in a decreasing interest rate environment, an asset sensitive position is generally not favorable since interest earning assets reprice to the lower interest rates sooner than interest bearing liabilities. With respect to SouthCrest, an increase in interest rates could result in higher net interest income while a decline in interest rates could result in decreased net interest income. This, however, assumes that all other factors affecting income remain constant. It also assumes no substantial prepayments in the loan or investment portfolios. In the table above, maturities in the investment portfolio are shown by their stated maturity. The Company’s mortgage-backed securities portfolio, for example, provides the Company with monthly returns of principal while the balances are shown in the above table are included according to their stated maturity. Also, the table above assumes that interest bearing demand and savings deposits are not assumed to reprice in the short-term and are therefore included in the one to five year period as those accounts may not actually reprice in the event of a general increase in interest rates. Finally, if interest rates remain constant, it is possible for some of the Company’s certificate accounts to reprice at rates that are higher or lower than their current rates, as rates in effect at the time the certificates were opened may be different than those in effect currently.

SouthCrest generally structures its rate sensitivity position to hedge against rapidly rising or falling interest rates. The Asset/Liability Committees of the Banks meet regularly to analyze each bank’s position with respect to interest rate risk and develops future strategies for managing that risk. Such strategy includes anticipation of future interest rate movements.  At December 31, 2008, based on an interest rate risk simulation prepared by an independent firm, the Company estimates that if interest rates rose 200 basis points, net interest income over the next twelve months would increase by 3.69%.  Conversely, if interest rates declined by 200 basis points, the Company’s net interest income is estimated to decline by 7.77% over the next twelve months.

The Company, if needed, has the ability to cash out certificates with asset cash flow under normal circumstances. In the event that abnormal circumstances arise, the Banks have federal funds lines of credit in place totaling $23.0 million. In addition, if needed for both short-term and longer-term funding needs, the Banks have available lines of credit with the Federal Home Loan Bank of Atlanta on which $39.3 million was available at December 31, 2008.

Liquidity represents the ability to provide steady sources of funds for loan commitments and investment activities, as well as to maintain sufficient funds to cover deposit withdrawals and payment of debt and operating obligations. These funds can be obtained by converting assets to cash or by attracting new deposits. SouthCrest’s primary source of liquidity comes from its ability to maintain and increase deposits through its banks. Below are the pertinent liquidity balances and ratios for the periods ended December 31, 2008, 2007, and 2006.

Table 17.  Liquid Assets and Liquidity Measures
(Dollars in thousands)

	2008	2007	2006

Cash and due from banks	$18,267	$16,060	$16,926
Interest bearing deposits in banks	16,763	10,637	4,881
Federal funds sold	7,776	9,316	12,504
Securities	118,149	138,093	128,787
Ratio of CDs> $100 thousand to total deposits	16.78%	16.46%	13.77%
Loan to deposit ratio	76.22%	72.78%	72.41%
Brokered deposits	N/A	N/A	N/A

At December 31, 2008, large denomination certificates accounted for 16.78% of total deposits compared with 16.46% at December 31, 2007 and 13.77% at December, 31, 2006. Large denomination CDs are generally more volatile than other deposits. As a result, management monitors the competitiveness of the rates it pays on its large denomination CDs and periodically adjusts its rates in accordance with market demands. Despite the increase, SouthCrest is not heavily dependent on large deposits in relation to industry averages for institutions of similar size.

Cash and cash equivalents are the primary source of liquidity. At December 31, 2008, cash and due from banks amounted to $18.3 million, representing 2.9% of total assets.  Overnight federal funds sold totaled $7.8 million or 1.3% of total assets and interest-bearing deposits in other financial institutions totaled $16.8 million or 2.7% of total assets. Securities available for sale provide a secondary source of liquidity. Also securities that are classified as held to maturity provide liquidity through cash flows of maturing securities and monthly principal payments on mortgage-backed securities.

Brokered deposits are deposit instruments, such as certificates of deposit, deposit notes, bank investment contracts and certain municipal investment contracts that are issued through brokers and dealers who then offer and/or sell these deposit instruments to one or more investors. As of December 31, 2008, SouthCrest had no brokered deposits in its portfolio.

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

As of December 31, 2008, the most recent notification from the Federal Deposit Insurance Corporation categorized the Banks as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized, the Banks must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table.  There are no conditions or events since that notification that management believes have changed the Banks’ category.  Prompt corrective action provisions are not applicable to bank holding companies.

The table below illustrates the regulatory capital ratios of SouthCrest, Bank of Upson, The First National Bank of Polk County, Peachtree Bank and Bank of Chickamauga as of December 31, 2008.

Table 18.  Regulatory Capital Ratios at December 31, 2008

	Total	Tier 1
	Risk-based	Risk-based	Tier 1
	Capital	Capital	Leverage
	Ratio	Ratio	Ratio

Minimum required	8.00%	4.00%	4.00%
Minimum required to be well-capitalized	10.00%	6.00%	5.00%
Actual ratios
Consolidated	13.90%	12.64%	9.02%
Bank of Upson	13.70%	12.44%	9.55%
FNB Polk County	19.03%	17.77%	11.61%
Peachtree Bank	13.34%	12.09%	8.31%
Bank of Chickamauga	16.94%	15.69%	8.00%

In response to the financial crisis affecting the banking system and financial markets, on October 3, 2008, the Emergency Economic Stabilization Act of 2008 (the “EESA”) was signed into law.  Pursuant to the EESA, the U.S. Treasury will have the authority to, among other things, purchase up to $700 billion of mortgages, mortgage-backed securities and certain other financial instruments from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets.

On October 14, 2008, Secretary Paulson announced that the Department of the Treasury will purchase equity stakes in a wide variety of banks and thrifts.  Under this program, known as the Troubled Asset Relief Program Capital Purchase Program (the “TARP Capital Purchase Program”), from the $700 billion authorized by the EESA, the Treasury will make $250 billion of capital available to U.S. financial institutions in the form of preferred stock. In conjunction with the purchase of preferred stock, the Treasury will either receive warrants to purchase common stock with an aggregate market price equal to 15% of the preferred investment or will receive at closing warrant preferred shares having a maturity value equal to 5% of the preferred shares issued.  Participating financial institutions will be required to adopt the Treasury’s standards for executive compensation and corporate governance for the period during which the Treasury holds equity issued under the TARP Capital Purchase Program.  Institutions that receive Treasury approval to participate in the TARP Capital Purchase Program have 30 days to satisfy all requirements for participation and to complete the issuance of the senior preferred shares to the Treasury.

Eligible financial institutions can generally apply to issue senior preferred shares to the U.S. Treasury in aggregate amounts between 1% to 3% of the institution’s risk-weighted assets. In the case of the Company, this would permit the Company to apply for an investment by the U.S. Treasury of between approximately $4.37 million and $13.12 million.  We believe that our current capital levels will be adequate to sustain our operations and growth.  Given the uncertainties present in the economy, the Company elected to apply for the maximum capital of $13.12 million.  The Company has not yet been notified as to the status of its application under this program.  However, we reserve the right to withdraw our application or refuse funding if we believe that participation in the program is no longer in the best interests of the Company.

Also, on October 14, 2008, after receiving a recommendation from the boards of the FDIC and the Federal Reserve, and consulting with the President, Secretary Paulson signed the systemic risk exception to the FDIC Act, enabling the FDIC to temporarily provide a 100% guarantee of the unsecured senior debt of all FDIC-insured institutions and their holding companies, as well as deposits in non-interest bearing transaction deposit accounts under a Temporary Liquidity Guarantee Program.  Coverage under the Temporary Liquidity Guarantee Program is available for 30 days without charge and thereafter at a cost of 75 basis points per annum for senior unsecured debt and 10 basis points per annum for non-interest bearing transaction deposits. All institutions are covered automatically under the Temporary Liquidity Guarantee Program until the opt out deadline of December 5, 2008.  The Company elected not to opt out of the Temporary Liquidity Guarantee Program.

Special Meeting of Shareholders

On January 27, 2009 the Company held a Special Meeting of Shareholders for the purpose of amending its articles of incorporation to allow for the issuance of 10,000,000 shares of blank-check preferred stock.  The shareholders approved the resolution.

Fourth Quarter Analysis

In the quarter ended December 31, 2008, the Company recorded a net loss of $8,487,000 or $(2.17) per share compared to $1,446,000 or $0.37 per share, for the same period in 2007, a decline of $9.9 million.  The primary component of the decline was the $9.1 million impairment charge relating to goodwill and core deposit intangibles and increased provision for loan losses of $1.5 million.  In comparison to the previous quarter ended September 30, 2008, net income declined $9.0 million from earnings of $476,000, or $0.12 per share.  The decline in net income from the third quarter of 2008 is primarily the result of the $9.1 million intangible impairment.  Table 19 contains a summary of our quarterly financial results for 2008 and 2007.

Table 19. Quarterly Financial Results
(Dollars in thousands except share and per share amounts)

	For the three months ended
Summary of Operations	3/31/2008	6/30/2008	9/30/2008	12/31/2008
Interest income	$9,254	$8,585	$8,659	$8,341
Interest expense	3,716	3,324	3,150	2,848
Net interest income	5,538	5,261	5,509	5,493
Provision for loan losses	355	1,115	837	1,695
Other income	1,921	1,841	1,170	1,648
Other expense	5,132	5,262	5,388	14,581
Income tax expense	567	118	(22)	(648)
Net income (loss)	$1,405	$607	$476	$(8,487)

Basic and diluted earnings (loss) per share	$0.41	$0.40	$0.12	$(2.17)
Dividends per share	$0.13	$0.13	$0.13	$0.13
Average shares outstanding	3,915,648	3,916,358	3,916,707	3,916,707

	For the three months ended
Summary of Operations	3/31/2007	6/30/2007	9/30/2007	12/31/2007
Interest income	$8,555	$8,684	$9,815	$9,805
Interest expense	3,187	3,217	3,911	3,992
Net interest income	5,368	5,467	5,904	5,813
Provision for loan losses	149	77	212	201
Other income	1,479	1,625	1,788	1,905
Other expense	4,357	4,688	5,120	5,469
Income tax expense	736	728	710	602
Net income	$1,605	$1,599	$1,650	$1,446

Basic and diluted earnings per share	$0.41	$0.40	$0.42	$0.37
Dividends per share	$0.13	$0.13	$0.13	$0.13
Average shares outstanding	3,952,328	3,952,328	3,952,328	3,929,956

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

Off-Balance-Sheet Financing

Our financial statements do not reflect various commitments and contingent liabilities that arise in the normal course of business. These off-balance-sheet financial instruments include commitments to extend credit and standby letters of credit. These financial instruments are included in the financial statements when funds are distributed or the instruments become payable. We use the same credit policies in making commitments as we do for on-balance sheet instruments. Our exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit, standby letters of credit and credit card commitments is represented by the contractual amount of those instruments. Table 20 below contains a summary of our contractual obligations and commitments as of December 31, 2008.

Table 20. Commitments and Contractual Obligations
(Dollars in thousands)

	Less than
	one year	1-3 years	3-5 years	Thereafter	Total

Contractual obligations
Deposits having no stated maturity	$269,087	$-	$-	$-	$269,087
Certificates of Deposit	185,476	46,802	18,135	201	250,614
FHLB advances and other borrowed funds	9,360	2,978	1,312	3,132	16,782
Deferred compensation	43	289	630	3,909	4,871
Construction in progress	1,133	-	-	-	1,133
Leases	121	156	163	315	755
Total contractual obligations	$465,220	$50,225	$20,240	$7,557	$543,242

Commitments
Commitments to extend credit	$29,842	$-	$-	$-	$29,842
Credit card commitments	8,545	-	-	-	8,545
Commercial standby letters of credit	926	-	-	-	926
Total commitments	$39,313	$-	$-	$-	$39,313

Dividend Information

The table below provides the high and low trading prices for transactions during the given quarters for the previous two years on the Over-the-Counter Bulletin Board, as well as dividends paid in those quarters.

	2008			2007
	High	Low	Dividends	High	Low	Dividends
First Quarter	$20.00	$14.75	$0.13	$22.10	$19.50	$0.13
Second Quarter	$17.00	$12.50	$0.13	$23.50	$21.40	$0.13
Third Quarter	$15.00	$12.25	$0.13	$25.50	$23.00	$0.13
Fourth Quarter	$13.25	$7.60	$0.13	$24.80	$23.02	$0.13

Over the past two years, the Company has generally declared a dividend on the first business day of each quarter to be paid on the last business day of that month to the shareholders of record two weeks prior to the payment date.