Form 10-K, Exhibit 13
period 2008-12-31
SOUTHCREST FINANCIAL GROUP INC
filed 2009-04-03
CIK 1279756

Exhibit 13.2

SouthCrest Financial Group, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2008 and 2007
(Dollars in thousands, except per share data)

Assets	2008	2007
Cash and due from banks	$18,267	$16,060
Interest-bearing deposits in other banks	16,763	10,637
Federal funds sold	7,776	9,316
Securities available for sale	78,110	79,208
Securities held to maturity (fair value $40,302 and $58,632)	40,039	58,885
Restricted equity securities, at cost	2,294	2,008
Loans held for sale	349	229
Loans, net of unearned income	395,788	373,825
Less allowance for loan losses	7,285	4,952
Loans, net	388,503	368,873
Bank-owned life insurance	16,997	16,302
Premises and equipment, net	19,373	18,093
Goodwill	6,397	14,255
Intangible assets, net	2,577	4,792
Other real estate owned	5,592	256
Other assets	7,514	7,095
Total assets	$610,551	$606,009

Liabilities, Redeemable Common Stock, and Stockholders' Equity
Liabilities:
Deposits:
Noninterest-bearing	$75,912	$80,685
Interest-bearing	443,789	433,246
Total deposits	519,701	513,931
Short-term borrowed funds	15,115	3,055
Long-term borrowed funds	1,667	6,555
Other liabilities	9,546	9,656
Total liabilities	546,029	533,197

Commitments and contingencies

Redeemable common stock held by ESOP	494	1,091

Stockholders' equity
Common stock, par value $1; 10,000,000 shares authorized, 3,931,528 and 3,931,528 issued	3,932	3,932
Additional paid in capital	49,812	49,707
Retained earnings	9,700	17,881
Unearned compensation - ESOP	(326)	(349)
Accumulated other comprehensive income	910	550
Total stockholders' equity	64,028	71,721
Total liabilities, redeemable common stock, and stockholders' equity	$610,551	$606,009

See Notes to Consolidated Financial Statements.

SouthCrest Financial Group, Inc. and Subsidiaries
Consolidated Statements of Operations
December 31, 2008, 2007, and 2006
(Dollars in thousands, except per share data)

	2008	2007	2006
Interest income:
Loans	$27,836	$29,455	$23,314
Securities - taxable	5,296	5,695	4,859
Securities - nontaxable	900	830	551
Federal funds sold	248	497	509
Interest-bearing deposits in other banks	559	382	191
Total interest income	34,839	36,859	29,424

Interest expense:
Deposits	12,597	13,681	9,608
Borrowed funds	441	626	625
Total interest expense	13,038	14,307	10,233

Net interest income	21,801	22,552	19,191
Provision for loan losses	4,002	639	839
Net interest income after provision for loan losses	17,799	21,913	18,352

Other income:
Service charges on deposit accounts	3,979	3,846	3,304
Other service charges and fees	1,592	1,336	1,104
Net gain on sales and calls of securities available for sale	78	-	-
Impairment charge on investments	(570)	-	-
Net gain on sale of loans	298	423	159
Income on bank-owned life insurance	695	594	340
Other operating income	508	598	457
Total other income	6,580	6,797	5,364

Other expenses:
Salaries and employee benefits	11,386	10,543	8,073
Equipment and occupancy expenses	2,507	2,120	1,643
Amortization of intangibles	1,095	926	807
Impairment of intangibles	9,121	-	-
Other operating expenses	6,254	6,045	4,644
Total other expenses	30,363	19,634	15,167

Income (loss) before income taxes	(5,984)	9,076	8,549
Income tax expense	15	2,776	2,775
Net income (loss)	$(5,999)	$6,300	$5,774

Basic and diluted earnings (loss) per share	$(1.53)	$1.60	$1.58

See Notes to Consolidated Financial Statements.

SouthCrest Financial Group, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)
Years Ended December 31, 2008, 2007, and 2006
(Dollars in thousands)

	2008	2007	2006

Net income (loss)	$(5,999)	$6,300	$5,774

Other comprehensive income (loss):
Unrealized holding gain on securities available for sale arising during period, net of taxes of $406, $436, and $144	666	721	328
Reclassification adjustment for gains included in net income, net of tax of $(186), $-0-, and $-0-	(306)	-	-

Comprehensive income (loss)	$(5,639)	$7,021	$6,102

See Notes to Consolidated Financial Statements.

SouthCrest Financial Group, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
December 31, 2008, 2007 and 2006
(Dollars in thousands, except per share data)

					Accumulated
			Additional		Other Com-	Unearned	Total
	Common Stock		Paid In	Retained	prehensive	Compensation	Stockholders'
	Shares	Par Value	Capital	Earnings	Income (Loss)	(ESOP)	Equity

Balance, December 31, 2005	3,581,193	$3,581	$40,846	$9,528	$(499)	$-	$53,456
Net income	-	-	-	5,774	-	-	5,774
Adjustment resulting from adoption of Staff Accounting Bulletin Number 108	-	-	-	233	-	-	233
Cash dividends declared, $.50 per share	-	-	-	(1,791)	-	-	(1,791)
Shares issued in business combination	371,135	371	9,093	-	-	-	9,464
Stock compensation	-	-	95	-	-	-	95
Adjustment for shares owned by ESOP	-	-	-	(4)	-	-	(4)
Unrealized gain on securities available for sale	-	-	-	-	328	-	328
Balance, December 31, 2006	3,952,328	$3,952	$50,034	$13,740	$(171)	$-	$67,555
Net income	-	-	-	6,300	-	-	6,300
Cash dividends declared,
$.52 per share	-	-	-	(2,056)	-	-	(2,056)
Stock compensation	-	-	106	-	-	-	106
Purchase and retirement of stock	(20,800)	(20)	(433)	-	-	-	(453)
Adjustment for shares owned by ESOP	-	-	-	(103)	-	-	(103)
Change in unearned compensation - ESOP	-	-	-	-	-	(349)	(349)
Unrealized gain on securities available for sale	-	-	-	-	721	-	721
Balance, December 31, 2007	3,931,528	$3,932	$49,707	$17,881	$550	$(349)	$71,721
Adjustment resulting from initial adoption of EITF Issue 06-4	-	-	-	(735)	-	-	(735)
Net loss	-	-	-	(5,999)	-	-	(5,999)
Cash dividends declared,$.52 per share	-	-	-	(2,044)	-	-	(2,044)
Stock compensation	-	-	105	-	-	-	105
Adjustment for shares owned by ESOP	-	-	-	597	-	-	597
Principal reduction of ESOP debt	-	-	-	-	-	23	23
Unrealized gain on securities available for sale	-	-	-	-	360	-	360
Balance, December 31, 2008	3,931,528	$3,932	$49,812	$9,700	$910	$(326)	$64,028

See Notes to Consolidated Financial Statements.

SouthCrest Financial Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For The Years Ended December 31, 2008, 2007, and 2006
(Dollars in thousands)

	2008	2007	2006
OPERATING ACTIVITIES
Net income (loss)	$(5,999)	$6,300	$5,774
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	1,228	1,097	824
Amortization of intangibles	1,095	926	807
Impairment charge on intangibles	9,121	-	-
Other amortization	118	234	113
Provision for loan losses	4,002	639	839
Stock compensation expense	105	106	95
Deferred compensation expense	831	470	251
Impairment loss on investment securities	570	-	-
Gain on sale of securities available for sale	(78)	-	-
Deferred income taxes	(1,415)	(320)	(312)
Income on bank-owned life insurance	(695)	(594)	(340)
Decrease (increase) in interest receivable	962	(113)	(421)
Decrease in income taxes payable	(618)	(28)	(198)
Decrease in interest payable	(1,048)	(360)	1,069
Net gain on sale of loans	(298)	(423)	(159)
Originations of mortgage loans held for sale	(14,475)	(12,046)	(15,323)
Proceeds from sales of mortgage loans held for sale	14,510	12,420	15,341
Loss on disposal of equipment	-	25	-
Loss on sale of other real estate	179	-	-
Decrease (increase) in other assets	223	167	(1,266)
Increase (decrease) in other liabilities	(419)	(605)	136
Net cash provided by operating activities	7,899	7,895	7,230

INVESTING ACTIVITIES
Purchases of securities held to maturity	(5,113)	-	-
Proceeds from maturities of securities held to maturity	23,944	8,319	10,947
Purchases of securities available for sale	(37,320)	(23,701)	(11,243)
Proceeds from calls, maturities, and sales of securities available for sale	38,456	31,312	8,725
Net (increase) decrease in restricted equity securities	(286)	278	362
Net (increase) decrease in interest-bearing deposits in other banks	(6,126)	(5,575)	254
Net increase in loans	(30,439)	(13,481)	(24,529)
Purchase of premises and equipment	(2,508)	(2,982)	(3,393)
Proceeds from sale of other real estate owned	1,337	584	630
Purchase of bank-owned life insurance	-	-	(5,495)
Net cash equivalents (used in) acquired in business combination	-	(6,147)	9,144
Net cash (used in) investing activities	(18,055)	(11,393)	(14,598)

See Notes to Consolidated Financial Statements.

SouthCrest Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (continued)
For The Years Ended December 31, 2008, 2007,and  2006
(Dollars in thousands)

	2008	2007	2006
FINANCING ACTIVITIES
Net increase in deposits	$5,672	$1,637	$32,692
Increases in short-term borrowed funds	7,870	-	-
Principal repayments on short-term borrowed funds	(3,055)	(110)	(15,110)
Increases in long-term borrowed funds	2,500	5,775	6,280
Principal repayments on long-term borrowed funds	(143)	(5,000)	(5,500)
Purchase and retirement of stock	-	(453)	-
Change in unearned compensation - ESOP	23	(349)	-
Dividends paid	(2,044)	(2,056)	(1,791)
Net cash provided by (used in) financing activities	10,823	(556)	16,571
Net increase (decrease) in cash and due from banks	667	(4,054)	9,203
Cash and cash equivalents at beginning of year	25,376	29,430	20,227
Cash and cash equivalents at end of year	$26,043	$25,376	$29,430

SUPPLEMENTAL DISCLOSURES
Cash paid for:
Interest	$12,273	$14,207	$9,164
Income taxes	1,718	2,982	3,156

NONCASH TRANSACTIONS
Principal balances of loans transferred to other real estate owned	$6,852	$704	$506
Increase (decrease) in redeemable common stock held by ESOP	(597)	103	4
Unrealized gain on securities available for sale, net	360	721	328
Adjustment for initial adoption of EITF 06-4	(735)	-	-

BUSINESS COMBINATION
Cash and due from banks	$-	$3,103	$8,497
Federal funds sold	-	8,100	3,204
Interest-bearing deposits in other banks	-	181	1,096
Securities available for sale	-	24,046	13,451
Restricted equity securities	-	257	121
Loans, net	-	26,344	33,229
Bank-owned life insurance	-	3,187	2,117
Premises and equipment	-	909	1,500
Goodwill	-	5,198	6,392
Core deposit intangible	-	715	1,052
Other assets	-	1,254	808
Total assets	$-	$73,294	$71,467

Deposits	$-	$49,672	$52,030
Short-term borrowed funds	-	3,000	-
Other liabilities	-	3,272	2,416
Total liabilities assumed	-	55,944	54,446
Purchase price	$-	$17,350	$17,021

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

Cash, Due from Banks and Cash Flows

For purposes of reporting cash flows, cash and due from banks include cash on hand, cash items in process of collection, amounts due from banks and federal funds sold. Cash flows from loans, interest-bearing deposits in other financial institutions, and deposits are reported net.

The Company’s subsidiaries are required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits. The total of those reserve balances was approximately $5,064,000 and $2,857,000 at December 31, 2008 and 2007, respectively.

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

Other Real Estate Owned

Other real estate owned represents properties acquired through or in lieu of loan foreclosure and is initially recorded at fair value less estimated costs to sell. Any write-down to fair value at the time of transfer to other real estate owned is charged to the allowance for loan losses. Costs of improvements are capitalized, whereas costs relating to holding other real estate owned and subsequent adjustments to the value are expensed. The carrying amount of other real estate owned at December 31, 2008 and 2007 was $5,592,000 and $256,000.

Intangible Assets

Intangible assets consist of goodwill, core deposit premiums, and mortgage servicing rights.  Goodwill and core deposit premiums are acquired in connection with business combinations.  The core deposit premium is initially recognized based on a valuation performed as of the consummation date. The core deposit premium is amortized over the average remaining life of the acquired customer deposits, normally 8 to 12 years, using an accelerated or straight-line method, depending on the results of the initial valuation of the specific intangibles.  Mortgage servicing rights are recognized initially at fair value as loans are sold into the secondary market with servicing rights retained and are amortized over the estimated life of underlying loans.  All intangible assets, including goodwill, are tested annually for potential impairment.  During 2008, the Company recorded impairment charges of $7,858,000 related to goodwill and $1,263,000 related to core deposit intangible.  No impairment charges were recorded in 2007 and 2006.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.  A valuation allowance may be recorded to reduce net deferred tax assets if it is more likely than not that some portion or all of the deferred tax asset will not be realized.  Such valuation allowances were not required as of December 31, 2008 or 2007.

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

Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted-average number of shares of common stock outstanding. In calculating the weighted-average shares outstanding, shares secured by the Company’s loan to its Employee Stock Ownership Plan (the “ESOP”) are subtracted from shares outstanding.  Dilutive potential common shares are calculated in accordance with the treasury stock method, which assumes that proceeds from the exercise of all warrants and options are used to repurchase common stock at market value.  The amount of shares remaining after the proceeds are exhausted represents the potentially dilutive effect of the securities.  If the price at which the option may be exercised is greater than the average market price of the stock, then the option is assumed to be nondilutive and therefore is not included in the computation of diluted earnings per share.  In 2005, the Company issued 183,500 options under the SouthCrest Financial Group, Inc. 2005 Stock Incentive Plan (the “Stock Incentive Plan”), and in 2006 issued an additional 7,900 options.  The options granted were nondilutive for 2006, 2007 and 2008.  The Stock Incentive Plan is explained more fully in Note 10.  The weighted average number of shares outstanding for the years ended December 31, 2008, 2007, and 2006 was 3,916,707, 3,946,689, and 3,643,218, respectively.

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

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Standards (Continued)

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements and requires the impact of a tax position to be recognized in the financial statements if that position is more likely than not of being sustained by the taxing authority.  The years 2004 through 2006 are still subject to audit for the Company’s Federal, Georgia, and Alabama income tax returns.  The Company adopted FIN 48 effective January 1, 2007, and its adoption did not have a material effect on the Company’s consolidated financial position or results of operation.  It is the Company’s policy to recognize interest and penalties associated with uncertain tax positions as components of income taxes.  There were no material interest or penalties accrued during the years ended December 31, 2008 and 2007.  No material tax uncertainties exist as of December 31, 2008 and 2007.

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

In September 2006, the FASB ratified EITF Issue 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. EITF Issue 06-4 addresses accounting for split-dollar life insurance arrangements after the employer purchases a life insurance policy on the covered employee. This Issue states that an obligation arises as a result of a substantive agreement with an employee to provide future postretirement benefits. Under Issue EITF 06-4, the obligation is not settled upon entering into an insurance arrangement. Since the obligation is not settled, a liability should be recognized in accordance with applicable authoritative guidance. Issue EITF 06-4 is effective for fiscal years beginning after December 15, 2007. In adopting EITF Issue 06-4, the Company recorded a liability of $735,000 as of January 1, 2008 with a corresponding offset against retained earnings, and recorded compensation expense in 2008 of approximately $100,000 relating to these obligations.

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

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Liabilities.  SFAS No. 159 allows an entity to elect to measure certain financial assets and liabilities at fair value with changes in fair value recognized in the income statement each period.  The statement also requires additional disclosures to identify the effects of an entity’s fair value election on its earnings.  The Company adopted SFAS No. 159 on January 1, 2008, with no material impact on the financial condition, results of operations, or liquidity.   The Company did not elect fair value accounting on any assets or liabilities.

In November 2007, the SEC issued Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value Through Earnings (“SAB No. 109”). SAB No. 109 rescinds SAB No. 105’s prohibition on inclusion of expected net future cash flows related to loan servicing activities in the fair value measurement of a written loan commitment. SAB No. 109 applies to any loan commitments for which fair value accounting is elected under SFAS No. 159. SAB No. 109 is effective prospectively for derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. SAB No. 109 did not have a material impact on the Company’s financial condition or results of operations.

In March 2007, the FASB ratified EITF No. 06-10, Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements. One objective of EITF No. 06-10 is to determine whether a liability for future benefits under a collateral assignment split-dollar life insurance arrangement that provides a benefit to an employee that extends into postretirement periods should be recognized in accordance with SFAS No. 106 or APB Opinion 12, as appropriate, based on the substantive agreement with the employee. Another objective of EITF No. 06-10 is to determine how the asset arising from a collateral assignment split-dollar life insurance arrangement should be recognized and measured. EITF No. 06-10 is effective for fiscal years beginning after December 15, 2007. The Company adopted the provisions of EITF No. 06-10 in the first quarter of 2008. The adoption of EITF No. 06-10 did not have a material impact on the Company’s financial condition or results of operations.

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

The Company will be required to prospectively apply SFAS No. 141(R) to all business combinations completed on or after January 1, 2009. Early adoption is not permitted. For business combinations in which the acquisition date was before the effective date, the provisions of SFAS No. 141(R) will apply to the subsequent accounting for deferred income tax valuation allowances and income tax contingencies and will require any changes in those amounts to be recorded in earnings. At December 31, 2008, the Company had no acquired deferred income tax valuation allowances and income tax contingencies.  Management is currently evaluating the effects that SFAS 141(R) will have on the financial condition, results of operations, liquidity, and the disclosures that will be presented in the consolidated financial statements.

Reclassification of Certain Items

Certain reclassifications to the prior year’s consolidated balance sheets and statements of income have been made to conform to current classification.  These reclassifications have no impact on net income, stockholders’ equity, or cash flows from operations, investing activities, or financing activities as previously reported.

NOTE 2. BUSINESS COMBINATIONS

On July 1, 2007 the Company completed its acquisition of Bank of Chickamauga pursuant to the definitive agreement entered into on February 23, 2007.  Bank of Chickamauga is a community bank located in the City of Chickamauga, Walker County, Georgia where it maintains two offices.  The City of Chickamauga is located in the Chattanooga, Tennessee metropolitan area, and completing this merger allows the Company to enter a new market.  Under terms of the definitive agreement, the shareholders of Chickamauga were to receive $18 million cash, less certain costs related to the merger and the termination of the Chickamauga defined benefit plan, in exchange for 100% of the voting stock of Bank of Chickamauga.  At the completion of the acquisition, Chickamauga shareholders received $17.2 million in cash with an additional $687,000 being placed in a reserve account to fund the costs related to terminating the Chickamauga defined benefit plan that are in excess of the $568,500 that was recorded on the books of Chickamauga as accrued pension expense but not yet transferred into the pension plan.  The reserve account is recorded as a liability in the financial statements.  Any funds remaining after the termination of the defined benefit plan will be distributed to the Chickamauga shareholders.  In February 2009, the Company received approval by the Internal Revenue Service for the Chickamauga pension plan’s termination which is scheduled for June 2009.

The merger was accounted for under the purchase method of accounting. Accordingly, results of operations for Bank of Chickamauga are included in the results of operations of SouthCrest prospectively from the date of merger, and the purchase price of $17.35 million, which includes merger costs of $150,000, was allocated to the fair values of Chickamauga’s assets and liabilities.  As a result, the Company initially recorded a core deposit intangible of $715,000 and goodwill of $5,198,000.  The core deposit intangible is being amortized on an accelerated basis over the estimated life of the deposits.  During the year ended December 31, 2008, the Company recorded impairment charges of $3,803,000 relating to the Chickamauga goodwill and $493,000 relating to the Chickamauga core deposit intangible based on a fair value determination.

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

reduced to $376,000 at July 1, 2007, representing a nonaccretable adjustment of $183,000.  Because the Company could not reasonably estimate cash flows expected to be collected from these loans, interest income is only recognized when cash payments are received on such loans.  The purchase accounting adjustments reflect a reduction in loans for $183,000 related to Chickamauga’s impaired loans, thus reducing the carrying value of these loans to $376,000 as of July 1, 2007.  At December 31, 2008, the carrying value of these loans had been reduced to $267,000 due to foreclosures and cash payments received from the borrowers.  Interest income recognized on such loans is not material for the six months ended December 31, 2007 and the year ended December 31, 2008.

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

On October 31, 2006, the Company completed its merger with Maplesville Bancorp. (“Maplesville”), a Maplesville, Alabama based bank holding company and the parent company of Peachtree Bank (“Peachtree”).  In connection with this merger, shareholders of Maplesville received approximately 371,135 shares of SouthCrest stock and $7,557,000 in cash.  The merger was accounted for using the purchase method of accounting.  Accordingly, results of operations for Peachtree Bank are included in the results of operations of SouthCrest prospectively from the date of merger, and the purchase price of $17.3 million, which includes merger costs of $254,000, was allocated to the fair values of Maplesville’s assets and liabilities.  As a result, the Company initially recorded a core deposit intangible of $1,052,000 and goodwill of $6,392,000.  The core deposit intangible was being amortized on an accelerated basis over the estimated life of the deposits. During the year ended December 31, 2008, the Company recorded impairment charges of $3,394,000 relating to the Peachtree goodwill and $771,000 relating to the Peachtree core deposit intangible based on a fair value determination.

The Company incurred certain merger costs related to the acquisitions of Maplesville and Chickamauga.  Presented in the table below is the activity in accrued merger costs related to Maplesville and Chickamauga:

	Beginning	Purchase	Charged to	Amounts	Ending
(Dollars in thousands)	Balance	Adjustments	Expense	Paid	Balance
Year ended December 31, 2008
Personnel costs	$973	$-	$-	$224	$749
Professional fees	54	-	-	30	24
Data processing costs	545	-	-	545	-
Total	$1,572	$-	$-	$799	$773
Year ended December 31, 2007
Severence and related costs	$-	$1,068	$-	$95	$973
Professional fees	54	216	-	216	54
Data processing costs	150	585	-	190	545
Other	14	15	-	29	-
Total	$218	$1,884	$-	$530	$1,572

The majority of the remaining accrued merger costs reflected above are expected to be paid out during 2009.   Personnel costs include change in control payments and the reserve for the termination of the Chickamauga defined benefit pension plan.  Professional fees primarily relate to investment banker fees, actuarial fees, legal fees and transfer agent fees. Data processing costs include fees paid for the early termination of service contracts with various data processing providers of the acquired banks and fees paid to SouthCrest’s data processing provider to convert the banks to SouthCrest’s data processing  system.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition including subsequent adjustments to the allocation of purchase price:

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. BUSINESS COMBINATIONS (continued)

Assets Acquired and Liabilities Assumed
(Dollars in thousands)

	Chickamauga	Maplesville

Cash and due from banks	$3,103	$8,497
Federal funds sold	8,100	3,204
Interest bearing deposits in other banks	181	1,096
Securities available for sale	24,046	13,451
Restricted equity securities	257	121
Loans, net	26,344	33,229
Bank-owned life insurance	3,187	2,117
Premises and equipment	909	1,500
Goodwill	5,198	6,392
Intangible assets	715	1,052
Other assets	1,254	808
Total assets acquired	$73,294	$71,467

Deposits	$49,672	$52,030
Short-term borrowed funds	3,000	-
Other liabilities	3,272	2,416
Total liabilities assumed	55,944	54,446
Purchase price	$17,350	$17,021

NOTE 3. SECURITIES

The amortized cost and fair value of securities are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Dollars in thousands)	Cost	Gains	Losses	Value

Securities Available for Sale
December 31, 2008:
U.S. Government and agency securities	$24,703	$509	$-	$25,212
State and municipal securities	16,824	285	(135)	16,974
Mortgage-backed securities	32,035	1,090	(27)	33,098
Corporate bonds and equity securities	3,083	22	(279)	2,826
	$76,645	$1,906	$(441)	$78,110
December 31, 2007:
U.S. Government and agency securities	$30,254	$305	$(4)	$30,555
State and municipal securities	17,958	276	(8)	18,226
Mortgage-backed securities	28,350	371	(120)	28,601
Equity securities	1,763	90	(27)	1,826
	$78,325	$1,042	$(159)	$79,208

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. SECURITIES (Continued)

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Dollars in thousands)	Cost	Gains	Losses	Value

Securities Held to Maturity
December 31, 2008:
U.S. Government and agency	$2,989	$28	$-	$3,017
State and municipal securities	6,403	105	(98)	6,410
Mortgage-backed securities	29,647	369	(187)	29,829
Corporate bonds	1,000	46	-	1,046
	$40,039	$548	$(285)	$40,302
December 31, 2007:
U.S. Government and agency securities	$20,289	$45	$(143)	$20,191
State and municipal securities	6,773	142	(18)	6,897
Mortgage-backed securities	30,823	56	(388)	30,491
Corporate bonds	1,000	53	-	1,053
	$58,885	$296	$(549)	$58,632

The amortized cost and fair value of securities held to maturity and securities available for sale as of December 31, 2008 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available For Sale		Securities Held To Maturity
	Amortized	Fair	Amortized	Fair
(Dollars in thousands)	Cost	Value	Cost	Value

Due within one year	$5,600	$5,682	$310	$313
Due from one to five years	22,229	22,750	1,379	1,402
Due from five to ten years	10,223	10,368	5,347	5,486
Due after ten years	3,475	3,386	3,356	3,272
Mortgage-backed securities	32,035	33,098	29,647	29,829
Equity securities and corporate bonds	3,083	2,826	-	-
	$76,645	$78,110	$40,039	$40,302

Securities with a carrying value of $71,525,000 and $72,884,000 at December 31, 2008 and 2007, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

The following table shows the gross unrealized losses and fair value of securities, aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2008.

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. SECURITIES (Continued)

(Dollars in thousands)	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description of securities	Value	Losses	Value	Losses	Value	Losses
State and municipal securities	$2,940	$(147)	$364	$(86)	$3,304	$(233)
Mortgage-backed securities	6,587	(71)	5,858	(143)	12,445	(214)
Equity securities	1,021	(102)	-	-	1,021	(102)
Corporate bonds	767	(177)	-	-	767	(177)
Total	$11,315	$(497)	$6,222	$(229)	$17,537	$(726)

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

These unrealized losses are considered temporary because of acceptable investment grades on each security,  the likelihood of the market value increasing to the initial cost basis of the security, and the intent and ability of the Company to hold these securities until recovery of the market values.  During the third quarter of 2008, the Company recorded an impairment charge of $570,000 on $640,000 of Federal National Mortgage Association (“Fannie Mae”) perpetual preferred stock. The reclassification of an unrealized mark-to-market loss on these securities to an other-than-temporary was based on the fair market value of the stock on at the time that the United States government took Fannie Mae into receivership.  Previous losses on the securities were recognized in the equity section of the balance sheet.  In order to take advantage of the tax benefit of the loss, the Company sold the securities in the fourth quarter of 2008 at an additional loss of $62,000 which is included in net gains on sale and calls of securities available for sale.  There were no sales of securities in 2007 and 2006.

NOTE 4. LOANS

The composition of loans is summarized as follows:

	December 31,
(Dollars in thousands)	2008	2007

Commercial, financial, and agricultural	$18,740	$22,595
Real estate – construction	74,095	66,069
Real estate – mortgage	261,866	241,316
Consumer	35,552	38,834
Other	5,547	5,162
	395,800	373,976
Unearned income	(12)	(151)
Allowance for loan losses	(7,285)	(4,952)
Loans, net	$388,503	$368,873

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. LOANS (Continued)

Loans serviced for others totaled $86,976,000, $83,856,000, and $79,680,000 at December 31, 2008, 2007 and 2006, respectively.

Changes in the allowance for loan losses are as follows:

	Years Ended December 31,
(Dollars in thousands)	2008	2007	2006

Balance, beginning of year	$4,952	$4,480	$3,477
Provision for loan losses	4,002	639	839
Loans charged off	(2,244)	(1,142)	(903)
Recoveries of loans previously charged off	575	611	436
Balance acquired in business combination	-	364	631
Balance, end of year	$7,285	$4,952	$4,480

The following is a summary of information pertaining to impaired loans:

	As of and for the Years Ended
	December 31,
(Dollars in thousands)	2008	2007	2006

Impaired loans without a valuation allowance	$-	$-	$-
Impaired loans with a valuation allowance	9,164	1,633	479
Total impaired loans	$9,164	$1,633	$479
Valuation allowance related to impaired loans	$1,603	$245	$72
Average investment in impaired loans	$5,920	$507	$659

Interest income recognized on impaired loans for the years ended December 31, 2008, 2007, and 2006 was immaterial.

There were $9,164,000 and $1,633,000 in loans on nonaccrual status at December 31, 2008 and 2007, respectively.  Loans of $779,000 and $247,000 were past due ninety days or more and still accruing interest at December 31, 2008 and 2007, respectively.

In the ordinary course of business, the Company has granted loans to certain related parties, including executive officers, directors and their affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. Changes in related party loans for the year ended December 31, 2008 are as follows:

(Dollars in thousands)

Balance, beginning of year	$1,108
Advances	106
Repayments	(392)
Balance, end of year	$822

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,
(Dollars in thousands)	2008	2007

Land	$3,226	$3,125
Buildings	14,513	12,720
Leasehold improvements	532	532
Construction in progress	243	393
Equipment	6,714	5,845
	25,228	22,615
Accumulated Depreciation	(5,855)	(4,522)
	$19,373	$18,093

Construction in progress amounts at December 31, 2008 relates to the construction of a branch facility to replace an existing branch at the Bank of Chickamauga in Chickamauga, Georgia, and at December 31, 2007 to the construction of the Company’s operations center in Thomaston, Georgia.  In 2007 the Company began operating a branch office in a leased facility in Tyrone, Fayette County, Georgia which is subject to a ten year lease.  Leasehold improvements for the office amounted to $513,000.

Leases:

In 2004 the Company leased a branch office location in Fayetteville, Fayette County, Georgia under a five year lease that will expire in August, 2009.  Effective April 30, 2009 the Company will consolidate its Fayette County banking operations at the Tyrone branch.  The Tyrone branch was opened in 2007 in a facility subject to a lease having a term of ten years with certain renewal options.

Rental expense under all operating leases amounted to $143,000, $114,000, and $91,000 for the years ended December 31, 2008, 2007 and 2006, respectively. Commitments for lease obligations are as follows:

(Dollars in thousands)

2009	$121
2010	77
2011	79
2012	81
2013	82
Thereafter	315
$755

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6. INTANGIBLE ASSETS

Following is a summary of information related to intangible assets:

	As of December 31, 2008		As of December 31, 2007
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
(Dollars in thousands)	Amount	Amortization	Amount	Amortization

Goodwill	$6,397	-	$14,255	-

Core deposit intangible	$9,441	$(7,389)	$9,441	$(5,159)
Mortgage servicing rights	1,006	(481)	863	(353)
Total other intangible assets	$10,447	$(7,870)	$10,304	$(5,512)

Goodwill impairment testing is performed annually or more frequently if events or circumstances indicate possible impairment.  The evaluation of goodwill for impairment uses both the income and market approaches to value the reporting units of the Company.  The income approach consists of discounting projected long-term future cash flows (earnings), which are derived from internal forecasts and economic expectations for the Company and its reporting units.  The significant inputs to the income approach include the long-term target tangible equity to tangible assets ratio and the discount rate, which is determined utilizing the Company’s cost of capital adjusted for a company-specific risk factor.   The company-specific risk factor is used to address the uncertainty of growth estimates and earnings projections of management.  Under the market approach, a value is calculated from an analysis of comparable acquisition transactions based on earnings, book value, assets and deposit premium multiples from the sale of similar financial institutions.  The Company’s goodwill testing for 2008, which was updated as of December 31, 2008, indicated that the intangible assets recorded at the time of acquisition of FNB Polk, Peachtree and Chickamauga were impaired based on the substantial decline in the Company’s common stock price and the economic outlook for the Company’s industry.  As a result, the Company recorded goodwill impairment charges of $7,858,000 and core deposit intangible impairment charges of $1,263,000 for the year ended December 31, 2008.  If the Company’s stock price continues to decline, if the Company does not produce anticipated cash flows, or if comparable banks begin selling at significantly lower prices than in the past, the Company’s goodwill may be further impaired in the future.

Amortization expense for the core deposit intangibles was $967,000, $926,000, and $807,000 for the years ended December 31, 2008, 2007, and 2006, respectively.  Amortization expense for the mortgage servicing rights was $128,000 and $131,000 for the year ended December 31, 2008 and 2007.  The estimated amortization expense of all intangible assets in future years is as follows:

(Dollars in thousands)
2009	$863
2010	618
2011	304
2012	285
2013	273
Thereafter	234
$2,577

The following reflects the activity in our mortgage servicing assets:

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6. INTANGIBLE ASSETS (continued)

(Dollars in thousands)	2008	2007
Beginning balance	$510	$375
Amounts recognized upon sales	143	266
Amortization	(128)	(131)
Ending balance	$525	$510

The fair value of mortgage servicing rights for loans originated during the year ended December 31, 2006 approximated $153,000.

NOTE 7. DEPOSITS

Deposits are as follows:

	December 31,
(Dollars in thousands)	2008	2007

Noninterest bearing deposits	$75,912	$80,685
Interest checking	95,979	83,742
Money market	54,545	55,687
Savings	42,651	41,997
Certificates of deposit	250,614	251,820
	519,701	513,931

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2008 and 2007 was $87,184,000 and $84,616,000, respectively. The scheduled maturities of time deposits at December 31, 2008 are as follows:

(Dollars in thousands)

2009	$185,476
2010	29,796
2011	17,006
2012	8,186
2013	9,949
Thereafter	201
$250,614

Overdraft demand deposits reclassified to loans totaled $321,000 and $272,000 at December 31, 2008 and 2007, respectively.

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. BORROWED FUNDS

Other borrowed funds consist of the following:

	December 31,
(Dollars in thousands)	2008	2007

Short-term borrowings
Federal Home Loan Bank line of credit with a maturity of August 13, 2009. Interest is payable at a floating rate based on the daily rate credit. The interest rate as of December 31, 2008 was 0.46%	$7,870	$-
Federal Home Loan Bank advance with a maturity of March 26, 2008. Interest is payable monthly at a rate of 5.51%.	-	3,000
Current portion of Federal Home Loan Bank advance with a maturity of March 5, 2008. Interest is payable monthly at a rate of 6.25%. Principal is due in semi-annual installments of $55,000.	-	55
Current portion of Federal Home Loan Bank advance with a maturity of October 6, 2011. Interest is payable monthly at a rate of 3.53%. Principal is due in quarterly installments of $208,333.	833	-
Line of credit maturing October 1, 2018 secured by common stock of subsidiary banks. Principal balance outstanding at October 16, 2008 is due in quarterly payments for a period of ten years beginning January 1, 2009. Interest is payable quarterly at Prime minus 0.50%.	6,412	-

Total short-term borrowings	15,115	3,055

Long-term borrowings
Federal Home Loan Bank advance with a maturity of October 6, 2011. Interest is payable monthly at a rate of 3.53%. Principal is due in quarterly installments of $208,333.	1,667	-
Line of credit maturing October 1, 2018 secured by common stock of subsidiary banks. Principal balance of outstanding at October 16, 2008 is due in quarterly payments for a period of ten years beginning January 1, 2009. Interest is payable quarterly at Prime minus 0.50%	-	6,555

Total long-term borrowings	1,667	6,555

Total borrowings	$16,782	$9,610

Advances are collateralized by a blanket floating lien on qualifying first mortgages, pledges of certain securities and the Company’s Federal Home Loan Bank stock. The terms of the line of credit contain certain restrictive covenants including, among others, a requirement of each subsidiary bank to maintain certain minimum capital levels as well as maximum ratios related to the levels of nonperforming assets, to be measured quarterly.  At the inception of the loan, the restriction relative to maximum levels of nonperforming assets required that these assets not exceed 1% of each subsidiary’s total assets.  The Company was in violation of this covenant for the second and third quarters of 2008 for which it received waivers from the lender.  The Company and the lender agreed to amend the covenants such that each subsidiary’s nonperforming assets may not exceed 5% of total assets as of December 31, 2008 and for each quarter of 2009.  Thereafter, this ratio would reduce by 1% during each quarter in 2010 so that the maximum ratio returns to 1% of

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. BORROWED FUNDS (Continued)

total assets by December 31, 2010.  At December 31, 2008, as a result of the impairment of its goodwill and core deposit intangible assets, the Company was not in compliance with its covenant to maintain a minimum debt service coverage ratio, defined as net income of subsidiary banks multiplied by 50%, divided by the annual debt service of the Company.  The Company is working with Silverton Bank to obtain a waiver of this covenant.  If the Company remains outside this covenant and is unable to obtain a waiver or amendment of the loan agreement, Silverton Bank would have the right to give notice of default. If the Company is unable to cure the default within fifteen days of notice, then Silverton Bank would have the right to declare the entire balance of the loan due and payable, which could have a material adverse effect on the Company's liquidity and ability to pay dividends. Management intends to continue to vigorously pursue a favorable resolution to this issue, which in addition to the alternatives above, would include repayment of the loan through a payment of special dividends from the subsidiary banks, obtaining financing from another lender, or a combination of the two.

Contractual maturities of other borrowings as of December 31, 2008 are as follows:

2009	$15,115
2010	833
2011	834
2012	-
2013	-
Thereafter	-
$16,782

NOTE 9. EMPLOYEE BENEFIT PLANS

The Company maintains two defined contribution retirement plans (the “Plans”) for its officers and employees:  the SouthCrest Financial Group, Inc. 401(k) and Profit-Sharing Plan (the “401(k) Plan”) and the SouthCrest Financial Group, Inc. Employee Stock Ownership Plan (the “ESOP”).  Annually, the Company makes a determination of the  total funds it will contribute to the Plans.  Once determined, funds are first contributed to the 401(k) plan with the remainder contributed to the ESOP.  For the years ended December 31, 2008, 2007, and 2006 the total funds contributed approximated 8% of compensation less amounts paid as incentives and bonuses.

401(k) and Profit Sharing Plan

The 401(k) Plan is available to all eligible employees, subject to certain minimum age and service requirements. For the years ended December 31, 2008, 2007 and 2006, the Company contributed 6% of an employee’s compensation to the Plan without regard to an employee’s level of participation.  The contributions expensed were $538,000, $445,000, and $391,000 for the years ended December 31, 2008, 2007 and 2006, respectively.  These expenses are included in salaries and employee benefits expense in the accompanying statements of income.

Employee Stock Ownership Plan

The ESOP is available to all eligible employees, subject to certain age and service requirements.  For the years ended December 31, 2008, 2007 and 2006, the Company contributed $203,000, $182,000, and $143,000  respectively, to the ESOP. These expenses are included in salaries and employee benefits expense in the accompanying statements of income.

In accordance with the ESOP, the Company is expected to honor the rights of certain participants to diversify their account balances or to liquidate their ownership of the common stock in the event of termination. The purchase price of the common stock would be based on the fair market value of the Company’s common stock as of the annual valuation date, which precedes the date the put option is exercised. No participant has exercised their right to diversify their account balances since the inception of the ESOP, and no significant cash outlay is expected during 2009. However, since the redemption of common stock is outside the control of the Company, the Company’s

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9. EMPLOYEE BENEFIT PLANS (continued)

maximum cash obligation based on the approximate market prices of common stock as of the reporting date has been presented outside stockholders’ equity. The amount presented as redeemable common stock held by the ESOP in the consolidated balance sheet represents the Company’s maximum cash obligation and has been reflected as a reduction of retained earnings.

At December 31, 2008 and 2007, the ESOP held 69,388 and 66,666 shares of the Company stock. Shares held by the ESOP considered outstanding for purposes of calculating the Company’s earnings per share were 54,315 and 50,786 shares as of December 31, 2008 and 2007, respectively.  In November 2007, the ESOP purchased 15,880 shares funded by a $349,000 direct loan from the Company.  At December 31, 2008 and 2007, the balance of the loan was $326,000 and $349,000, respectively, and is reported on the balance sheet as “Unearned Compensation – ESOP” and is a reduction of stockholders’ equity.  This loan carries an interest rate of Prime minus 0.50% and is to be repaid over a term of fifteen years.  As principal reductions are made to the loan, shares are released from the loan as collateral and allocated to participant accounts.  The number of shares originally secured by the loan and allocated to participant accounts totaled 1,059 at December 31, 2008.  No shares were allocated to participant accounts at December 31, 2007.  Shares secured by the loan are not allocated to participant accounts and therefore are not considered outstanding for purposes of computing earnings per share.

Deferred Compensation Plan

The Company has a deferred compensation plan for death and retirement benefits for certain key officers. The estimated amounts to be paid under the compensation plan have been funded through the purchase of life insurance policies on the officers. The balance of the policy cash surrender values included in other assets at December 31, 2008 and 2007 is $16,997,000 and $16,302,000, respectively. Income recognized on the policies amounted to $695,000, $594,000, and $340,000 for the years ended December 31, 2008, 2007, and 2006, respectively. The balance of deferred compensation included in other liabilities at December 31, 2008 and 2007 is $4,871,000 and $4,139,000, respectively. Expense recognized for deferred compensation amounted to $776,000, $470,000, and $251,000 for the years ended December 31, 2008, 2007, and 2006, respectively.  In connection with its October 31, 2006 merger with Maplesville, the Company acquired bank-owned life insurance contracts with a fair value of $2,117,000 and assumed $1,483,000 in deferred compensation liabilities.  In connection with its July 1, 2007 merger with Chickamauga, the Company acquired bank-owned life insurance contracts with a fair value of $3,187,000 and assumed $927,000 in deferred compensation liabilities.

Defined Benefit Plan

In its July 1, 2007 acquisition of Bank of Chickamauga, the Company assumed the Bank of Chickamauga Defined Benefit Plan (the “Chickamauga Plan”).  In accordance with the Merger Agreement, the Chickamauga Plan  was terminated effective November 1, 2007.  The Company received Internal Revenue Service approval of the plan termination on February 19, 2009, and the final distribution is anticipated to be June 1, 2009.  When the Chickamauga Plan is terminated, participants will have the option of receiving a lump sum cash distribution or a private annuity that provides substantially the same benefit as they would have received under the Chickamauga Plan.   At December 31, 2007, the most recent period for which information is available, the Accumulated Benefit Obligation of the Chickamauga Plan was $2,510,000 and the plan assets were $1,879,000, leaving a plan shortfall of $631,000.  The Accumulated Benefit Obligation was calculated in accordance with IRS regulations governing plan terminations which will be in effect in 2008 when the Chickamauga Plan is terminated.  These regulations will require the use of multiple discount rates correlating to various durations of the estimated plan participant liabilities, resulting in an average discount rate of 4.85%.  At December 31, 2008 the Company had recorded on its books accrued pension expense totaling $568,500 to be used to fund any shortfall in plan assets at the time of the plan termination.  Any legal, actuarial, administrative or benefit costs to terminate the plan in excess of this amount will be funded from the $687,000 which was escrowed at the date of merger.  As of December 31, 2008, the balance of the escrowed account was $640,000.

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

The Company adopted SFAS No. 123(R) using the modified prospective application as permitted under SFAS No. 123(R).  Accordingly, prior period amounts have not been restated. Under this application, the Company is required to record compensation expense for all awards granted after the date of adoption and for the unvested  portion of previously granted awards that remain outstanding at the date of adoption.  For the years ended December 31, 2008, 2007 and 2006, the Company recorded compensation expense related to stock options of $105,000, $106,000 and $95,000, respectively.

Prior to the adoption of SFAS No. 123(R), the Company used the intrinsic value method as prescribed by APB No. 25 and thus recognized no compensation expense for options granted with exercise prices equal to the fair market value of the Company’s common stock on the date of grant.

The Company maintains the SouthCrest Financial Group, Inc. 2005 Stock Incentive Plan (the “Stock Incentive Plan”), which provides for up to 549,000 shares of the Company’s stock to be awarded in the form of stock options.  Both incentive stock options and non-qualified options may be granted under the Plan.  The exercise price of each option equals the market price of the Company’s stock on the date of grant.  The incentive stock options generally vest at the rate of 20% per year over five years, and expire after ten years from the date of grant.  The Company immediately vested a grant of 104,000 stock options in 2005.  At December 31, 2008, 363,600 shares remained available for future grant.  Compensation cost that has been charged against income was approximately $105,000,  $106,000 and $95,000 for the years ended December 31, 2008, 2007 and 2006, respectively.  Because all options that are subject to expensing under SFAS No. 123(R) are tax qualifying, it is not expected that recognized compensation expense relating to these stock options will result in future tax benefits.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model.  The Company granted 7,900 stock options during the year ended December 31, 2006 which had a fair value of $6.48 for each option.  No options were granted for the years ended December 31, 2008 and 2007.  The following table presents the assumptions for the Black-Scholes model used in determining the fair value of options granted to employees in December, 2006:

2006

Dividend yield	2.16%
Risk-free interest rate	4.58%
Expected life	6.5 years
Volatility	26.34%

A summary of activity in the Stock Incentive Plan is presented below:

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10. STOCK COMPENSATION PLAN (Continued)

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Options	Price	Term	Value
Outstanding at December 31, 2005	183,500	$23.45
Granted	7,900	$23.10
Exercised	-
Forfeited	-
Outstanding at December 31, 2006	191,400	$23.44
Granted	-
Exercised	-
Forfeited	-
Outstanding at December 31, 2007	191,400	$23.44
Granted	-
Exercised	-
Forfeited	6,000	$23.39
Outstanding at December 31, 2008	185,400	$23.44	7 years	$-
Options exercisable at December 31, 2008	148,700	$23.39	7 years	$-

Since the inception of the Stock Incentive Plan, no options have been exercised.  Because the end of period stock price was less than or equal to the exercise prices of options outstanding, the options outstanding and exercisable at December 31, 2008 had no intrinsic value.  As of December 31, 2008, there was $204,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements, which is expected to be recognized over a weighted average life of 2.1 years.

Options outstanding at December 31, 2008 were as follows:

	Outstanding			Exercisable
			Weighted			Weighted
		Weighted	Average		Weighted	Average
		Average	Remaining		Average	Remaining
	Number of	Exercise	Contractual	Number of	Exercise	Contractual
Exercise Price	Options	Price	Term	Options	Price	Term

$23.10	6,900	$23.10	8 years	-	$23.10	8 years
$23.45	178,500	$23.45	7 years	148,700	$23.45	7 years

Total	185,400			148,700

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11. INCOME TAXES

The components of income tax expense are as follows:

	Years Ended December 31,
(Dollars in thousands)	2008	2007	2006

Current
Federal	$1,378	$2,803	$2,764
State	52	293	323
Total current	1,430	3,096	3,087

Deferred
Federal	(1,191)	(276)	(281)
State	(224)	(44)	(31)
Total deferred	(1,415)	(320)	(312)

	$15	$2,776	$2,775

The Company’s income tax expense differs from the amounts computed by applying the Federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	Years Ended December 31,
(Dollars in thousands)	2008	2007	2006

Tax provision at statutory rate	$(2,035)	$3,086	$2,907
State income taxes, net of Federal benefit	(114)	164	193
Tax-exempt income	(599)	(504)	(358)
Goodwill impairment	2,672	-	-
Stock option expense	36	36	33
Other	55	(6)	-

Income tax expense	$15	$2,776	$2,775

The components of deferred income taxes are as follows:

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11. INCOME TAXES (Continued)

	December 31,
(Dollars in thousands)	2008	2007
Deferred tax assets:
Loan loss reserves	$2,611	$1,686
Deferred compensation	1,847	1,434
Security impairment	-	136
Intangibles	209	674
Purchase accounting	318	-
	4,985	3,930

Deferred tax liabilities
Purchaes accounting	-	535
Securities available for sale	555	334
Mortgage servicing rights	198	192
Depreciation	647	479
	1,400	1,540

Net deferred tax assets	$3,585	$2,390

The years 2005 through 2008 are still subject to audit for the Company’s Federal, Georgia, and Alabama income tax returns.  No material tax uncertainties exist as of December 31, 2008 or 2007.

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

	December 31,
(Dollars in thousands)	2008	2007

Commitments to extend credit	$29,842	$33,929
Credit card commitments	8,545	9,323
Commercial letters of credit	926	1,282
	$39,313	$44,534

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12. COMMITMENTS AND CONTINGENCIES (Continued)

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

Eighty five percent of the Company’s loan portfolio is concentrated in loans secured by real estate of which a substantial portion is secured by real estate in the Company’s primary market area. Accordingly, the ultimate collectibility of the loan portfolio is susceptible to changes in market conditions in the Company’s primary market area. The other significant concentrations of credit by type of loan are set forth in Note 4.

The Company, as a matter of policy, does not extend credit to any single borrower or group of related borrowers in excess of regulatory limits, or approximately $6,273,000 for Upson, $3,228,000 for FNB Polk, $1,989,000 for Peachtree, and $1,414,000 for Chickamauga.

NOTE 14. REGULATORY MATTERS

The Company’s bank subsidiaries are subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2008, approximately $868,000 of retained earnings was available for dividend declaration without regulatory approval.

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Banks to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets, as defined, and of Tier I capital to average assets, as defined. Management believes, as of December 31, 2008 and 2007, the Company and the Banks met all capital adequacy requirements to which they are subject.

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

The Company and the Banks’ actual capital amounts and ratios are presented in the following table.
(Dollars in thousands)	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
As of December 31, 2008
Total Capital to Risk Weighted Assets
Consolidated	$60,623	13.90%	$34,898	8%	$	N/A	N/A
Bank of Upson	32,662	13.70%	19,078	8%		23,848	10%
FNB Polk County	20,612	19.03%	8,667	8%		10,834	10%
Peachtree Bank	6,268	13.34%	3,759	8%		4,699	10%
Bank of Chickamauga	6,111	16.94%	2,885	8%		3,606	10%
Tier 1 Capital to Risk Weighted Assets
Consolidated	$55,150	12.64%	$17,449	4%	$	N/A	N/A
Bank of Upson	29,675	12.44%	9,539	4%		14,309	6%
FNB Polk County	19,252	17.77%	4,334	4%		6,500	6%
Peachtree Bank	5,680	12.09%	1,880	4%		2,819	6%
Bank of Chickamauga	5,658	15.69%	1,443	4%		2,164	6%
Tier 1 Capital to Average Assets
Consolidated	$55,150	9.02%	$24,109	4%	$	N/A	N/A
Bank of Upson	29,675	9.55%	12,424	4%		15,530	5%
FNB Polk County	19,252	11.61%	6,631	4%		8,289	5%
Peachtree Bank	5,680	8.31%	2,734	4%		3,418	5%
Bank of Chickamauga	5,658	8.00%	2,829	4%		3,536	5%

As of December 31, 2007
Total Capital to Risk Weighted Assets
Consolidated	$59,423	14.51%	$32,770	8.00%	$	N/A	N/A
Bank of Upson	31,746	14.53%	17,480	8.00%		21,850	10.00%
FNB Polk County	20,891	18.84%	8,871	8.00%		11,089	10.00%
Peachtree Bank	6,083	13.72%	3,547	8.00%		4,434	10.00%
Bank of Chickamauga	5,911	16.68%	2,834	8.00%		3,543	10.00%
Tier 1 Capital to Risk Weighted Assets
Consolidated	$54,604	13.33%	$16,385	4.00%	$	N/A	N/A
Bank of Upson	29,304	13.41%	8,740	4.00%		13,110	6.00%
FNB Polk County	19,504	17.59%	4,436	4.00%		6,653	6.00%
Peachtree Bank	5,536	12.49%	1,774	4.00%		2,660	6.00%
Bank of Chickamauga	5,468	8.75%	1,417	4.00%		2,126	6.00%
Tier 1 Capital to Average Assets
Consolidated	$54,604	9.14%	$23,883	4.00%	$	N/A	N/A
Bank of Upson	29,304	9.94%	11,796	4.00%		14,745	5.00%
FNB Polk County	19,504	11.65%	6,694	4.00%		8,368	5.00%
Peachtree Bank	5,536	8.75%	2,531	4.00%		3,164	5.00%
Bank of Chickamauga	5,468	7.61%	2,873	4.00%		3,591	5.00%

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

The estimated fair values and related carrying amounts of the Company’s financial instruments were as follows:

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	2008		2007
	Carrying	Fair	Carrying	Fair
(Dollars in thousands)	Amount	Value	Amount	Value

Financial assets
Cash, due from banks, interest bearing deposits in other banks, and federal funds sold	$42,806	$42,806	$36,013	$36,013
Securities	118,149	118,412	138,093	137,840
Restricted equity securities	2,294	2,294	2,008	2,008
Loans and loans held for sale, net	396,136	399,408	369,102	378,367
Accrued interest receivable	2,939	2,939	3,901	3,901
Bank-owned life insurance	16,997	16,997	16,302	16,302

Financial liabilities
Deposits	519,701	524,136	513,931	517,638
Short-term borrowings	15,115	15,115	3,055	3,059
Long-term borrowings	1,667	1,684	6,555	6,555
Accrued interest payable	1,927	1,927	2,692	2,692

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements, (SFAS No. 157), which defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States, and enhances disclosures about fair value measurements.  SFAS No. 157 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures.  Available for sale securities are recorded at fair value on a recurring basis.  Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, loans held for investment and certain other assets.  These nonrecurring fair value adjustments would typically involve application of lower of cost or market accounting or write-downs of individual assets.

SFAS 157 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1	Observable inputs such as quoted prices in active markets;
Level 2	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Following is a description of valuation methodologies used for assets recorded at fair value.

Investment Securities:  Securities available for sale and securities held to maturity are valued on a recurring basis at quoted market prices where available.  If quoted market prices are not available, fair values are based on quoted market prices of comparable securities.  Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds.  Level 2 securities include mortgage-backed securities and debentures issued by government sponsored entities, municipal bonds and corporate debt securities.  Securities classified as Level 3 include asset-backed securities in less liquid markets and some common stock not traded on a national exchange.    Securities held to maturity are valued at quoted market prices or dealer quotes, similar to securities available for sale.  The carrying value of Federal Reserve Bank and Federal Home Loan Bank stock approximates fair value based on their redemption provisions.

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Loans Held for Sale:  Loans held for sale, consisting of mortgages to be sold in the secondary market, are carried at the lower of cost or market value.  The fair values of mortgage loans held for sale are based on commitments on hand from investors within the secondary market for loans with similar characteristics.  As such, the fair value adjustments for mortgage loans held for sale is nonrecurring Level 2.

Loans:  The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan may be considered impaired and an allowance for loan losses may be established.  Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan, (“SFAS No. 114”). The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows.  Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans.  At December 31, 2008, all of the total impaired loans were evaluated based on the fair value of the collateral.  In accordance with SFAS No. 157, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy.  When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3.

The table below presents the recorded amount of assets and liabilities measured at fair value on a recurring basis.

Fair Value Measurments at December 31, 2008 Using:
Quoted Prices
		In Active	Significant
		Markets	Other	Significant
		for Identical	Observable	Unobservable
	Fair	Assets	Inputs	Inputs
(Dollars in thousands)	Value	(Level 1)	(Level 2)	(Level 3)

Securities available for sale	$78,110	$27	$77,089	$994

The securities measured as Level 3 include investment in the common stock of a bank holding company that is not listed on an exchange.  Its fair value is measured as a factor of book value.  There were no gains or losses for the year ended December 31, 2008  included in earnings that are attributable to the change in unrealized gains or losses of the Company’s securities available for sale at December 31, 2008.

For those securities available for sale with fair values that are determined by reliance on significant unobservable inputs, the following table identifies the factors causing the change in fair value for the year ended December 31, 2008:

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Investment
Securities
Available
For Sale

Beginning balance, January 1, 2008	$280
Total gains (losses) realized or unrealized
Included in earnings	-
Included in other comprehensive income	(139)
Transfers in (out) of Level 3	853
Ending balance, December 31, 2008	$994

The table below presents the recorded amount of assets and liabilities measured at fair value on a nonrecurring basis.

Fair Value Measurments at December 31, 2008 Using:
Quoted Prices
		In Active	Significant
		Markets	Other	Significant
		for Identical	Observable	Unobservable
	Fair	Assets	Inputs	Inputs
(Dollars in thousands)	Value	(Level 1)	(Level 2)	(Level 3)

Impaired loans	$7,561	$-	$-	$7,561

The values of loans held for sale are based on prices observed for similar pools of loans, appraisals provide by third parties and prices determined based on terms of investor purchase commitments. The value of impaired loans is determined by the estimated collateral value or by the discounted present value of the expected cash flows.

NOTE 16. SUPPLEMENTAL FINANCIAL DATA

Components of other operating expenses in excess of 1% of revenue are as follows:

	Years Ended December 31,
(Dollars in thousands)	2008	2007	2006

Data processing fees	$1,486	$1,454	$1,222
Professional fees	740	620	439
Postage and supplies	707	692	527
Director fees	441	409	370

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17. PARENT COMPANY FINANCIAL INFORMATION

The following information presents the condensed balance sheets of SouthCrest Financial Group, Inc. as of December 31, 2008 and 2007 and the condensed statements of income and cash flows for each of the three years ended December 31, 2008:

CONDENSED BALANCE SHEETS

(Dollars in thousands)	2008	2007
Assets
Cash	$1,008	$1,001
Investment in subsidiaries	69,656	78,072
Securities available for sale	168	313
Other assets	256	152
Total assets	$71,088	$79,538

Liabilities, redeemable common stock and stockholders' equity
Short-term borrowed funds	$6,412	$6,555
Other liabilities	154	171

Redeemable common stock and stockholders' equity
Redeemable common stock held by ESOP	494	1,091
Stockholders' equity	64,028	71,721

Total liabilities, redeemable common stock and stockholders' equity	$71,088	$79,538

CONDENSED STATEMENTS OF INCOME

(Dollars in thousands)	2008	2007	2006

Dividend income from subsidiaries	$2,873	$17,942	$9,120
Other income	76	-	-
Total income	2,949	17,942	9,120

Interest expense	307	191	4
Other expense	898	902	750
Total expenses	1,205	1,093	754
Income before income taxes and equity in undistributed income of subsidiaries	1,744	16,849	8,366
Income tax benefits	(389)	(382)	(250)
Income before equity in undistributed income of subsidiaries	2,133	17,231	8,616
Equity in undistributed income (excess of distributions over income) of subsidiaries	(8,132)	(10,931)	(2,842)

Net income (loss)	$(5,999)	$6,300	$5,774

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17. PARENT COMPANY FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	2008	2007	2006

OPERATING ACTIVITIES
Net income (loss)	$(5,999)	$6,300	$5,774
Adjustments to reconcile net income (loss) to net cash provided by operating activities
(Undistributed income) excess distributions over income of subsidiaries	8,132	10,931	2,842
Stock option expense	105	106	95
Change in other assets	(50)	145	(167)
Change in other liabilities	(17)	83	115
Net cash provided by operating activities	2,171	17,565	8,659

INVESTING ACTIVITIES
Investment in subsidiaries	-	(2,250)	-
Cash paid in business combination	-	(17,350)	(7,987)
Net cash used in investing activities	-	(19,600)	(7,987)

FINANCING ACTIVITIES
Proceeds from long-term borrowed funds	-	5,775	6,280
Repayment of long-term borrowed funds	(143)	-	(5,500)
(Increase) decrease in unearned compensation - ESOP	23	(349)	-
Purchase and retirement of stock	-	(453)	-
Dividends paid	(2,044)	(2,056)	(1,791)
Net cash provided by (used in) financing activities	(2,164)	2,917	(1,011)

Net increase (decrease) in cash	7	882	(339)

Cash at beginning of year	1,001	119	458

Cash at end of year	$1,008	$1,001	$119

Noncash transactions:
Common stock issued in business combination	$-	$-	$9,464
Unrealized gain (loss) on securities available for sale	360	721	328

NOTE 18.  SUBSEQENT EVENTS

On January 27, 2009, the Company held its Special Meeting of Shareholders at which time the shareholders approved a proposal to amend its articles of incorporation to authorize a class of ten million (10,000,000)  of preferred stock, no par value.  This amendment would enable the Company to elect to participate in the U.S. Treasury’s TARP Capital Purchase Program if it is approved.

SOUTHCREST FINANCIAL GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18.  SUBSEQENT EVENTS (Continued)

On February 27, 2009, the Board of Directors of the Federal Deposit Insurance Corporation (FDIC) voted to amend the restoration plan for the Deposit Insurance Fund. The Board took action by imposing a special assessment on insured institutions of 20 basis points, implementing changes to the risk-based assessment system, and increased regular premium rates for 2009, which banks must pay on top of the special assessment. The 20 basis point special assessment on the industry will be as of June 30, 2009 payable on September 30, 2009. As a result of the special assessment and increased regular assessments, the Company projects it will experience an increase in FDIC assessment expense by approximately $1.5 million from 2008 to 2009. The 20 basis point special assessment represents $1.0 million of this increase.

On March 5, 2009, the FDIC Chairman announced that the FDIC would consider lowering  the special assessment from 20 basis points to 10 basis points if Congress passes legislation that would expand the FDIC’s line of credit with the Treasury to $100 billion. Legislation to this end is currently before Congress.    If approved, the special assessment cost to the Company would be reduced by approximately $520,000.

 The assessment rates, including the special assessment, are subject to change at the discretion of the Board of Directors of the FDIC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND STOCKHOLDERS
SOUTHCREST FINANCIAL GROUP, INC.

We have audited the accompanying consolidated balance sheets of SouthCrest Financial Group, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SouthCrest Financial Group, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, effective January 1, 2008, the Company has adopted EITF Issue 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.

/s/ Dixon Hughes PLLC

Atlanta, Georgia
April 3, 2009